ENERGY FUELS INC.

2014 ANNUAL INFORMATION FORM

DATED MARCH 18, 2015

IN RESPECT OF THE FINANCIAL YEAR
ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

CHANGE OF FINANCIAL YEAR END	1

CURRENCY	1

SHARE CONSOLIDATION	1

BASIS OF PRESENTATION	1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	2

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL ESTIMATES	5

INCORPORATION AND SUBSIDIARIES	6

GENERAL DEVELOPMENT OF THE BUSINESS	8

ENERGY FUELS’ BUSINESS	15
Mineral Projects	26
Summary of Mineral Reserves and Resources	26
The Henry Mountains Complex	32
Roca Honda Project	40
The Arizona Strip	52
The Daneros Mine	66
The Sheep Mountain Project	75
Gas Hills Project	88
La Sal Project	100
Juniper Ridge Project	115
The Whirlwind Mine	125
The Sage Plain Project	133
Copper King Gold/Copper Project	139
Non-Material Mineral Properties	149
Other New Mexico Projects:	152
Exploration Properties	155
Quality Assurance and Quality Control Procedures and Protocols	158
Environmental and Safety Matters	161
White Mesa Mill	161
Mines	163
Employees	163
Government Regulation	163
U.S. Uranium Industry	163
Land Tenure	164

RISK FACTORS	166

DIVIDENDS	179

DESCRIPTION OF CAPITAL STRUCTURE	179

MARKET FOR SECURITIES	180

DIRECTORS AND OFFICERS	183

THE AUDIT COMMITTEE	190

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	192

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS	193

TRANSFER AGENTS AND REGISTRARS	194

MATERIAL CONTRACTS	194

INTERESTS OF EXPERTS	195

ADDITIONAL INFORMATION	196

EXHIBIT 1: Organizational Structure	E-1

APPENDIX A: Charter of the Audit Committee	A-1

APPENDIX B: Glossary of Terms	B-1

CHANGE OF FINANCIAL YEAR END

In 2013, Energy Fuels Inc. (“Energy Fuels” or the “Company”) changed its fiscal year-end from September 30 to December 31, to better align the Company’s year-end with the year-ends of its major uranium customers, certain material subsidiaries and industry peers. As a result of this change, the Company’s financial year for 2013 was the fifteen month period beginning on October 1, 2012 and ending on December 31, 2013 (“FY 2013”). The Company’s most recent financial year is the twelve month period beginning on January 1, 2014 and ending on December 31, 2014 (“FY 2014”). Therefore, FY 2014 results are not full comparable to FY 2013

CURRENCY

All amounts stated in this Annual Information Form (“AIF”) are in United States dollars, unless otherwise indicated.

SHARE CONSOLIDATION

Effective November 5, 2013, the Company amended its Articles to consolidate the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for every 50 pre-consolidation common shares (the “Share Consolidation”). All data for periods prior to November 5, 2013 relating to numbers of common shares, prices of common shares, number of stock options and warrants, exercise prices of stock options and warrants and conversion prices of convertible debentures set forth in this AIF have been adjusted to give retroactive effect to the Share Consolidation. For the purpose of giving retroactive effect to the Share Consolidation, the Company has rounded fractional shares to the nearest whole share and rounded fractional price information to the nearest cent, with fractions of 0.5 or greater rounded up and fractions of less than 0.5 rounded down. As a result of such rounding actual amounts may differ. Unless otherwise indicated, references in this AIF (but not necessarily the documents incorporated by reference herein) to “Common Share” are to the common shares of the Company after giving effect to the Share Consolidation.

BASIS OF PRESENTATION

Financial information is presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as Issued by the International Accounting Standards Board (“IFRS”).

The definitions of certain terms used in this AIF are set forth in Appendix B – Glossary.

This AIF is dated March 18, 2015. Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2014.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This AIF, including the documents incorporated herein by reference, contains forward looking information and forward looking statements within the meaning of applicable Canadian and United States securities laws. Those statements appear in a number of places in this AIF and in the documents incorporated herein by reference and include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to:

  the Company’s business objectives and plans;
  exploration and development plans and expenditures;
  estimation of Mineral Resources and Mineral Reserves;
  mineral grades;
  the Company’s expectations regarding additions to its Mineral Resources and Mineral Reserves through acquisitions and development;
  success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments;
  possible impacts of regulatory actions;
  capital expenditures;
  expansion plans;
  success of the Company's mining and/or milling operations;
  availability of equipment and supplies;
  availability of alternate feed materials for processing;
  the Company’s processing technologies;
  future production costs, including costs of labor, energy, materials and supplies;
  future effective tax rates;
  future benefits costs;
  future royalties payable;
  the outcome and possible impacts of disputes and legal proceedings in which the Company is involved;
  the timing and amount of estimated future production, including Energy Fuels’ expectations regarding expected price levels required to support production and the Company’s ability to increase production as market conditions warrant;
  sales volumes and future uranium and vanadium prices and treatment charges;
  the Company’s expectations with regard to obtaining term sales contracts for uranium;
  future trends in the Company’s industry;
  global economic growth and industrial demand;
  global growth in and/or attitudes towards nuclear energy;
  changes in global uranium and vanadium and concentrate inventories;
  expected market fundamentals, including the supply and demand for uranium and vanadium;
  the Company’s and industry expectations relating to future prices of uranium and vanadium;
  currency exchange rates;
  environmental risks;
  reclamation costs, including unanticipated reclamation expenses;
  collateral requirements for surety bonds;
  property status, including holding costs, disputes or claims;
  the adequacy of insurance coverage; and

  legal proceedings and the potential outcomes therefrom.

In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in, or incorporated by reference into, this AIF should not be unduly relied upon. This information speaks only as of the date of this AIF.

Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the exploration, development and operation of mineral properties and processing facilities such as:

  risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices or other market conditions;
  uncertainties and liabilities inherent in mining operations;
  geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions;
  risks associated with labour costs, labour disturbances and unavailability of skilled labour;
  risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes;
  risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels;
  actions taken by regulatory authorities with respect to mining and processing activities;
  risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services;
  title risks;
  risks associated with the ability of the Company to extend or renew mineral leases on favorable terms or at all;
  risks associated with the ability of the Company to negotiate access rights on certain properties on favorable terms or at all;
  the adequacy of insurance coverage;
  uncertainty as to reclamation and decommissioning liabilities;
  the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations;
  the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings;

  the ability of Energy Fuels to meet its obligations to its creditors;
  risks associated with the Company’s relationships with its business and joint venture partners;
  failure to obtain industry partner, government and other third party consents and approvals, when required;
  competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel;
  failure to complete proposed acquisitions and incorrect assessments of the value of completed acquisitions;
  risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions;
  risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels;
  fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations;
  failure to obtain suitable term contracts for the sale of uranium;
  risks associated with asset impairment as a result of decreases in uranium prices;
  risks associated with lack of access to markets and the ability to access capital;
  the market price of Energy Fuels’ securities;
  public resistance to nuclear energy or uranium mining;
  risks relating to the timing and ability to consummate the Company’s pending acquisition of Uranerz Energy Corp.;
  uranium industry competition and international trade restrictions; and
  the other factors discussed under “Risk Factors” in this AIF.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking statements contained in this AIF.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions:

  that there is no material deterioration in general business and economic conditions;
  that there is no unanticipated fluctuation of interest rates and foreign exchange rates;
  that the supply and demand for, deliveries of, and the level and volatility of prices of uranium, vanadium and the Company’s other primary metals and minerals develop as expected;
  that uranium and vanadium prices required to reach, sustain or increase expected or forecasted production levels are realized as expected;
  that the Company is able to enter into suitable term contracts for the sale of uranium;
  that the Company receives regulatory and governmental approvals for the Company’s development projects and other operations on a timely basis;
  that the Company is able to operate its mineral properties and processing facilities as expected;
  that existing licenses and permits are maintained and renewed as required;
  that existing mineral leases are maintained and renewed as required;
  that access to properties is obtained and maintained as required;
  that the Company is able to obtain financing for the Company’s development projects on reasonable terms;
  that the Company is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

  that engineering and construction timetables and capital costs for the Company’s development and expansion projects and restarting projects on standby, are not incorrectly estimated or affected by unforeseen circumstances;
  that costs of closure of various operations are accurately estimated;
  that there are no unanticipated changes in collateral requirements for surety bonds;
  that there are no unanticipated changes to market competition;
  that the Company’s reserve and resource estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable;
  that environmental and other administrative and legal proceedings or disputes are satisfactorily resolved; and
  that the Company maintains ongoing relations with its employees and with its business and joint venture partners.

All written and oral forward looking statements or information attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Forward looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward looking statements.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the heading “Risk Factors”. The forward-looking statements and forward-looking information contained in this AIF and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

Statements relating to "Mineral Reserves" or "Mineral Resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the Mineral Reserves and Mineral Resources described may be profitably produced in the future.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MINERAL RESERVES AND MINERAL ESTIMATES

This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. Unless otherwise indicated, all reserve and resource estimates included in this AIF, and in the documents incorporated by reference herein, have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators (the “CSA”) which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained or incorporated by reference in this AIF, and in the documents incorporated by reference herein, may not be comparable to similar information disclosed by companies reporting under United States standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve” under SEC Industry Guide 7. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards under Industry Guide 7 normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “Inferred Mineral Resources” may not form the basis of feasibility or prefeasibility studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into mineral reserves. Investors are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Disclosure of “contained pounds” or “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

INCORPORATION AND SUBSIDIARIES

INCORPORATION

Energy Fuels was incorporated on June 24, 1987 in the province of Alberta under the name Volcanic Metals Exploration Inc. On September 2, 2005, the Company was continued under the Business Corporations Act (Ontario). On May 26, 2006, Volcanic Metals Exploration Inc. changed its name to Energy Fuels Inc. On November 5, 2013, the Company amended its Articles to consolidate the issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every 50 pre-consolidation Common Shares.

The registered and head office of Energy Fuels is located at 2 Toronto Street, Suite 500, Toronto, Ontario, M5C 2B6, Canada. Energy Fuels’ conducts its business and owns its assets in the United States through its U.S. subsidiaries, which have their principal place of business and corporate office at 225 Union Blvd., Suite 600, Lakewood, Colorado 80228, USA. Energy Fuels’ website address is www.energyfuels.com.

Energy Fuels is a reporting issuer in all of the Canadian provinces. Energy Fuels’ common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EFR” and on the NYSE MKT under the symbol “UUUU”. In addition, Energy Fuels’ convertible debentures are listed on the TSX under the symbol “EFR.DB”. See “Market for Securities – Debentures”. Options on Energy Fuels’ common shares are traded on The Chicago Board Options Exchange. The Designated Primary Market Maker for the options is Group One Trading, LP. KCG Americas LLC is the Company’s Market Maker on the NYSE MKT.

The Company conducts its business and owns its properties through a number of subsidiaries. A diagram depicting the organizational structure of the Company and its active subsidiaries, including the name, country of incorporation and proportion of ownership interest, is included as Exhibit 1 to this AIF. Energy Fuels also owns a number of inactive subsidiaries which have no material liabilities or assets and do not engage in any material business activities.

SUBSIDIARIES

All of the Company’s U.S. assets are held directly or indirectly through the Company’s wholly-owned subsidiaries Energy Fuels Holdings Corp. (“EF Holdings”) and Strathmore Minerals Corp. (“Strathmore”). See “Exhibit 1”. EF Holdings and Strathmore hold all or a portion of their uranium mining and milling assets through a number of additional subsidiaries. The principal assets of the Company are held as follows:

  the White Mesa Mill, a 2,000-ton per day uranium and vanadium processing facility located near Blanding, Utah (the “White Mesa Mill” or “Mill”) through EFR White Mesa LLC;
  the Colorado Plateau properties, including the Whirlwind Mine, the La Sal Project, the Sage Plain Project, and other exploration and development properties in the Colorado Plateau district, through EFR Colorado Plateau LLC (“EFR Colorado Plateau”), and its subsidiaries West Lisbon, LLC and Colorado Plateau Partners LLC (“CPP”);
  the Gas Hills Project, Juniper Ridge Project, and the Company’s 60% interest in the Roca Honda Project through Strathmore Resources (US) Ltd. (“Strathmore US”);
  the Sheep Mountain Project through Energy Fuels Wyoming Inc. (“EF Wyoming”);
  the Daneros Mine in the White Canyon district of southeastern Utah, and other exploration properties in that district through EFR White Canyon Corp (“EFR White Canyon”);
  the Arizona Strip properties, including the Arizona 1 Mine, the Pinenut Mine, the Canyon Project, and the Company’s 50% interest in the Wate Project, through EFR Arizona Strip LLC (“EFR Arizona Strip”), and its subsidiaries Arizona Strip Partners LLC (“ASP”) and Arizona Strip Resources JV, LLC (“ASR”);
  the Henry Mountains Complex in southern Utah and other exploration properties through EFR Henry Mountains LLC (“EFR Henry Mountains”);
  the Copper King Project through Wyoming Gold Mining Company Inc. (“Wyoming Gold”); and
  miscellaneous properties through EFR Properties LLC.

All of the U.S. properties are operated by Energy Fuels Resources (USA) Inc. (“EFUSA”), a wholly-owned subsidiary of EF Holdings.

In addition, the Company holds a 16.5% equity interest in Virginia Energy Resources Inc. (“Virginia Energy”) (TSX.V:VUI; OTCQX:VEGYF).

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

Fiscal Year Ended September 30, 2012

During the year ended September 30, 2012 (“FY 2012”), the Company and Titan Uranium Inc. (“Titan”) entered into a business combination agreement dated December 5, 2011, whereby Energy Fuels agreed to acquire, by way of a plan of arrangement, all of the outstanding common shares of Titan. The acquisition was completed on February 29, 2012. Titan’s principal asset was the Sheep Mountain Project in Wyoming. The Company issued an aggregate of 1,781,280 Common Shares in connection with the acquisition of Titan.

On March 1, 2012, Energy Fuels completed the Updated Preliminary Feasibility Study dated April 13, 2012 for the Sheep Mountain Project (“2012 PFS”), which reported the Probable Mineral Reserve for the Sheep Mountain Project at 18.4million lbs. U3O8 contained in 7.5 million tons at an average grade of 0.123% eU3O8. Total Indicated Resources are 12.9 million tons containing 30.3 million lbs. U3O8 at an average grade of 0.117% e U3O8, which includes the Probable Mineral Reserve number described above. See “Mineral Projects – Sheep Mountain Project” below.

On June 21, 2012, the Company completed a private placement of 710,010 subscription receipts at a price of Cdn$11.50 per subscription receipt for gross total proceeds of $8.01 million. Each subscription receipt was exchangeable upon completion of the acquisition of Denison’s US Mining Division described below for one Common Share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of Cdn$13.25 until June 22, 2015. The Company used the net proceeds of $7.11 million for working capital and general corporate purposes related to operations of the US Mining Division, defined below.

On June 29, 2012, the Company completed the acquisition of all of the mining assets and operations located in the United States (the “US Mining Division”) of Denison Mines Corp. (“Denison”). The Company acquired the US Mining Division through the acquisition of all of the issued and outstanding shares of Denison’s subsidiaries, Denison Mines Holdings Corp. (“DMHC”) and White Canyon Uranium Limited (“WCUL”), and the assignment of all amounts owing to Denison or any affiliate of Denison (other than DHMC, WCUL or any direct or indirect subsidiary of DMHC), in exchange for the issuance of an aggregate of 8,508,817 Common Shares. Upon completion of the acquisition, two additional directors were appointed to the Board of Directors of Energy Fuels. After completion of the acquisition, Energy Fuels changed the name of DMHC to Energy Fuels Holdings Corp. (“EF Holdings”). The transaction was accounted for as a business combination with the Company identified as the acquirer, owing to the fact that post-transaction Energy Fuels now met the criteria of a business. WCUL was wound up in 2014.

As a result of the Denison acquisition, the Company acquired the White Mesa Mill (the “Mill”), an operating mill central to its existing Colorado, Utah and Arizona holdings, as well as significant producing, developmental and exploration properties in the same area, including the Henry Mountains Complex, the Daneros Mine, the La Sal Project and the Arizona Strip Properties. See “Mineral Projects” below. The Mill, along with the properties in the proximate area, represents the Company’s White Mesa Mill cash generating unit.

On July 3, 2012, the Company entered into an underwriting agreement with a syndicate of underwriters whereby the underwriters agreed to purchase, on a bought deal basis, 22,000 floating-rate convertible unsecured subordinated debentures (“Debentures”) at a price per Debenture of Cdn$1,000 for total gross proceeds of $21.55 million. The transaction closed on July 24, 2012, and the Company received net proceeds of $19.19 million, net of the underwriters’ fees and expenses. The principal amount of the Debentures are convertible into Common Shares at the option of the holder at a conversion price of Cdn$15.00 per share. The Company used the net proceeds of the offering for sustaining capital for the Company's existing mine operations, mine permitting and development of the Company's existing properties, repayment of certain indebtedness, and for working capital and general corporate purposes. The Debentures mature on June 30, 2017 and are convertible into Common Shares at any time prior to maturity at a conversion price of Cdn$15.00 per Common Share.

As a result of the acquisition of the US Mining Division from Denison on June 29, 2012, Energy Fuels became a producing company. Energy Fuels’ uranium production in the period from the acquisition (June 29, 2012) through September 30, 2012 was 310,480 pounds of U3O8. During this same period, uranium sales totaled 447,000 pounds of U3O8 at an average realized price of $55.83 per pound of U3O8. There was no vanadium produced or sold during this same period.

At the time of the acquisition by the Company, the US Mining Division was producing uranium ore at its Arizona 1 Mine in Arizona and Daneros Mine in Utah, and was producing uranium and vanadium ore at its La Sal Project in Utah, which includes the Beaver and Pandora mines. Also at the time of the acquisition, the US Mining Division was developing and refurbishing its Pinenut mine in Arizona.

Period from October 1, 2012 to December 31, 2013

During the period from October 1, 2012 to December 31, 2013 (“FY 2013”), the Company acquired the interests of Aldershot Resources Ltd. (“Aldershot”) in the Sage Plain Project for $0.75 million in cash, the cancellation of debt owed by Aldershot to Energy Fuels, and 70,551 Common Shares. In the transaction, Energy Fuels acquired Aldershot’s ownership interest in CPP and ASP, two 50/50 joint ventures between subsidiaries of Energy Fuels and Aldershot. CPP holds a portion of the properties in the Sage Plain Project area, including the Calliham lease, the Crain lease, and three SITLA Leases. As a result of the acquisition, Energy Fuels then owned 100% of the Sage Plain Project, which is located about 15-miles northeast of Monticello, Utah and about 54 road miles from the Mill. In addition, Energy Fuels acquired Aldershot’s interest in ASP which holds several prospective exploration properties in northern Arizona. During FY 2014, the Company sold the Sage mine portion of the Sage Plain Project, retaining the Calliham mine. See “ Energy Fuels’ Business - Mineral Projects – The Sage Plain Project” below.

During the quarter ended December 31, 2012, the Company placed the Daneros Mine and the Beaver and Pandora mines in the La Sal Project on standby status due to lower uranium spot market prices.

On January 28, 2013, Energy Fuels acquired a 16.5% interest in Virginia Energy Resources Inc. (“Virginia Energy”) (TSX.V:VUI; OTCQX:VEGYF) as part of a non-brokered private placement financing. Energy Fuels acquired 9,439,857 common shares of Virginia Energy at a price of Cdn$0.42 per share, for an aggregate subscription price of $4.16 million. The subscription price was satisfied by a combination of $0.25 million of cash and the issuance of 437,028 common shares of Energy Fuels.

Shaft sinking operations at the Company’s Canyon Project in Arizona commenced in early April 2013, and were placed on standby in November 2013, due to market conditions and to simplify and lessen the expense of litigation. Up to that point, the shaft had been sunk to a depth of 280 feet, and all surface development on the project had been completed, including the head-frame, the hoist, the evaporation ponds, environmental monitoring facilities and all buildings. By stipulation agreement, the Company agreed to maintain such activities on standby until the earlier of a decision by the Arizona District Court on the merits of the current litigation at the Canyon Project or December 31, 2014 (later extended to April 15, 2015). See “Legal Proceedings and Regulatory Actions – Canyon Project” below.

On June 11, 2013, the Company entered into a definitive arrangement agreement to acquire by way of a plan of arrangement all of the issued and outstanding shares of Strathmore Minerals Corp. (“Strathmore”). The transaction was completed on August 30, 2014.

On June 13, 2013, the Company completed a bought deal private placement of units of the Company (“Units”) pursuant to an underwriting agreement with Dundee Securities Ltd., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation. A total of 947,616 Units were issued at a price of Cdn$7.00 per Unit for total gross proceeds of $6.52 million. Each Unit consisted of one Common Share and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Common Share at a price of Cdn$9.50 at any time until June 15, 2015.

On June 26, 2013, Energy Fuels’ Common Shares began trading in the United States on the OTCQX under the symbol “EFRFF”. The Company’s Common Shares traded on the OTCQX until they commenced trading on the NYSE MKT. See below for discussion of NYSE MKT listing.

On October 16, 2013, the Company completed a public offering of 625,000 common shares at a price of Cdn$8.00 per share for aggregate gross proceeds of $4.83 million. The offering was conducted by way of a short form prospectus dated October 9, 2013 through a syndicate of underwriters comprised of Dundee Securities Ltd., Cantor Fitzgerald Canada Corporation and Haywood Securities Inc. An aggregate of 30,963 compensation warrants were issued to the Underwriters. Each compensation warrant entitles the holder to purchase one Common Share at a price of Cdn$8.00 per share until October 16, 2015.

During FY 2013, the Company changed its fiscal year-end from September 30 to December 31, to better align the Company’s year-end with the year-ends of its major uranium customers, certain material subsidiaries and industry peers. As a result of this change, the Company’s prior financial year is the 15-month period beginning on October 1, 2012 and ending on December 31, 2013.

In order to facilitate a listing of the Company’s Common Shares on the NYSE MKT, effective November 5, 2013, the Company completed a consolidation of its common shares on the basis of 50 pre-consolidation common shares for each one post-consolidation Common Share. The Share Consolidation was approved by the shareholders of the Company at a special meeting of shareholders held on October 30, 2013 The Common Shares of Energy Fuels began trading on the Toronto Stock Exchange (“TSX”) on a post-consolidated basis on November 5, 2013.

On December 4, 2013, Energy Fuels’ Common Shares began trading on the NYSE MKT stock exchange, under the ticker symbol “UUUU”.

On December 17, 2013, Energy Fuels announced that it had entered into a Strategic Relationship Agreement (the “SRA”) with Korea Electric Power Corporation (“KEPCO”). KEPCO is the largest electric utility in South Korea, responsible for 93% of South Korea’s electricity generation and the development of nuclear projects worldwide. The key objectives of the SRA are to establish a long-term and strategic collaborative relationship and to promote the development of each company’s businesses. The SRA addresses a number of areas of interest for both Energy Fuels and KEPCO, including the development of Energy Fuels’ Wyoming projects, KEPCO’s seat on the board of directors of Energy Fuels, visitation and secondment rights, and future qualified bidding by Energy Fuels on uranium concentrate supply contracts for KEPCO and its affiliates.

Fiscal Year Ended December 31, 2014

On March 3, 2014, the Company completed the replacement of its $28.17 million regulatory bonding portfolio, utilizing two different qualified sureties. As a result of the bond replacement program, $12.34 million of previously restricted cash was released for use by the Company. Prior bonding arrangements, covering all of the Company’s mines and mills, required the Company to post 100% cash collateral to back the currently outstanding $26.72 million undiscounted decommissioning liability.

On March 28, 2014, the Company filed on SEDAR an updated mineral resource estimate on its La Sal Project, titled “Technical Report on La Sal District Project (including the Pandora, Beaver, and Energy Queen Projects), San Juan County, Utah, U.S.A.”, increasing the Company’s measured and indicated uranium and vanadium resources by about 2.7 million and 15.5 million pounds, respectively, and an updated mineral resource estimate and preliminary economic assessment on its Juniper Ridge Project, titled “Juniper Ridge Uranium Project, Carbon County, Wyoming, U.S.A.”, increasing the Company’s indicated mineral resources by nearly 1 million pounds.

On March 28, 2014, the Company announced that it had filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, for an aggregate offering of up to US$100 million. The final prospectus was receipted on April 9, 2014 and the corresponding registration statement on Form F-10 went effective on April 10, 2014. Under the base shelf prospectus, the Company may issue common shares, warrants, subscription receipts, preferred shares, debt securities, or any combination of such securities as units, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale, and as set forth in an accompanying prospectus supplement, during the 25-month period that the base shelf prospectus remains effective. The Company has not issued any securities under this prospectus to date.

On July 2, 2014, Energy Fuels announced the creation of a joint venture to facilitate the future development or sale of the Copper King copper/gold project in Wyoming. The Company contributed the Copper King Project to CK Mining Corp. (“CK Mining”), a newly formed private company, in consideration of $1.50 million in cash and newly issued common shares of CK Mining, representing 50% of its issued and outstanding shares after giving effect to such issuance. A private investor group with experience in developing gold projects and building mining companies holds the other 50% of CK Mining.

On August 20, 2014, the Company announced the completion of a sale of certain non-core uranium assets to Piñon Ridge Mining, LLC, a company owned by a private investor group led by Baobab Asset Management LLC and George Glasier, the former President and CEO of Energy Fuels. The transaction involved certain mining assets located along the Colorado-Utah border including the Sunday Mines Complex, the Willhunt project, the San Rafael project, the Sage mine (comprising a portion of the Sage Plain Project), the Van 4 mine, the Farmer Girl project, the Dunn project, and the Yellow Cat project. The Company received cash and other consideration totaling $1.50 million, plus another $0.15 million of cash to reimburse the Company for certain pre-closing expenses. The Company also retained a 1% production royalty on all of the properties and received an additional $0.23 million cash from the return of bond collateral. In addition, the Company entered into a toll milling agreement with Piñon Ridge Mining, LLC, under which Piñon Ridge Mining, LLC has the right to mill any ore produced from those properties at the Mill.

On November 7, 2014, the Company announced the completion of the sale of the radioactive materials license for the proposed Piñon Ridge mill and related assets (the “Piñon Ridge Project”) through the sale of the Company’s wholly owned subsidiary, Energy Fuels Resources Corporation, to Piñon Ridge Corporation, a company owned by a private investor group led by Baobab Asset Management LLC and George Glasier. The Piñon Ridge Project was the only asset held by Energy Fuels Resources Corporation at the time of the sale.

Events Subsequent to December 31, 2014

On January 4, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uranerz Energy Corporation (“Uranerz”), a Nevada corporation, and EFR Nevada Corp., a Nevada corporation and wholly owned subsidiary of the Company (“Merger Sub”). The Merger Agreement provides for a business combination between Uranerz and Merger Sub whereby the Company will acquire all of the issued and outstanding shares of Uranerz. See “Proposed Acquisition of Uranerz Energy Corporation” below.

On February 17, 2015, the Company announced that it had acquired a 50% interest in the Wate uranium deposit (the “Wate Project”) from VANE Minerals (US) LLC (“VANE”). The Wate Project is held in the Wate Mining Company, LLC joint venture (“WMCL”). The other 50% of WMCL is held by Uranium One Americas, Inc. As consideration for the 50% interest in WMCL, the Company paid VANE $0.25 million cash at closing, along with a $0.50 million non-interest-bearing promissory note, payable in two equal installments of $0.25 million each on the first and second anniversaries of the note, and a 2% production royalty on the 50% interest in the Wate Project being acquired. The royalty can be purchased by Energy Fuels upon payment to VANE of an additional $0.75 million. In addition, upon the satisfaction of certain permitting milestones and other conditions, the amounts due under the note will be accelerated, and the Company will pay to VANE an additional $0.25 million cash. If Energy Fuels elects not to make the payments under the note, it will be required to transfer the WMCL interest back to VANE.

PROPOSED ACQUISITION OF URANERZ ENERGY CORPORATION

Merger Agreement

On January 4, 2015, the Company entered into the Merger Agreement with Uranerz and Merger Sub. The Merger Agreement provides for a business combination whereby Merger Sub will merge with and into Uranerz (the “Merger”), and as a result Uranerz will continue as the surviving operating corporation and as a wholly owned subsidiary of the Company.

Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Uranerz (“Uranerz Common Stock”)will be canceled and extinguished and automatically converted into the right to receive 0.255 common shares of the Company (the “Exchange Ratio”).

The completion of the Merger will be subject to the approval of at least a majority of the holders of the outstanding Common Shares of the Company voted at a special meeting of the shareholders of the Company to be called later in 2015 to consider the Merger, as well as the approval of at least a majority of the holders of the outstanding Uranerz Common Stock and at least a majority of the votes cast by Uranerz’s shareholders, excluding directors and officers of Uranerz, at a special meeting to be called later this year to consider the Merger.

The Merger Agreement provides that, upon consummation of the Merger, the Company shall cause three nominees of Uranerz to be appointed to the board of directors of the Company.

In addition to the approval of the shareholders of each of the Company and Uranerz, as described above, the completion of the Merger will be subject to satisfaction of other customary closing conditions, including, among others:

  The declaration by the SEC of the effectiveness of the Registration Statement on Form F-4 to be filed by the Company with the SEC in connection with the Merger,

  The Common Shares of the Company to be issued in connection with the Merger, and to be issued upon exercise of the assumed Uranerz options and Uranerz warrants, will have been approved (or conditionally approved, as applicable) for listing on the NYSE MKT and the TSX, and

  The receipt of all regulatory approvals necessary for completion of the Merger.

Each of the Company and Uranerz has agreed to customary and generally reciprocal representations, warranties and covenants in the Merger Agreement. Among these covenants, both the Company and Uranerz have agreed to conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger.

The Merger Agreement contains customary deal support provisions, including a reciprocal break fee of $5.00 million payable if the Merger is not completed under certain circumstances. In addition, the Merger Agreement includes customary and reciprocal non-solicitation covenants, as well as a reciprocal right to match any superior proposal that may arise.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been filed with the SEC and can be found at www.sec.gov and with the Canadian Securities Administrators on SEDAR and can be found under the Company’s profile at www.sedar.com.

Support Agreements

Concurrent with the execution of the Merger Agreement:

  The Company entered into support agreements with directors and certain officers of Uranerz, pursuant to which each securityholder agreed, upon the terms and subject to the conditions set forth therein, (a) to vote their Uranerz Common Stock in favor of the Merger, and (b) to not sell or otherwise transfer their shares pending completion of the Merger. The securityholders of Uranerz entering into the voting agreements collectively hold approximately 4.0% of the outstanding shares of Uranerz.

  Uranerz entered into support agreements with certain directors and officers of the Company, pursuant to which each securityholder agreed upon the terms and subject to the conditions set forth therein, (a) to vote their shares of Common Shares of the Company for the Merger, and (b) to not sell or otherwise transfer their common shares of the Company pending completion of the Merger. The shareholders of the Company entering into voting agreements collectively hold approximately 0.4% of the outstanding shares of the Company.

Additional Important Information for Investors and Stockholders Related to the Merger

On January 5, 2015, the Company announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz Energy Corp. This annual information form is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014 and in Uranerz Annual Report on Form 10-K which was filed with the SEC on March 16, 2015. Information about the directors and executive officers of the Company can be found in this annual information form and in the Company’s 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

ENERGY FUELS’ BUSINESS

OVERVIEW

Energy Fuels is engaged in uranium mining, milling, development, permitting and exploration. The Company owns an operating uranium mine, uranium and uranium/vanadium mines on standby, projects in permitting and development, and exploration properties located in the United States. Energy Fuels also owns the White Mesa Mill in Utah, which is the only operating uranium mill in the United States. Energy Fuels also produces vanadium as a co-product from some of its mines in Colorado and Utah. In addition, Energy Fuels recycles other uranium-bearing materials, not derived from conventional ore, referred to as "alternate feed materials", for the recovery of uranium, alone or in combination with other metals, at its White Mesa Mill.

The Company’s principal assets as of December 31, 2014 include the following:

  the White Mesa Mill, a 2,000 ton per day uranium and vanadium processing facility located near Blanding, Utah;
  the Arizona Strip uranium properties, in north central Arizona, including the Pinenut mine (the “Pinenut Mine”), a producing uranium mine, the Arizona 1 mine (the “Arizona 1 Mine”), a recently producing uranium mine which was placed on standby due to the depletion of its economic mineral resource, the Canyon Project (the “Canyon Project”), which is a permitted and partially developed mining project, and a 50% interest in the Wate Project (the “Wate Project”), which is a breccia pipe deposit in the permitting stage;
  the La Sal Project, Whirlwind Mine, Sage Plain Project and other Colorado Plateau uranium/vanadium properties, straddling the southwestern Colorado and southeastern Utah border (the “Colorado Plateau”), in addition to nearby exploration properties;
  the Daneros Mine in the White Canyon district in southeastern Utah , in addition to nearby exploration properties;
  the Henry Mountains Complex uranium properties, in south central Utah near the town of Ticaboo (the “Henry Mountains Complex”);
  a 60% interest in the Roca Honda property, in New Mexico, near the town of Grants (the “Roca Honda Project”);
  the Sheep Mountain Project (the “Sheep Mountain Project”), located near Jeffrey City, Wyoming, which includes a proposed open pit mine, an underground mine, and the operation of a uranium processing facility utilizing heap leach recovery;
  the Gas Hills and Juniper Ridge projects in Wyoming; and
  uranium sales contracts, alternate feed processing contracts, and joint venture agreements.

Company Strategy

Energy Fuels intends to continue to strengthen its position as the leading uranium mining company focused on the United States. The Company expects to accomplish this through:

1)	Pursuing completion of the Company's acquisition of Uranerz.
2)	Continuing the current Mill campaign to process alternate feed materials into mid-2015.
3)	Continuing mining at the Pinenut Mine until the economic resource is depleted, which is expected to occur in mid-2015. Pinenut ore is expected to be shipped to the Mill and, processed in 2016.
4)	Resuming development on the Canyon Mine in the second quarter of 2015.

5)

After mid-2015, continuing activities at the White Mesa Mill (except for mineral processing), and maintaining the facility in a state of readiness for the purpose of restarting mineral processing operations in 2016, or earlier as market conditions and contract delivery requirements may warrant.

6)	Maintaining “standby” mines in a state of readiness for the purpose of restarting ore production as market conditions may warrant.
7)	Continuing ongoing business development activities, including permitting and development of existing projects.
8)	Evaluating the potential to further acquire uranium properties in the United States.

In response to current market uncertainty, the Company expects to continue cash conservation efforts until additional sustained improvement in uranium market conditions is observed. In addition, the Company is continuing to manage its operations and assets conservatively, maintaining its substantial uranium resource base, and scheduling uranium production at the White Mesa Mill as market conditions warrant.

Production and Operations

The White Mesa Mill has historically operated on a campaign basis, whereby mineral processing occurs as mill feed, contract requirements, and market conditions warrant.

The Company expects the current mineral processing campaign at the White Mesa Mill to conclude in the first half of 2015, resulting in the production of approximately 200,000 pounds of finished goods. Once the current campaign concludes at the White Mesa Mill, the Company expects to continue to receive and stockpile ore from the Pinenut mine and alternate feed materials. In addition, the Company expects to continue making U3O8 deliveries, as required by the Company’s existing long-term contracts. At this time, the Company does not expect to schedule a mineral processing campaign during the remainder of FY-2015, though the Company is maintaining the flexibility to resume processing stockpiled or other materials at the White Mesa Mill should market conditions warrant.

The Company plans to continue mining at the Pinenut mine until the economic resources are depleted, which is now estimated to occur in the second quarter of 2015, due to higher estimates of resources at the mine. The ore mined at the Pinenut mine is being shipped to the White Mesa Mill and stockpiled for processing in a planned 2016 campaign.

The Company has three existing long-term contracts, which require future deliveries of 800,000 pounds in FY-2015, 450,000 pounds in FY-2016 and 420,000 pounds in FY-2017. Of these amounts, a total of 770,000 pounds is required to be produced by the Company, while Energy Fuels has the option to fulfill the remaining 900,000 pounds from production and/or purchase. At December 31, 2014, the Company has approximately 800,000 pounds of produced finished goods inventory, of which 770,000 pounds will be held for delivery into the contracts that require produced pounds.

For the 800,000 pounds of FY-2015 deliveries, the Company anticipates utilizing 500,000 pounds of produced material on hand and has contracted for the purchase of 300,000 pounds of U3O8. Additionally, asdiscussed above, the Company expects to produce approximately 200,000 pounds in the final months of its present campaign.

For the FY-2016 and FY-2017 contractual deliveries, the Company plans to utilize the 500,000 pounds of finished goods inventory expected to be on hand at the end of FY-2015 and to produce a minimum of 370,000 pounds of U3O8 in a future mill campaign at the White Mesa Mill, from ore mined from the Pinenut mine and the expected receipt of alternate feed materials, both as discussed above. While the Company expects to produce the 370,000 pounds required, the Company may elect to purchase all or a portion of this material in the spot market. This flexibility will allow the Company to monitor market conditions to determine the most favorable and economic approach to fulfilling these remaining deliveries.

The Company also plans to continue to maintain, and update as necessary, all permits on its other existing mines. These mines will remain on standby until market conditions improve or the material can be sold into long-term contracts at pricing that supports production. As previously announced, expenditures for permitting activities for new mines have been adjusted to coincide with expected dates of production based on price forecasts. The Company plans to spend $1.10 million on permitting in FY-2015. The Company is continuing to monitor corporate and field overhead to coincide with these lower levels of activity.

Sales

The Company forecasts FY-2015 sales to be approximately 800,000 pounds of U3O8, all of which will be sold into its three existing long-term contracts discussed above. Energy Fuels expects to receive an average realized price of $57.45 per pound of U3O8 sold during FY-2015 across all of its contracts. The average expected realized price per pound is not subject to any decrease resulting from declines in future U3O8  spot and/or term prices, due to the minimum floor prices now in effect in each of the Company’s contracts. The Company does not expect to make any sales into the spot market during FY-2015, it will continue to monitor market conditions for opportunistic sales if economically justified.

One of the Company’s three existing long-term contracts is expected to expire after the 2015 deliveries are completed in the 3rd quarter of 2015. The Company is currently seeking to extend this contract if suitable pricing can be obtained. While the Company also continues to pursue new sources of revenue, including new uranium sales contracts and expansion of its alternate feed business.

MARKETING

Energy Fuels utilizes a number of resources to assess uranium market conditions, including two independent market consultants, Ux Consulting Company (“Ux”) and TradeTech (“TradeTech”). Uranium is a commodity that trades on the spot and term markets, typically on privately negotiated transactions between buyers and sellers. Spot uranium transactions typically involve deliveries that occur immediately and up to 12 months in the future. Term uranium transactions typically involve deliveries that occur more than 12 months in the future, with long-term transactions involving delivery terms of at least three years.

According to data from TradeTech, uranium prices during 2014 were generally flat. Spot prices began the year at $34.50per pound of U3O8 and ended the year at $35.50 per year, reaching a high of $44.00 per pound for the week of November 14, 2014 and a low of $28.10 per pound for the week of June 20, 2014. Long-term U3O8 prices began and ended 2014 at $50.00 per pound, reaching a low price of $44.00 per pound in June, July and August. The high long-term price for 2014 was $50.00 per pound. Uranium markets in 2014 were generally weak, which the Company believes was the result of excess uranium supplies in the market caused by large quantities of secondary supplies, the availability of low-priced spot material, the delayed restart of Japanese reactors, insufficient producer cut-backs and generally weak demand.

The Company’s marketing strategy is to seek a base of earnings and cash flow through sales of a portion of its production into term contracts, with market-related formulas when available, and to gain further exposure to increasing uranium prices through future spot sales for the remainder of the Company’s production. In addition, the Company has the ability to bring additional production online in the future in response to increasing prices, which production can be sold on a spot or term basis. The Company’s current existing term contracts utilize market-related formulas with base, floor and ceiling prices, some of which are escalated at the rate of inflation. During 2014, the pricing on all three of the Company’s term contracts were at their floors. The Company sold 800,000 pounds of U3O8 at a weighted- average price of $57.19. In 2015, the Company expects to sell a total of 800,000 pounds of U3O8 into these same three contracts at pricing expected to average approximately $57.45 based on current forecasts of price inflation.

World demand for clean, reliable, and affordable baseload electricity is growing. As a result of the expected growth of nuclear energy, the Company believes the long-term fundamentals of the uranium industry are very positive. The Company believes prices must rise to higher levels to support the new primary production that will be required to meet the increasing demand we expect to see as more nuclear units are constructed around the world. Currently, world demand exceeds primary uranium mine production, with the gap being bridged by secondary supplies, or uranium stockpiles in various forms that have already been mined. As these stockpiles are drawn down, more primary mine production is expected to be required to meet demand over the long-term. The Company believes uranium prices will need to rise to levels that cover development costs and the costs of production. Even if prices rise to these levels, it may be difficult for suppliers to respond in a timely manner, as it typically requires many years to bring new mines into production. This is expected to put further pressure on prices to increase.

However in the short- and medium-terms, challenges remain, and the world is oversupplied with uranium, mainly due to large quantities of secondary and other inelastic supplies (including enricher underfeeding), insufficient producer cut-backs, premature reactors shutdowns, delays in new reactor construction, and decreased demand due to Japanese reactors remaining offline for longer than expected. In addition, there is a great deal of uncertainty in uranium prices regarding the timing and level of the recovery, as fundamental, political, technical and other factors could cause prices to be significantly above or below currently expected ranges. This has generally resulted in depressed prices, which has resulted in reductions in production from a number of uranium producers.

Nevertheless, the Company believes market fundamentals are correcting, which may have begun when spot prices increased during the second half of 2014 and are continuing into 2015. The Company believes utilities have significant uncovered reactor requirements beginning in about 2017, which will be a new source of fundamental demand expected to increase levels of market activity in the short- and medium-terms.

OPERATIONS

White Mesa Mill

The White Mesa Mill is a fully licensed uranium and vanadium processing facility located in southeastern Utah, near the Colorado Plateau District, the Henry Mountains Complex, the Grants District, the Arizona Strip and the White Canyon district, and is approximately six miles south of the city of Blanding, Utah. The Mill is the only fully operational and licensed conventional uranium mill in the US, and is capable of functioning independent of off-site support except for commercial power from Rocky Mountain Power and supplemental water supply from the City of Blanding, Utah, and the San Juan Water Conservancy District.

Off-site infrastructure includes paved highway access from State Highway 191, and right-of-ways for commercial power and a water supply pipeline from Recapture Reservoir, which brings up to 1,000 acre- feet of water per year to the mill site. The Mill also has four deep (2,000+ ft) water supply wells which supply process water during normal operations. In addition to the Mill processing equipment, which includes the grinding and leaching circuits, CCD (liquid–solid separation), solvent extraction, and precipitation and drying circuits, the Mill has several days reagent storage for sulfuric acid, ammonia, salt, soda ash, caustic soda, ammonium sulfate, flocculants, kerosene, amines, and liquefied natural gas (LNG).

The on-site infrastructure also includes an ore stockpile area capable of storing up to 450,000 tons of ore, and existing tailings capacity of approximately 3.5 million tons of solids. In addition, the mill has approximately 90 acres of evaporation capacity.

Construction of the Mill began in 1979, and conventionally-mined uranium/vanadium ore was first processed in May 1980. The Mill has been operated on a campaign basis since its initial start-up due to variable uranium market conditions.

In addition to the conventional ore circuit, the Mill has a separate vanadium co-product recovery circuit. The Mill also has a third circuit for processing certain types of alternate feed materials, which was built in 2009. This circuit enables the Mill to process both conventional ore and alternate feed materials simultaneously. See “Operations – White Mesa Mill – Alternate Feed Materials” below.

The Mill is licensed to process an average of 2,000 tons of ore per day and to produce over 8.0 million pounds of U3O8 per year. In full operation, the Mill employs approximately 150 people.

Current Condition and Operating Status

In late 2006, Denison, the previous owner of the White Mesa Mill, began a program to refurbish the mill. The refurbishment program included the purchase of mobile equipment, restoration of the vanadium roasting, fusion and packaging circuits, replacement of major pumps and component drives, modernization of the Mill’s instrumentation and process control systems, and completion of relining tailings Cell 4A. The total cost of the refurbishment program was approximately $31.0 million and was completed in 2008.

In April 2008, the Mill began processing uranium/vanadium conventional ore and producing uranium concentrate in the form of U3O8. Production of vanadium began in July 2008 after completion of the refurbishment of the vanadium circuit. Processing of conventional ore continued through the end of March 2009 when the Mill was shut down for approximately thirty days for relining of the semi-autogenous grinding Mill and other maintenance activities. Processing of conventional ore recommenced near the end of April 2009, but was discontinued near the end of May for the remainder of 2009 due to a decline in uranium prices at the time. The Mill began processing conventional ore again in March 2010 and continued through June 2011. Conventional ore processing recommenced in November 2011 and continued until early March 2012, at which time it ceased for routine maintenance at the Mill. Conventional ore processing recommenced at the Mill in August 2012 and continued until early June 2013. Processing conventional ore began again in May 2014 and continued through August 2014. The alternate feed circuit processed materials from January through December 2014, and is expected to continue processing alternate feed materials through August 2015.

Energy Fuels acquired the Mill on June 29, 2012. All production after that date has been for the account of Energy Fuels. From June 30, 2012 through December 2012, the Mill processed approximately 16,016 tons of ore from the Arizona 1 Mine, 25,543 tons from the Daneros Mine, 16,046 tons from the Pandora Mine (La Sal Project), and 32,122 tons from the Beaver Mine (La Sal Project).

During calendar 2013 the Mill processed 18,370 tons of Arizona 1 ore, 2,052 tons of Pinenut ore, 11,181 tons of Daneros ore, 41,782 tons of Pandora ore, 40,669 tons of Beaver ore, and 8,894 tons of purchased ore.

During calendar year 2014 the Mill processed 11,517 tons of ore from the Arizona 1 Mine, and 37,751 tons of ore from the Pinenut Mine. See “Operations – White Mesa Mill – Ore Purchase and Toll Milling” below.

Since June 29, 2012, the Mill has processed five different alternate feed materials, plus one campaign of off specification yellowcake material, using the separate alternate feed circuit built in 2008, as well as the main Mill circuit after conventional ore processing was completed in August of 2014.

Production at the Mill over the past five years is shown below. (Note, only production since June 30, 2012 has been for the account of Energy Fuels).

	2014	2013(2)	2012	2011(1)	2010(1)
Alternate Feed Materials Milled (tons)	1,154	3,492	6,998	12,040	310

Conventional Ore Milled (tons)	49,268	126,342	125,485	172,000	194,440

Uranium Production (‘000’s pounds U3 O8 )
· Alternate Feed and other processing	390	351	433	200	299
· Conventional Ore	552	655	836	811	754
Total Uranium Production	942	1,007	1,269	1,011	1,053

Vanadium Production (‘000’s pounds V2 O5 )	--	1,303	235	1,290	2,347

Year-end Ore Stockpile (tons)	1,083	16,722	114,997	91,430	92,821

Tolled Ore Milled (tons)	--	--	--	--	39,289

Notes:

(1)

Production since June 30, 2012 has been for the account of Energy Fuels. Production prior to that date was for the account of the previous owner. Of the 943 thousand pounds of production in 2014, 85 thousand lbs. were for the account of a third party.

(2)	2013 figures represent the 15 month period between October 1, 2012 and December 31, 2013.

Mill License

The Mill operates under a Radioactive Materials License issued by the State of Utah (the “Mill License”). The Mill License came up for renewal on March 31, 2007. A License Renewal Application was submitted to the Utah Department of Environmental Quality (“UDEQ”), Division of Radiation Control (the “DRC”) on February 28, 2007. The Mill License renewal process remains underway. The Mill License remains in effect in its current form during the renewal process.

Tailings Disposal & Evaporation Ponds

Synthetic lined cells are used to contain tailings and solutions for evaporation. The Company operates two tailings cells during normal operations. As each tailings cell is filled, the water is drawn off and pumped to an evaporation pond and the tailings solids are allowed to dry. As each tailings cell reaches final capacity, reclamation begins with the placement of interim cover over the tailings. Additional cells are excavated, and the overburden is used to reclaim previous cells. In this way, there is an ongoing reclamation process.

In June 2007, refurbishment of Cell 4A, which was originally built in 1989, commenced. The refurbishment was completed in August 2008, and an operating permit from the DRC was issued in September 2008. The cell has been in operation since that time and provides approximately 2.0 million tons of tailings capacity.

The licensing process for tailings Cell 4B was commenced in 2009. In late October 2009, UDEQ issued its approval to commence the earthwork for Cell 4B. Approval to complete the earthwork and commence placement of the cell liners was received in June 2010. Construction of the cell was completed in December 2010 and final approval to begin use of the cell was received in January 2011. Cell 4B is currently only being used for additional evaporation capacity, and is not being used for tailings disposal.

Upon commencement of tailings disposal, Cell 4B will provide approximately 2.0 million tons of tailings capacity.

Environmental

In 1999, some chloroform contamination was detected in the groundwater at the White Mesa Mill site that appears to have resulted from the operation of a temporary laboratory facility located at the site prior to and during the construction of the Mill and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. Elevated concentrations of nitrate and chloride were also observed in some monitoring wells at the Mill site in 2008, a number of which were up-gradient of the mill’s tailings cells. In addition, the Mill has reported consecutive exceedances of Groundwater Compliance Limits (“GWCLs”) under the Mill’s Groundwater Discharge Permit (“GWDP”) for several constituents in several wells, and there is a decreasing trend in pH in a number of wells across the Mill site that have caused the pH in a number of compliance monitoring wells to have dropped below their GWCLs. These exceedances and pH trends include wells that are upgradient of the Mill facilities and are currently being evaluated. See “Mineral Projects – Environmental and Safety Matters in the United States” below.

Alternate Feed Materials

The Mill License gives the Company the right to process other uranium-bearing materials known as “alternate feed materials” pursuant to an Alternate Feed Guidance adopted by the U.S. Nuclear Regulatory Commission (“NRC”). Alternate feed materials are uranium-bearing materials, which usually are classified as waste products by the generators of the materials. All alternate feed materials processed by the Mill involve the recovery of natural uranium. The Mill License does not permit the processing of uranium-bearing materials that have gone through enrichment. Requiring a routine amendment to the Mill License for each different alternate feed material, the Company can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Company to process these materials to recover uranium and then dispose of the remaining by-product in the Mill’s licensed tailings cells, rather than directly disposing of the materials at a disposal site. By working with the Company and taking the recycling approach, the suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States. Alternate feed materials are particularly attractive to Energy Fuels because they carry no associated mining costs.

To date, the Mill has received 16 license amendments, authorizing the Mill to process 19 different alternate feed materials. Of these amendments, ten involve the processing of feeds provided by nuclear fuel cycle facilities and private industry, and one has involved the processing of material from the United States Department of Energy (“DOE”). These ten feed materials have been relatively high in uranium content and relatively low in volume. The remaining five amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as FUSRAP sites, which were being remediated by the U.S. Army Corps of Engineers. These materials are typically relatively low in uranium content but relatively high in volume.

Energy Fuels’ Mines & Projects

Energy Fuels is involved primarily in eight mining districts in the United States: the Henry Mountains, Grants, Arizona Strip, White Canyon, Crooks Gap, Gas Hills, Colorado Plateau, and Poison Basin Districts. The mineral properties that are currently material to the Company are:

  the Tony M Mine and the Bullfrog property (both in the Henry Mountains Complex), in the Henry Mountains District of southern Utah;
  a 60% interests in the Roca Honda Project, in the Grants District of northwest New Mexico;
  the Pinenut Mine, the Canyon Mine, the Arizona 1 Mine, a 50% interest in the Wate Project, and the EZ1 and EZ2 properties, in the Arizona Strip District of northern Arizona;
  the Daneros Mine, in the White Canyon District of southern Utah;
  the Sheep Mountain Project in the Crooks Gap District of central Wyoming;
  the Gas Hills Project in the Gas Hills District of central Wyoming;
  the La Sal Project (Energy Queen, Beaver, and Pandora Mines) the Whirlwind Mine, and Sage Plain Project, in the Colorado Plateau District of southeast Utah and southwest Colorado; and
  the Juniper Ridge Project in the Poison Basin District of south central Wyoming.

These mines and projects are shown on the map and are described in further detail below.

Henry Mountains

The Tony M mine commenced mining in 2007 and continued through March 2009, at which time the mine was placed on standby, due to market conditions. During that period, mined ore, as well as ore from historic stockpiles at the site, was shipped to the White Mesa Mill. The mine remains on care and maintenance at this time. The adjacent Bullfrog property is currently in the permitting stage. See “Mineral Projects – Henry Mountains Complex” below.

Roca Honda

No ore has been produced from the Roca Honda Project in New Mexico since the Company’s acquisition in August 2013 No commercial mining has ever occurred on the property. The property is currently in the permitting stage. See “Mineral Projects – Roca Honda Project” below.

Arizona Strip

Mining at the Company’s Pinenut Mine commenced in July of 2013 and is expected to continue through the first half of 2015, at which time the economic resources are expected to be depleted. Development at the Canyon Project recommenced in early 2013 and was temporarily suspended in November of 2013. On February 6, 2015, the Company announced plans to restart development at the Canyon Project. To complete the mine, the Company expects to sink an additional 1,200 feet of shaft, install a ventilation shaft, and complete underground development. Mining of the Company’s Arizona 1 Mine commenced in December 2009, and continued until the mine was placed on standby in February 2014 due to the depletion of the currently identified resource. The Wate Project and EZ1 and EZ2 properties are in the permitting stage. See “Mineral Projects – Arizona Strip” below.

Daneros

The first ore from the Daneros Mine in the White Canyon District was delivered to the White Mesa Mill in December 2009, when the project was owned by Utah Energy Corp. and a toll milling campaign was conducted in the second half of 2010. In June 2011, Denison acquired Utah Energy Corp. and continued to operate the mine, with ore from the mine being processed at the White Mesa Mill. The Daneros Mine is now owned by the Company. The mine was placed on standby in October 2012. See “Mineral Projects – Daneros Mine” below.

Sheep Mountain

No ore has been mined at the Sheep Mountain Project in Wyoming since the Company’s acquisition in February 2012. The last mining on the property occurred in the 1980’s. The property is currently in the permitting stage. See “ Mineral Projects – Sheep Mountain Project” below.

Gas Hills

No ore has been mined at the Gas Hills Project in Wyoming since the Company’s acquisition in August 2013. The last mining on the property occurred in the 1980’s. See “Mineral Projects – Gas Hills Project” below.

Colorado Plateau

In June 2006, Denison, the previous owner and operator of some mines on the Colorado Plateau, announced that it was restarting mining activity in the United States with the re-opening of several mines in the Colorado Plateau District. Over a twelve month period, Denison re-opened five mines in the Colorado Plateau District. In late 2008, Denison began rehabilitation of the Beaver mine, which began shipping ore to the White Mesa Mill in February 2009. As a result of declining uranium prices, Denison placed the Rim mine on standby in March 2009. In October 2012, Energy Fuels placed the Beaver mine on standby, due to decreases in commodity prices. The Pandora mine was placed on standby in December 2012. All of the mines are maintained so that they can be restarted with little relative effort or development costs. The Whirlwind Project was refurbished by the Company in 2008, and remains on standby status. The Energy Queen and Sage Plain Projects have not operated in recent years. See “Mineral Projects - Whirlwind”, “Mineral Projects – La Sal Project”, “Mineral Projects – Sage Plain Project”, below.

Juniper Ridge

No ore has been mined at the Juniper Ridge Project in Wyoming since the Company’s acquisition in August 2013. The last mining on the property occurred in the 1970’s. See “Mineral Projects – Juniper Ridge Project” below.

Mine Production

The following table shows ore production from the mines currently(1) owned by the Company from 2010 to December 31, 2014:

Mine	2014	2013	2012	2011	2010
Beaver (2)
Tons	-	-	38,843	48,176	42,941
% U3O8	-	-	0.23%	0.23%	0.21%
% V2O5	-	-	1.22%	1.22%	1.11%
Pandora(2)
Tons	-	-	36,536	41,254	48,099
% U3O8	-	-	0.21%	0.22%	0.21%
% V2O5	-	-	1.18%	1.18%	1.15%
Arizona 1(3)
Tons	3,893	16,280	30,311	39,900	21,500
% U3O8	0.56%	0.58%	0.62%	0.66%	0.56%
Pinenut
Tons	43,030	7,597	120	-	-
% U3O8	0.55%	0.53%	0.48%	-	-
Daneros
Tons	-	-	42,532	34,368	46,150
% U3O8	-	-	0.27%	0.28%	0.31%

Notes:

(1)

All properties reported in this table are owned by the Company on December 31, 2014, but were acquired by the Company in June 2012 as part of the acquisition of the Denison US Mining Division. Properties sold or otherwise disposed of during 2014 have not had any production since 2010 and, therefore, are not included in this table.

(2)	The Beaver and Pandora mines are mineral properties within the La Sal Project.
(3)	The Arizona 1 Mine was placed on standby in February 2014 due to the depletion of the currently identified resources.

Ore Purchase and Toll Milling

In July 2007, an ore purchase program was initiated to provide additional mill feed for the White Mesa Mill, including a schedule listing the price to be paid per ton and adjusted periodically in response to changing factors such as uranium and vanadium prices, milling cost, and uranium and vanadium recoveries. The Company expects to continue this program, as market conditions warrant.

110 tons of ore were received under the Company’s ore purchase program in 2010, and 589 tons were received in 2011. 1,602 tons of ore were received under this program in FY-2012, with the ore lots closed out and paid for in October 2012, at an average grade of 0.265% U3O8. In FY-2013, the Company purchased 8,500 tons of ore at an average grade of 0.23% U3O8 from two sources in Colorado and Utah. No ore was purchased from any independent miners in 2014.

Mineral Exploration

Energy Fuels holds a number of exploration properties in the Colorado Plateau, White Canyon, Gas Hills, Grants, and Arizona Strip Districts. Exploration drilling has been conducted in the Colorado Plateau and Wyoming Districts in recent years, with the majority of the work directed toward brownfield drilling to extend active mining areas.

Energy Fuels has conducted intermittent exploration drilling on numerous projects in the period from February 2007 through December 2013. Several of those projects have been abandoned or sold; therefore, will no longer be discussed. No exploration drilling was performed in 2014. The projects currently held by the Company where exploration drilling has been conducted include: the Whirlwind Mine; Energy Queen Mine, Torbyn property (on Tenderfoot Mesa); HC claims; and DOE Lease C-G-26 (on Calamity Mesa) – New Verde Mine; and the Sage Plain Project (which includes drilling on the Calliham lease, Crain lease, and Skidmore lease). In addition, prior to Energy Fuels’ acquisition of these projects, Denison performed exploration drilling on a number of the properties in the US Mining Division, including the Sunday Complex and La Sal Project and underground core drilling at the Arizona 1 Mine. The Company’s predecessors conducted exploration drilling at several additional properties, including Sheep Mountain (by Titan) and Roca Honda Juniper Ridge and Gas Hills (by Strathmore).

In 2014, limited exploration drilling was completed at the Arizona 1 Mine and Pinenut Mine (underground core drilling). In the Arizona Strip District, Energy Fuels holds a 100% interest in several claims blocks, all of which host confirmed breccia pipes features. Mineralization has been encountered in past drilling on a number of these features, and additional deep drilling is required to confirm mineral resources. Energy Fuels plans to drill six deep exploration holes in the future, to confirm a known discovery and to support mineral resource estimation, on a breccia pipe known as DB-1, although no drilling is planned for FY-2015. See “Mineral Projects – Non-Material Mineral Properties – Exploration Properties” below.

Other Projects

In addition to the foregoing, the Company has conducted permitting operations on the following three projects:

Sheep Mountain Project:

The Company is permitting the Sheep Mountain Project, an underground and open pit uranium development project located in Wyoming. In FY-2013, the Company submitted a revised Plan of Operations (“PO”) to the BLM, which included redesign of the heap leach processing area and potential transportation of the ore to an off-site processing facility. The revision is expected to give the Company more flexibility in processing the resource. The Environmental Impact Statement (“EIS”) for the project is being prepared by the BLM and a third-party contractor. A revision to the Wyoming mine permit was submitted to the Wyoming Land Quality Division in January 2014 and is currently being reviewed by the agency. Baseline studies and design of the processing and heap leach facility have been completed for the NRC license application. Submittal of the license application has been temporarily deferred as the Company evaluates alternatives for processing the ore. The Company is also conducting care and maintenance activities on the Sheep Mountain Project site. See “Mineral Projects – Sheep Mountain Project” below.

Roca Honda Project:

The Roca Honda project is at an advanced stage of permitting. The Draft Environmental Impact Statement (“DEIS”) was completed by the USFS in February 2013, and the Company expects the Final Environmental Impact Statement (“FEIS”) to be published by year’s end 2016. Other major permits required for Roca Honda include a Permit to Mine to be issued by the New Mexico Mining and Minerals Division, a Discharge Permit to be issued by the New Mexico Environment Department, and a Mine Dewatering Permit issued by the New Mexico State Engineer’s Office. The Mine Dewatering Permit was approved in December 2013 but appealed by the Acoma Pueblo in January 2014. RHR subsequently proposed a new alternative for discharging treated mine water that would benefit a number of downstream users including the Acoma Pueblo. As a result, the Acoma Pueblo agreed to withdraw the dewatering permit appeal in February 2015.

The two other major permits are in the agency review stage with a draft Discharge Permit expected in mid-to late-2015, and the Permit to Mine expected in mid-2017 following approval of the FEIS. Permit approvals from the U.S. Army Corps of Engineers and the U.S. Environmental Protection Agency are also required for discharge of treated mine water associated with mine development and operation. Applications for these two permits are also presently undergoing agency review. See “Mineral Projects – Roca Honda Project” below.

Henry Mountains Project:

The Company is currently completing environmental baseline studies and preparing mine plans for permitting purposes for the Bullfrog portion of the Henry Mountains Complex. The approved permitting schedule is based on having the BLM Plan of Operations (“PO”), the UDOGM Large Mine Notice of Intention (“NOI”), and other required state and federal permit applications submitted in mid-2015. The Company is also conducting care and maintenance activities on the Henry Mountains Project site. See “Mineral Projects – Henry Mountains Project” below.

MINERAL PROJECTS

Richard White, CPG#08792, the Company’s Chief Geologist, is a “Qualified Person” in accordance with the requirements of NI 43-101, and is responsible for the disclosure of scientific or technical information concerning mineral projects in this AIF.

Summary of Mineral Reserves and Resources

The following tables show the Company's estimate of Mineral Reserves and Mineral Resources as of December 31, 2014. NI 43-101 requires mining companies to disclose Mineral Reserves and Mineral Resources using the subcategories of Proven Mineral Reserves, Probable Mineral Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. Energy Fuels reports Mineral Reserves and Mineral Resources separately. Properties sold or otherwise disposed of during 2014 have been removed from the tables. Removed properties include: San Rafael, Willhunt, Farmer Girl, Dunn, Dalton Pass, Sky, and the Sage mine claims portion of Sage Plain.

Probable Mineral Reserve Estimates -- Uranium

Deposit	Tons (,000)	Grade % U3O8	Pounds U3O8 (,000)
Sheep Mountain – Congo Pit Probable Reserve	3,955	0.115	9,117
Sheep Mountain – Underground Probable Reserve	3,498	0.132	9,248
White Mesa - Ore Stockpile(1)	1	0.60	13
Total Mineral Reserves (klbs. eU3O8)	7,454		18,378

Mineral Resource Estimate --Uranium(2)(3)(4)

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources
	Tons (,000)	Grade % eU3O8	Lbs. eU3O8 (,000)	Tons (,000)	Grade % eU3O8	Lbs. eU3O8 (,000)	Tons (,000)	Grade % eU3O8	Lbs. eU3O8 (,000)
La Sal(5)	1,010	0.18%	3,733	132	0.14%	368	185	0.10%	362
Whirlwind				169	0.30%	1,003	437	0.23%	2,000
Sage Plain(6)	444	0.17%	1,540	31	0.11%	71	12	0.16	37
Sheep Mountain(7)				12,895	0.12%	30,285
Gas Hills				2,300	0.13%	5,400	3,900	0.07%	5,500
Juniper Ridge				5,233	0.06%	6,120	107	0.09%	182
Henry Mountains				2,410	0.27%	12,800	1,610	0.25%	8,080
Arizona 1(8)							4	0.55%	39
Canyon							83	0.98	1,629
Pinenut(9)							26	0.53%	269
Wate(11)							71	0.79%	1,118
EZ Complex							224	0.47%	2,105
Roca Honda(10)	208	0.477%	1,984	1,303	0.48%	12,580	1,198	0.47%	11,206
Nose Rock	310	0.15%	906	575	0.15%	1,688	167	0.14%	452
Marquez	999	0.13%	2,512	2,612	0.13%	6,618	2,160	0.11%	4,907
Daneros							156	0.21%	661
Torbyn				16	0.26%	84
Total Mineral Resources (Lbs. eU3O8)			10,675			77,017			38,548

Mineral Resource Estimate – Vanadium(2)(3)(4)

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources
	Tons (,000)	Grade	Lbs. V2O5 (,000)	Tons (,000)	Grade	Lbs. V2O5 (,000)	Tons (,000)	Grade	Lbs. V2O5 (,000)
La Sal(5)	1,010	0.97%	19,596	132	0.73%	1,930	185	0.51%	1,902
Whirlwind				169	0.97%	3,293	437	0.72%	6,472
Sage Plain(6)	444	1.43%	12,714	31	0.88%	547	12	1.20%	284
Torbyn				16	1.01%	323
Total Mineral
Resources (Lbs. V2O5)			32,310			6,093			8,658

Mineral Resource Estimate – Gold and Copper

Copper King Project-Measured and Indicated Resources(2(12))

Au-equiv. Cutoff		Tons (millions)	Tonnes (millions)	oz Au /ton	g Au /t	oz Au	% Cu	lbs Cu (millions)
oz AuEq/ton	g AuEq/t
0.015	0.51	59.8	54.2	0.015	0.53	926,000	0.187	223

Copper King Project-Inferred Resources(2(12))

Au-equiv. Cutoff		Tons (millions)	Tonnes (millions)	oz Au /ton	g Au /t	oz Au	% Cu	lbs Cu (millions)
oz AuEq/ton	g AuEq/t
0.015	0.51	15.6	14.2	0.011	0.38	174,000	0.200	62.5

Notes:

(1) “White Mesa – Ore Stockpile” includes stockpiled uranium ore which has been mined from the Pinenut Mine, where mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101.
(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(3) The Measured and Indicated Mineral Resources were estimated at various block cut-off grades specifically appropriate to the deposit type.
(4) The Inferred Mineral Resources were estimated at various block cut-off grades specifically appropriate to the deposit type.
(5) La Sal includes Energy Queen, Redd Block, Beaver, and Pandora
(6) Sage Plain includes the Calliham, Skidmore, and Crain leases. The Sage mine claims have been sold, and therefore have been removed from this table.
(7) The Sheep Mountain Indicated Mineral Resource includes Probable Mineral Reserves of 18,365,000 lbs. eU3O8 in 7,453,000 tons at a grade of 0.123% .
(8) The Arizona 1 Mine was placed on standby in February 2014 due to the depletion of the economic resources.
(9) The Pinenut quantity includes Mineral Resources remaining in-place (12,200 tons at a grade of 0.52% U3O8 containing 126,500 lbs) as well as the on-site surface stockpile of broken material.
(10) The number shown represents the total mineral resources for the Roca Honda Project. Energy Fuels owns 60% of the project.
(11) The number shown represents the total mineral resources for the Wate Project. Energy Fuels owns 50% of the project.
(12) The number shown represent the total mineral resources for the Copper King Project. The Company hold a 50% interest in the project.

Except as stated below, the Mineral Reserve and Mineral Resource information shown above is as reported in the various technical reports prepared in accordance with NI 43-101 (the “Technical Reports”) by qualified persons employed by Peter Geosciences, BRS Engineering, Chlumsky, Armbrust, and Meyer, Alinco GeoServices, Mine Development Associates, SRK Consulting (US) Inc., and Roscoe Postle Associates Inc. See “Mineral Projects” below.

The White Mesa Ore Stockpile – All ore previously stockpiled at White Mesa was fed to process in mid-2014. Following completion of that mill run a new Ore Stockpile began. The White Mesa Ore Stockpile reported in the table above consists of ore mined after August 2014 from the Pinenut Mine and shipped in December 2014 to the White Mesa Mill. Mineral Reserve and Resource information in the Technical Reports has been adjusted to reflect ore mined into Ore Stockpile and updated, in the case of the Arizona 1 and Pinenut Mines, by Company personnel.

The reconciliations shown below detail the changes from the Company’s Mineral Reserve and Mineral Resource estimates reported as of December 31, 2013.

Reconciliation of Energy Fuels’ Uranium Mineral Reserves

		Dec. 31, 2013	2014		Net Reserve	Dec. 31, 2014
	EFI	Reserves	Production(2)/	Throughput(1)	Change	Reserves
	Ownership	(,000 Lbs.	Received(2) (,000	(,000 Lbs.	(,000 Lbs.	(,000 Lbs.
Reserve	%	U3 O8 )	Lbs. U3 O8 )	U3 O8 )	U3 O8 )	U3 O8 )
Sheep Mountain - Congo Pit Probable Reserve	100	9,117	---	---	---	9,117

Sheep Mountain - Underground Probable Reserve	100	9,248	---	---	---	9,248

White Mesa Mill Ore Stockpile(3)	100	177	408	572	13	13
Total Reserves		18,542				18,378

Notes:

(1)	Corresponds to mill feed.
(2)	Additions or deletions of Reserves include ore mined to stockpile and adjustments provided from mining and milling results.
(3)

“White Mesa – Ore Stockpile” does not include stockpiled U3O8 or V2O5 which has been mined from deposits in the Colorado Plateau or White Canyon where no Mineral Reserve and Mineral Resource estimates have been prepared in accordance with NI 43-101

Reconciliation of Energy Fuels’ Uranium Mineral Resources

		Dec. 31,		Exploration /	Acquired/	Net
		2013	Production(1)	Engineering	Disposed	Resource	2014
		Resources	/ Depletion	Change	Resources	Change	Resource
		(,000 lbs.	(,000 lbs.	(,000 lbs.	(,000 lbs.	(,000 lbs.	(,000 lbs.
Operation / Project	EFI Ownership %	U3 O8 )	U3 O8 )	U3 O8 )	U3 O8 )	U3 O8 )	U3 O8 )
WYOMING
Gas Hills	100%
Indicated		5,400	---	---	---	---	5,400
Inferred		5,500	---	---	---	---	5,500
Sheep Mountain	100%
Indicated		30,285	---	---	---	---	30,285
Juniper Ridge	100%
Indicated		6,120	---	---	---	---	6,120
Inferred		182	---	---	---	---	182
Sky	100%
Indicated		948	---	---	(948)	(948)	---
Inferred		54	---	---	(54)	(54)	---
UTAH
La Sal(2)	100%
Measured		3,733	---		---		3,733
Indicated		368	---		---		368
Inferred		362	---		---		362
Whirlwind	100%
Indicated		1,095	---	---	---	---	1,095
Inferred		2,000	---	---	---	---	2,000
Sage Plain(3)	100%
Measured		2,657	---	(666)	(451)	(1,117)	1,540
Indicated		176	---	(97)	(8)	(105)	71

		Dec. 31,		Exploration /	Acquired/	Net
		2013	Production(1)	Engineering	Disposed	Resource	2014
		Resources	/ Depletion	Change	Resources	Change	Resource
		(,000 lbs.	(,000 lbs.	(,000 lbs.	(,000 lbs.	(,000 lbs.	(,000 lbs.
Operation / Project	EFI Ownership %	U3O8)	U3O8)	U3O8)	U3O8)	U3O8)	U3O8)
Inferred		181	---	(21)	(122)	(143)	38
San Rafael	100%
Indicated		3,405	---	---	(3,405)	(3,405)	---
Inferred		1,860	---	---	(1,860)	(1,860)	---
Henry Mountains	100%
Indicated		12,800	---	---	---	---	12,800
Inferred		8,080	---	---	---	---	8,080
Daneros	100%
Inferred		661	---	---	---	---	661
ARIZONA
Arizona 1(4)	100%
Inferred		39	---	---	---	---	39
Canyon	100%
Inferred		1,629	---	---	---	---	1,629
Pinenut	100%
Inferred		612	(335)	90/(-98)	---	(343)	269
Wate (6)	50%
Inferred		--	--	--	1,118	1,118	1,118
EZ Complex	100%
Inferred		2,105	---	---	---	---	2,105
NEW MEXICO
Roca Honda	60%
Measured		2,247	---	(236)	---	(236)	1,984
Indicated		14,536	---	(1,956)	---	(1,956)	12,580
Inferred		11,894	---	(688)	---	(688)	11,206
Dalton Pass	100%
Measured		839	---	---	(839)	(839)	---
Indicated		2,232	---	---	(2,232)	(2,232)	---
Inferred		1,530	---	---	(1,530)	(1,530)	---
Nose Rock	100%
Measured		906	---	---		---	906
Indicated		1,688	---	---		---	1,688
Inferred		452	---	---		---	452
Marquez	100%
Measured		2,512	---	---	---	---	2,512
Indicated		6,618	---	---	---	---	6,618
Inferred		4,907	---	---	---	---	4,907
OTHER(5)	100%
Measured		275	---	---	(275)	(275)	---
Indicated		367	---	---	(283)	(283)	84
Inferred		---	---	---	---	---	---

Notes:

(1)

Includes all ore mined and shipped to the White Mesa Mill for calendar year 2014. Ore mined at the Pinenut mine but remaining in a stockpile on-site is not included in the Production/Depletion column. It is included in the 2014 Resource column.

(2)

LaSal consists of the Redd Block, Energy Queen, Beaver Shaft and Pandora deposits, all of which are noneconomic/unrecoverable at market conditions prevalent at Dec. 31, 2014. Resources added in the March 25, 2014 La Sal Technical Report were reported as an Exploration/Engineering Change in the 2013 AIF, because the Technical Report was filed at the same time as the 2013 AIF. Therefore, those resources are not repeated as Changes in the 2014 AIF.

(3)	The Sage Plain project includes the Calliham, Skidmore and Crane deposits. The 2014 Resource reflects the sale of the Sage Mine Property.
(4)	The Arizona 1 Mine was placed on standby in February 2014 due to the depletion of the economic resources.
(5)

“Other” now includes only the non-material Mineral Resource at Torbyn. Willhunt and Farmer Girl were sold during 2014. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(6)	A 50% interest in the Wate Project was acquired by the Company in February, 2015.

Reconciliation of Energy Fuels’ Vanadium Mineral Resources(4)

Operation / Project	EFI Ownership %	2013 AIF Resources (,000 lbs. V2O5)	2014 Production / Depletion (,000 lbs. V2O5)	Exploration(1) / Engineering Change (,000 lbs. V2O5)	Acquired/ Disposed Resources (,000 lbs. V2O5)	Net Resource Change (,000 lbs. V2O5)	2014 AIF Resources (,000 lbs. V2O5)
La Sal (5)	100%
Measured		19,596	---	---		---	19,596
Indicated		1,930	---	---		---	1,930
Inferred		1,901	---	---		---	1,901
Whirlwind	100%
Indicated		3,598	---	---		---	3,598
Inferred		6,472	---	---		---	6,472
Sage
Plain(2)	100%
Measured		16,724	---	(711)	(3,299)	(4,010)	12,714
Indicated		1,105	---	(507)	(51)	(558)	547
Inferred		1,854	---	(85)	(1,485)	(1,570)	284
San Rafael	100%
Indicated		4,596			(4,596)	(4,596)	---
Inferred		2,511			(2,511)	(2,511)	---
Other(3)	100%
Measured		1,376	---	(1,376)		(1,376)	__
Indicated		1,729	---	(1,406)		(1,406)	323

Notes:

(1)	Additions or deletions of Mineral Resources include acquisitions, dispositions, reassessment of geological data and new or updated technical reports.
(2)

The Sage Plain project is held by Colorado Plateau Partners LLC. On October 1, 2012, the Company acquired Aldershot’s 50% interest in CPP, thereby acquiring 100% of such Mineral Resources. See “Mineral Projects – Sage Plain Project.” In August 2014, the Company sold the Sage mine claims portion of the Sage Plain property.

(3)	“Other” includes only defined resources at Torbyn. The Company sold the Willhunt and Farmer Girl exploration projects in August 2014.
(4)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(5)

La Sal includes Energy Queen, Redd Block, Beaver, and Pandora mineral resources. Resources added in the March 25, 2014 La Sal Technical Report were reported as an Exploration/Engineering Change in the 2013 AIF, because the Technical Report was filed at the same time as the 2013AIF. Therefore, those resources are not repeated as Changes in the 2014 AIF.

The Henry Mountains Complex

The Henry Mountains Complex is 100% owned by Energy Fuels. It is comprised of the Bullfrog property, hosting the Indian Bench and the Copper Bench deposits, and the Tony M property, hosting the Southwest deposit and the Tony M deposit and mine. Except as noted, the following description of the Henry Mountains Complex is based on the technical report dated June 27, 2012 titled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.”, prepared by William E. Roscoe, Ph.D., P.Eng., Douglas H. Underhill, Ph.D., C.P.G. and Thomas C. Pool, P.E. of Roscoe Postle Associates Inc. (“RPA”) in accordance with NI 43-101 (the “Henry Mountains Technical Report”). Each of the authors of the Henry Mountains Technical Report is “independent” of Energy Fuels and a “qualified person” for purposes of NI 43-101. The report contains mineral resource estimates for the Indian Bench, Copper Bench, Southwest and Tony M deposits. The Henry Mountains Technical Report is available on SEDAR at www.sedar.com.

Property Description and Location

Henry Mountains

The property comprising Energy Fuels’ Henry Mountains Complex Property is located in eastern Garfield County, Utah. The Property consists of one Utah State Mineral Lease for Section 16, Township 35 South, Range 11 East (T35S R11E), Salt Lake Meridian (SLM), and 202 unpatented Federal lode mining claims. The latter consist of 137 B.F., 19 Bull, 19 Star, two Frog (comprising the Bullfrog property), 17 TIC and eight Ticaboo claims (including fractions); the TIC and Ticaboo claims being associated with the Tony M deposit. The claims and state lease comprise one contiguous property located in T34S, R11E and T35S, R11E, SLM. The Utah State Section 16 includes 638.54 acres, and the 202 unpatented lode mining claims consist of about (3,667.18 acres not specified in the Technical Report, for a total land holding of 4,305.72 acres). The surface rights are owned by the federal government, administered by the U.S. Bureau of Land Management (BLM), with the exception of the state lease which has associated state surface rights.

There is no royalty burden for the 185 claims that comprise the Bullfrog property, as well as for the Ticaboo claims. All unpatented mining claims are subject to an annual federal mining claim maintenance fee of $140/claim (BLM raised the fee to $155/claim in 2014) plus approximately $10/claim for county filing fees. Energy Fuels also indicated that there are no outstanding environmental liabilities for the properties. The 17 TIC claims are held by Energy Fuels, subject to an annual advance minimum royalty. The uranium production royalty burden is 4% yellowcake gross value less taxes and certain other deductions. The vanadium production royalty burden is 2% gross value less certain deductions. The Utah State Lease has an annual rental of $640, plus an escalating annual advance minimum royalty based on the uranium spot price. The uranium royalty is 8% of gross value less certain deductions. The vanadium royalty is 4% of gross value less certain deductions.

Denison received the necessary permits to restart the Tony M Mine in September 2007. Major permits for the operation include an approved Plan of Operations and Finding of No Significant Impact (FONSI) from the BLM, a Large Mine permit with the Utah Division of Oil, Gas and Mining (DOGM), and an approved ground water discharge permit with the Utah Division of Water Quality (DWQ). A reclamation bond of $708,537 is in place.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Road access to the property is by paved Highway 276, running between Hanksville and Bullfrog Basin Marina, Utah. An unimproved gravel road maintained by Garfield County extends west from Highway 276, passes by the portal of the Tony M Mine, and extends northerly across the property, the northern end of which is crossed by another county road. The property is located in a relatively remote area of Utah, and the infrastructure is limited. The town site of Ticaboo, Utah, is located approximately five miles south of Energy Fuels’ mineral property. It is used by Energy Fuels to provide housing and municipal services for the Tony M Mine staff. The next closest community is Hanksville, Utah, a small town of a few hundred people, located about 40 miles north of the Property. During operation of the Tony M Mine, electricity was generated locally, as is the case for Ticaboo. Materials and supplies are transported to the site by truck about 275 miles from Salt Lake City, and about 190 miles from Grand Junction, Colorado. The distance to the Energy Fuels White Mesa Uranium-Vanadium Processing Facility near Blanding, Utah, is 117 miles.

The climate is distinctly arid, with an average annual precipitation of approximately 8 in. including about 12 in. of snow. The vegetation consists primarily of small plants including some of the major varieties of blackbrush, sagebrush, and rabbit brush. A few small junipers are also present. Relief over the combined Henry Mountains Property is approximately 2,250 ft. (the Technical Report erroneously reported 800ft.). The elevation on the property ranges from 4,550 ft. above sea level (asl) at the portal of the Tony M Mine, near the southern end of the property, to 6,800 ft. asl over the northern end of the Property. The terrain is typical canyon lands topography, with some areas deeply dissected by gullies and headwalls of canyons and the rest consisting of gently undulating gravel benches covering the northern part of the project area. The terrain in several parts of the Property is particularly rugged and inaccessible and is the primary reason for the irregular pattern of surface drill holes in parts of the Property.

History

In 1970 and 1971, Rioamex Corporation conducted a 40 hole drilling program in an east-west zone extending across the southerly end of the Bullfrog property and the northerly end of the Tony M–Frank M property. Some of these holes intercepted significant uranium mineralization. 2005. The Bullfrog properties were initially explored by Exxon Minerals Company (Exxon), while the Tony M deposit was explored and developed by Plateau, a subsidiary of Consumers Power Company (Consumers) of Michigan. Following the discovery of the Tony M uranium deposit in 1977, Plateau Resources Ltd. (Plateau) developed the Tony M Mine from September 1, 1977, to about May 1984, when development was suspended. By January 31, 1983, over 18 miles of mine workings were developed, and a total of approximately 237,000 tons of muck was extracted with an average chemically adjusted grade of 0.121% U3O8 containing about 573,500 pounds U3O8.The Tony M Mine is accessed via two parallel declines extending about 10,200 ft. into the deposit. The mine was allowed to flood after development was suspended in 1984. The southern one-half of the mine remained dry, as it is located above the static water table.

Denison acquired the Bullfrog properties when it purchased most of the assets of Energy Fuels Nuclear Inc. (EFNI) in 1997. In February 2005, Denison acquired the former Plateau properties bringing them under common ownership with the Bullfrog properties. Following rehabilitation work at the Tony M Mine and re-establishment of surface facilities in 2006, Denison received operational permits, reopened the mine and commenced mining in September 2007. In November 2008, Denison announced that the operations at the Tony M Mine would be suspended due to uranium and economic market conditions. During its September 2007 to December 2008 reactivation, cleanup and mining, Denison extracted 162,384 tons at radiometric grade of 0.131% containing 429,112 pounds U3O8 from within existingworkings and from the previously stockpiled material. This material was trucked to Denison’s White Mesa Mill for processing. In June 2012, Energy Fuels acquired all of Denison Mines Corp.’s (Denison) mining assets and operations in the United States.

No pre-production mine development has been conducted on the Southwest portion of the Tony M-Southwest deposit or on the Copper Bench-Indian Bench deposit located further north.

Geologic Setting

Exposed rocks in the project area are Jurassic and Cretaceous in age. Host rocks for the Copper Bench-Indian Bench and Tony M-Southwest uranium-vanadium deposits are Upper Jurassic sandstones of the Salt Wash Member of the Morrison Formation. This formation is located within the Colorado Plateau. Early Tertiary fluvial and lacustrine sedimentation within the deeper parts of local basins was followed in mid-Tertiary time by laccolithic intrusion and extensive volcanism. Intrusions of diorite and monazite porphyry penetrated the sediments at several sites to form the laccolithic mountains of the central Colorado Plateau.

The Morrison Formation is a complex fluvial deposit of Late Jurassic age. In outcrop, the Salt Wash is exposed as one or more massive, ledge-forming sandstones, generally interbedded with laterally persistent siltstones or mudstones. The lower Salt Wash is approximately 150 ft. thick in the Property area, thinning and becoming less sandy northward from the project area. Sandstones comprise 80% of the sequence, with siltstones and mudstones making up the remainder. Significant uranium mineralization occurs only in this lower unit.

Exploration

Surface drilling using rotary tricone technology, together with radiometric gamma logging, was the primary exploration method used to discover and delineate uranium on the Henry Mountains Complex Property. With receipt of all permits in September 2007, Denison commenced work underground in the Tony M Mine as is described in Section 6 History. This work includes a long-hole drilling program to discover and delineate mineralization within about 100 ft. of underground workings. Energy Fuels has carried out no (exploration) work on the Property.

Mineralization

Uranium mineralization in the Henry Mountains Complex property is hosted by favourable sandstone horizons containing detrital organic debris. Mineralization primarily consists of coffinite, with minor uraninite which usually occurs in close association with vanadium mineralization. Mineralization occurs as intergranular disseminations, as well as coatings and/or cement on and between sand grains and organic debris. Vanadium occurs as montroseite (hydrous vanadium oxide) and vanadium chlorite in primary mineralized zones located below the water table (i.e., the northern portion of the Tony M deposit). Historic production records from the U.S. Atomic Energy Commission for the South Henry Mountains district suggest that the vanadium content of the district is relatively low. Based on the review of the available analyses, RRA is of the opinion that the V2O5:U3O8 ratio ranges from 1.3:1 to about 2.0:1 in the Henry Mountains Complex deposits, and that the concentration of vanadium is therefore too low to be economic at current prices.

The Henry Mountains Complex vanadium-uranium deposits consist of two extensive elongate, tabular zones containing a large concentration of mineralization. The Tony M–Southwest deposit extends for a distance of approximately 2.5 miles along a north-south trend and has a maximum width of about 3,000 ft. The larger Copper Bench-Indian Bench deposit extends approximately 3.5 miles along a northwesterly trend to the northeast of the Tony M–Southwest deposit.

Drilling

The Southwest and Copper Bench deposits are delineated by drilling on approximately100 ft. centers. The Indian Bench deposit is delineated by drilling on approximately 200 ft. centers. In some areas, the rugged terrain made access difficult, resulting in an irregular drill pattern.

Exxon commenced drilling on the Bullfrog property in 1977. Before it sold the property to Atlas in July 1982, Exxon had drilled 1,782 holes. From July 1982 to July 1983, Atlas completed 112 drill holes delineating the Southwest and Copper Bench deposits on approximately 100 ft. centers. After July 1983, Atlas completed an additional 49 core hole drilling program throughout the Bullfrog property, as well as a 133 rotary drill hole program to delineate the Indian Bench deposit on approximately 200 ft. centers. A total of 2,232 drill holes were completed on the Bullfrog property. In February 1977, drilling commenced in what was to become the Tony M deposit. Subsequently, Plateau drilled more than 2,000 rotary drill holes totaling about 1,000,000ft. Over 1,200 holes were drilled in the Tony M area.

Records indicate that a total of 81 core holes were drilled in the Southwest, Copper Bench, and Indian Bench deposits, while 25 core holes were drilled in the vicinity of the Tony M deposit. The core holes provided samples of the mineralized zone for chemical and amenability testing.

Energy Fuels carried out no surface drilling on the properties.

Sampling and Analysis

The original downhole gamma logging of surface holes was done on the Bullfrog property by Century Geophysical Corp. (Century) and Professional Logging Services, Inc. (PLS) under contract to Exxon. Atlas also contracted Century for this service. Standard logging suites included radiometric gamma, resistivity and self-potential measurements, supplemented by neutron-neutron surveys for dry holes. Deviation surveys were conducted for most of the holes. Century used its CompuLog system consisting of truck-mounted radiometric logging equipment, including a digital computer.

Assays of samples from core drilling were collected by company geologists and submitted to various commercial labs for analysis. Results of these analyses were compared to eU3O8 values from gamma logs to evaluate radiometric equilibrium, logging tool performance, and validity of gamma logging. Testing done includes leach amenability studies, settling, and filtration tests.

Plateau had developed written procedures for the analysis of core to define such factors as carbonate content, and gamma probe versus chemical uranium content. Exxon found that the radioactive disequilibrium of potentially economic grade intercepts in cores, measured as the ratio of chemical U3O8 to log radiometric equivalent (eU3O8), varied from 0.80 to 1.35 and averaged 1.06, close to the equilibrium value of 1.0. Milne (1990) reported that, while the investigation by Atlas of samples from core from an additional 40 drill holes was incomplete at the time, Atlas had identified no significant disequilibrium problem.

RPA is of the opinion that, based on the information available, the original gamma log data and subsequent conversion to eU3O8% values are reliable but slightly conservative estimates of the uranium U3O8 grade. Furthermore, there is no evidence that radiometric disequilibrium would be expected to negatively affect the uranium resource estimates of the Tony M-Southwest and Copper Bench-Indian Bench deposits. RPA is also of the opinion that the disequilibrium should be taken into consideration when mining is conducted in the Tony M Mine in areas that are above the static water table.

Security of Samples

Procedures followed by Exxon, Atlas, and Plateau, together with their contractors Century and PLS, were well documented and at the time followed best practices and standards of companies participating in uranium exploration and development. Onsite collection of the downhole gamma data and onsite data conversion limit the possibility of sample contamination or tampering.

Mineral Resource Estimates

Mineral Resources of the Tony M-Southwest deposit were estimated in 2009 by Denison using the GT contour method and audited by Scott Wilson RPA in the 2009 Technical Report. Mineral Resources of the Copper Bench-Indian Bench deposit were estimated in 1993 by ENFI using the polygonal block method and audited by Scott Wilson RPA in the 2006 Technical Report.

The Mineral Resources were classified as Indicated and Inferred categories. They are reported at a cut-off grade of 0.10% eU3O8 over a minimum thickness of 2 ft. and minimum GT (grade times thickness product) of 0.2 ft.% eU3O8for the Tony M- Southwest deposit and at a cut-off grade of 0.20% eU3O8over a minimum thickness of 4 ft. and minimum GT (grade times thickness product) of 0.8ft.% eU3O8 for the Copper Bench-Indian Bench deposit. Total Indicated Resources are 2.41 million tons at an average grade of 0.27% eU3O8containing 12.80 million pounds eU3O8. Additional Inferred Resources total 1.61 million tons at an average grade of 0.25% eU3O8 containing 8.08 million pounds eU3O8.

Henry Mountains Complex Mineral Resource Estimates(1) (2) (3)

Deposit	Category(1)	Tons (million)	Grade eU3O8 (%)	Contained eU3O8 (million pounds)
Tony M (2)	Indicated	1.03	0.24	4.83
Southwest(2)	Indicated	0.66	0.25	3.30
Indian
Bench(3)	Indicated	0.22	0.40	1.74
Copper
Bench(3)	Indicated	0.50	0.29	2.93
Total		2.41	0.27	12.80

Tony M	Inferred	0.65	0.17	2.17
Southwest	Inferred	0.21	0.14	0.58
Indian Bench	Inferred	0.25	0.42	2.09
Copper
Bench	Inferred	0.50	0.32	3.24
Total		1.61	0.25	8.08

Notes:

(1)	The Mineral Resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	The Tony M and Southwest Mineral Resources were estimated at a cut-off grade of 0.10% eU3O8 over a minimum thickness of 2 feet and a minimum GT of 0.2 feet-%.
(3)

The Indian Bench and Copper Bench Mineral Resources were estimated at a cut-off grade of 0.20% eU3O8, a minimum thickness of 4 feet and a minimum GT of 0.8 feet-% that does not include any intervals with less than a 0.5 foot intercept of 0.08% U3O8.

The basis for resource estimation of the Tony M part of the Tony M-Southwest deposit was the gamma logs from 1,082 rotary drill holes located on the properties comprising the Tony M deposit. A total of 24 core holes were drilled to recover samples for chemical and geologic analysis and to establish stratigraphic relationships. The basis for resource estimation on the Southwest part of the Tony M-Southwest deposit was the gamma logs from 589 rotary drill holes located on the properties comprising the Southwest deposit (Table 14-2). A total of 32 core holes were drilled to recover samples for chemical and geologic analysis and to establish stratigraphic relationships.

Mineral Resources of the Tony M-Southwest deposit have been estimated using the contour method. A tonnage factor of 15 ft.3/ton was applied to give a tonnage for each lens. A cut-off grade of 0.10% eU3O8was applied to the indicated and inferred blocks. Only those blocks with grades above this cut-off were included in the resources.

The basis for resource estimation on the Copper Bench-Indian Bench deposit is the gamma logs from 1,193 rotary drill holes (Table 14-5). A total of 49 core holes were drilled to recover samples for chemical and geologic analysis and to establish stratigraphic relationships.

EFNI estimated the Copper Bench-Indian Bench mineral resources using circles of influence on plans of each of the three deposits. Where the circles of influence overlapped, polygons were drawn. The volume determination is based on circles of influence drawn about the drill hole intercept meeting the cut-off. A radius of 100 ft. was used in estimating resources for the Copper Bench deposit, while a radius of 125 ft. was used to estimate resources for the Indian Bench deposit. EFNI used a density factor of 15.0 ft.3/ton to convert volumes in cubic feet to short tons for the Copper Bench-Indian Bench resource estimate.

The EFNI resource estimate was audited by RPA and accepted as a current Mineral Resource estimate for Energy Fuels.

Mining Operations

The following section has been prepared by the Company and is not based on the Henry Mountains Technical Report

The Tony M Mine was developed from 1977 to 1983 with a double entry system by two parallel declines spaced 50 ft. apart. The declines measure 9 ft. by 12 ft. in cross- section, have crosscuts on 50 ft. centers, have a minus 3% grade, serve as the primary fresh air intake, and are 10,200 ft. in length.

Access to the individual mining areas is through 8 ft. by 10 ft. laterals driven at right angles to the mine entries. The laterals also provide access for long-hole drilling and detailed information for mine planning and stope development. The mine was planned as a random room and pillar operation with pillar extraction by a retreat system.

Mining equipment consisted of slushers and rubber-tired, five- to ten-ton capacity load- haul-dump (LHD) units. Exhaust ventilation was provided by five bored ventilation shafts, six feet in diameter, each with a 75-HP exhaust fan mounted at the shaft collar.

By early 2007, work on reactivating the Tony M Mine was carried out by Denison, and surface and underground rehabilitation and repairs were conducted. Surface facilities to support mine operations were constructed, including administration and maintenance facilities, site power and communications, an evaporation pond for disposal of mine water. Worker housing was established in the town of Ticaboo, Utah. As rehabilitation work advanced in the mine, ventilation was re-established. The water level in the mine had risen to historic pre-mine levels, and upon reaching the flooded workings, mine dewatering was also initiated. During the rehabilitation work, limited amounts of “cleanup ore” were removed. As areas of the mine were made ready for mining, production increased steadily. Dewatering continued at an average rate of 125 gpm during operation. Denison placed the Tony M Mine on temporary closure status at the end of November 2008. The mine is being maintained in a state ready to resume operations when uranium prices improve. Mine supervisory staff have been retained at the site to keep the mine in a ready state.

The White Mesa Mill is located six miles south of Blanding in southeastern Utah. The mill was designed to treat 2,000 tons of ore per day. The basic mill process is a sulfuric acid leach with solvent extraction recovery of uranium and vanadium. Run-of-mine ore is reduced to minus 28 mesh in a six-foot by 18-ft. diameter semiautogenous grinding (“SAG”) mill. Leaching of the ore is accomplished in two stages: a pre-leach and a hot acid leach. The first, or pre-leach, circuit, consisting of two mechanically agitated tanks, utilizes pregnant (high-grade) strong acid solution from the countercurrent decantation (“CCD”) circuit which serves both to initiate the leaching process and to neutralize excess acid. The pre-leach circuit discharges to a 125-ft. thickener where the underflow solids are pumped to the second stage leach and the overflow solution is pumped to clarification, filtration, and solvent extraction circuits. A hot strong acid leach is used in the second stage leach unit, which consists of seven mechanically agitated tanks having a retention time of 24 hours. Free acid is controlled at 70 grams per litre and the temperature is maintained at 75°C. Leached pulp is washed and thickened in the CCD circuit, which consists of eight high capacity thickeners. Underflow from the final thickener at 50% solids is discharged to the tailings area. Overflow from the first thickener (pregnant solution) is returned to the pre-leach tanks. The solvent extraction (SX) circuit consists of four extraction stages in which uranium in pregnant solution is transferred to the organic phase, a mixture consisting of 2.5% amine, 2.5% isodeconal, and 95% kerosene. Loaded organic is pumped to six stages of stripping by a 1.5 molar sodium chloride solution, and thence to a continuous ammonia precipitation circuit. Precipitated uranium is settled, thickened, centrifuged, and dried at 1,200F. The final product at about 95% U3O8 is packed into 55-gallon drums for shipment.

Permitting

Bullfrog Property:

The Company is currently completing environmental baseline studies and preparing mine plans for permitting purposes. The approved permitting schedule is based on having the BLM Plan of Operations (“PO”), the UDOGM Large Mine Notice of Intention (“NOI”), and other required state and federal permit applications submitted in mid-2015.

Tony M Property:

The original Tony M mine permit was allowed to lapse. Subsequently, the previous operator filed for exploration permits with UDOGM and the BLM. These permits were granted by UDOGM and the BLM on December 2, 2005 and March 6, 2006, respectively, which enabled the previous operator to regain access, inspect and begin rehabilitation of the Tony M underground workings. The previous operator also began the permitting process for the Tony M mine. The permit application was submitted in November 2006 and a Record of Decision (“RoD”) and approved Plan of Operations were received in September 2007.

The PO was challenged by the Center for Water Advocacy and the Utah Chapter of the Sierra Club, which requested a Utah State BLM Director Review and a stay of the decision approving the Final PO for the Tony M mine. On November 21, 2007, the BLM State Director issued a decision vacating the previously issued permit and remanded the case to the Field Office in order that the Environmental Assessment (“EA”) for the Tony M Mine PO could be amended and a new RoD issued. As a result of this decision to vacate and renew, the request for stay was considered moot. The new decision was issued by the BLM on November 23, 2007 approving the PO for the mine. The new decision was once again appealed by the Center for Water Advocacy and the Utah Chapter of the Sierra Club. The Utah State Director issued a decision denying the appeal and upholding the PO on February 19, 2008.

Permit applications for a Phase 2 expansion were submitted to the BLM and UDOGM in 2008. The expansion was approved by the UDOGM in 2009, but the previous operator subsequently requested that BLM review of the application be deferred given the market conditions at that time. The Company is currently evaluating plans to re-submit the application to the BLM at a future date in 2014, but for a much smaller expansion plan consisting of additional ventilation shafts, associated access roads, and expansion of the evaporation pond.

Roca Honda Project

Except as noted, the following description of the Roca Honda Project is based on a technical report titled "Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A." dated February 27, 2015, prepared by Barton G. Stone, C.P.G., Robert Michaud, P.Eng., Stuart E. Collins, P.E., and Mark B. Mathisen, C.P.G., all of Roscoe Postle Associates (“RPA”) in accordance with NI 43-101 (the “Roca Honda Technical Report”). The technical report includes an updated mineral resource estimate and the results of a Preliminary Economic Assessment ("PEA") for the uranium resources outlined to date at the Roca Honda Project in New Mexico. Each of the authors of the Roca Honda Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. Harold R. Roberts, P.E., Executive Vice President and Chief Operating Officer of the Company is a coauthor of the PEA; however, the independent authors of the Report have assumed overall responsibility for all items of the technical report, and the Report is therefore an independent technical report under NI 43-101.

The Roca Honda Project was acquired by the Company on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels. See “General Development of the Business” above.

Property Description and Location

The Roca Honda uranium project is located approximately three miles northwest of the community of San Mateo, New Mexico, near the southern boundary of McKinley County and north of the Cibola County boundary, and approximately 22 miles by road northeast of Grants, New Mexico. The property is located in the east part of the Ambrosia Lake subdistrict of the Grants Mineral Belt in northwest New Mexico and comprises nearly all of Sections 9, 10, and a narrow strip of Section 11, and a New Mexico State Lease, consisting of Section 16, all in Township 13 North – Range 8 West (T13N-R8W), New Mexico Principal Meridian.

The White Mesa Mill, where the ore from the project is expected to be milled, is located on 4,816 acres of private land owned by Energy Fuels. This land is located in Township 37S and 38S Range 22E Salt Lake Principal Meridian. The mill is located approximately six miles south of Blanding, Utah along US Highway 191. Energy Fuels also holds 253 acres of mill site claims and a 320 acre Utah state lease. No facilities are planned on the mill site claims or leased land, which will be used as a buffer to the operations.

Land Tenure

The Roca Honda property is held by RHR, which is jointly owned by Energy Fuels’ wholly- owned subsidiary Strathmore Resources, U.S. Ltd. (60%) and Sumitomo’s subsidiaries SC Clean Energy and Summit New Energy Holding, LLC (40%). RHR was established on July 26, 2007, when Strathmore formed a limited liability company with Sumitomo and transferred the property to RHR.

The Roca Honda property covers an area of 1,886.5 acres, and includes 63 unpatented lode mining claims in Sections 9 and 10, and one adjoining New Mexico State General Mining Lease in Section 16. The mining claims also extend onto a 9.4 acre narrow strip of Section 11. Strathmore acquired the mining claims on March 12, 2004, from Rio Algom Mining LLC (Rio Algom), a successor to Kerr-McGee Corporation (Kerr-McGee), which had staked the claims in 1965 and had continuously maintained them. The New Mexico State Lease was acquired by David Miller (former Strathmore CEO) on November 30, 2004, and subsequently transferred to Strathmore.

The Roca Honda State Lease (No. HG-0036-002) is located on Section 16 and covers an area of 638 acres. The surface of Section 16 is leased to Fernandez Company, Ltd. (“Fernandez”) as rangeland for grazing. The area covered by the Fernandez lease is also referred to as “Lee Ranch”. The lease has a primary, secondary, tertiary, and quaternary term, each with rentals to be paid in advance. The lease is currently in the quaternary term of five years (expiring on November 29, 2019) and for so long thereafter as minerals are produced or mined in paying quantities. The lease will therefore expire on November 29, 2019 and have to be renewed, unless minerals are being produced or mined in paying quantities at that time. New Mexico law provides a preferential right of a lessee of a mineral lease to renew a lease on state lands.

There is a New Mexico mining royalty payable on the “value” of mineral production for New Mexico state leases. The royalty is based upon the operating cash flow less a development allowance, depreciation, and a processing allowance. New Mexico mining and private royalties on value of minerals extracted are shown below:

  Section 9 Gross Royalty (1%); and
  Section 16 New Mexico State Lease Royalty (5%).

The White Mesa Mill is located approximately six miles south of Blanding, Utah on a parcel of land encompassing all or part of Sections 21, 22, 27, 28, 29, 32, and 33 of T37S, R22E, and Sections 4, 5, 6, 8, 9, and 16 of Township 38 South, Range 22 East, Salt Lake Base and Meridian. Additional land is controlled by 46 mill site claims. Total White Mesa Mill land holdings are approximately 5,375 acres.

Roca Honda Existing Infrastructure

Old drill roads were previously established across the property, and an electrical line transects the northern half of Section 16 in the Project area. The line continues on the west side of the Project area into Section 17, where it terminates, and on the east side of Section 16 through the northwest quarter of Section 15 and along the southern section boundary of Section 10. Three monitor water wells were drilled by RHR in 2007, and are located on Section 16. Other items installed by RHR include a permanent electrical weather station and a high volume TSP and PM10 air samplers. Three, dry man-made impoundments are also located on Section 16. More than 400 historic drill exploration holes were completed on the property from the late 1960’s to the early 1980’s. As the mine has not yet been developed or operated, there are no mine workings, existing tailings ponds, waste deposits or other improvements or facilities at the site.

White Mesa Mill Infrastructure

See “Energy Fuels’ Business – Operations” above.

Accessibility, Climate, Local Resources and Physiography

The Roca Honda Project is currently accessed by public roads, highways and across private land held by Fernandez. It is located approximately 17 air miles and 22 road miles northeast of Grants, New Mexico. The southern portion of the project, on Section 16, can be reached by traveling north from Milan on New Mexico State Highway 605 toward the town of San Mateo to mile marker 18 and then north on a public gravel road. Access rights from Highway 605 onto Section 16 are subject to negotiations with the surface lease-holder, Fernandez. A temporary access agreement across the Fernandez properties, which allows access on a limited basis, is currently in place and will expire on January 1, 2016. RHR and the landowner are currently in the process of negotiating a long-term access agreement across the Fernandez properties, which will be required before mine development can commence.

The north part of the project can be reached by traveling 23.5 miles from Milan, New Mexico, on paved public Highway 605, and then west on US Forest Service roads to the southeast corner of Section 10. There are numerous drill roads that provide access to different portions of Sections 9 and 10, many of which will require maintenance. Old drill roads were previously established across the property, and an electrical line transects the northern half of Section 16 in the project area. The line continues on the west side of the project area into Section 17, where it terminates, and on the east side of Section 16 through the northwest quarter of Section 15 and along the southern section boundary of Section 10. Surface rights held are sufficient for expected mining operations and waste disposal areas. No milling operations are expected to occur on the site. Therefore, no areas for tailings storage, heap leach pads or processing plants are expected to be required.

The climate in the Roca Honda project area may be classified as arid to semi-arid continental, characterized by cool, dry winters, and warm, dry summers. On average, the Roca Honda property receives approximately 11 inches of precipitation annually, most of which occurs during thunderstorms in July and August. Winter is the driest season with an average of approximately 13 inches of snow falling annually, mostly during December through February. Grants, New Mexico has an annual average temperature of 50°F, with an average summer high of 87°F and low of 52°F, and average winter high of 47°F and low of 18°F. Year-round operations are expected.

The community of Grants, New Mexico, located in Cibola County, is the largest community near the Roca Honda Project. As of the 2010 census, there are 8,772 people residing in Grants, where supplies can be obtained and personnel experienced in open pit and underground mining, construction and mineral processing are available.

The Roca Honda Project area is sparsely populated, rural and largely undeveloped. The predominant land uses include low density grazing and cultivation, and recreational activities such as hiking, sightseeing, and seasonal hunting. The Roca Honda property has moderately rough topography in Sections 9 and 10 and consists of shaly slopes below ledge-forming sandstone beds, as mesas, that dip 7° to 11° northeast. Elevations range from 7,100 feet to 7,800 feet. Section 9 consists mostly of steep slopes in the west and south, with a large sandstone mesa in the north central part. Section 10 consists mostly of the dip-slope of a sandstone bed that dips from 8° to 11° east. Section 16 has less topographic relief, with elevations ranging from 7,100 to 7,300 feet and easterly dipping slopes. Vegetation in the Roca Honda project area consists of grasses, piñon pine and juniper trees.

History

Kerr-McGee Oil Industries, Inc. (“Kerr-McGee”) staked the Roca Honda unpatented mining claims in Sections 9 and 10 in June 1965. Kerr-McGee, its subsidiaries, and successor in interest Rio Algom had held the claims until the property was acquired by Strathmore on March 12, 2004. Energy Fuels acquired a 100% interest in Strathmore in September 2013, assuming Strathmore’s 60% ownership interest in RHR and becoming the Project operator.

Drilling on the property began in 1966. Kerr-McGee performed a number of rotary drill hole exploration programs from 1966 to 1985. In Section 9, the first drill hole was completed in July 1966. Discovery was made in drill hole number 7 completed on August 2, 1970, which encountered mineralization at a depth of 1,900 ft. From 1966 to 1982, a total of 187 drill holes were completed for a total of 388,374 ft.

In Section 10, the first hole was drilled in October 1967. Discovery was made in drill hole number 6 completed on March 19, 1974, which encountered mineralization at a depth of 2,318 ft. From 1967 to 1985, a total of 175 drill holes were completed for a total of 459,535 ft.

In Section 16, the first drilling was in the 1950s by Rare Metals, which drilled 13 holes, including two that intercepted high-grade uranium mineralization at depths of 1,531 ft. and 1,566 ft. No records of the total drilled footage were located. Subsequently, Western Nuclear acquired a mining lease for Section 16 from the State and began drilling in 1968, with the first drill hole completed on August 17, 1968. The second drill hole intercepted high- grade uranium mineralization at a depth of 1,587 ft. From 1968 through September 1970, Western Nuclear drilled 63 holes totalling 121,164 ft., not including six abandoned holes totaling 7,835 ft. Two of the drill holes reported cored intervals, but the cores and analyses were not available.

From the mid 1960s to 2011, a total of 444 drill holes totaling over 971,300 ft. were completed on the three Sections of the Roca Honda property.

There have been several historical mineral resource estimates prepared for the property, all of which predated NI 43-101. In 2012, RPA prepared a Mineral Resource estimate and reported it in a NI 43-101 Technical Report prepared for Strathmore. That estimate is superseded by the Mineral Resource estimate in Table 1-1.

No historic production has occurred on the property.

Geological Setting and Mineralization

The Roca Honda Project area is located in the southeast part of the Ambrosia Lake subdistrict of the Grants uranium district and is near the boundary between the Chaco slope and the Acoma sag tectonic features. This subdistrict is in the southeastern part of the Colorado Plateau physiographic province and is mostly on the south flank (referred to as the Chaco slope) of the San Juan Basin.

Rocks exposed in the Ambrosia Lake subdistrict of the Grants Mineral Belt, which includes the Roca Honda area, comprise marine and non-marine sediments of Late Cretaceous age, unconformably overlying the uranium-bearing Upper Jurassic Morrison Formation. The uppermost sequence of conformable strata consists of the Mesaverde Group, Mancos Shale, and Dakota Sandstone. All rocks that outcrop at the Roca Honda Project area are of Late Cretaceous age.

The uranium found in the Roca Honda Project area is contained within five sandstone units of the Westwater Canyon Member. Zones of mineralization vary from approximately one foot to 32 ft. thick, 100 ft. to 600 ft. wide, and 200 ft. to 2,000 ft. long. Uranium mineralization in the Project area trends west-northwest, consistent with trends of the fluvial sedimentary structures of the Westwater Canyon Member, and the general trend of mineralization across the Ambrosia Lake subdistrict.

Core recovery from the 2007 drilling program indicates that uranium occurs in sandstones with large amounts of organic/high carbon material. Non-mineralized host rock is much lighter (light brown to light grey) and has background to slightly elevated radiometric readings.

Uranium mineralization consists of unidentifiable organic-uranium oxide complexes. The uranium in the Project area is dark grey to black in color, and is found between depths of approximately 1,650 ft. and 2,600 ft. below the surface.

Primary mineralization pre-dates, and is not related to, present structural features. There is a possibility of some redistribution and stack mineralization along faults; however, it appears that most of the Roca Honda mineralization is primary.

Paleochannels that contain quartz-rich, arkosic, fluvial sandstones are the primary mineralization control associated with this trend. Previous mining operations within the immediate area suggest that faults in the Roca Honda area associated with the San Mateo fault zone post-date the emplacement of uranium, therefore, it may be expected that mineralized zones in the Roca Honda area are offset by faults.

The mineralization is typically confined to sandstones in the Westwater Canyon Member, although there is some overlap into the shales that divide the sandstones, and also some minor extension (less than 10 ft) into the underlying Recapture Member. The mineralization is contained in the Westwater Canyon Member sandstones across the Project area, but in Sections 9 and 16, the mineralization is typically found in the upper sandstones (A, B1, and B2). In Section 10, the A and B1 sandstones pinch out in some areas due to thickening of the overlying Brushy Basin Member. Mineralization in the middle and western portions of Section 10, and it is typically in the lower sandstones (sands C and D).

Sedimentary features may exhibit control on a small scale. At the nearby Johnny M mine, a sandstone scour feature truncates underlying black mineralization, indicating nearly syngenetic deposition of uranium mineralization with the sandstone beds.

Exploration

No additional exploration work or activities have been conducted on the Roca Honda property since November 2011, when a core drill hole was completed in Section 16 for geotechnical studies.

A few widely spaced holes that were previously drilled in the central part of Section 16 intersected mineralization in the A and B1 sands grading over 0.10% U3O8 across a minimum thickness of six feet. Based on this drilling, an exploration potential of 600,000 tons to 800,000 tons at 0.30% U3O8 to 0.40% U3O8was identified, containing four million pounds of uranium. RPA notes that the potential quantity and grade identified are conceptual in nature and additional exploration is required to define a Mineral Resource.

Drilling

Drilling on the Roca Honda project has been conducted in phases by Rare Metals, Kerr-McGee, Western Nuclear and RHR from 1966 to 2011, and consists of 443 drill holes totaling 970,954 feet. A drill summary table by section is included below.

  Section 9: Kerr-McGee (1966 to 1982), 187 holes, 388,849 feet
  Section 10: Kerr-McGee (1967 to 1985), 175 holes, 450,838 feet
  Section 16: Western Nuclear (1968 to 1970), 63 holes, 121,164 feet
  Section 16: Rare Metals (1950s), 13 holes, unknown footage
  Section 16: RHR (2007), 4 holes, 8,050 feet
  Section 16: RHR (2011), 1 hole, 2,053 feet

Previous drilling on the Roca Honda property was performed by Kerr-McGee on Sections 9 and 10, and by Rare Metals and Western Nuclear on Section 16 using rotary mud drilling with truck-mounted drills contracted by local drilling companies. Kerr-McGee files contain detailed records of drilling results. Drill logs are available for three holes completed by Rare Metals in the 1950’s. For the Western Nuclear drilling, complete files of drill summary sheets containing intercepted grade, thickness, zone, and alteration (oxidation) for each mineralized interval is available.

RHR drilled four pilot holes, on Section 16, of which three were completed as monitor wells totaling 8,050 ft for environmental baseline and monitoring purposes in Section 16 from June through November 2007. One drill hole was located outside of known mineralization and three holes were located within mineralized areas.

The entire thickness of the Westwater Sandstone, except for zones with no recovery, was cored in the pilot holes for these wells. The cores are PQ diameter (3.345 in.) and were taken principally for laboratory testing of hydraulic conductivity, effective porosity, density, and chemical analysis.

The four pilot holes were probed by Jet West Geophysical Services, LLC (Jet West), Farmington, New Mexico, for gamma, resistivity, deviation, standard potential, and temperature.

In November 2011, a core hole (S14-Jmw-CH-11) was drilled at the Section 16 shaft location (Figure 10-2). The hole was drilled to a depth of 2,053 ft. Core was tested at Advanced Terra Testing for numerous geotechnical properties and a geotechnical report was issued in June 2012.

Sampling and Analysis

All mineralized intercepts used for historical resource estimates were calculated by Kerr-McGee from gamma-ray logs probed for each drill hole. Each log consists of gamma-ray, resistivity, and spontaneous-potential curves plotted by depth. The resistivity and spontaneous-potential curves provide bed boundaries and are mainly used for correlation of sandstone units and mineralized zones between drill holes.

The equivalent U3O8 (eU3O8) content was calculated by Kerr-McGee following the industry standard method developed originally by the U.S. Atomic Energy Commission (Kerr-McGee manual, undated). For mineralized zones greater than two feet thick, an upper and lower boundary was initially determined by choosing a point approximately one-half of the height from background to peak of the anomaly. The counts per second (cps) were determined for each one-foot interval and then divided by the number of intervals to calculate an average cps for the anomaly. The counts per second (cps) were converted to percent eU3O8 using the appropriate Kerr-McGee charts for the specific logging unit used.

Based on Kerr-McGee’s extensive operating experience in the Ambrosia Lake sub district of the Grants Mineral Belt there were no historical concerns regarding disequilibrium for gamma ray results. Additionally, RHR core showed no major negative disequilibrium. Therefore, based on this information, no disequilibrium factor has been applied to the Roca Honda eU3O8 gamma logs and/or assays.

RHR has results of analyses of chemical equilibrium from four samples from three core holes (totalling 17 ft of mineralized core) located in Section 16. Results indicate positive average equilibrium (chemU3O8/eU3O8) for the four samples.

Based on a review of available reports describing the state of chemical equilibrium for uranium in the vicinity of the Roca Honda deposit and in similar deposits with primary-type uranium mineralization, RPA considers it probable that the Roca Honda deposit taken as a whole, will have an average state of equilibrium that is slightly favorable with regard to chemical uranium versus eU3O8.

RPA is of the opinion that there is a low risk of negative equilibrium (chemical uranium lower than radiometrically determined uranium) in the Roca Honda deposit. Additional sampling and analyses are recommended to supplement results of the limited disequilibrium testing conducted by RHR.

RHR completed four pilot holes in 2007 and one geotechnical hole in 2011 (not included in resource database, because it was completed after the resource computation) as discussed in detail in Section 10 Drilling. Most of the Westwater Sandstone was cored at PQ diameter (39/32 in.) and collected for laboratory testing of hydraulic conductivity, effective porosity, density and chemical analysis.

RHR developed stringent in-house standard operating procedures for core handling (including collecting, sampling, processing, and archiving core), and decontamination of small equipment used for sampling. The following sections summarize RHR’s standard operating procedures.

The standard operating procedures provide guidance for proper and consistent core collection practices, and to ensure that proper core handling procedures, quality control, and required documentation are undertaken. The RHR lead geologist was responsible for implementing the core handling and sampling procedures.

The RHR field geologist was responsible for ensuring that all standard operating procedures were conducted in accordance with Strathmore standards, under the direction of the RHR Lead Geologist.

The field geologist observed the core from the time it was pulled from the hole until it was transported to a locked storage facility adjoining RHR’s Grant, New Mexico geology office.

Core intervals selected for sampling were split in half lengthwise with a hydraulic splitter. One half was sent for analysis, with the other half logged and archived with the remaining core. Core samples were inserted into sample bags labelled with the well identification, core run number, date, and core interval. Core intervals sampled for laboratory analysis were sealed to preserve the natural state of the core.

A sample block is placed in the location of the sampled core and labelled with the boring or well identification, date, depth intervals, sample identification, sample type, and the name of the individual or organization receiving the sample.

Each core box is photographed using a digital camera and includes a color bar, scale and label containing the borehole designation, box number, box interval, and the date of the photograph. All photography logs and photographs are archived by RHR.

Core Box and Custody Record Forms are completed before the core box is closed and sealed.

All records and forms are reviewed by the field geologist for accuracy and completeness.

Security of Samples

RHR implemented and followed strict standard operating procedures as documents in Standard Operation Procedure 006 “Sampling handling, packaging, shipping, and chain of custody” The Standard Operating Procedure outlines the preparation of environmental and waste characterization samples for shipment to the offsite analytical laboratory, and the chain of custody procedures to follow from the sample collection stage to the entry of results into the RHR database.

Mineral Reserve and Resource Estimates

RPA prepared an updated NI 43-101 compliant Mineral Resource estimate for the Roca Honda deposit in the Roca Honda Technical Report. The updated Mineral Resource estimate for the Roca Honda deposit effective as at February 4, 2015, is summarized in Table 1-1. Mineral Resources are constrained by wireframes generated around individual mineralized zones within five sand horizons designated as A, B1, B2, C, and D sands.

Classification	Tons (,000)	Grade%eU3 O8	PoundsU3 O8 (,000)
Measured Resources	208	0.477	1,984
Indicated Resources	1,303	0.483	12,580
Total Measured & Indicated Resources	1,511	0.482	14,564
Inferred Resources	1,198	0.468	11,206

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using a cut-off grade of 0.19% U3O8.
3.	A minimum mining thickness of six feet was used, along with $241/ton operating cost and $65/lb U3O8 cut-off grade and 95% recovery.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	Numbers may not add due to rounding.

The Mineral Resource estimate and classification are in accordance with the CIM definitions. There are no Mineral Reserves on the property at this time.

RPA noted that it is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors that could materially affect the current resource estimate.

Mining Operations

Mining Methods

The PEA includes 2.033 million tons of Measured and Indicated Mineral Resources at a diluted grade of 0.365% U3O8 and 1.400 million tons of Inferred Resources at a diluted grade of 0.355% U3O8. To arrive at this estimate, RPA used a diluted cut-off grade of 0.110% U3O8, a minimum mining thickness of six feet, and the historical mining recovery of 85% for the step room-and-pillar mining method and 90% recovery for the drift-and-fill mining method. RPA notes that Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves.

Dilution is estimated to average 17.1% at a grade of 0.030% U3O8.This includes both low grade and waste material. Dilution estimates are based on one foot of overbreak in the roof and six inches in the floor of all single lift stopes. In the case of multi-lift stopes, the initial cuts include only six inches of dilution from the floor of the drift. The final cut includes both floor dilution and roof dilution. Average minimum stope height is six feet.

The mineralization is relatively flat-lying and will be mined using both step room-and-pillar (SRP) stoping in the lower grade zones and drift-and-fill (DF) stoping in the higher grade zones. The transition grade has been calculated at 0.265% U3O8. Stopes with average diluted grades of less than 0.265% U3O8will be mined using the SRP method. Stopes with average diluted grades higher than 0.265% U3O8 will be mined using the DF method. With the SRP method, permanent pillars will be left in a pre-designed pattern and low-strength cemented rockfill (CRF) will be placed in mined-out areas as backfill. For the DF method, a high-strength CRF will be placed in the mined-out areas. The mineralized zones range in thickness from 6 ft. to 21 ft. Zones in the 6 ft. to 12 ft. thickness range will be mined in one pass. Mineralized zones exceeding 12 ft. in thickness will be mined in two sequential overhand cuts with each cut being approximately one half of the overall zone thickness.

The life of mine schedule (24 hours/day, 7 days per week) is based on initiating development from the production shaft located in Section 16. The mining areas in the Southwest mining area will be connected to the Northeast mining area via a 3,600 ft. double decline. Primary development connecting the shaft to the various mineralized zones (including the double decline) will be driven 10 ft. wide by 12 ft. high to allow for infrastructure. Stope access development connecting the primary development to the individual stopes will be driven 10 ft. wide by 10 ft. high. The base case for the project has a production life of approximately nine years at an average rate of 1,085 stpd.

The mining sequence in each area is dependent upon the development schedule, but in general, prioritizes the mining of the largest and highest grade zones in each area of the mine. There is also a requirement to sequence the mining of any stacked zones from top down.

Stope mining begins approximately four years after the start of construction and the operating mine life spans nine years. The production rate averages approximately 1,030 stpd during the time that mining occurs in Sections 9 and 16 only, increasing to 1,200 stpd when mining in Sections 9, 16, and 10 are mined simultaneously then dropping to 1,020 stpd when mining from Section 10 only.

Depressurization of the three main aquifers in the Project area will be accomplished by the use of up to 15 depressurization wells and underground long holes that supply water to eleven underground pumping stations that ultimately feed water to the Section 16 shaft sump pumps, and three discharge pump stations located in the shaft. It has been estimated that the mine will discharge a nominal 2,500 US gpm of water at temperatures between 90ºF and 95ºF. An additional 2,000 gpm will be produced by surface wells so the total discharge rate is anticipated to be up to 4,500 gpm.

The deposit will be developed and mined on the basis of single-pass ventilation using a series of separate and independent intake and exhaust networks. The design requires a total of five exhaust ventilation raises (three in Section 9 and two in Section 10) as well as an intake ventilation raise in Section 10. Two of the ventilation raises, one in Section 16 and one in Section 10, will be equipped with emergency evacuation hoisting equipment. Midway through the mine life, one of the raises in Section 9 will be converted from exhaust to intake.

Metallurgy and Processing

The White Mesa Mill utilizes agitated hot acid leach and solvent extraction to recover uranium. Historical metallurgical tests and White Mesa Mill production records confirm this processing method will recover 95% of the contained uranium.

The Energy Fuels’ owned White Mesa Mill is located near Blanding, Utah, 275 mi from the Roca Honda Project.

Operations at the White Mesa Mill can receive run-of-mine (RoM) material from the Roca Honda Project and various other mines. Material will be dumped from trucks on an ore pad area and stockpiled by type to be blended as needed. Material will be weighed, sampled, and probed for uranium grade. The ore pad area has an approximate capacity of 450,000 tons.

Material will be withdrawn from the stockpiles by CAT 980 (or equivalent) front end loader and fed to a SAG mill at a rate of up to 2,500 stpd. The ground material, which will be in slurry with water, will be placed in agitated storage tanks and fed to the leaching circuit.

The leaching will be conducted in eight, 25 ft. diameter by 26 ft. high agitated leach tanks using sulfuric acid, steam, and sodium chlorate. After leaching, the slurry proceeds to the CCD washing circuit to recover the dissolved uranium values. Once the uranium is recovered, the tailings solids are sent to the tailings cells. The pregnant solution recovered in the CCD circuit is clarified, and then treated in an SX circuit to increase the concentration of uranium in solution and remove impurities.

Uranium is precipitated from the SX pregnant strip solution using ammonia for pH control. Precipitated uranium is sent to a thickener and a centrifuge for washing and dewatering. The uranium is then dried in a multi-hearth dryer and the resulting “yellowcake” is placed in 55- gallon sealed drums for shipment.

The White Mesa Mill was constructed in 1977-1980 and is currently fully operational. Additional tailings storage capacity is required to handle the Roca Honda material, and these tailing cells are designed and identical to the two most recently approved cells, but the design has not been submitted to Utah Department of Environmental Quality (DEQ) for approval. All other mill infrastructure items are already in place at the White Mesa Mill.

Capital and Operating Costs

Total production from the project is estimated to be 3.432 million tons of ore, yielding approximately 23.5 million recovered pounds of U3O8 over the expected nine-year life of the mine.

The following summarizes the capital cost estimate for the Project.

CAPITAL COST ESTIMATE
Roca Honda Resources LLC – Roca Honda Project

Capital Cost Area	Project	Preproduction	Production
	Capital	(Years -4 to -0)	(Years 1 to 11)
	Totals	(US$000)	(US$000
	(US$000)

Underground Mine	127,229	127,229	-
Mill	-	-	-
Surface Infrastructure	46,893	46,893	-
Indirects	29,148	27,146	2,001
Working Capital	-	5,075	(5,075)
Exploration	2,517	2,517	-
Sustaining Capital	71,972	-	71,972
Closure & Reclamation	3,400		3,400
Total Capital Before Contingency	281,159	208,861	72,298

Contingency	45,354	44,978	375
Total Capital Cost With	326,512	253,839	72,673
Contingency
Total Capital Cost per lb.		US$/lb	13.88

The average LoM operating costs and the annual estimated operating costs are shown in Table 1-7. The LoM average operating cost includes mining, processing at the White Mesa Mill, general and administration, and freight of the product to a point of sale at the White Mesa Mill located near Blanding, Utah.

TABLE 1-7 OPERATING COST ESTIMATE
Roca Honda Resources LLC – Roca Honda Project

Operating Cost Summary	Units	Total
Mining & Development	US$(000)	368,136
(includes mine maintenance)
Transportation Cost	US$(000)	149,314
Processing (includes	US$(000)	167,022
Tailings Replacement Cost)
Toll Milling Process Cost	US$(000)	123,227
Average
Maintenance (labor)	US$(000)	2,647
G&A	US$(000)	18,418
Total Operating	US$(000)	828,763

Cost Per Ton	Units	Total
Mining & Development	US$/t mined	86.55
Mining & Development	US$/t milled	107.25
Transportation Cost	US$/t milled	43.50
Processing (includes Tailings	US$/t milled	48.66
Replacement Cost)
Toll Milling Process Cost	US$/t milled	35.90
Average
Maintenance	US$/t milled	0.77
G&A	US$/t milled	5.37
Total Operating Cost per Ton	US$/t milled	241.45

Operating Cost Summary Per lb.	Units	Total
Mining & Development	US$/lb	15.65
Transportation Cost	US$/lb	6.35
Processing (includes Tailings	US$/lb	7.10
Replacement Cost)
Toll Milling Process Cost Average	US$/lb	5.24
Maintenance	US$/lb	0.11
G&A	US$/lb	0.78
Total Operating Cost per lb	US$/lb	35.23

Payback is expected to occur early in the fifth year of production.

Permitting

The Roca Honda project is at an advanced stage of permitting. The Draft Environmental Impact Statement (“DEIS”) was completed by the USFS in February 2013, and the company expects the Final Environmental Impact Statement (“FEIS”) to be published by year’s end 2016. Other major permits required for Roca Honda include a Permit to Mine to be issued by the New Mexico Mining and Minerals Division, a Discharge Permit issued by the New Mexico Environment Department, and a Mine Dewatering Permit issued by the New Mexico State Engineer’s Office. The Mine Dewatering Permit was approved in December 2013 but appealed by the Acoma Pueblo in January 2014. RHR subsequently proposed a new alternative for discharging treated mine water that would benefit a number of downstream users including the Acoma Pueblo. As a result, the Acoma Pueblo agreed to withdraw the dewatering permit appeal in February 2015. See “Legal Proceedings and Regulatory Actions” below for further discussion on the Acoma Pueblo appeal.

The two other major permits are in the agency review stage with a draft Discharge Permit expected in mid-to late 2015, and the Permit to Mine expected in mid-2017 following after approval of the FEIS in mid-2017. Permit approvals from the U.S. Army Corps of Engineers and the U.S. Environmental Protection Agency are also required for discharge of treated mine water associated with mine development and operation. Applications for these two permits are also presently undergoing agency review.

As the project has not yet been developed or operated, the Company is not aware of any environmental liabilities of any significance at the project.

No permitting is required to start milling Roca Honda material at the White Mesa Mill. The White Mesa Mill is fully permitted with the State of Utah, and has all the necessary operating licenses for a conventional uranium mill. As additional tailings storage capacity will eventually be required over the life of the mine, an Amendment to the White Mesa Mill’s Radioactive Materials License issued by the Utah Division of Radiation Control will be required to construct the next tailing cells. Designs for the next two cells are complete.

The Arizona Strip

Except as noted, the following descriptions of the Pinenut Mine, Arizona 1 Mine, and Canyon Project are based on a technical report titled “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.”, dated June 27, 2012, prepared by Thomas C. Pool, P.E and David A. Ross, M.Sc., P.Geo. of RPA in accordance with NI 43-101 (the “Arizona Strip Technical Report”). Each of the authors of the Arizona Strip Technical Report are a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. Except as noted, the following description of the EZ Complex is based on a technical report titled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.”, dated June 27, 2012, prepared by David A. Ross, M.Sc., P.Geo. and Christopher Moreton, Ph.D, P.Geo. of RPA in accordance with NI 43-101 (the “EZ Technical Report”). Each of the authors of the EZ Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. Except as noted, the following descriptions of the Wate Project are based on a technical report titled “NI 43-101 Technical Report on Resources Wate Uranium Breccia Pipe-Northern Arizona, USA” dated March 10, 2015, prepared by SRK Consulting (US) Inc., (the “Wate Technical Report”). Each of the authors of the Wate Technical Report are a “qualified person” and is “independent” of the Company within the meaning of NI 43-101

Energy Fuels has a 100% interest in a number of breccia pipe uranium deposits in the Arizona Strip District of northwestern Arizona, including: Arizona 1, Canyon, Pinenut, EZ 1, EZ 2, WHAT, DB 1, Kanab North, John, Lisa, Otto, Why and Not. These breccia pipe deposits, in addition to another deposit in Arizona called Moonshine Springs, were acquired by Denison from Pathfinder Mines Corp. (“Pathfinder”) in 2007. Moonshine Springs is a sandstone hosted deposit near the surface, gradually becoming deeper toward the north. All of these properties were subsequently acquired by Energy Fuels in its June 2012 acquisition of Denison’s US Mining Division. Energy Fuels also owns a 50% interest in and is the manager of the Wate Project.

The Arizona Strip is an area largely bounded on the north by the Arizona/Utah state line; on the east by the Colorado River and Marble Canyon; on the west by the Grand Wash Cliffs; and on the south by a midpoint between the city of Flagstaff and the Grand Canyon. The area encompasses approximately 13,000 square miles.

Since 1980, when mine development first began at the Hack Canyon II mine, the Arizona Strip has produced in excess of 21 million pounds of uranium from eight mines. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are depleted and have been reclaimed. In addition, the Kanab North mine is depleted and in reclamation. The Arizona 1 mine was placed on standby by the Company in February 2014 due to the depletion of the economic resource.

Ore from the Arizona Strip mines is hauled by truck from the mine sites to the Company’s White Mesa Mill. The Arizona 1 and Pinenut Mines are approximately 307 road miles, the Canyon Project is 325 road miles, and the Wate Project is approximately 390 road miles from the Mill.

The Arizona Strip mines are held by Energy Fuels on unpatented claims located on land managed by the BLM and U.S. Forest Service (“USFS”), except for the Wate Project, which is located on an Arizona State lease, and the Moonshine Springs deposit, which is held by a combination of mineral claims and a mineral lease. There is a 3.5% yellowcake royalty on the Canyon property. The Wate Project is expected to have a royalty on the Arizona State lease, but the royalty amount has not yet been established. In addition, the Company’s 50% interest in the Wate Project is subject to an additional 2% royalty, which may be purchased by the Company for $750,000.

Mining operations began at Arizona 1 in late 2009 and continued until February 2014 at which time the project was placed on standby. At Pinenut, mine development activities began in late 2010. Ore production commenced in the summer of 2013 and is expected to continue until second quarter 2015 at which time ore production is expected to have recovered all economical resources. The mine will subsequently be reclaimed. At the Canyon mine, all surface facilities for shaft sinking are in place, and shaft sinking commenced in February 2013, at a depth of 50 feet below the surface. Development progressed to a depth of 280 feet during 2013. In November 2013, shaft sinking at Canyon was placed on standby. On February 6, 2015, the Company announced plans to restart mining activities at the Canyon mine. To complete the mine, the Company expects to sink an additional 1,200 feet of shaft, install a ventilation shaft, and complete underground development. Reclamation has begun at the Kanab North mine and all that remains is to remove surface waste rock, grade the surface and re-vegetate. The EZ Complex and Wate Project are both currently in the permitting process. The What, DB-1, Why, John, Not, Lisa, Otto and Moonshine Springs properties have no development on site or plans for permitting at this time.

Property Description and Location

Prior to 1995, EFN located and developed to various stages, numerous uranium mineralized breccia pipe structures in northwestern Arizona, between Utah and the Grand Canyon, an area termed the “Arizona Strip.” Most of Energy Fuels’ breccia pipes are between the town of Fredonia, on the Arizona-Utah state line, and Grand Canyon National Park. Two deposits, Canyon and Wate, are located south of the national park.

Arizona 1 is located in Mojave County, Arizona, about 45 miles southwest from Fredonia, Arizona by unsurfaced road. Energy Fuels’ property position consists of 10 unpatented mining claims covering approximately 207 acres, located on land managed by the U.S. Bureau of Land Management (“BLM”).

Pinenut consists of 10 unpatented mining claims encompassing 207 acres, located on land managed by the BLM. It is located 45 miles south of Fredonia in Mojave County, Arizona and is accessible via an unsurfaced road.

The Canyon project is in north central Arizona, 153 miles north of Phoenix and six miles south of Tusayan, Arizona in the Kaibab National Forest, Coconino County and is accessible by an unsurfaced road. The Canyon site consists of nine unpatented mining claims encompassing approximately 186 acres, located on land managed by the U.S. Forest Service (“USFS”). There is a 3.5% yellowcake royalty on the Canyon property.

The EZ Complex is also located in Mohave County, Arizona, about 30 miles southwest of Fredonia, Arizona. The EZ Complex is comprised of 12 unpatented mining claims covering approximately 248 acres, located on land managed by the BLM. There is a 1.0% yellowcake royalty on the EZ Complex properties.

The Wate Project (“Wate”) is located on Arizona State land in northwestern Arizona, south of the Grand Canyon National Park in Coconino County. Wate is approximately 5 miles northwest of Indian Route 18, which runs northeast from Route 66. Wate is held by the Company under Arizona State Mineral Lease Application 11-116806.

Holding costs for the Arizona 1, Pinenut, Canyon and EZ properties are minimal and consist entirely of annual fees for unpatented mining claims ($140 per claim per year – the BLM increased fees to $155 per claim per year in 2014) and county filing fees (approximately $10 per claim per year). Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing appropriate documents and paying the fees described above. In addition, holders of unpatented mining claims are generally granted surface access to conduct mineral exploration and mining activities.

Mine development of uranium-bearing breccia pipes of the Arizona Strip requires a minimum of surface disturbance, typically less than 20 acres, and has little if any impact on groundwater since most of the mines are relatively dry. The overall environmental impact is small. Nevertheless, the Grand Canyon area is environmentally sensitive in many ways and the permitting, development, and operation of a uranium mine is a contentious issue. Environmental liabilities at the four mines not yet completely reclaimed are bonded at their total expected reclamation cost.

Arizona 1 is a fully developed mine, with the production shaft having been completed for about 1,250 ft. of its proposed final 1,650 ft. depth. In February 2014, the Arizona 1 was placed in standby due to the depletion of the economic resource. Drill stations were cut near the current shaft bottom and some 40,000 ft. of drilling, including 34,000 ft. of percussion and 6,000 ft. of core drilling, were completed from that point. The mine is located in Sections 22 and 23, T36N, R5W, Mojave County, Arizona, about 45 mi. southwest of Fredonia by unsurfaced road. A headframe, hoist, compressor, and fully-sunk shaft are in place. Haulage distance from Arizona 1 to the White Mesa mill at Blanding, Utah, is 307 mi.

The Canyon Project is a partially developed mine with: a headframe, a hoist, a compressor and a partially sunk shaft. The site is located in Sections 19 and 20, T29N, R3E, Coconino County, Arizona. The haulage distance from Canyon to the White Mesa mill at Blanding, Utah, is 325 mi.

Pinenut is a fully developed underground mine which produced 25,807 tons of ore at an average grade of 1.02% U3O8  containing 526,350 pounds U3O8 in 1989. The Pinenut Mine was placed into production by Energy Fuels in the summer of 2013 (productions since then is reported in the resource update table below and elsewhere in the text). A hoist, headframe, fully developed shaft and compressor are in place. Pinenut is located in an unsurveyed portion of T36N, R4W, Mojave County, Arizona, about 45 mi. south of Fredonia by unsurfaced road. The haulage distance from Pinenut to the White Mesa mill at Blanding, Utah, is 317 mi.

There is no infrastructure currently on the EZ property. The proposed disturbance for the EZ property will be between 20 acres and 40 acres. A series of permits and approvals will be required from the BLM, ADEQ, Mohave County and other agencies. The haulage distance from the EZ property to the White Mesa Mill at Blanding, Utah, is approximately 305 miles.

There is no infrastructure currently on the Wate property. The proposed disturbance for the Wate property will be approximately 20 acres. The Wate Project is currently awaiting an Arizona State Land Department lease, which will confer the right to mine and ship ores and to conduct all support operations, similar to a mining permit in other jurisdictions. The haulage distance from the Wate property to the White Mesa Mill at Blanding, Utah, is approximately 390 miles.

Accessibility, Local Resources, Physiography and Infrastructure

Climate in northern Arizona is semi-arid, with cold winters and hot summers. January temperatures range from about 7° F to 57° F and July temperatures range from 52° F to 97° F. Annual precipitation, mostly in the form of rain but some snow, is about 12 inches. Vegetation on the plateaus is primarily open piñon juniper woodland and shrubs. Mining operations can be conducted on a year around basis.

The region north of the Grand Canyon is very sparsely populated. Due to the inaccessibility and low population, infrastructure is not well developed. The nearest commercial centers to the Kanab and Fredonia area are the towns of St. George and Cedar City, Utah, both approximately 88 miles to the northwest by road. The White Mesa Mill is approximately 275 miles by road from Fredonia and about 325 and 390 miles by road from the Canyon Project and Wate Project, respectively.

History

Uranium exploration and mining of breccia pipe uranium deposits started in 1951 when a geologist employed by the U.S. Geological Survey noted uranium ore on the dump of an old copper prospect on the South Rim of the Grand Canyon of Northern Arizona. The prospect was inside the Grand Canyon National Park, but on fee land that predated the park. A mining firm acquired the prospect and then mined a significant high grade uranium deposit, called the Orphan Mine. By the time mining ended in the early 1960s, 4.26 million pounds of U3O8 and some minor amounts of copper and silver had been produced.

After the discovery of the first deposit in the 1950s, an extensive search for other deposits was made by the government and industry, but only a few low grade prospects were found. Exploration started again in the early 1970s. In the mid-1970s, Western Nuclear Inc. (“Western Nuclear”) acquired the Hack Canyon prospect located about 25 miles north of the Grand Canyon and found high grade uranium mineralization offsetting an old shallow copper/uranium site. In the next few years, a second deposit was found approximately one mile away.

EFN acquired the Hack Canyon property from Western Nuclear in December 1980. Development started promptly, and the Hack Canyon mine was in production by the end of 1981.

The Kanab North deposit was discovered in 1981, but development did not begin until late 1984. Kanab North was fully developed in 1988 and operated until December 1990 when it was placed on standby. Production totalled about 2.8million pounds of U3O8 at an average grade of just over 0.50% U3O8. The site was placed in reclamation by the Company in late 2013.

EFN explored the Arizona 1 deposit with a total of 253 drill holes, including: 18 core holes from underground drill stations with a total footage of 6,122 feet; 17 rotary holes from surface with a total footage of 25,289 feet; and 218 long holes from underground drill stations with a total footage of 36,189 feet. Mine development of the Arizona 1 ore body began in 1990 but was suspended in 1992, with the shaft at a depth of 1,254 feet.

In February 2014, the Arizona 1 was placed on standby due to the depletion of the economic resource. Production at Arizona 1 totaled about 111,800 tons at an average grade of 0.613% U3O8, yielding approximately 1,371,000 lbs. of U3O8.

The Canyon deposit is located on mining claims that EFN acquired in 1982. Drilling completed by EFN in 1983 identified a significant deposit. EFN drilled an additional 36 holes from May 1983 through April 1985 to delineate the uranium mineralization and to determine placement of the mine shaft and water supply well. Additional drilling of six holes was completed in 1994. Development of the site was discontinued as a result of low uranium prices.

The Pinenut Mine was developed in 1989 after 29 holes were drilled from the surface. A shaft was then sunk to 1380 feet and five development drifts were excavated. Four hundred and eighty three long holes were drilled to define the ore body and mining of a large, high grade ore zone was commenced on the lowest level. In 1991, due to dropping uranium prices, the mine was put on standby after having produced 25,807 tons of ore at an average grade of 1.02% U3O8 containing 526,350 pounds U3O8 in 1989. Since the Technical Report, mining at the Pinenut Mine re-commenced in mid-2013 and is expected to continue until the second quarter of 2015. Since 1989 a total of 76,550 tons of ore at an average grade of 0.71 U3O8, containing approximately 1,084,500 pounds of U3O8 have been produced from the mine.

The Wate Project was discovered in the mid 1980’s by Rocky Mountain Energy and contains several drill holes with + 0.50% eU3O8 mineralization grades and an exploration potential (historically estimated resources) of between 70,000 tons grading 0.80% eU3O8(1.1 million contained pounds eU3O8), and 146,000 tons grading 0.83% eU3O8 (2.4 million contained pounds eU3O8). Historical drilling encountered reported “ore grade” mineralization in 17 of 23 drill holes.

The EZ Complex was drilled in the 1980s by Pathfinder. Pathfinder drilled 81 holes for a total of 139,118 feet. Pathfinder entered into a joint venture with EFN and prepared mineral resource estimates for the two deposits in 1988. At the time of International Uranium Corporation’s (“IUC”) acquisition of EFN’s mining properties in 1997, the EFN/Pathfinder joint venture was terminated and control of the EZ 1 and EZ 2 projects reverted back to Pathfinder. Denison acquired the EZ 1 and EZ 2 projects from Pathfinder in 2007.

EFN identified and investigated more than 4,000 circular features in northern Arizona. About 110 of the most prospective features were explored by deep drilling, and approximately 50% of those drilled were shown to contain uranium mineralization. Ultimately, nine deposits were deemed worthy of development. Total mine production from the EFN breccia pipes from 1980 through 1991 was approximately 19.1 million pounds U3O8 at an average grade of just over 0.60% U3O8.

Most of the EFN assets were acquired by Denison’s predecessor IUC in 1997 and by the Company in June 2012 upon acquisition of the US Mining Division. Since that time, Denison and then Energy Fuels has maintained ownership of the Kanab North, Pinenut, Arizona 1, and Canyon deposits. All other EFN breccia pipe prospects were dropped by Denison. In addition to the EFN breccia pipe deposits, Denison acquired several additional breccia pipe deposits (EZ 1, EZ 2, WHAT, WHY, NOT, John, Lisa, Otto and DB 1) and one sandstone type deposit (Moonshine Springs) from Pathfinder, all of which were acquired by Energy Fuels as part of the US Mining Division. In February, 2015, the Company acquired its 50% interest in the Wate Project from VANE Minerals US, LLC.

Geological Setting

Parts of two distinct physiographic provinces are found within Arizona: the Basin and Range province in the southern and western edge of the state, and the Colorado Plateau province in most of northern and central Arizona. The Arizona Strip lies within the Colorado Plateau province.

Surface exposures within the Arizona Strip reveal sedimentary and volcanic rocks ranging in age from upper Paleozoic to Quaternary; the area is largely underlain by Mississippian through Triassic sedimentary rocks. However, exposed within the Grand Canyon are older rocks reaching Precambrian in age.

Paleozoic sedimentary rocks of northern Arizona are host to thousands of breccia pipes. These deposits are known to extend from the Mississippian Redwall Limestone to the Triassic Chinle Formation, which makes about 4,000 feet of section. However, because of erosion and other factors, no single deposit has been observed cutting through the entire section. No deposit is known to occur above the Chinle Formation or below the Redwall Limestone.

Breccia pipes within the Arizona Strip are vertical or near vertical, circular to elliptical bodies of broken rock. Broken rock is comprised of slabs and rotated angular blocks and fragments of surrounding and stratigraphically higher formations. Surrounding the blocks and slabs making up the breccia is a matrix of fine material comprised of surrounding and overlying rock from various formations. The matrix has been cemented by silicification and calcification for the most part.

Breccia pipes are comprised of three interrelated features: a basinal or structurally shallow depression at surface (designated by some as a collapse cone); a breccia pipe which underlies the structural depression; and annular fracture rings which occur outside of, but at the margin of the pipes. Annular fracture rings are commonly, but not always, mineralized. The structural depression may range in diameter up to 0.5 miles or more, whereas breccia pipe diameters range up to about 600 feet; the normal range is 200 feet to 300 feet.

Mineralized breccia pipes found to date appear to occur in clusters or trends. Spacing between breccia pipes ranges from hundreds of feet within a cluster to several miles within a trend. Pipe location may have been controlled by deep seated faults, but karstification of the Redwall Limestone in Mississippian and Permian times is considered to have initiated formation of the numerous and widespread breccia pipes in the region.

Arizona 1, in common with all other breccia pipes within the Arizona Strip, was believed by EFN to have had its origin as a solution collapse of the Redwall Limestone. This collapse worked its way upward through the overlying formations where the throat diameter is on the order of 200 feet to 300 feet. Vertical displacement in the throat averages about 175 feet. Uranium mineralization is distributed irregularly over a depth interval of approximately 650 feet mainly at the level of the Hermit Shale formation to a maximum depth of about 1,400 feet from surface.

At the Canyon deposit, the surface expression of the pipe is a broad shallow depression in the Permian Kaibab Formation. The pipe is essentially vertical with an average diameter of less than 200 feet, but it is considerably narrower through the Coconino and Hermit horizons (80 feet). The cross sectional area is probably between 20,000 and 25,000 square feet. The pipe extends for at least 2,300 feet from the Toroweap limestone to the upper Redwall horizons. The ultimate depth of the deposit is unknown. Mineralization extends vertically over about 1,700 vertical feet, with ore grade mineralization found mainly in the Coconino, Hermit, and Esplanade horizons and at the margins of the pipe in fracture zones. Sulphide zones are found scattered throughout the pipe but are especially concentrated (sulphide cap) near the Toroweap Coconino contact, where the cap averages 20 feet thick and consists of pyrite and bravoite, an iron-nickel sulphide. The ore assemblage consists of uranium-pyrite-hematite with massive copper sulphide mineralization common in and near the ore zone. The strongest mineralization appears to occur in the lower Hermit-upper Esplanade horizons in an annular fracture zone.

Potentially Economic grade intercepts at the Pinenut deposit occur between depths of 880 ft to 1,370 ft. The entire vertical extent of the potential mine, when complete, will be less than 600 ft. The uppermost part of the deposit consists of several isolated ore pods, some of which may be associated with ring fractures. Other significant yet less prolific mineralization occurs within the pipe structure proper, but is generally isolated and sporadic down to 900 ft. The area of the widest mineralization is found at 1,000 ft. and measures approximately 262 ft. along its major axis and 152 ft. along its minor axis.

Below 900 ft. and to the bottom of the mineralization, the central part of the mineralized zone is consistent. At its widest, it measures 220 ft. in long dimension and 140 ft. in short dimension. This main section tapers down to dimensions of 100 ft. by 40 ft. at an elevation of approximately 1,120 ft.

At the Wate Project, Kaibab Limestone crops out at the surface throughout the breccia pipe. It is overlain by occasional, small outcrops of the maroon redbeds of the Moenkopi Formation, and where it has subsided into caved sinkholes or breccia pipes. Drill logs describe both surface formations and deeper formations.

Uranium mineralization in the EZ 1 and EZ 2 deposits is located primarily in the Coconino and Hermit horizons. Uranium mineralization in EZ1 occurs at two distinct vertical intervals. The Upper zone is contained within a 400-foot interval 1,170 to 1,560 feet below surface and at its widest point has a diameter of approximately 183 feet. The Lower zone is at a depth of 1,812 to 2,143 feet and at its widest point has a diameter of 45 feet. At EZ2, the mineralization occurs in three distinct zones: an Upper, Middle and Lower zone. The larger Upper zone is mushroom shaped and is approximately 300 feet wide at its widest point and occurs from 952 feet to 1,153 feet below surface. The Middle zone is made up of two central deposits surrounded by multiple ring deposits. The Middle zone array of deposits occurs between depths of 1,194 to 1,356 feet. The Lower zone also is a mushroom shaped deposit from 1,417 to 1,512 feet.

Exploration

Denison did not carry out any exploration on the properties since the acquisitions in 1997 and 2007, respectively, nor has the Company to date. Some exploration was conducted on the Wate Project in the mid 1980’s and mid 2000’s. Please see “History” above for information on historic drill programs.

Exploration for breccia pipes in northern Arizona typically begins with a search for surface expressions of circular features. This search was aided by geologic mapping, Landsat aerial photography, thermal infrared imagery, geochemical testing, and certain geophysical methods such as resistivity, Very Low Frequency (VLF), and time domain electromagnetics. Other techniques tested included: geobotany, microbiology, and biogeochemistry. All of these methods were utilized to identify surface expressions of breccia pipes. The key element of the process was to zero in on the throat of the pipe as a locus for drilling from the surface since the throat is usually associated directly with the center of the collapse.

Mineralization

In the breccia pipe deposits, uranium occurs largely as blebs, streaks, small veins, and fine disseminations of uraninite/pitchblende. Mineralization is mainly confined to matrix material, but may extend into clasts and larger breccia fragments, particularly where these fragments are of Coconino sandstone. An extensive suite of anomalous elements has also been reported, including: silver, arsenic, barium, cadmium, cobalt, chromium, cesium, copper, mercury, molybdenum, nickel, lead, antimony, selenium, strontium, vanadium, and zinc. In addition, many of the rare earth elements are consistently enriched in uranium-mineralized samples. Within some pipes copper occurs in sufficient concentrations to be economic. Silver is almost always anomalously high and some of the pipes carry potentially economic grades. Within many pipes, there is a definite mineralogical zoning in and around the uranium mineralization.

The Pipes are surrounded by bleached zones where unaltered red sediments contrast sharply with grey-green bleached material. Age dating and disequilibrium determinations indicate that remobilization of uranium has occurred. Uranium concentrations in the upper levels of a pipe tend to be in equilibrium. With depth, disequilibrium in the deposits increases in favour of the chemical assays.

Uranium mineralization within Arizona 1 extends significantly in the vertical dimension. Continuous drill hole intersections of several tens of feet with grades exceeding 1.00% eU3O8 or more are not uncommon. The maximum continuous surface drill hole intersection was 92.5 feet at an average grade of 1.55% eU3O8. On average, the 17 drill holes from surface which had intersected uranium mineralization recorded 75 feet of 0.62% eU3O8.

Uranium mineralization at the Pinenut deposit includes ore bearing intercepts, the uppermost of which is at an elevation of 4563 ft. above sea level (depth from surface = 879 ft.); and the lowermost of which occurs at 4074 ft. (1,372 ft. depth). The uppermost part of the mine consists of several isolated ore bodies which may be associated with a “ring fracture” system. Other, less prolific mineralized material occurs within the pipe body proper but remains isolated and sporadic down to elevation 4440 ft. Below 4440 ft. elevation and to the bottom of the mineralization the central part of the ore body remains consistent. At its widest it measures 220 ft. in long dimension and 140 ft. in short dimension. This main section tapers slowly down to dimensions 100 ft. by 40 ft. at an elevation of approximately 4220 ft., below which historical mining has removed all ore grade material.

Uranium mineralization at Canyon is concentrated in three stratigraphic levels: Coconino, Hermit/Esplanade, and a lower zone. Mineralization extends vertically from a depth of 600 feet to over 2,100 feet. Intercepts range widely up to several tens of feet with grades in excess of 1.00% eU3O8.Twenty-two drill holes from surface encountered uranium mineralization averaging 100 feet of 0.45% eU3O8.

Uranium mineralization at the Wate Project shows nearly vertical circular to elliptical column of brecciated rock that has a slight plunge to the north with a diameter of 170 ft. at 1,200 ft. in depth, narrows to 60 ft. in diameter at 1,600 ft. depth, and expands to 160 ft. diameter at 1,700 ft. depth and below. The Hermit shale/Esplanade sandstone contact is at about 1,500 ft. in depth, which is approximately the location of the best thickness and grade of mineralization. The average grade for uranium mineralization is +0.80% eU3O8.

Uranium mineralization in EZ1 occurs at two distinct vertical intervals. The Upper zone is contained within a 400-foot interval 1,170 to 1,560 feet below surface and at its widest point has a diameter of approximately 183 feet. The Lower zone is at a depth of 1,812 to 2,143 feet and at its widest point has a diameter of 45 feet. At EZ2, the mineralization occurs in three distinct zones: an Upper, Middle and Lower zone. The larger Upper zone is mushroom shaped and is approximately 300 feet wide at its widest point and occurs from 952 feet to 1,153 feet below surface. The Middle zone is made up of two central deposits surrounded by multiple ring deposits. The Middle zone array of deposits occurs between depths of 1,194 to 1,356 feet. The Lower zone also is a mushroom shaped deposit from 1,417 to 1,512 feet.

Drilling

Shallow drilling was often conducted to locate the center of the collapse feature as a guide to the throat of the underlying breccia pipe. The basic tool for exploring breccia pipes in northern Arizona is deep rotary drilling supplemented by core drilling, to a depth of 2,000 feet or more from surface. Prospective pipes were usually first tested with three drill holes. If no mineralization was present, the effort was abandoned.

Exploration drilling of breccia pipes is a difficult process. Substantial depths, approximately 2,000 feet, small targets, approximately 200 feet in diameter, and non-homogeneous rock formations combine to limit the accuracy of the drilling process. The presence of cavernous and brecciated sediments near the present land surface can result in loss of circulation of drilling fluid; as a result, much drilling is conducted “blind.” Periodic “spot cores” are taken to determine whether or not holes are within the target structure or have drifted away from the pipe. Indeed, most pipes cannot be completely drilled out from the surface due to deviation from desired targets. All drill holes are surveyed for deviation and logged with gamma logging equipment.

If surface drilling provides sufficient encouragement that a mine can be developed, on that basis a vertical shaft is sunk or drilled to its ultimate depth and underground drill stations are established at various levels to provide platforms for further exploration and delineation drilling. Drilling from underground stations typically utilizes large bore percussion drills. The resulting drill holes, out to as much as approximately 300 feet or so, are then gamma logged and surveyed as a supplement to surface drilling.

Energy Fuels’ drilling activities at the Arizona 1 and Pinenut mines have focused on underground drilling. No recent drilling has occurred at the Canyon or EZ properties. A total of 23 drillholes were drilled at the Wate Project in the mid 1980’s, to depths up to 2,000 ft. Eleven holes were drilled in the mid 2000’s.

EFN explored the Arizona 1 pipe with a total of 253 drill holes, including: 18 core holes from underground drill stations with a total footage of 6,122 ft.; 17 rotary holes from surface with a total footage of 25,289 ft., and 218 long holes from underground drill stations with a total footage of 36,189 ft. Thus, total drill footage drilled at Arizona 1 amounts to about 67,600 ft. Mine development of the Arizona 1 deposit began in 1990 but was suspended in 1992, with the shaft at a depth of 1,254 ft. Denison recommenced development work on the Arizona 1 deposit in April 2007 and restarted mining operations in 2009 when the air quality permit was received. The Canyon deposit is located on mining claims that EFN acquired from Gulf Mineral Resources Company (“Gulf”) in 1982. Gulf drilled eight exploration holes at the site from 1978 through May 1982 but found only low-grade uranium in this pipe. Additional drilling completed by EFN in 1983 identified a major deposit. EFN drilled a further 36 holes from May 1983 through April 1985 to delineate the uranium mineralization and to determine placement of the mine shaft and water supply well. Additional drilling of six holes was completed in 1994. In the 1980s, Pathfinder Mines Corporation (Pathfinder) explored the EZ1 and EZ2 deposits. Pathfinder drill-tested the EZ1 pipe with 34 rotary holes for a total of 63,100 ft (19,235 m) and the EZ2 pipe with 47 rotary holes for a total of 76,018 ft (23,169 m). Energy Fuels has not drilled any holes on the two EZ deposits since it acquired the property.

Sampling Method and Approach

All the historical drill holes on Energy Fuels’ Arizona Strip breccia pipe properties were gamma logged and surveyed for deviation. These data provide the basic building blocks from which quantities of mineralized material are estimated. Core holes were drilled to supplement this data, to provide information for determination of disequilibrium, and to accommodate material for metallurgical testing. This process was consistent with industry standards at the time and the work carried out by EFN is judged by RPA to have been of suitable quality.

All of the basic data for calculation of quantities and grades of mineralized material for the Arizona 1, Pinenut, Canyon, Wate and EZ1 and EZ2 deposits was derived directly by gamma log interpretation.

Numerous checks were completed on this data by means of chemical assays, closed-can assays, and various beta gamma analyses.

RPA noted in the two technical reports that all gamma log grades listed and discussed utilize an eU3O8 characterization. SRK Consulting noted in its technical report for the Wate Project that gamma log grades listed and discussed utilize an eU3O8 characterization. The “e” preceding U3O8 indicates that the respective grades are “equivalent” U3O8 grades based on an assumed direct correlation between gamma-ray intensity, as measured by the gamma logging tools, and uranium content. Such is not always the case and the correlation must always be checked by chemical and radiometric assays of core samples or by direct neutron activation means. EFN performed extensive checks on core and the available results seem to confirm the general correlation, but detailed test results are not available for review.

Industry standards for uranium exploration in the western United States are based almost completely on the gamma logging process with a number of checks, including: (i) frequent calibration of logging tools, (ii) core drilling and chemical analysis of core as a check on gamma log values and the potential for disequilibrium; (iii) possible closed-can analysis as an adjunct to chemical assays; and (iv) possible gamma logging by different tools and/or companies.

Security of Samples

There are no specific provisions for security of data or samples other than those employed for confidentiality. The previous property owners are deemed to have met or exceeded industry standards for the exploration process.

Mineral Resource and Mineral Reserve Estimates

Initial Mineral Resource estimates were prepared for the Arizona 1, Canyon, Pinenut and EZ Complex deposits using historical drill hole data provided by Energy Fuels. RPA interpreted a set of cross sections and plan views to construct 3-D grade-shell wireframe models at 0.2% eU3O8. Variogram parameters were interpreted and eU3O8 grades were estimated in the block model using kriging. The grade-shell wireframes were used to constrain the grade interpolation. All blocks within the 0.2% eU3O8 grade-shellwireframes, regardless of grade, were included in the Mineral Resource estimate.

Mineral Resource estimates were prepared for the Wate Project using drill hole data provided to SRK Consulting by VANE Minerals (US) LLC, the Company’s predecessor in the Wate Project. SRK Consulting created wireframe shapes of mineralization using all drillhole data at a cutoff of 0.15%eU3O8.

There are no Mineral Reserves estimated at any of the six deposits at this time. Due to difficulties encountered in validating historical data, all Mineral Resources were classified as Inferred despite dense drilling from underground in some areas. In June 2012, RPA estimated the Inferred Mineral Resources for Arizona 1, Canyon, Pinenut, EZ-1 and EZ-2, as shown in the table below. The current resources following mining at Arizona 1 and Pinenut after the June 2012 RPA estimate is shown in the Mineral Resource Update table in the next subsection. In March 2015 SRK Consulting estimated the Inferred Mineral Resources for Wate shown below.

Arizona Strip Inferred Mineral Resource Estimates (1)(4)

	Tons (,000)	Grade (%) eU3O8 (2)(3)	Contained eU3 O8 (,000 lbs)
Arizona 1(5)	54	0.64	685
Canyon	82.5	0.98	1,629
Pinenut	95	0.55	1,037

EZ 1	110.5	0.51	1,127
EZ 2	113.7	0.43	978
Wate(6)	71	0.79	1,118

Notes:

(1)	The Mineral Resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	Interval grades were converted from the gamma log data and are therefore equivalent U3O8 (eU3O8).
(3)	High eU3O8 grades were cut to 6% at Arizona 1, 10% at Canyon, 8% at Pinenut, EZ 1 and EZ 2, and 18% at Wate.
(4)	See Tables below for updated remaining resources following the 2014-FY mining at Arizona 1 and Pinenut
(5)	The Arizona 1 Mine was placed on standby in February 2014 due to the depletion of the economic resources.
(6)	The resource shown for Wate is the total; the Company currently owns 50%

The Mineral Resource estimates for the EZ1, and EZ2 mines may be materially affected by the mineral withdrawal described in “Energy Fuels’ Business – Government Regulations – Land Tenure” below. In the event the EZ1 and EZ2, properties are found to not have valid, existing rights, the Mineral Resource estimates for those properties may be reduced to zero.

In its feasibility studies of the various Arizona Strip breccia pipes compiled during the 1980s and 1990s, EFN typically used a cut-off grade of 0.15% U3O8. A reasonable cut-off grade for long term sustainable market conditions would be approximately 0.20% U3O8. This cut-off grade was applied by RPA to the Arizona 1, Canyon, Pinenut, EZ1 and EZ2 breccia pipe deposits. RPA applied a tonnage factor of 13 ft.3 which had been used in the historical resources and substantiated by Hack Canyon mines’ production data. SRK Consulting used a cut-off grade of 0.15% eU3O8 for the Wate Project technical report.

Mineral Resource and Reserve Update

Since the Mineral Resource estimates were prepared by RPA, the Mineral Resources have been updated for the Pinenut and Canyon operations by the Company. Furthermore, at Arizona 1, mining operations have been underway since late 2009. In February 2014, the Arizona 1 Mine was placed on standby due to the depletion of the economic resources. The Pinenut was in full operation throughout 2014 and is expected to continue to produce through the second quarter of 2015. As a result of the updates and the mining operations, the following illustrates the current Mineral Resource estimates for the Arizona Strip properties.

Arizona Strip Inferred Mineral Resource Estimate Update

Resources	Dec. 31, 2013 Resources (,000 lbs.) U3 O8	Production(1) / Depletion (,000 lbs.) U3 O8	Exploration / Engineering(2)(3) Change (,000 lbs.) U3 O8	Net Resource Change (,000 lbs.) U3 O8	2015 Resources (,000 lbs.) U3 O8
Arizona 1(4)	82	(43)	0	(43)	39
Canyon	1,629	0	0	0	1,629
Pinenut(1)	612	(335)	(8)	(343)	269
EZ 1	1,127	0	0	0	1,127
EZ 2	978	0	0	0	978
Wate(5)	1,118	0	0	0	1,118

Notes:

(1)	Includes production from December 31, 2013 through December 31, 2014.
(2)

Large areas of the original resource were inaccessible to reconciliation due to the nature of the mining method (open stoping). At Arizona 1, this number represents an estimate of that part of the original resource removed based on production sent to the mill.

(3)

At Pinenut, this number reflects an engineering adjustment due to a deviation error (in database) discovered as mining began. At the same time, the economic cut-off has been raised from 0.2% U3O8 to 0.3% U3O8 cut-off. Some of the 2015 Resources at Pinenut are already broken material in surface stockpiles (approx.. 142,000 lbs)

(4)	The Arizona 1 Mine was placed on standby in February 2014 due to the depletion of the economic resources.
(5)	The resource shown for Wate is the total; the Company acquired a 50% interest in the Wate Project in February, 2015.

Mining Operations

The Discussion provided here by the Company has been updated since the Technical Report

The Arizona 1 and Pinenut deposits are mined using a combination of long hole and shrinkage stoping as described in Section 6 “History” contained in the Arizona Strip Technical Report. The Pinenut mine is projected to operate through the 2nd quarter of 2015. The Arizona 1 Mine is now on care and maintenance.

The Pinenut Mine is a producing underground uranium mine. The Pinenut Mine was partially developed in the late 1980’s, and a limited amount of selective mining was conducted. A shaft was sunk to a depth of 1,350 feet and a high grade pod was mined in late summer 1988, yielding about 25,500 tons grading 1.03% U3O8 containing about 526,000 pounds. Following extraction of the high grade pod, the mine was placed on standby in 1989. In November 2010, a production decision was made on the Pinenut Mine. Expansion of the storm water storage pond and rehabilitation of the surface facilities were completed in 2011. Following the filing of the Technical Report, first ore production resumed in June 2013. From the resumption of mining to the end of calendar year 2014, production amounted to about 50,750 tons at an average grade of 0.55% U3O8. Uranium production is expected to total approximately 268,000 additional pounds U3O8 by the time the mine is expected to recover all economic resources; projected to be in the 2nd quarter 2015.

The Canyon Project is a permitted and partially-developed uranium mine. Surface facilities were constructed in 1986, and the shaft was collared and sunk to approximately 50 feet, prior to the mine being placed on standby in 1992. After the Technical Report was written, Energy Fuels resumed development of the Canyon Project in 2013. Activities included refurbishment of the evaporation pond and recertification of site mechanical and electrical installations. Shaft sinking begin in February 2013, with a total of 224 feet of shaft advanced during FY 2013. The development was stopped in November 2013 due to the continuing low market price of uranium. On February 6, 2015, the Company announced plans to restart mining activities at Canyon. To complete the mine, the Company expects to sink an additional 1,200 feet of shaft, install a ventilation shaft, and complete underground development.

The Kanab North mine is in reclamation and a closure plan has been approved for reclamation of the mine site. Reclamation is currently underway.

There are no infrastructure or mining operations in place at the Wate Project, EZ Complex or other of Energy Fuels Arizona Strip properties.

Permitting

Prior to 2009, the Arizona 1 Mine had received all permits necessary to mine, with the exception of an air quality permit. The air quality permit was issued by the Arizona Department of Environmental Quality (“ADEQ”) after a period of public comment, in September 2009, and renewed in 2014. The Arizona 1 Mine has an Individual Aquifer Protection Permit with ADEQ and an approved PO with the BLM. A National Emissions Standards for Hazardous Air Pollutants (NESHAPs) application for radon emissions was submitted to the EPA in April 2013 when it became apparent that the life of mine ore production would exceed the exemption threshold of 100,000 tons. That application was approved by the EPA on July 1, 2013.

The Pinenut Mine and Canyon Project are located on public lands managed by the BLM and USFS, respectively. Both mines have approved POs with these agencies. In September 2009, the groundwater General permits were received for the stormwater storage ponds for both mines. Air Quality Permits for the Pinenut and Canyon projects were issued by ADEQ in March 2011. EPA’s approval of the Pinenut Mine NESHAP’s application for radon emissions was obtained in April 2011. Although the Canyon Mine is estimated to contain 82,800 tons of ore, which is less than the 100,000 tons of ore required to trigger the need for a NESHAP’s approval, the Company nevertheless plans to voluntarily submit an application for NESHAP’s approval for the Canyon Mine in the first quarter of 2015, in order to be prepared in the event the total tons of ore over the life of the mine were to exceed 100,000 tons.

The Wate Project is currently awaiting an Arizona State Land Department lease, which will confer the right to mine and ship ores and to conduct all support operations, similar to a mining permit in other jurisdictions. In addition to the state lease, the Company expects to move forward to acquire additional state aquifer protection and air quality permits.

The BLM had previously accepted the PO for the EZ1/EZ2 deposits as complete; however, the PO is currently being revised to reflect a new mining plan in which the EZ1 deposit will be mined first rather than concurrently with the EZ2 deposit. The revised PO will need to be determined complete by the BLM and a Mineral Examination will need to be completed by the BLM for the project before an Environmental Impact Statement (“EIS”) can be initiated.

In July 2009, the BLM issued a Notice of Proposed Withdrawal (“2009 Notice”). See “Government Regulation – Land Tenure – United States” below. In January 2012, the Secretary of the Interior implemented the withdrawal of approximately one million acres of public land in the Arizona Strip from mineral entry proposed in the 2009 Notice, subject to valid existing rights. To confirm the rights to proceed with development and mining on its existing valid rights, the USFS completed a Mineral Examination for the Canyon Project, which confirmed that the mineral claims underlying the Canyon Project are valid existing rights. Mineral examinations have not been required by BLM on the Arizona 1 and Pinenut mines, as they had previously approved Plans of Operations. Mineral examinations need to be completed by the BLM for the EZ Complex and other Company projects within the withdrawal area, prior to further permitting on those projects. The Wate Project is not located within the withdrawal area, and as a result, will not require a mineral examination and is not otherwise impacted by the withdrawal.

Metallurgical Testing

Test work completed on samples from the Canyon pipe during 1984 indicated 99% leach extraction with 25 g/l of free acid at a pH of 0.8. Leach retention time was 48 hours at 70oC with a sodium chlorate addition of 16 pounds per ton.

Recovery Methods

All mineralized material produced from the Arizona 1, Pinenut, Canyon, Wate, and EZ deposits on the Arizona Strip will be processed at Energy Fuels’ White Mesa mill near Blanding, southeastern Utah. The White Mesa mill is located six miles south of Blanding. Due to uranium market variability, the Mill has frequently operated on a campaign basis in order to provide intervals for stockpiling sufficient ore to operate the mill at capacity. Treatment of higher grade ores from the Arizona Strip required certain minor modification to the leaching circuit and is at a rate somewhat lower than nominal capacity. The basic mill process is a sulfuric acid leach with solvent extraction recovery of uranium and vanadium. Run-of-mine ore is reduced to minus 28 mesh in a six-foot by 18-ft. diameter semiautogenous grinding (“SAG”) mill. Leaching of the ore is accomplished in two stages: a pre-leach and a hot acid leach. The first, or pre-leach, circuit, consisting of two mechanically agitated tanks, utilizes pregnant (high-grade) strong acid solution from the countercurrent decantation (“CCD”) circuit which serves both to initiate the leaching process and to neutralize excess acid. The pre-leach circuit discharges to a 125-ft. thickener where the underflow solids are pumped to the second stage leach and the overflow solution is pumped to clarification, filtration, and solvent extraction circuits. A hot strong acid leach is used in the second stage leach unit, which consists of seven mechanically agitated tanks having a retention time of 24 hours. Free acid is controlled at 70 grams per litre and the temperature is maintained at 75°C. Leached pulp is washed and thickened in the CCD circuit, which consists of eight high capacity thickeners. Underflow from the final thickener at 50% solids is discharged to the tailings area. Overflow from the first thickener (pregnant solution) is returned to the pre-leach tanks. The solvent extraction (SX) circuit consists of four extraction stages in which uranium in pregnant solution is transferred to the organic phase, a mixture consisting of 2.5% amine, 2.5% isodeconal, and 95% kerosene. Loaded organic is pumped to six stages of stripping by a 1.5 molar sodium chloride solution, and thence to a continuous ammonia precipitation circuit. Precipitated uranium is settled, thickened, centrifuged, and dried at 1,200°F. The final product at about 95% U3O8 is packed into 55-gallon drums for shipment.

Current and Contemplated Exploration and Development Activities

Energy Fuels plans to continue mining at the Pinenut mine until mid-2015, at which time the mine is expected to have recovered all economic mineralized material. No additional exploration activities are expected at this project.

At the Canyon Project, preparations have begun to restart active mining operations at the Canyon mine. Surface development at the Canon mine, including a headframe, evaporation pond, hoist, environmental controls, and an office/maintenance facility is in place, and approximately 280 feet of shaft has been sunk. To complete the mine, the Company expects to sink an additional 1,200 feet of shaft, install a ventilation shaft, and complete underground development. The Canyon Project is estimated to contain 1.63 million pounds of uranium with an average grade of 0.98% eU3O8. In November 2013, the Company entered into a stipulation agreement, which was extended in November 2014, under which the Company has agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of the Plaintiffs’ claims, or April 15, 2015, and the Plaintiffs have agreed to stay their appeal and Emergency Motions. See Legal Proceeding and Regulatory Actions section below for further detail on the Canyon Project litigation.

At the Arizona 1 Mine, ore production has ceased due to the depletion of the economic resource. The Company completed additional drilling to determine if additional resources remain on the property. Low-grade resources are known to exist at depths below the deepest mine workings, but are considered uneconomic under current market conditions.

The Daneros Mine

Unless otherwise stated, the following description of the Daneros Mine is derived from a technical report titled “The Daneros Mine Project, San Juan County, Utah, U.S.A.”, dated July 18, 2012, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Daneros Mine Technical Report”). The author of the Daneros Mine Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. The Daneros Mine Technical Report is available on SEDAR at www.sedar.com.

Project Location and Description

The property is in the Red Canyon portion of the White Canyon District. EFI holds a 100% interest in various groups of mining claims, including Daneros and adjoining historical mine sites which can be developed in conjunction with the Daneros project.

The project comprises 219 unpatented mining claims located on federal land administered by the U.S. Bureau of Land Management (BLM) in San Juan County, Utah, totaling 4,300 acres. (Since the Technical Report was written, EFI has reduced the property position around the periphery, without affecting the Mineral Resource as described in the Technical Report. EFI added a Utah State mineral lease of 640 acres in Section 32, T36S, R16E. The property now consists of 141 unpatented mining claims plus the State lease totaling approximately 3,450 acres.). The Daneros Mine is located 4.8 miles from Fry Canyon, Utah and is accessed via Radium King Road for approximately 14 miles, which is maintained by San Juan County. The property lies in Sections 1, (11, and 12 were dropped in 2014) T37S, R15E, SLM, Sections (4 dropped in 2014), 5, 6, 7, 8, (10, 11, 15, 17 dropped in 2014), and 18, T37S, R16E. (and Section 31 and 33, T36S, R16E dropped in 2014). The mining claims are maintained by making annual payments of US$140 per claim to BLM due September 1st each year (BLM increase the fee to $155/claim in 2014) and a nominal filing fee at the county level, within 30 days of the BLM filing, of about $10 per claim. Work expenditures are not required. Holders of unpatented mining claims are generally granted surface access to conduct mineral exploration and mining activities. However, additional mine permits and plans are generally required prior to conducting exploration or mining activities on such claims. EFI’s holdings in the White Canyon District include the actively producing Daneros Mine and adjoining and nearby exploration properties.

A number of the claims bear production royalties. Claims hosting Daneros deposit are subject to royalties ranging between 15% of "market value" of the ore and 2.5% of gross proceeds as described in further detail in the Daneros Mine Technical report. Other claims are owned by EFI without encumbrances. The State lease added since the Technical Report carries the standard Utah royalty of 8% on uranium and 4% on vanadium.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Daneros Mine is located 4.8 miles from Fry Canyon, Utah and is accessed via Radium King Road for approximately 14 miles, which is maintained by San Juan County. The mine facilities consist of a modular trailer for the mine office, two reinforced mine portals, a generator building, and an equipment storage and maintenance building. Two ventilation shafts daylight on the topographic bench above the mine. The bench above the mine, where past drilling also had been conducted, is accessed by a dirt road connecting to the mine access road south of the mine portal area. The ore shipping distance from Daneros to the Company’s White Mesa Mill is 65 miles along county roads and state highways.

The semi-arid climate of the White Canyon area is characterized by large daily and yearly temperature ranges and total annual precipitation of approximately 10 to 16 inches, mostly as sporadic, intense summer thunderstorms typical of the Colorado Plateau region. Winter snowfall is moderate and rarely stays on the ground very long. Weather conditions pose no impediment to year round work on the property.

Apart from previous mining activities, the only commercial land use purposes are cattle grazing and tourism activities such as hiking and mountain biking. Due to a shortage of water and thin soils, much of the White Canyon area is unsuitable for agriculture.

The project area is remotely located relative to water and power infrastructure. Housing for mine workers is mostly in camp trailers in Fry Canyon or they commute from Blanding, Utah 65-miles to the east or farther. Blanding is a town large enough to host regional industrial activities including stores and supply houses of sufficient size and inventory to meet most of the needs of an operation the size of the Daneros mine.

The project area is located along a north-south trending canyon which is a tributary to Red Canyon, also known as Bullseye Canyon. The Red Canyon drainage flows westerly for approximately 25 miles to the Colorado River where it joins Lake Powell at the head of Good Hope Bay. The mine portal area comprises steeply sloping, rocky ground and scree along the eastern slope of Bullseye Canyon. Very steep to vertical, and at times overhanging, cliffs 400 feet high rise from the slope about 250 feet above the portal.

Vegetation in the project area consists of sagebrush, juniper and piñon in the hills and slopes, while desert grasses, forbs, and shrubs are evident within the valley floors and on the mesa tops. Elevations in the region range from about 5,300 feet at the Fry Canyon townsite to over 7,000 feet on the surrounding mesa tops. The mine portal is at about 5,750 feet above sea level.

Sufficient surface rights are in place for contemplated mining operations and waste storage. Since no milling activities are contemplated on the project, no areas are required for tailings storage, heap leach pads, or processing plant sites.

History

The White Canyon mining district has a long history of exploration and mining. From 1949–1987 production from the district was 2,259,822 tons at an average grade of 0.24% U3O8 for a total of 11,069,032 lbs. placing it second, behind Lisbon Valley, for uranium production from the Chinle Formation on the Colorado Plateau.

The properties in the area remained idle until 1946. From 1948 until 1951, White Canyon and the nearby Red Canyon and Deer Flat areas were subject to intense exploration. The AEC ore procurement program ended on December 31, 1970 and during the early 1970s minimum production was recorded from the district. Production from the district started picking up again by 1974 when the demand for uranium picked up due to nuclear power generation. Exploration and production once again increased in the White Canyon District. In 1974, Utah Power and Light Company (“UP&L”) began to acquire properties in the White Canyon District, which included 100% interest in the Spook-Bullseye property and 60% interest in the Lark-Royal property both located near the Daneros property in Red Canyon. Between 1975 and 1985, Utah Power & Light conducted several phases of drilling leading to definition of the Lark, Royal, and Bullseye deposits near the modern day Daneros Mine. UP&L never started mining operations in the White Canyon District due to the collapse of the uranium price by 1982. By 1987 the last mines in the White Canyon district closed due to declining economics, socio-political factors and competition from lower cost producers. Following 1987, the properties were idle and little or no exploration activity took place in the White Canyon District. In 1993 UP&L dropped their mining claims in the White Canyon District. In October 1993, Eugene and Merwin Shumway staked the Daneros claims that covered the deposits UP&L had discovered. Eugene and Merwin Shumway quitclaimed their claims to predecessors of White Canyon Uranium (WCU), Wilene and Mike Shumway, Terry Leach, and James Lammert in March, 1994. No exploration or development took place between 1994 and 2005. From 2005 to 2007, these predecessors of WCU began acquiring properties with known historic mineral deposits in the White Canyon District. In 2007, Utah Commodities Pty, Ltd. who later changed their name to White Canyon Uranium Limited, which operates in the United States through its wholly owned subsidiary Utah Energy Corporation, acquired 100% interest of the Daneros claims. In December 2008, White Canyon purchased 33 claims, known as the Lark-Royal Project, an extension of the Daneros Project, from Uranium One. The Daneros Mine was developed and placed into active production by Utah Energy Corporation.

WCU gathered the necessary environmental data and submitted applications for approvals to open an underground mine at Daneros. A Plan of Operation (PO) was submitted to the BLM and was approved in May, 2009, following which UEC commenced active mine development, including driving a decline into the main deposit at Daneros. The first loads of ore from Daneros were delivered to White Mesa Mill in December, 2009, then operated by Denison Mines. In January 2010, Denison entered into a toll milling agreement with UEC, which was then a wholly-owned subsidiary of WCUL. See “Energy Fuels’ Business – Operations – Ore Purchase and Toll Milling” above.

In 2011, Denison acquired all of the issued and outstanding shares of WCUL. In June 2012, Energy Fuels acquired all of the issued and outstanding shares of WCUL as part of its acquisition of the US Mining Division, including the Daneros Mine and WCUL’s subsidiary UEC (which is now called EFR White Canyon Corp.) keeping the mine in operation using the same contractors (until placing it on standby in October 2012 after the Technical Report was written. Production by Denison and EFI from 2010 through 2012 was approximately 123,000 tons at an average grade of 0.288% U3O8 containing about 708,000 lbs.)

Geological Setting

Major uranium deposits of the east-central Colorado Plateau District occur principally in two fluvial sandstone sequences. The older is located at or near the base of the Upper Triassic Chinle Formation and the other occurs in the Late Jurassic Salt Wash Member of the Morrison Formation. The main uranium-bearing unit at the Daneros Mine and throughout the White Canyon district is the fluvial Shinarump Member, a basal, sandstone-conglomerate sequence deposited in a complex stream system which unconformably overlies and locally scours into oxidized sedimentary units of the Moenkopi Formation.

The Shinarump Member consists of predominantly trough-crossbedded, coarse-grained sandstone and minor gray, carbonaceous mudstone and is interpreted as a valley-fill sequence overlain by deposits of a braided stream system. Uranium mineralization appears to be related to low-energy depositional environments in that uranium is localized in fluvial sandstones that lie beneath organic-rich lacustrine-marsh mudstones and carbonaceous delta-front sediments. The reducing environment preserved in these facies played an important role in the localization of uranium.

Uranium deposits consist of closely-spaced, lenticular ore pods which are generally concordant with bedding in paleochannel sediments. Single ore pods range from a few feet to a few hundred feet in length and from less than one to more than 10 feet in thickness. Deposits range in size from a few tons to more than 600,000 tons. The Shinarump deposits generally have low vanadium content, and are therefore not processed for vanadium recovery.

The uranium deposit at the Daneros Mine, like nearly all others in the White Canyon district, is in the lower part of the Shinarump, especially where it has scoured into the Moenkopi. The lithology, facies, sedimentary structures, and locations within the channel deposits all were important in controlling the migration of fluids and localization of the deposits. Coarser-grained rock is more favorable than fine-grained sand or silt units. Most of the uranium mineralization is overlying impermeable siltstones of the Moenkopi or local siltstone lenses internal of the Shinarump. The lateral edges of channels where they are bounded by mudstones are also favorable locations for mineralization. Historical production from the White Canyon District exceeds 11 million pounds U3O8.

Exploration

Exploration for uranium has been going on in the White Canyon area since the late 1940s. Prospectors used Geiger counters to investigate outcrops of the Shinarump Sandstone. Several macroscopic guides to exploration were channel “scouring”, conglomerate pebble type and carbon content; all characteristic of the Shinarump Ss. Where the bench and slopes above the Shinarump were accessible, percussion, core, and rotary drilling were used to explore for and define channels that weren’t exposed in the outcrop. Access routes were constructed to the top of some mesas where deeper rotary drilling was used to access the Shinarump at depth. The history of exploration is closely tied to the AEC buying program, opening and closing of the several processing facilities in the region, and the fluctuation of the price of uranium.

Information on hand regarding the uranium assets of White Canyon Exploration indicated that the Daneros project had been subject to extensive shallow drilling for uranium by UP&L. White Canyon initiated confirmation drilling at its Daneros project in June, 2007. Based on the success of this initial drilling, 38 more holes were drilled in 2008, which provided the basis for mineral resource estimates relied upon by White Canyon to commence mine development work at Daneros.

Mineralization

Uraninite (pitchblende) is by far the dominant primary uranium mineral in the Shinarump deposits. It occurs as distinct grains, fine-grained coatings on and pore-fillings between detrital quartz grains, partial replacement of feldspar grains, and as replacement in carbonized wood and other remains of organic matter. Metallic sulfide minerals are often abundant. Where secondary oxidation has occurred, minor amounts of uranyl carbonates, sulfates, and phosphates are found. The source of the uranium is not well established. Overlying shaley units of the Chinle contain clays derived from volcanic ash that is uraniferous. The source area of the arkosic sediments was also a uranium-rich province.

Drilling

In the early 1950s, the US Atomic Energy Commission conducted exploratory drilling in the White Canyon area resulting in a number of promising uranium discoveries. The area in and around Bullseye Canyon, where Daneros is located, has been a target of this exploration drilling since that time. Between 1975 and 1985 Utah Power & Light (“UP&L”) explored within and around Bullseye Canyon area resulting in a number of promising uranium discoveries. The area in and around Bullseye Canyon, where Daneros is located, has been a target of this exploration drilling since that time. Also during the AEC exploration programs, companies were encouraged to mine exploration drifts along promising geologic trends or channels. As part of this exploration drifting, a company would drill “exploration long-holes” underground, to better define a chosen mineralized zone. Several of these prospects around the EFI property were drilled in this manner. The Spook Prospect, the Bullseye Prospect and the Cove (Lark) Prospect were all mined and drilled in this manner along the Cairns Channel (Texas Zinc and Minerals Map of 1961). Between 1975 and 1985 Utah Power & Light (UP&L) explored within and around Bullseye Canyon. UP&L drilled 595 diamond drill holes with an average depth of 510 feet and, following industry standard procedures, logged all holes using down-hole geophysical (gamma) probes to identify radioactive horizons. Anomalous horizons were sampled and analyzed for uranium. WCU began drilling programs in Bullseye Canyon during 2007. The first program drilled 8 holes within the five Daneros claims. A second program, in 2008 drilled 16 diamond drill holes and 1 rotary drill hole. Finally, a third program, also in 2008, drilled 11 diamond drill holes and 9 rotary drill holes.

Energy Fuels received an electronic database from WCUL containing both the results of their recent drilling programs (Daneros holes) as well as a spread-sheet containing name, location and interval grade data of the historic UP&L data. AutoCAD Civil 3D was then used to convert the drill hole collars of the historic drill holes to the current coordinate system and compared the results to the current survey of several historic drill hole collars. After slight adjustments for rotation between the two state plane coordinate systems, it was found that the converted drill hole collars fell within two feet of the surveyed collars. Energy Fuels considers its conversion method, as well as its survey method, sound, and as a result considers the historic UP&L data set satisfactory for use in the Daneros Mine Technical Report. For the historic drill holes from UP&L, it was assumed that the holes were vertical and an assumed survey of straight down was assigned them. It should be noted that, having reviewed the actual down hole survey for the Daneros holes, lateral deviation at Daneros is minimal. Energy Fuels has combined both the recent drilling by WCU with the appropriate historic drill hole data from UP&L to create the database used for the Daneros Mine Technical Report. All down hole grade data used for the Daneros Mine Technical Report is based on gamma probe results.

Exploration Notices have also been approved for brown fields drilling around the Daneros mine. These Notices cover the Daneros and the Lark and Royal claim areas. Energy Fuels is reviewing plans for additional surface drilling in the Daneros mine area.

Sampling and Analysis

Industry standards for uranium exploration in the western United States are based almost completely on the gamma logging process with a number of checks, including: 1) frequent calibration of logging tools, 2) core drilling and chemical analysis of core as a check on gamma log values and the potential for disequilibrium; 3) possible closed-can analysis as an adjunct to chemical assays; and 4) possible gamma logging by different tools and/or companies. The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma counts per second (“cps”) data. If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

Energy Fuels used the GAMLOG computer program to interpret gamma-ray logs. The GAMLOG program was developed by the U.S. Atomic Energy Commission. The essence of the method is a trial-and-error iterative process by which U3O8 grades are determined for a series of 1/2-foot or 1-foot layers which can be considered to comprise the zone under analysis. The objective of the iterative process is to find a grade for each separate layer such that an imaginary set of separate gamma-ray anomalies (one from each separate layer) could be composited to form an over-all anomaly which would closely match the real anomaly under analysis. Energy Fuels accepts the validity of the GAMLOG program. There are no specific provisions for security of data or samples other than those employed for confidentiality. The previous property owner, Denison Mines, is deemed to have met or exceeded industry standards for the exploration program.

Security of Sampling

All uranium exploration technical information is obtained, verified and compiled under a formal QA/QC assurance and quality control program in the southwestern United States.

The basis of the indirect uranium grade calculation (referred to as "eU3O8" or "equivalent U3O8") is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe's sensitivity is measured against a known set of standard "test pits," with various known grades of uranium mineralization, located at the DOE's Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe "K-Factor", and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged. Energy Fuels received the raw data file for the Daneros drill hole set from Hawkins Geophysical. The data were processed using Gamlog which converts cps (counts per second) data into equivalent eU3O8. All factors affecting the gamma flux down hole are accounted for using the Gamlog program and the results are industry standard acceptable.

Mineral Resource Estimate

Energy Fuels published an Inferred Mineral Resource for the Daneros property on July 19, 2012, soon after the property was acquired from Denison, reporting 156,000 tons of mineralized material at an average grade of 0.263% eU3O8for a total of 824,100 lbs. of U3O8. The current resource estimate, after taking into account production from 2010 through October 17, 2012, is 155,724 tons at an average grade of 0.212% eU3O8 for a total of 661,000 lbs. of U3O8.

Energy Fuels has prepared resource estimates for the Daneros Project, located in Bullseye Canyon of southeastern Utah. This resource estimate was prepared using both historical as well as recent data. The Daneros Mine Technical report presents the raw data and model wireframe creation methods. The suitability of the interpolation technique and search strategies is also presented. Energy Fuels created a wireframe model of the mineralized zone based on the outside bound of a 0.15%eU3O8GT contour as well as the stratigraphic boundaries within which the known mineralization occurs; the Shinarump Sandstone member of the Triassic Chinle Formation. The raw data in the DAN database was composited over 2 foot run-length intervals to generate a preliminary database necessary to create a preliminary block model. A 0.15% eU3O8 grade-shell was created and superimposed upon the boundaries of the GT contourand the stratigraphic surfaces to create a wireframe model of the mineralized zone in which to place the following block model and grade interpolation. The Energy Fuels Daneros database contains two sets of drill holes totaling 300 drill holes, totaling 141,087 feet. Drill holes in the DAN series have had downhole as well as collar surveys, down-hole gamma and resistance surveys and, where available, have had their core assayed. The second set of drill holes are named the “125” series and the “LR” series holes. This last set of holes is historic in nature and their locations, as well as their reported gamma-logged intervals are historic and the down-hole data contained could not be verified.

As of 07-17-12 the operating costs for uranium production from Daneros are approximately $300.00 per ton of ore grade material. Energy Fuels assumes a reasonable price for their product, U3O8 at $60.00/lb. Therefore, 0.25% U3O8 is considered a reasonable cutoff grade. Energy Fuels considers the base of the Shinarump Sandstone to be the lowest horizon at which economic mineralization occurs in the Bullseye Canyon area and therefore represents a solid boundary beyond which (above) compositing of the Daneros database should begin. There are several population breaks present with the most significant being at the approximately the 97th percentile corresponding to a grade of 0.8% eU3O8. Energy Fuels considers this a reasonable capping level to avoid the adverse effects of high grade outliers on the data population. Grades above 0.8% eU3O8 were assigned this value and remain a part of the working dataset. Capping the raw grade dataset at 0.8% eU3O8 set back fifty values or 4% of the individual data in the dataset. Energy Fuels used Vulcan 3D Mine Modeling software to create the resource estimate. A block model was created where each block was 50 ft. by 50 ft. by 5 ft., with 5 ft. by 5 ft. by 2.5 ft. subblocks. However, as the grade in conglomerate type uranium deposits has shown a proclivity to follow “channels”, the block model was oriented such that it reflects the general direction and dip of the suspected channel structure in the immediate vicinity of the Daneros deposit Average grade was compared between the raw eU3O8values, the average composite values and the average grades of the blocks All resources are reported as Inferred Mineral Resources.

INFERRED MINERAL RESOURCES – JULY 2012
Energy Fuels Inc– Daneros Deposit

DEPOSIT	TONS	%eU3O8	LBS
DANEROS	156,600	0.263	824,109

Notes:

1)	Mineral Resources were classified in accordance with CIM Definition Standards.
2)	Cut-off grade was 0.15% eU3O8.
3)	Mineral resources have not been demonstrated to be economically viable.
4)	Grades were converted from gamma-log and assay data and presented in equivalent U3O8 (eU3O8).
5)	A grade-shell wireframe at 0.15% eU3O8 was used to constrain the grade interpolation.
6)	All material within the wireframe is included in the estimate.
7)	High grades were capped at 0.8 % eU3O8.

EFI believes this resource estimate has been prepared using industry standard best practices and is therefore, acceptable. (After completion of the Technical Report in June 2012, mining continued through October 2012. The remaining Inferred Mineral Resource estimate following that mining is approximately 156,000 tons of material at an average grade of 0.21% U3O8 containing 661,000 pounds of U3O8.)

Mining Operations

The mining of all resources in the Daneros Project are by conventional underground methods. These methods have been used very successfully in the region for over 70 years. The nature of the Shinarump uranium deposits require a random room and pillar mining configuration. The deposits have irregular shapes and occur within several close-spaced, flat or slight-dipping horizons. Uranium mineralization often rolls between horizons. The use of rubber-tired equipment allows the miners to follow the ore easily in the slight dips and to ramp up or down to the other horizons. The deposit is accessed from the surface through a 450 feet long decline at a gradient of -15%. The Shinarump sandstones are usually quite competent rock and require only moderate ground support. The overlying mudstones are less competent, so the decline is often supported by square set timber or steel arch and timber lagging. The Shinarump deposits are usually thinner than the mining height needed for personnel and equipment access. Therefore, the ore is mined by a split-shooting method. The mine also employs a underground long hole exploration drilling program, reaching out as much as 400 feet ahead of and adjacent to the workings, as guided by the mine geologist.

UEC gathered the necessary environmental data and obtained the approvals to open an underground uranium mine at Daneros in May 2009, following which UEC commenced active mine development, including driving a decline into the main Daneros deposit. The first loads of ore from the Daneros Mine were delivered to the White Mesa Mill in December 2009, and a toll milling campaign was conducted in the second half of 2010. The Daneros Mine is now operated by Energy Fuels, and, prior to being placed on standby, ore from the mine was delivered to the White Mesa Mill and processed for Energy Fuels’ account in 2013

Metallurgical Process

The White Mesa Mill owned by Energy Fuels is located six miles south of Blanding, Utah, 65 road miles from the Daneros Mine. The milling operation involves grinding the ore into a fine slurry and then leaching it with sulfuric acid to separate the metals from the remaining rock. Uranium and vanadium are then recovered from solution in separate solvent extraction processes. The uranium is precipitated as a U3O8 concentrate, “yellow cake”, which is dried and sealed in 55-gallon steel drums for transport off-site. The basic mill process is a sulphuric acid leach with solvent extraction recovery of uranium and vanadium. Run-of-mine ore is reduced to minus 28 mesh in a six-foot by 18-ft. diameter semiautogenous grinding (“SAG”) mill. Leaching of the ore is accomplished in two stages: a pre-leach and a hot acid leach. The first, or pre-leach, circuit, consisting of two mechanically agitated tanks, utilizes pregnant (high-grade) strong acid solution from the countercurrent decantation (“CCD”) circuit which serves both to initiate the leaching process and to neutralize excess acid. The pre-leach circuit discharges to a 125-ft.thickener where the underflow solids are pumped to the second stage leach and the overflow solution is pumped to clarification, filtration, and solvent extraction circuits. A hot strong acid leach is used in the second stage leach unit, which consists of seven mechanically agitated tanks having a retention time of 24 hours. Free acid is controlled at 70 grams per litre and the temperature is maintained at 75°C. Leached pulp is washed and thickened in the CCD circuit, which consists of eight high-capacity thickeners. Underflow from the final thickener at 50% solids is discharged to the tailings area. Overflow from the first thickener (pregnant solution) is returned to the pre-leach tanks. The solvent extraction (SX) circuit consists of four extraction stages in which uranium in pregnant solution is transferred to the organic phase, a mixture consisting of 2.5% amine, 2.5% isodeconal, and 95% kerosene. Loaded organic is pumped to six stages of stripping by a 1.5 molar sodium chloride solution, and thence to a continuous ammonia precipitation circuit. Precipitated uranium is settled, thickened, centrifuged, and dried at 1,200°F. The final product at about 95% U3O8 is packed into 55-gallon drums for shipment.

Permitting

The primary permits required for mining operations at Daneros include a Large Mine NOI issued UDOGM and a PO approved by the BLM. The BLM PO required document preparation and public notice of an EA. The permits obtained by UEC were for the initial stage of operations and contemplated eventual expansion of the mining operations, with the inclusion of additional surface area for support facilities. The Daneros Mine does not discharge any water, so no discharge permit is required.

Following approval of the PO by the BLM, an appeal of the BLM approval was filed by Uranium Watch and associated non-government organizations. The appeal was ultimately denied by the Utah BLM State office, and appealed by Uranium Watch (and others) to the Department of Interior Board of Land Appeals, which denied the appeal on September 26, 2012.

Permitting for mine expansion began in 2012 with the submittal of a construction application to the Utah Division of Air Quality (“UDAQ”) and EPA for radon emissions. This application, which was approved in 2nd Quarter 2012 requires monitoring and annual reporting of radon emissions from the mine’s ventilation system. An air permit application was submitted to UDAQ for other regulated air emissions (e.g., fugitive dust, volatile organic compounds) and approved in 4th Quarter 2012. In 1st Quarter 2013, an amended PO and a Large Mine NOI were submitted to the BLM and UDOGM, respectively. An EA is currently being conducted for the proposed mine expansion. The Company expects these amendments to be approved in mid- to late-2015.

Current and Contemplated Exploration and Development Activities after the 2012 Technical Report

The mine is fully permitted and developed. The Company is maintaining the project on care and maintenance. Additional permitting is ongoing as described above. Energy Fuels has reviewed the remaining resources and has evaluated prospective areas for future exploration drilling. There are no plans to perform any drilling in 2015.

The Sheep Mountain Project

Unless otherwise stated, the following description of the Sheep Mountain Project is derived from a technical report titled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report”, dated April 13, 2012 and, prepared by Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering in accordance with NI 43-101 (the “Sheep Mountain Technical Report”, also referred to herein as the “2012 PFS”). The author of the Sheep Mountain Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. The Sheep Mountain Technical Report is available on SEDAR at www.sedar.com.

Overview

The Sheep Mountain Project was acquired on February 29, 2012, as a result of the merger transaction between Energy Fuels and Titan. Titan acquired the Sheep Mountain Project in two transactions in 2009. A 50% working interest was acquired when Titan completed a business combination with Uranium Power Corp. (“UPC”) on July 31, 2009. UPC is now a wholly-owned subsidiary of Energy Fuels. At that time, UPC and UPC’s US subsidiary (then called UPC Uranium (USA) Inc. and now called Energy Fuels Wyoming Inc.) became wholly-owned subsidiaries of Titan. The remaining 50% was owned by Uranium One Inc. which was UPC’s joint venture partner for the property. On October 1, 2009, Titan acquired Uranium One Inc.’s 50% interest in the property, giving Titan a 100% interest. On February 29, 2012, Energy Fuels acquired Titan (and its subsidiaries) at which point the Sheep Mountain Project became 100% owned by the Company.

Project Description and Location

The Sheep Mountain Project is located eight miles south of Jeffrey City, Wyoming within the Wyoming Basin physiographic province at the northern edge of the Great Divide Basin in central Wyoming. The project is located in portions of Sections 8, 9, 15, 16, 17, 20, 21, 22, 27, 28, 29, 30, 31, 32, and 33, Township 28 North, Range 92 West. The mineral properties are comprised of 192 unpatented mining claims (the Company added 13 claims to the 179 reported in the Technical Report) on land administered by the BLM, approximately 640 acres of State of Wyoming leases and approximately 630 acres of private lease lands. In February 2012, Energy Fuels purchased 320 acres of private surface overlaying some of the Federal minerals covered by 18 of the claims. The purchased parcel includes the SW¼ SW¼ Section 28 and SE¼, E½ SW¼, and NW¼ SW¼ Section 29, T28N, R92W. Payments have been made through January 2015; a final payment of $5,000 is due in January 2016. The combination of land holdings (including the 13 new claims) comprises approximately 4,675 acres and gives Energy Fuels mineral rights to resources as defined in the Congo Pit and the Sheep Underground mine areas.

To maintain these mineral rights, the Company must comply with the state lease provisions including annual payments with respect to the State of Wyoming leases; private leases; BLM and Fremont County, as well as Wyoming filing and/or annual payment requirements to maintain the validity of the unpatented mining lode claims as follows. Mining claims are subject to annual filing requirements and payment of a fee of $140.00 per claim (the BLM increased the annual fee to $155/claim in 2014). Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing appropriate documents and paying the fees described above. ML 0-15536 will expire on 1/1/2024. Annual Payments to maintain ML 0-15536 are $2,560 per year. Private lease will expire 11/20/2015 (and for as long as minerals are being produced). The private lease may be extended for an additional ten year term by the Company making a delay rental payment of $10,000. Properties covered by Private Lease include: Township 28 North, Range 92 West, 6th PM; Section 20: S½SW¼; Section 29: NW¼, SW¼SW¼; Section 30: SE¼NE¼, E½SE¼; Section 31: E½NE¼; Section 32: E½NE¼; Section 33: S½NW¼. Payments $10,000 per year as annual delay rentals. Per examination of original private lease dated 11/20/1975 between McIntosh Cattle Company and Western Nuclear Inc.

The project is subject to an overall sliding scale royalty of 1% to 4% due to Western Nuclear, based on the Nuclear Exchange Corporation Exchange Value. This royalty is currently at its maximum rate of 4%. A Royalty under a private lease is due to McIntosh (to Ellen Fox and Jennifer McIntosh, as heirs) of 7.5% of the mined value of uranium ores in raw, crude form (which equals 50% of the average sales price of uranium concentrate made during the previous month). According to a Surface Owners Agreement, to William and Jennifer McIntosh, 1% of the proceeds received from the sale of all uranium mined, shipped and sold from claims under the surface owned by the grantors. Per the “Surface Owners Agreement” dated 1/27/1970 between Bessie McIntosh, Phyllis DeWalt, William McIntosh, and John McIntosh (grantors) and Western Nuclear Inc. (grantee), amended on 4/14/1981 by “Amendment of Surface Owner’s Agreement” between William and Jennifer McIntosh (as successors to grantors above) and Western Nuclear Inc. and ratified by “Ratification of Surface Owner's Agreement" on 4/16/2007 by Ellen Fox (as heir of William McIntosh) and US Energy (as successor to Western Nuclear). Under Wyoming state lease ML 0-15536, there is a royalty of 5% of the quantity or gross realization value of the U3O8, based on the total arms-length consideration received for uranium products sold for shipping point.

Additional information regarding land tenure is described in the Sheep Mountain technical Report.

The Company is subject to liabilities for mine and exploration reclamation at the Sheep Mountain Project. The Company maintains four (4) bonds with the State of Wyoming as security for these liabilities. The Company files annual reports with the State of Wyoming, and the amount of the bonds may be adjusted annually to endure sufficient surety is in place to cover the full cost of reclamation. The Company’s reclamation of the exploration drilling performed by Titan was deemed complete in October 2014; the drilling permit was terminated and the bond fully released. Uranium mining in Wyoming is subject to both a gross products (county) and mineral severance tax (state). At the federal level: aggregate corporate profit from mining ventures is taxable at corporate income tax rates, i.e. individual mining projects are not assessed federal income tax but rather the corporate entity is assessed as a whole. For mineral properties: depletion tax credits are available on a cost or percentage basis whichever is greater. The percentage depletion tax credit for uranium is 22%, among the highest for mineral commodities, IRS Pub. 535.

Accessibility, Climate, Local Resources, Infrastructure, and Physiology

The Sheep Mountain Project is located at approximate Latitude 42°24’ North and Longitude 107° 49’ West, within the Wyoming Basin physiographic province in the Great Divide Basin at the northern edge of the Great Divide Basin. The project is approximately eight miles south of Jeffrey City, Wyoming. The nearest commercial airport is located in Riverton, Wyoming approximately 56 miles from Jeffrey City on a paved two-lane state highway. The project is accessible via 2-wheel drive on existing county and two-track roads.

The Sheep Mountain Project falls within the intermountain semi-desert weather province, with average maximum temperatures ranging from 31.1 °F (January and December) to 84.9 °F (July), average minimum temperatures ranging from 9.1 °F (January) to 49.2 °F (July), and average total precipitation ranging from 0.36 -inches (January) to 2.04 -inches (May). The Company has established an on-site remote weather station and has recorded temperature, precipitation (rain and snow), barometric pressure, and wind speed since 2010. The topography consists of rounded hills with moderate to steep slopes. Elevations range from 6,600 feet to 8,000 feet above sea level. The ground is sparsely vegetated with sage and grasses and occasional small to medium sized pine trees at higher elevations. Year-round operations are contemplated for the Sheep Mountain Project.

Telephone, electric and natural gas service adequate for the planned mine and mineral processing operations have been established at the Sheep Mountain Project. Electric service and a waterline have been extended via right-of-way issued by the BLM in 2011 to both the Sheep 1 and 2 shafts. Adequate water rights are held by the Company for planned mining and mineral processing operations but need to be updated with the Wyoming State Engineer with respect to type of industrial use, points of diversion, and points of use.

The Company believes that sufficient surface rights are in place for all contemplated mining operations including tailings storage areas, waste disposal, heap leach pads, and potential processing sites.

History

The Sheep Mountain Project was operated as an underground and open pit mine at various times in the 1970’s and 1980’s. 5,063,813 tons of ore was mined and milled, yielding 17,385,116 pounds of uranium at an average grade of 0.17% U3O8. Mining was suspended in 1988 and the mine has been on care and maintenance since that time.

Uranium was first discovered in the Crooks Gap district, which includes the Sheep Mountain Project, in 1953 (Bendix, 1982). While the original discoveries were aided by aerial and ground radiometric surveys, exploration activities were primarily related to drilling and exploratory trenching. Three companies dominated the district by the mid-1950’s: Western Nuclear Inc. (“Western Nuclear”), Phelps Dodge Corporation (“Phelps Dodge”), and Continental Uranium Corporation (“Continental”). Western Nuclear built the Split Rock mill at Jeffrey City in 1957 and initiated production from the Paydirt pit in 1961, Golden Goose 1 in 1966, and Golden Goose 2 in 1970. Phelps Dodge was the principal shareholder and operator of the Green Mountain Uranium Corporation’s Ravine Mine which began production in 1956. Continental developed the Seismic Pit in 1956, the Seismic Mine in 1957, and Reserve Mine in 1961 and the Congo Decline in 1968. In 1967, Continental acquired the Phelps Dodge properties and in 1972, Western Nuclear acquired all of Continental’s Crooks Gap holdings. During the mid-1970’s Phelps Dodge acquired an interest in Western Nuclear which began work on the Sheep Mountain I in 1974, the McIntosh Pit in 1975, and Sheep Mountain II in 1976. Western Nuclear ceased production from the area in 1982. Western Nuclear production from the Sheep Mountain I is reported to have been 312,701 tons at 0.107% U3O8. Subsequent to the closure of the Sheep Mountain I by Western Nuclear, during April to September 1987, Pathfinder Mines Corporation (“Pathfinder”) mined a reported 12,959 tons, containing 39,898 lbs. of uranium at an average grade of 0.154% U3O8 from Sheep Mountain I. U.S. Energy-Crested Corp. (“USECC”) acquired the properties from Western Nuclear in 1988 and during May to October 1988, USECC mined 23,000 tons from Sheep Mountain I, recovering 100,000 lbs. of uranium for a mill head grade of 0.216%U3O8. The material was treated at Pathfinder’s Shirley Basin mill, 130 miles east of the mine. The Sheep Mountain I mine was allowed to flood in April 2007. UPC (then known as Bell Coast Capital) acquired a 50% interest in the property from USECC in late 2007. USECC later sold all of its uranium assets to Uranium One Inc. Titan acquired UPC’s 50% interest in the property when it acquired UPC by a plan of arrangement in July 2009. Titan acquired Uranium One Inc.’s interest in the Sheep Mountain Project in September 2009.

Geological Setting

A primary component of the geology for the Sheep Mountain Project is the Battle Spring Formation. Battle Spring is Eocene in age. Prior to deposition of the Battle Spring Formation and subsequent younger Tertiary formations, underlying Paleocene, Cretaceous, and older formations were deformed during the Laramide Orogeny. During the Laramide Orogeny, faults, including the Emigrant Thrust Fault at the northern end of the project area, were active and displaced sediments by over 20,000 feet. Coincident with this mountain building event, Paleocene and older formations were folded in a series of echelon anticlines and synclines, generally trending from southeast to northwest. The Battle Spring Formation was deposited unconformably on an erosional landscape influenced by these pre-depositional features. Initial stream channels transporting clastic sediments from the Granite Mountains formed in the synclinal valleys. The geologic setting of the Sheep Mountain Project is important in that it controlled uranium mineralization by focusing movement of the groundwaters which emplaced the uranium into the stream channels which had developed on the pre-tertiary landscape. The Battle Spring Formation and associated mineralization at Sheep Mountain is bounded to the east by the western flank of the Sheep Mountain Syncline and to the west by the Spring Creek Anticline. To the north the system is cut off by erosion. To the south the Battle Spring continues into the northern portions of the Great Divide Basin. Mineralization occurs throughout the lower A Member of the Battle Spring Formation and is locally up to 1,500 feet thick. The upper B Member is present only in portions of the project and may be up to 500 feet thick. Although arkosic sandstone is the preferred host, uranium has been extracted from all lithologies. Grade and thickness are extremely variable depending on whether the samples are taken from the nose or the tails of a roll front. Typically the deposits range from 50 feet to 200 feet along a strike, five feet to eight feet in height, and 20 feet to 100 feet in width. Deposits in the Sheep Mountain area occur in stacked horizons from 7,127 feet in elevation down to 6,050 feet in elevation.

Exploration

To the author’s knowledge, no relevant exploration work other than drilling has been conducted on the property in recent years. The Project is located within a brownfield site which has experienced past mine production and extensive exploration and development drilling. The initial discovery was based on aerial and ground radiometric surveys in the 1950's, but since that time exploratory work on the site has been primarily drilling.

During the National Uranium Resource Evaluation (“NURE”) program conducted by the DOE in the late 1970’s and early 1980’s, the project area and vicinity were evaluated. This evaluation included aerial gamma, magnetic, and gravimetric surveys, soil and surface water geochemical surveys and sampling, and geologic studies and classification of environments favorable for uranium mineralization. Additional information on exploration is included in the “Drilling” subsection below.

Mineralization

Most of the mineralization in the Crooks Gap district occurs in roll-front deposits. Roll fronts have an erratic linear distribution but are usually concordant with the bedding. Deposits have been discovered from the surface down to a depth of 1,500 feet. The two major uranium minerals are uranophane and autunite. Exploration drilling indicated that the deeper roll-type deposits are concentrated in synclinal troughs in the lower Battle Spring Formation. Three possible sources for uranium have been suggested: post-Eocene tuffaceous sediments, leached Battle Spring arkoses, and Precambrian granites. Structural controls of uranium occurrences along roll fronts include carbonaceous siltstone beds that provide a local reducing environment for precipitation of uranium-bearing minerals, and abrupt changes in permeability along faults, where impermeable gouge is in contact with permeable sandstones. Uranium has also been localized along the edges of stream channels and at contacts with carbonaceous shales

Drilling

Approximately 4,000 holes were drilled in the project area historically (prior to 1988), most of which were open-hole rotary drilling, reliant upon down-hole geophysical logging to determine equivalent uranium grade %eU3O8. However, some core drilling for chemical analysis was also completed. The drill maps show hole locations at the surface and downhole drift, the thickness and radiometric grade of uranium measured in weight percent U3O8, elevation to the bottom of the mineralized intercept, collar elevation, and elevation of the bottom of the hole.

In 2006, UPC completed a drilling program consisting of 19 holes totaling 12,072 feet. Two of the 19 holes were located in Section 28 with the purpose of confirming the mineralization within the Sheep Underground mine area. The remaining 17 holes were completed in the planned Congo Pit to test both shallow mineralization and to explore a deeper mineralized horizon. This 2006 drilling has confirmed the presence of mineralization in the shallow horizons of the Congo Pit area and has identified and extended roll front mineralization in the 58 sand along strike.

Following the acquisition of UPC by Titan, five holes were drilled in the Congo Pit area in 2009 for a total of 1,700 feet. In situ mineral grades for 2009 drilling were determined by geophysical logging including both conventional gamma logging and state of the art Uranium Spectrum Analysis Tool. Titan, now known as Energy Fuels Wyoming Inc. also drilled in the Congo Pit area in 2010 62 exploratory drill holes and 5 monitor wells and 2011 73 exploratory drill holes and 5 monitor wells. There were a total of 140 exploration holes drilled between 2009 and 2011, which total about 44,000 feet.

Sampling and Analysis

The majority of the sample data available for the evaluation of resources for the Sheep Mountain Project is the historic geophysical log data. For the Congo Pit, Sheep Underground, and Sun Mc areas, the majority of the hard copy logs were reviewed both for data verification and for geologic interpretation. The majority of the Sheep Underground logs were also available as scanned images. In addition, the data includes an extensive collection of detailed mine and drill maps, both surface and underground. The underground maps show the extent of mining by date and include rib and longhole data. All pertinent maps with respect to mine design, extent of mining, drill maps, and mapping related to the mine permit have been scanned and rectified digitally. This data is stored at the Company’s Riverton, Wyoming office Mineral resource and reserve estimates for the Sheep Mountain Project are based on radiometric data. As discussed in Sections 14 and 24 of the Sheep Mountain Technical Report, available data indicates that variations in radiometric equlibrium are local in their effect which impacts the mining grade control program but does not appreciably affect the overall mineral resources or reserves. Confirmatory drilling in accordance with NI 43-101 began in 2005. The author did not observe this drilling but has reviewed the geologic and geophysical log data and finds the data to have been collected in accordance with current industry practice and to be reliable. This data confirms historical drilling results and is current and applicable to this Preliminary Feasibility Study. The reader should note that it is common industry practice for the exploration and evaluation of uranium mineralization in the US to rely upon downhole geophysical log data for the determination of the thickness and grade of mineralization. The sampling and assay methods described herein were for the purposes of developing bulk composite samples for metallurgical testing and environmental testing. Downhole geophysical log data was converted to equivalent uranium assays in half foot increments for geophysical logs with digital data. Geophysical logs with only analog data were interpreted using standard methods set out originally by the AEC. The primary method employed for this project is referred to as the half amplitude method. In the case of the half amplitude method the sample thickness is determined by the log signature and while interpreted to the nearest half foot the thickness of the sample varies. The author of the Sheep Mountain Technical Report was trained in this methodology through a short course conducted by Century Geophysical Corporation of Tulsa, Oklahoma and has extensive experience in the interpretation of geophysical logs.

With respect to the 2009 drilling program completed by Titan, drilling and sampling was observed by and/or completed by Titan and BRS personnel, including the author and employees under his direct supervision. These were completed by rotary air drilling to depths exceeding 300 feet using a top drive rotary drilling rig. The drill cuttings were collected continuously during the drilling process, in two foot increments. Over 500 pounds of mineralized material was collected for metallurgical testing. Drill samples for overburden testing were split with a standard rifling splitter with half of the sample sent to Energy Laboratories Inc. of Casper, Wyoming, an independent certified commercial analytical laboratory, for testing in accordance with WDEQ guidelines and the remainder was sealed in plastic bags and is currently stored in an on-site warehouse facility. Drill samples for metallurgical testing were stored and sealed in new 5 gallon plastic buckets. Samples within the mineralized zones as determined by gamma and USAT logging were delivered to Lyntek’s facility in Denver, Colorado for further assay and testing by BRS personnel. A chain of custody was established. Representative sample splits were prepared for chemical assay and were delivered to Energy Laboratories Inc. of Casper, Wyoming, an independent certified commercial analytical laboratory, for assay utilizing standard protocol and adhering to a chain of custody. These assays were used in the selection of samples for metallurgical testing. In addition to the samples from the Congo Pit drilling, mineralized stockpiles from mine material at the Sheep I shaft was sampled, assayed, and utilized for metallurgical testing. Seven samples of the Sheep I stockpile were collected ranging in grade from 0.022 to 0.067% U3O8 and averaging 0.045 % U3O8Bottle roll leach tests have been completed for composite samples selected to represent mineralization at both the Congo Pit and Sheep Underground. The remaining samples, with the exception of reserves sample splits, were utilized in the column leach testing for heap leach amenability.

Security of Samples

Titan has the complete hard copy data set which was passed through the chain of property title from Western Nuclear Corporation; through US Energy Crested Corporation (“USECC”); through the joint venture between UPC and U1; to Titan through its acquisition of UPC and acquisition of U1’s share of the property; and ultimately to Energy Fuels, though its acquisition of Titan. Assays of blind duplicates of select samples and check assays, at Hazen Research, a separate and independent commercial laboratory were completed. The results of the assays compared favorably. The assay data was generally not used to verify the radiometric data as this had already been done using the USAT data. A general comparison of assay data to USAT data was completed and the results were comparable. Radiometric equilibrium determinations are discussed in Section 24 of the Technical Report. No samples were collected during the 2010 drilling program. Drill cuttings were logged in the field. All holes were logged by a commercial geophysical logging company. Geophysical log data was provided in both hard copy and electronic format with the down-hole count data converted to ½ foot equivalent %U3O8 grades. In 2011 both rotary and reverse circulation drilling was completed. Bulk samples from the reverse circulation drilling have been retained in sealed containers stored at the site for further metallurgical testing but no chemical assays have been completed as of the effective date of the Sheep Mountain Technical Report.

Mineral Resource and Mineral Reserve Estimates

The mineral resource estimates presented herein have been completed in accordance with CIM Standards and NI 43-101. Based on the drill density, the apparent continuity of the mineralization along trends, geologic correlation and modeling of the deposit, a review of historic mining with respect to current resource projections, and verification drilling, the Mineral Resource estimate herein meets CIM criteria as an Indicated Mineral Resource.

Mineral Resources

Geologic interpretation of the mineralized host sands was used, along with the intercepts that met the minimum cutoff grade and thickness, to develop a geologic model in which to estimate the mineral resources at the Sheep Mountain Project. The three-dimensional locations along the drill hole drift of all mineralized intercepts were plotted in AutoCAD TM. Each intercept was evaluated based on its geophysical log expression and location relative to adjacent intercepts. Whenever possible, geophysical logs were used to correlate and project intercepts between drill holes. Intercepts that met the minimum grade cutoff but were isolated above or below the host sand horizons; where data sets were incomplete; which did not fully penetrate the host sand were excluded from the mineralized envelope. The mineralized envelope was created by using the top and bottom of each intercept that was within the geologic host sands. The intercepts that were used to make this envelope were then used in the resource estimate GT Contour Method. The Contour Method is a well-established approach for estimating uranium resources and has been in use since the 1950s in the US.

The current geologic and resource model is a 3D model based on geologic interpretation of 18 mineralized zones in the Congo area and 17 mineralized zones in the Sheep area. Mineralized zones from Sheep were projectable down dip to the Sun Mc Area. Once the data were separated by zone an initial area of influence of 50 feet (maximum 25 foot radius or 50 foot diameter) was applied to each drill hole by zone at its drifted location to establish an initial geologic limit to the projection of mineralization. Refinement of the geologic limit and projection of mineralization along trend was then based on specific correlation and interpretation of geophysical logs on a hole by hole basis.

Drill spacing in the Congo (open pit areas) range from roughly 50 foot centers to greater than 100 foot centers. Drill spacing at Sheep Underground area varies from roughly 200 foot centers to over 400 foot centers. Drilling depths at Congo are typically less than 400 feet in the northern portions of the area to generally over 600 feet to the south. Drilling depths at Sheep exceed 1,000 feet but are typically less than 1,500 feet. Drilling depths at Sun Mc are variable depending on terrain but are typically less than 1,000 feet. The Congo mineralized thickness ranges from one foot to over 19 feet. Grade varies from the minimum grade cutoff of 0.1% eU3O8 to a maximum reported grade of 1.87% eU3O8. The Sheep Underground data set is composed of a total of 485 drill holes based on data from 483 historic drill holes and two confirmatory drill holes completed in 2005. Of the 485 drill holes, only 33 were barren and 452 contained mineralization of at least 0.5 -feet of 0.05% eU3O8. Sheep Underground mineralized thickness ranges from 0.5 feet to over 26.5 feet. Grade varies from the minimum grade cutoff of 0.05% eU3O8 to a maximum reported grade of 2.19% eU3O8.

The uranium quantities and grades are reported as equivalent U3O8 (eU3O8), as measured by downhole gamma logging. In the fall of 2009, five rotary percussion holes were drilled on the property to study disequilibrium. Downhole logging of the drill holes was completed using standard gamma technology as well as a Uranium Spectral Analysis Tool (USAT), both supplied by Century Wireline of Tulsa OK. The USAT tool gives a direct measurement of uranium content and therefore allows determination of the equilibrium state of the uranium mineralization intersected in the hole. A total of 34 intervals were measured, showing an overall moderate positive disequilibrium (thus the true chemical grade of the mineralization is slightly higher than the equivalent grade determined by the gamma tool). The results of the resource estimates were not adjusted to account for this positive disequilibrium. Equilibrium data does show some local distribution of uranium values within mineralized zones. The ore control program recommended for this project will account for such variations. Previous studies (RPA 2005 and 2006) also concluded that no adjustment for radiometric equilibrium was necessary.

A unit weight of 16 cubic feet per ton was assumed for all mineral resource and reserve calculations. This assumption was based on data from feasibility studies prepared by previous operators on the mining and production history of the mines within the Sheep Mountain Project

Below is a summary of the total Indicated Mineral Resource estimated for the Sheep Mountain Project:

Sheep Underground	GT Cutoff	>0.30
	Pounds eU3 O8	13,245,000
	Tons	5,640,000
	Avg. Grade % eU3 O8	0.117
Congo Pit Area	GT Cutoff	>0.10
	Pounds eU3 O8	15,040,000
	Tons	6,176,000
	Avg. Grade % eU3 O8	0.122
Sun-Mc	GT Cutoff	>0.10
	Pounds eU3 O8	2,000,000
	Tons	1,080,000
	Avg. Grade % eU3 O8	0.093
Total Indicated Mineral Resource	GT Cutoff	As Above
	Pounds eU3 O8	30,285,000
	Tons	12,895,000
	Avg. Grade % eU3 O8	0.117

This estimate includes deletion of the portions of the mineral resource model which falls within the historic mine limits in the Congo Pit estimated to have removed some 25% of the initial resource estimate and the total reported mined tonnage from the Sheep I underground mine. From review of the Sheep I and II as-built mine plans, it was apparent that little or no ore was mined at Sheep II and that only development work was completed. Historic underground mining in the Sun Mc area is estimated to have removed some 10% of the total resource. Although in many cases the mine maps showed remnant pillars, none of these areas were included in the mineral resource estimate. Thus, the estimate of current mineral resources is conservative with respect to the exclusion of areas affected by historic mining. Estimated mineral resources for potential open pit areas were diluted to a minimum mining thickness of two feet and a cutoff grade of 0.05%U3O8.equates to a 0.10 GT cutoff.

Mineral Reserves

The estimate of mineral reserve for the Sheep Underground is unchanged from the previous reports (BRS, 2010 and 2011). With respect to the open pit mineral reserves, mineral resources for the Congo, North Gap, and South Congo areas were combined into a single comprehensive mineral resource model. Open pit mine designs and sequencing was completed for all areas, and the resultant mineral reserve estimate reflects the current open pit mine designs and economic evaluations.

Below is a summary of the total Probable Mineral Reserve estimate for the Sheep Mountain Project:

	GT			Average Grade
	minimum	Lbs. eU3 O8	Tons	% eU3 O8
Open Pit	0.10	9,117,000	3,955,000	0.115

Underground	0.45	9,248,000	3,498,000	0.132

Total		18,365,00	7,453,000	0.123

The Probable Mineral Reserves are fully included in the total Indicated Mineral Resources for the Congo Pit and are not additive to that total. The Probable Mineral Reserve is that portion of the Indicated Mineral Resource that is economic under current cost and pricing conditions. The cutoff grade of 0.05% eU3O8 at a minimum mining height of 2 foot equates to a 0.10 GT cutoff for the Congo Pit. The cutoff grade of 0.05% eU3O8 at a minimum mining height of 6 foot equals a 0.30 GT cutoff used for the Sheep Underground.

Mine Cutoff Grade

As the operating cost per ton varies substantially between the open pit and underground it is appropriate to have separate grade cutoff criteria for the two operations. The following table provides a calculation of breakeven cutoff grades for both the open pit and underground mines based on current cost forecasts and a sales price of $65 per pound. The costs per ton reflect operating costs only and do not include capital write off. The calculation of breakeven cutoff grade allows for a constant tail or loss in the mineral processing of 0.01 %U3O8. Note that staff and support costs are included in the open pit mining costs. Incremental underground mining costs are solely related to underground mining and mineral processing costs.

	Operating Cost $/Ton	Breakeven Grade % U3O8 @ $65/lb Price
Open Pit Mine and Mineral Processing	$23.87	0.024 % U3O8
Underground Mine and Mineral Processing	$ 52.24	0.046 % U3O8

From this evaluation, and other factors such as minimum mining thickness, the mine design cutoffs were set above the minimum breakeven cutoff grades at:

•	Open Pit
	o	Minimum 2 foot thickness
	o	Minimum grade .05 %U3O8
	o	Minimum GT 0.10
•	Underground
	o	Minimum 6 foot thickness
	o	Minimum grade .075 %U3O8
	o	Minimum GT 0.45

Based on these parameters, the average grade mined from a combined open pit and underground operation is estimated at 0.123 e%U3O8. As mining proceeds, mineralized material encountered below the mine GT cutoff, which has to be excavated as part of the mine plan and would otherwise be disposed of as mine waste, could be salvaged at grades as low as the calculated breakeven grades of 0.024 %U3O8 and 0.046 %U3O8 for the open pit and underground mines, respectively. Without an increase in sales price or a decrease in operating costs, material salvaged at lesser grade would not be profitable. The mineral reserve as stated herein does not include the potential mineralized material, which may be salvaged, which meets the breakeven grade cutoff but is less than the design GT cutoff.

The project is a brown-field development located in a state which tends to favor mining and industrial development. The project has been well received locally and will also provide substantial revenues to both Fremont County and the State of Wyoming in addition to providing long term employment for the region. The author was not aware of any factors including environmental, permitting, taxation, socioeconomic, marketing, political, or other factors which would materially affect the mineral resource estimate, herein.

Mining Operations

A Plan of Operation (“PO”) was submitted and has been accepted as complete by the U.S. Bureau of Land Management (“BLM”), and preparation of an Environmental Impact Statement (“EIS”) is underway with completion anticipated for late 2015. The Company has submitted a revision of its existing Mine Permit 381C to the Wyoming Department of Environmental Quality (“WDEQ”). The permit revision will address improvements to the mine plan, including the proposed uranium recovery facility. Development of an application to the NRC for a combined Source Material and By-product Material License to construct and operate the uranium recovery facility is at an advanced stage of development. This license will allow the Company to process the uranium ore and produce yellowcake at the Sheep Mountain Project site. The subsequent review and approval process for this license by NRC is anticipated to take approximately three years. Submittal of the license application to the NRC is on hold pending the Company’s evaluation of off-site processing options for this project.

The Sheep Mountain Project includes the Congo Pit, a proposed open pit development, and the reopening of the existing Sheep Underground mine. Although alternatives were considered, the recommended uranium recovery method includes the processing of mined materials via an on-site heap leach facility. Mined product from the underground and open pit mine operations will be commingled at the stockpile site located near the underground portal and in close proximity to the pit. At the stockpile the mine product will be sized if needed, blended, and then conveyed via a covered overland conveyor system to the heap leach pad where it will be stacked on a double lined pad for leaching. The primary lixiviant will be sulfuric acid. Concentrated leach solution will be collected by gravity in a double lined collection pond and then transferred to the mineral processing facility for extraction and drying. The final product produced will be a uranium oxide, commonly referred to as yellowcake. Since the Technical Report was completed Energy Fuels has acquired the White Mesa Mill uranium processing plant in Blanding, Utah which creates the option to transport loaded resin to White Mesa for striping, drying, and packaging of yellowcake.

The preferred alternative for the development of the Sheep Mountain Project begins the operation with the open pit and heap leach facility and brings the underground mine into operation some 5 years later such that the forecasted end of mining for both the open pit and underground coincide. This approach defers a substantial amount of initial capital, minimizes risk, and allows for a gradual startup of site activities while maximizing resource recovery. Having the end of mining coincide for both operations optimizes the fixed costs of personnel and facilities. A preliminary feasibility study for the project has been completed which includes the preliminary design and sequencing of the open pit and underground mine operations and the heap leach mineral processing facility. Designs and sequencing are inclusive of pre-production, production, and decommissioning and reclamation.

The current mine design for the Congo Pit includes typical highwall heights in the range of 100 to 400 feet, and reaches a maximum depth of 600 feet in localized areas in the southeast pit corner. The open pit design employs similar design parameters and mining equipment configurations to those used successfully in past Wyoming conventional mine operations. Highwall design is based upon the performance of past projects in the Sheep Mountain and Gas Hills districts, and includes an average highwall slope of 0.7:1, which reflects the average of a 10-foot bench width and 50-foot wall at a 0.5:1 slope. Current data indicates that ground water flow will average less than 150 gpm and will not be encountered until pit 6. The proposed primary stripping fleet consists of scrapers supported by dozers and motor graders. The nominal capacity of this configuration is capable of excavation and placement of over 5 million cubic yards of material on an annual basis. Mining will be completed in a selective manner with a 2 cubic-yard bucket on a medium-size excavator loading two 35 ton articulated mine haul trucks.

The mining method proposed going forward is also a conventional method using a modified room and pillar method, but utilizing modern mining equipment such as jumbo drills and 7 cubic-yard scooptrams for haulage. A new double entry decline will be constructed starting at the Paydirt Pit and ending below the deposit. Haulage from the mine will be accomplished via a 36 inch conveyor within one of the double declines. The existing shafts will be used for ventilation purposes only, with exhaust fans mounted at both locations. If the existing borehole ventilation shafts can be rehabilitated, they will be used as intake shafts.

Risks related to permitting and licensing the project are low as the project is a brown-field development located in a state which tends to favor mining and industrial development. The project has been well received locally and will also provide substantial revenues to both Fremont County and the State of Wyoming in addition to providing long term employment for the region. The project development is timed well with respect to the market and substantial increases in financial return may be realized in what is being forecast as a rising market.

Feasibility Study

On March 1, 2012, Energy Fuels announced the results of the 2012 PFS for the Sheep Mountain Project which updated a previous prefeasibility study on the property prepared in 2010. The 2012 PFS increased the Probable Mineral Reserve to 18.4 million lbs. U3O8 (7.5 million tons at an average grade of 0.123% eU3O8). Total Indicated Resource is 12.9 million tons containing 30.3 million lbs. U3O8 at an average grade of 0.117% eU3O8, which includes the Probable Mineral Reserve of 18.4 million lbs. U3O8 (7.5 million tons at an average grade of 0.123% eU3O8). Under the 2012 PFS, the base plan design provides for concurrent development of both the underground and open pit deposits. The base plan generates an expected pre-tax IRR of 42%, with an expected pre-tax Net Present Value NPV of $201 million at a 7% discount rate, and an expected pre-tax NPV of $146 million at a 10% discount rate. CAPEX are expected to be $109 million.

The Company is considering a modified plan which would be expected to require a much reduced initial CAPEX of $61 million. The modified plan initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations. The modified plan would be expected to generate a pre-tax IRR of 35%, with pre-tax NPV’s of $174 million at a 7% discount rate and $118 million at a 10% discount rate.

Highlights of the 2012 PFS base plan include:

  2012 PFS estimates are based on estimated capital and operating costs for a uranium mine, utilizing both conventional open pit and underground mining methods and heap leach recovery, with a maximum annual capacity of 1.5 million lbs. of U3O8;
  The financial model is based on a long-term uranium price of $65.00/lb. based on historical average prices over the three years prior to the date of the 2012 PFS, and supported by published reports of securities analysts at the time;
  Updated Probable Mineral Reserve of 7,453,000 tons at an average grade of 0.123% eU3O8, containing 18,365,000 lbs. of U3O8, compared to the originally reported (April 12, 2010) 6,393,000 tons at an average grade of 0.111% eU3O8, containing 14,186,000 lbs. of U3O8, an increase of 29.6% in Probable Mineral Reserve over the 2010 prefeasibility study;
  Initial mine life: 15 years, compared to the originally reported 11 years. Average production rate will be approximately 264,000 tons of mineralized material per year;
  Open pit stripping ratio: 8.1 bank cubic yards per pound mined;
  Estimated capital cost: $109 million including allowances for contingency and risk, compared to the originally reported $118 million;
  Estimated operating cost: $32.31 per lb. recovered, as compared to the originally reported $28.67 per lb. recovered;
  Estimated pre-tax NPV at a 7% discount rate: $201 million, as compared to the originally reported $101 million; and
  Estimated pre-tax IRR: 42%, as compared to the originally reported 25%.
  Estimated pre-tax payback period: 3 years, at a discount rate of 5%, as compared to the originally reported 5 years at the same discount rate.

Pre-tax NPV and IRR sensitivities are as follows:

Base Plan - Open Pit and Underground
Selling Price (US$/pound)	$60.00	$65.00	$70.00

Pre-tax NPV @ 5% discount rate	$202 MM	$249 MM	$296 MM
Pre-tax NPV @ 7% discount rate	$161 MM	$201 MM	$240 MM
Pre-tax NPV @ 10% discount rate	$115 MM	$146 MM	$176 MM
Pre-Tax IRR	36%	42%	48%

In summary, the primary changes in the 2012 PFS that improve economics as compared to the previous 2010 prefeasibility study:

  Use of a $65/lb. selling price rather than the $60/lb. price used originally;
  Open pit pounds nearly doubled, based on the increased Probable Mineral Reserve;
  Mine life was extended by 4 years with the expanded Probable Mineral Reserve; and
  Average grade for the project increased from 0.111% eU3O8 to 0.123% eU3O8.

The 2012 PFS was prepared by a group of consultants led by BRS Inc., an independent engineering consulting firm based in Riverton, Wyoming, in collaboration with Western States Mining Consultants and Lyntek Inc. This group also prepared the 2010 prefeasibility study. The 2012 PFS was filed on SEDAR on April 13, 2012.

Permitting

In June 2010, Titan commenced baseline environmental studies to support an application to the NRC for a Source Material and By-product Material License. Work was also initiated on a revision to the existing WDEQ Mine Permit as well as a Plan of Operations (“PO”) for the BLM. Baseline studies included wildlife and vegetation surveys, air quality and meteorological monitoring, ground and surface water monitoring, radiological monitoring, and cultural resource surveys.

Submission of the PO to the BLM was made in June 2011. The PO was accepted as complete by the BLM, and an EIS was initiated in August 2011. Energy Fuels revised the PO in July 2012, consistent with the modified plan presented in the 2012 PFS. In July 2013, the PO was again revised to reflect a new waste rock disposal layout for the open pit mine and an improved and more economical heap leach and processing facility. The revised PO also included the option of transporting ore off-site for processing. Work on the EIS is ongoing with a Draft EIS scheduled to be released for public comment in early 2015.

In October 2011, Titan submitted a draft revision to its existing Mine Permit 381C to WDEQ. WDEQ then provided Titan with review comments as part of its “courtesy review”. The permit revision was completed in 2013 and resubmitted in January 2014. The revision includes expansion of surface and underground mining operations and an updated reclamation plan consistent with current reclamation practices. The Company expects approval of the Mine Permit modification in mid-2015.

Development of an application to the NRC for a combined Source Material and By-product Material License to construct and operate the uranium recovery facility is in an advanced stage of preparation. This license will allow Energy Fuels to process the uranium ore and produce yellowcake at the Sheep Mountain Project site. The draft application to NRC for a Source Material license was reviewed in detail by the NRC in October 2011. The NRC audit report identified areas where additional information is to be provided. The review and approval process for this license by the NRC is anticipated to take approximately three years. Submittal of the license application to the NRC is on hold pending the Company’s evaluation of off-site processing options for this project.

Gas Hills Project

Unless stated otherwise, the following description of the Gas Hills Project is derived from a technical report titled “National Instrument 43-101 Technical Report Update of Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA”, dated March 22, 2013 (the “Gas Hills Technical Report”), prepared by Richard L. Nielsen, PhD., CPG, Thomas C. Pool, P.E., Robert L. Sandefur, P.E., and Matthew P. Reilly, P.E., in accordance with NI 43-101 (the “Gas Hills Technical Report”). The technical report includes an updated NI 43-101 compliant mineral resource estimate. Each of the authors of the Gas Hills Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. The Gas Hills Technical Report is available under Strathmore’s profile on SEDAR at www.sedar.com.

The Gas Hills Project was acquired on August 29, 2013 as a result of the merger transaction between Energy Fuels and Strathmore.

Property Description and Location

The Gas Hills project, located in Fremont and Natrona Counties, Wyoming, totals approximately 14,600 acres and consists of 701 unpatented lode mining claims, one State of Wyoming mineral lease, and one private mineral lease. The property at the date of the Technical Report consisted of 1,711 unpatented claims and a total acreage of about 36,000 acres. The Company has dropped claims in the periphery areas, especially areas of deep, expensive drilling due to the soft uranium market and the sparseness of exploration funding. None of the claims dropped affect the mineral resources as stated in the Technical Report since all of the claims covering the resources have been kept. The properties are in central Wyoming within Townships 32-33 North, Ranges 89-91 West, 6th Principal Meridian.

Of the 701 claims, 607 are unpatented lode mining claims owned 100% by the Company and are located on public lands administered by the U.S. Bureau of Land Management (“BLM”). Ninety-four (94) of the claims are located on split estate lands where the surface is privately owned, but the federal government owns the mineral rights. The claims are listed in the BLM Mining Claim Geographic Index Report (“LR2000”). The latest assessment year is 2015 and the claims are shown as “Active”. Holding costs for the claims include a claim maintenance fee of US$140.00 per claim payable to the BLM before September 1 of each calendar year (BLM increased the fee to $155/claim in 2014) and the recording of an affidavit and Notice of Intent to Hold with the Fremont or Natrona County, Wyoming clerk (as applicable) at a cost of about $10 per claim. Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing appropriate documents and paying the fees described above.

Strathmore entered into an agreement with Elmhurst Financial Group Inc. (“Elmhurst”) on October 31, 2007 to purchase 155 unpatented lode mining claims located in the Rock Hill part of the Gas Hills Project and 18 additional nearby claims were staked on behalf of Elmhurst, of which 173 are still held by the Company. A net production royalty of 5% was assigned to Elmhurst on these claims. No other royalties encumber any other claims in the Gas Hills project.

Strathmore acquired the State of Wyoming Mineral Lease No. 0-42121 (the “Wyoming State Lease”) on April 2, 2007. The lease covers approximately 320 acres in Section 36, Township 33 North, Range 90 West. The Wyoming State Lease is in place until it expires on April 1, 2017. The Wyoming State Lease has a royalty of 5% payable to the State of Wyoming.

On July 28, 2010, Strathmore entered into a mineral lease agreement with James D. Sherlock, Mary Freezer and Donna Robeson as Trustees for South Pass Land and Livestock Company for two parcels of land: 40-acres at the Jeep Project and 40-acres at the Day Loma Project (the “Sherlock Lease”). The Lease is good for an initial 10-year period with indefinite 10-year renewal periods. The mineral owner was granted a 5% net production royalty. As the mineral lease holder does not hold title to the surface of these two parcels, Strathmore entered into a Surface Use and Access Agreement (“SUA”) with the surface holder, Philp Sheep Company. The SUA also includes additional lands at the Loco Lee and Rock Hill projects where Strathmore controls the mineral rights but not the surface estates.

Significant previous drilling and mine production has occurred on and adjacent to the Company’s claims in the Gas Hills. These surface disturbances mainly consist of drill roads, drill sites, haul roads, spoil dumps, and reclaimed, mined-out open-pits. On the Company’s claims, the drill pits have been reclaimed as required by State law. All physical work performed by the company is covered by bonds filed with the Wyoming Department of Environmental Quality (“WDEQ”) and the BLM. Several legacy reclamation programs of historic mining activities are ongoing in the Gas Hills area, including on lands controlled by the Company. These programs are carried out by the WDEQ and its Abandoned Mine Lands Division (“AML”) with cooperation from the BLM. In addition, several former mill tailings sites on adjacent lands have been or will be reclaimed and transferred to the U.S. Department of Energy (“DOE”) for long-term care and maintenance. All of this reclamation activity is performed at the sole cost of the state and federal government.

Prior to any exploration or drilling activities in the Gas Hills project, the Company is required to apply for drilling permits with the WDEQ Land Quality Division (“WDEQ-LQD”) and the BLM. Prior to the issuance of any permit, a reclamation bond is posted by the Company. Strathmore applied for and was granted eight drilling permits covering parts of six properties in the Gas Hills project. Reclamation of the disturbed areas has resulted in significant reductions in the bonds. EFR has two permits still open (some permits have been consolidated or released since the Technical Report was written); drilling can resume at any time, but will require increasing the bonds. Strathmore received BLM approval of the Plan of Operations on February 11, 2013.

Strathmore submitted a preliminary Permit to Mine Application with the state of Wyoming, Department of Environmental Quality, Land Quality Division (WDEQ-LQD) and a preliminary Plan of Operations to the BLM on October 31, 2012. The Company’s preliminary Plan of Operations submitted to the BLM was withdrawn on March 13, 2014, and the Permit to Mine Application was withdrawn from the WDEQ-LQD in early 2014.

For Energy Fuels’ proposed Gas Hills Heap Leach Recovery Facility, the US Nuclear Regulatory Commission (US NRC) has the responsibility to issue a source material license to “receive title to, receive, possess, use, transfer, or deliver any source material after removal from its place of deposit in nature” (CFR 40.1 and 40.3).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gas Hills project is accessible via public roads and highways. The Gas Hills uranium district is near the geographic center of Wyoming. It is partly in Fremont County and partly in Natrona County, midway between the cities of Casper and Riverton. Altitude ranges from about 6,000 feet to over 8,000 feet. A steep north-facing escarpment from 400 to 500 feet high above the surrounding lands, called the Beaver Divide, extends from the southwestern part of the district to the east-central and southeastern parts. The areas north and south of the Beaver Divide are gently rolling semi-arid sagebrush-covered desert.

Climate in the Gas Hills uranium district is continental semi-arid, with annual precipitation of 8-12 inches, mostly falling in the form of late autumnal to early spring snows. The summer months are typically hot, dry and clear except for infrequent rains. Because of the dry climate, almost all of the streams in the area are ephemeral, flowing only during storm events or spring snow melt. Winters are cold and summers are hot. Year-round open-pit mining operations were successfully carried out previously in the Gas Hills uranium district. Studies have found most common native vegetation is sagebrush and to a lesser extent, rabbit brush. No threatened or endangered plants were found on the properties. The Greater Sage Grouse, present in the general area of the project, is being considered for listing as a threatened or endangered species.

Extensive natural resources production in Wyoming provides a highly skilled labor force in the region. Population centers within two hours of the Gas Hills Project include Casper, Riverton, Lander and Rawlins, where labor, equipment and supplies may be obtained. Paved roads from these cities extend to the edge of the Gas Hills Project area. Access and haul roads within the project are graded gravel and are maintained by the State, County and mining companies operating in the area. Functioning power lines, natural gas lines, telephone and fiber optic cable are present or and near the Gas Hills Project area. Several wells producing water for domestic and industrial uses are on or close to the Gas Hills Project area.

History

The Gas Hills uranium district has historically been one of the major uranium mining and production regions of the United States. Total district-wide production totaled approximately 100 million lbs. of uranium from the mid-1950’s to the late 1980’s. Following the initial discovery of uranium in the district in 1953, a staking rush ensued, thousands of mining claims were staked within a few months, and exploration exposed numerous near-surface oxidized deposits. Shipments of ore were sent to Edgemont, South Dakota, or to Vitro’s mill in Salt Lake City, Utah. By 1959, there were five uranium mills operating in the region: Lucky Mc, Split Rock, Susquehanna, Federal-American Partners, and Globe, Inc. In the early-1980’s, the spot price of uranium dropped, and the Wyoming uranium mills were placed on standby and eventually dismantled. The last mill production in the Gas Hills uranium district occurred in 1988 at Lucky Mc. Extensive mill site mine reclamation occurred from the late 1980’s until the present time.

More than 100,000 exploration and development holes were drilled in the Gas Hills from the mid-1950’s to 1979. Since 1990 only a few hundred holes have been drilled, nearly all by Strathmore and Cameco.

The Day Loma uranium mineralization was discovered in the 1950’s and was later owned by Western Nuclear Inc., later acquired by Phelps-Dodge. Mining by open pit and underground continued to 1977 and resulted in the total production of 498,381 tons with a grade of 0.248%, yielding 3,284,593 pounds of U3O8. In 1978, Energy Fuels Nuclear (no relation to the Company) entered into an agreement to purchase the Day Loma properties from Western Nuclear and initiated an aggressive drill program in 1978. In April 1979, Pathfinder Mines completed 200 holes at Day Loma, confirming additional mineralization.

Three mining companies, Gas Hills Uranium, Federal Resources, and Radorock Uranium, formed a partnership and constructed the central Gas Hills uranium mill. Through various reorganizations, this group later became known as Federal-American Partners (“FAP”). FAP signed an agreement with the Tennessee Valley Authority (“TVA”) in the early 1970’s to develop uranium ores in the Gas Hills area. In the early 1980’s TVA acquired all of the mining interests of FAP and subsequently sold them to Power Resources Inc. (“PRI”, which was later acquired by Cameco Corporation) in 1991. Cameco maintained many of the claims until the early 2000’s, when they dropped their rights to mineralization deemed too shallow for in-situ recovery (Loco-Lee and Bullrush), in addition to those claims considered too close to previously mined open pits (Andria, George-Ver, Day Loma, Sunset) and mineralization at greater depths (Beaver Rim).

The Loco-Lee deposit lies adjacent to the Day Loma property and was part of the FAP property. Loco-Lee was sold to PRI/Cameco. Cameco dropped the mineral rights to Loco-Lee, which were later staked by Strathmore. Past production figures for Loco-Lee are not available. American Nuclear reportedly drilled 1,508 holes in Day Loma that provided information for the historical tonnage and grade estimates. Although, not complete, Strathmore was able to acquire information on 652 holes from Cameco. FAP designed a Loco-Lee pit in preparation for mining, and it is evident from shape and extent of the proposed pit that many of the missing holes contain significant uranium mineralization.

Bullrush consists of several separate uranium deposits about one to two miles west of George-Ver at the northwestern extreme of Strathmore’s Gas Hills area. They are located on property that once was part of FAP, Western Nuclear’s (acquired later by FAP), and Union Carbide’s historical land positions. There has been significant historical production from the property, predominantly by open-pit methods and to a lesser extent by underground mining. The FAP portion was sold to PRI in 1991. Cameco dropped the mineral rights to Bullrush, and these were later staked by Strathmore. FAP had previously acquired the Western Nuclear mineral rights in the 1960s. Production records are very limited; however, by 1961 Western Nuclear mined 105,300 tons grading 0.196% for 412,000 pounds of uranium from four shallow open-pit mines. Later, FAP mined additional deposits on their portion (Bullrush, Sagebrush, Tablestakes) of the current property; final production numbers are unknown. On the west side of the Bullrush Property, Union Carbide developed uranium deposits by open-pit mining. Their “George” pits were excavated in the early 1980s to a depth of ~200-250 feet; final production numbers are unknown.

Jeep is a relatively small uranium deposit located about three miles southwest of Day Loma. It is located on property that once was part of the FAP land position. There has been no historical uranium production from this property.

The Rock Hill deposits located in the northeast part of the Gas Hills project area lie north of Cameco’s planned in-situ mining area. The deposits were discovered in the 1950’s as surface outcrop radiometric anomalies. In the 1960’s Vipoint Mining Company’s (“Vipoint”) drilling defined several near surface uranium deposits. Adobe Oil and Gas Company (“Adobe”) in 1975 entered into an agreement with Vipont to develop an open pit mine. During 1977-1981, Adobe drilled about 500 development holes in addition to 50 core holes to delineate two deposits (Rock Hill and Red Horse) adjacent to several mined by Union Carbide and Utah Int’l/Pathfinder. Total past production from the Rock Hill property is unknown.

Strathmore’s property includes portions of the Beaver Rim area, which is located to the south of the target areas previously discussed herein. CAM estimated that approximately 500 to 750 holes were drilled above Beaver Rim prior to 1980. The Allegretti claim group was previously owned by Adobe. Uranium mineralization in the Wind River formation was located by drilling in six horizons, each containing roll type uranium mineralization. Two separate areas about 5,000 feet apart were explored by historical drilling. Twenty exploration holes were drilled in the north area, some of which were located on Strathmore or the Company’s property. Of the twenty holes, 18 encountered evidence of mineralization on four levels. The depth of mineralization is about 1,200 feet.

Geologic Setting

The Gas Hills Uranium District, located in central Wyoming, is about 100 square miles in area and is located within the Wind River Basin that is bounded on the north by the Owl Creek Mountains, on the west by the Wind River Mountains, and on the south by the Granite Mountains, part of the Sweetwater uplift. These mountain ranges consist of Precambrian crystalline basement rocks overlain by unmetamorphosed, mainly marine, Paleozoic and Mesozoic sedimentary rocks Mountain ranges around the Wind River basin were uplifted during the late Cretaceous to early Tertiary Laramide orogeny. Erosion from these basement-cored uplifts deposited terrestrial clastic sediments of the Eocene Wind River formation unconformably upon tilted and deformed Paleozoic-Mesozoic rocks. Arkosic sandstones and conglomerates are common in the Eocene Wind River formation and suggest that alluvial fan deposits helped fill the basin. The coarse clastic rocks are up to 1,800 feet thick in the Gas Hills area and pinch out against Paleozoic/Mesozoic rocks south of the Gas Hills. The arkosic sandstones of the Wind River Formation are the host rocks for all economic important quantities of uranium mineralization in the Gas Hills.

Mineralized trends are developed in the arkosic facies. The Bullrush, Day Loma and Loco-Lee deposits are hosted in the Puddle Springs member in the west Gas Hills trend. The George-Ver deposit is located in the Puddle Springs member in the Central trend; and the Rock Hill deposit is located in the Puddle Springs member in the eastern Gas Hills trend.

The uranium deposits are roll-front type, crescent-shaped in vertical cross section, and with a linear sinuous pattern in plan view. Roll-type uranium deposits are formed where oxidized and soluble uranium is carried down a permeable sandstone bed to a point where it meets reducing conditions. Uranium is reduced and deposited as uraninite and coffinite along the roll-front.

The majority of uranium deposits targeted for eventual production lie at depths from surface to approximately 450 feet in the main part of the Gas Hills Project. Depths to mineralization reach 1,200 feet below the prospective Beaver Rim to the south.

Exploration

Uranium was discovered in the Gas Hills near the center of the district at the north end of what later became known as the Central Gas Hills. As exploration continued, uranium was found at widely scattered localities and after a while it became evident that uranium occurrences were concentrated in three separate areas: a western area, a central area, and an eastern area. Following the initial discovery of uranium in the district in 1953, a staking rush ensued, thousands of mining claims were staked within a few months, and exploration exposed numerous near-surface oxidized deposits. Exploration for roll-front uranium deposits requires drilling for discovery, development and definition of economic deposits. Initial drilling is wide spaced to gather geologic information, including presence of alteration bleaching, traces of mineralization and stratigraphic information. The latter along with the gamma signature from the logging probe, is used to guide location of subsequent drill holes. This is standard procedures in exploration for roll-front uranium deposits. Application of current and historical exploration information, and known geological controls on mineralization, suggest that additional U3O8 could be present in already-identified trends, in addition to areas where sparse drill information is available, where geological conditions appear favorable.

Strathmore’s exploration activities focused primarily on the George-Ver, Frazier LaMac, Loco-Lee, Day Loma, Bull-Rush, Rock Hill, Andrea, Sunset, Table-Stakes areas within the main Gas Hills area. All of these properties have a significant historical resource and at least several hundred historical holes in each property. Beginning in 2007 and continuing to the present, Strathmore’s exploration for uranium in the Gas Hills has involved confirmation drilling of previously-explored areas, along with some step-out drilling in other areas. Definition of the water table, preliminary metallurgical tests, and design of a proposed heap-leach pad and recovery plant were initiated by Strathmore. Exploration and confirmation drilling, in addition to permitting activities were completed as part of a US$8 million program formally announced by Strathmore on June 26, 2012 as a part of a strategic venture with Korea Electric Power Corporation (“KEPCO”).

Strathmore utilized a prompt-fission-neutron (“PFN”) logging tool, gamma-ray probing tools, and select chemical assays for the measurement of uranium in the Gas Hills project. Equivalent uranium values, expressed as eU3O8, were obtained from down-hole gamma-ray probes, assuming that uranium and its daughter products are in radiogenic equilibrium. The probes were standardized and calibrated using test pits operated by U.S. Department of Energy, located in Casper, Wyoming and Grand Junction, Colorado. Many drill holes completed subsequent to November 11, 2011 were logged using a PFN logging tool which gives a direct reading of uranium content.

Strathmore carried out confirmation and development drilling on the Day Loma, George-Ver, Loco-Lee, Jeep and Rock Hill properties. Each of these areas has been the site of past mine production and have historical mineral tonnage estimates. Most of the holes were rotary-drilled, with some reverse-circulation holes and a few cored sections. Strathmore drilling for each of the five areas is summarized below.

Mineralization

Uranium mineralization in the Gas Hills is present in bodies usually referred to as “rolls.” In vertical cross section, they are irregularly crescent shaped. Rolls are the result of oxidized and soluble uranium being transported by ground water to a location within a permeable sandstone host where a reaction within a reducing environment occurs and insoluble reduced uranium minerals are deposited. The contact between oxidized and reduced conditions is called the “roll front”. Reduced uranium minerals, uraninite and a little coffinite are concentrated in the sandstone matrix in the crescent roll. A concave contact separates the roll from adjacent bleached and oxidized host rock barren of uranium. This contact is the “roll-front”. Upper and lower boundaries of mineralization generally are beds of impermeable mudstone. Individual rolls can be a few feet to tens of feet thick. In plan, rolls can be traced for several thousand feet.

In the body of the crescent, individual rolls range from a few inches to many feet in vertical thickness. Average thickness of a well mineralized roll is 10 to 15 feet; many rolls thicker than 20 feet have been mined. The upper and lower horns of the crescent thin away from the body of the crescent. In the Gas Hills, the lower horn normally is greatly extended and thins gradually, whereas the upper horn is short and thins abruptly.

On the concave side of a crescent-shaped mineralized body, relatively light gray colored altered host rock is present. The contact is a slightly irregular narrow zone, and the change from uranium-bearing to bleached or altered rock normally takes place within a distance of three inches or less.

On the convex side of a crescent shape mineralized body, relatively dark greenish-gray unbleached (unaltered) rock is present. The contact between uranium-bearing and unbleached or unaltered rock is an extremely irregular interfingering, mostly gradational feature but the contact between individual fingers of mineralized rock and unbleached host may be moderately sharp. The fingers of mineralized rock point in the direction of unbleached rock; this direction can be thought of as the direction in which the roll is facing.

Uranium is not distributed uniformly throughout a roll, rather, it is typically concentrated in the body of the crescent close to the concave side. High-grade mineralization locally contains several percent U3O8 per ton. The grade progressively decreases away from the high-grade zone.

Drilling

More than 100,000 exploration and development holes were drilled in the Gas Hills from the mid-1950’s to 1979. Since 1990 only a few hundred holes have been drilled, nearly all by Strathmore and Cameco.

Strathmore’s drilling was successful in better-defining mineralized areas and in defining NI 43-101 compliant mineral resources.

Strathmore’s practice was to drill holes by conventional rotary drill rigs using air, foam or circulating drilling mud.

Holes drilled for environmental monitoring of water are designated with a number followed by MW in the Gas Hills Technical Report and are included in the numbering sequence that includes all holes. All holes, including MW holes were logged by gamma probes, and at times, by the PFN probe. Late in 2011 and throughout the 2012 drilling campaign, Strathmore searched for historic drill holes in the principal target areas in the field. When found, these holes were reamed or re-drilled and logged with gamma ray probe and with the PFN tool. Locations of the holes were established with GPS surveying. These recovered historic holes are identified by WO in the respective hole number within the Gas Hills Technical Report. Beginning in May 2012, prior to the effective date of the Gas Hills Technical Report, Strathmore used GAA Wireline Inc. to log holes, and to verify the Strathmore gamma and PFN readings. CAM concluded from its study of all PFN and gamma readings data from Strathmore’s drilling that disequilibrium effects are present and that actual amount of uranium in the drilled deposits may be greater than those indicated by the gamma-ray probe.

Strathmore drilled 60 rotary holes and three core holes in the Bullrush area in 2012. All holes were logged with a gamma ray probe and a PFN tool. Eleven confirmation rotary holes and one core hole were drilled in the area of the historic pit designed by FAP. Strathmore drilled 49 rotary exploration holes and two core holes in the Bullrush West-29 target area. These holes were drilled in a grid pattern, with lines spaced 200 feet apart and holes located at intervals of 200 feet along the lines.

In October 2010, Strathmore initiated drilling on the Day Loma Property. Nine holes were drilled; seven confirmation holes and two monitor wells. The seven holes were drilled to confirm mineralization at the Property and to extend the southeast trend into untested areas. The two monitor wells were drilled for baseline water quality data collection and analysis as required for mine permit submittal, and were all logged for uranium. Two areas within the Day Loma area are considered to have potential for commercial uranium mineralization. One area lies immediately east and south of the old open pit mine, called the Day Loma Southeast Extension target. Thirty-eight holes were drilled in this area, including one core hole in 2012. The second exploration target area drilled was the Northeast target and 25 holes were drilled in this area, including one core hole in 2012. Other holes were drilled across the greater property to confirm the mineralization indicated by the historical database.

Drilling at George-Ver took place from 2007 to 2010. A total of 25 holes were drilled including seven core holes. Uranium mineralization varies from 0.007% to 0.261% eU3O8. Generally, chemical assays ofcore are higher than the gamma-ray probe measurements. Drilling at the George-Ver property in 2011 and 2012 was concentrated in three areas located north, west, and South of the historic Lucky Mc open pit. Twelve rotary holes and seven core holes were drilled in the area located north and northwest of the old Lucky Mc open pit. The holes were logged with both gamma probe and PFN tools. Twenty-four rotary holes were drilled west of the old open pit and 17 rotary holes were drilled south of the old Lucky Mc open pit. All rotary holes were logged with gamma-ray and PFN probes.

The Loco-Lee property was drilled with 15 holes in 2010 and 2011 with three being core. Gamma-ray probe readings vary from 0.019 to 0.404% eU3O8. The 11 holes drilled in 2011 also were logged with a PFN probe to obtain disequilibrium information. The PFN readings generally were greater than the gamma-ray probe. Sixty-five rotary holes and seven core holes were drilled at Loco-Lee in 2011 and 2012. Thirty-eight rotary holes and six core holes were drilled to confirm mineralization in the known area of extensive historic drilling located to the northeast of the old open pits. These holes were drilled on a grid with lines spaced 100 feet apart and holes located 100 feet apart along the lines. In addition, thirteen exploration rotary holes also were drilled in a potential mineral target area north and west of the known mineralized area with extensive historic drilling.

Strathmore started drilling the Rock Hill Property in April 2011. Twelve holes were drilled by reverse-circulation across the Rock Hill deposit to confirm existing historical drilling, retrieval of samples for overburden characterization (mine permit requirement), and for recovery of mineralized samples for mill amenability and column leach tests. The holes are located very close to the claim boundary against adjacent land controlled by others. Strathmore probed each of the twelve 2011 holes, using their standard gamma and PFN logging tools. Strathmore drilled 26 more confirmation rotary holes and four core holes in 2012 at the Rock Hill deposit; each of the holes was logged by gamma and PFN probes. Generally PFN probe readings were higher in uranium values than provided by gamma-ray probes. An additional eight (8) confirmation rotary holes were drilled to the southwest of the Rock Hill mineralization in an area previously mined by Utah International and planned for mining by Union Carbide.

The Tablestakes Project Area is located southeast of Strathmore’s past-proposed Gas Hills uranium recovery facility. Part of the target is an area called Amazon by FAP. Strathmore drilled 13 holes in this Amazon target area in 2012. Holes are widely spaced and drilled on grid lines spaced 400 feet apart, and holes located 400 feet apart on the grid lines. Six (6) additional holes were drilled to the west, in an area of pit highwalls not mined previously by Union Carbide and FAP. All holes were logged with gamma and PFN logging probes.

Strathmore drilled 40 development holes at the Jeep property in 2007. All holes were logged by standard gamma-ray probe, and readings of up to 0.058% eU3O8 were obtained.

Strathmore carried out exploration drilling at several targets south of the Beaver Rim Divide during the summer and autumn of 2012. Location, geologic favorability and previous historic drill testing justified additional exploration in the area. Strathmore drilled 12 rotary exploration holes in the West Diamond target and three rotary exploration holes in the East Diamond area. Nineteen rotary exploration holes were drilled in the South Black Mountain target area. All holes were logged with the gamma probe and several with the PFN tool. No core holes were drilled south of Beaver Rim.

Please refer to the Gas Hills Technical Report for the results of all drilling.

Sampling and Analysis

Historical Data

The bulk of the drilling on the property was undertaken prior to 1980, and is considered “historical” under NI 43-101. Sedimentary roll uranium deposits were historically sampled by measuring the quantity of radiation emitted along the length of a drill hole, and converting these measurements into equivalent grade and thickness of uranium mineralization. Standard logs consist of recordings of gamma, self-potential and resistivity. Equivalent U3O8 content was calculated from gamma logs using industry-standard methods developed by the U.S. AEC. Some check analyses were done by fluorimetric chemical analyses and closed-can radiometric analyses. Any differences between the two analyses would indicate a radiogenic disequilibrium situation where gamma logs did not provide an accurate analysis of the quantity of uranium present. Chemical analyses for uranium were historically done at ISO-certified laboratories.

Strathmore Data

Strathmore’s practice was to drill holes by conventional rotary drill rigs using air, foam or circulating drilling mud. The cuttings were collected over 5 foot intervals and laid out on the ground in rows of 20 samples (100 feet) by the driller. The site geologist examined cuttings in the field to determine rock type and geochemical alteration. Between 2007 and November 11 2011, Strathmore, logged all its holes with gamma-ray probes. A few core holes were drilled to supplement the gamma data, and to provide material for metallurgical testing. Strathmore implemented PFN logging, and select core assaying, in addition to gamma logging. PFN analysis assesses the quantity of uranium present surrounding a drill hole directly by measuring neutrons fissioned from the U235 isotope, thus aiding in determining any disequilibrium which may be present. In May 2011, Strathmore started drilling in the Gas Hills, specifically on the Day Loma, George-Ver, Loco-Lee, Bullrush, and Rock Hill properties, using a reverse-circulation drill rig. A total of 41 holes were drilled and logged with gamma and PFN tools during the summer 2011. Samples were collected for mine and mill permitting requirements. This method allows bulk samples to be collected from surface to total depth (varies from 100-450 feet). The retrieved mineralized samples are substantial in size and can be used for mill amenability and column leach testing to determine the ideal leachant and mill scenario.

Data Verification

Validation of the drill hole database is a key element in preparation of an NI 43-101 report. The drill hole database for the Gas Hills project consists of thousands of historical drill holes with gamma logs, mostly from the 1970s, but also with some from as early as the 1950s. It is recognized that gamma logs are indirect measurements of the amount of uranium present and must be validated. Typically, this process consists of comparing equivalent uranium determined from gamma log interpretations with chemical analyses of rock core recovered from core holes. This process is subject to some degree of uncertainty because the gamma logs and the chemical assays are obtained from different samples: core from the drill hole itself and gamma readings from the material surrounding the hole.

CAM undertook a rigorous statistical comparison of Strathmore’s drilling results with those of historical operators, as shown in Section 12 of the Gas Hills Technical Report. The comparison also included comparison of historical chemical assays of historical drill core with gamma logs of the cored intervals, and comparison of Strathmore’s gamma and PFN logging of the dual-probed intervals. As a result of these studies, CAM concluded that the historical drilling at Day Loma and Rock Hill, augmented by Strathmore’s drilling, were suitable for use in Mineral Resource estimation. There was not sufficient comparative data from George-Ver, Loco Lee, or Jeep to allow estimation of compliant Mineral Resources in these three areas.

A series of 37 laboratory cross-checks between Hazen and IML are available for Strathmore core. This correspondence provides a high degree of confidence in the chemical assay data base.

Metallurgical Studies

The Company’s concept is to mine uranium-bearing material by open-pit and underground methods, heap-leach the mined material, and recover uranium by ion exchange. Strathmore previously contracted Lyntek Inc. of Denver, Colorado, to conduct preliminary metallurgical tests by bottle-roll and column-leach to assess uranium recoveries. Eight composite samples were prepared from drill cuttings obtained from drilling at Bullrush-Tablestakes, Day Loma, George-Ver, Loco-Lee and Rock Hill properties. These were submitted to InterMountain Labs in Sheridan, Wyoming and to Lyntek for metallurgical test work. Results of preliminary bottle-roll tests indicate average recoveries of 89.2%; overall reagent consumption is low.

Security of Samples

The historical sampling, logging, and gamma-probing were subject to the normal industrial security controls typical of the 1950’s to 1970’s. Strathmore’s security practices involved: awareness of chain-of-custody issues, limited access to logging tools through locked storage as approved by the NRC, and continuing calibration of logging tools to assure that no tampering occurred. All drill hole physical samples were locked in storage until sent for laboratory testing.

Beginning in May 2012, Strathmore utilized third-party independent PFN and gamma logging provided by GAA Wireline Inc. of Casper, Wyoming. GAA operated their own logging equipment and at times, provided loggers who operated Strathmore’s company-owned PFN logging truck. GAA provided calibration documentation of test pit runs, which were also reviewed by CAM. The Strathmore PFN and gamma probes from which this data is derived have been frequently calibrated at the Casper and Grand Junction DOE test pits and have shown, with a few exceptions, very little drift between calibrations.

Mineral Resource and Mineral Reserve Estimates

Below is a summary of the total Indicated Mineral Resources estimated for the Gas Hills Project:

Area	Thickness (Ft)	Cutoff Grade (eU3 O8%)	Grade Thickness	Tons (1,000,000s)	Contained Lbs. (eU3 O8 ) (1,000,000's)	Average Grade (eU3 O8%)	Average Thickness (Ft)
Day Loma	1.0	0.035	0.035	1.4	4.0	0.14	4.4
George-Ver	1.0	0.035	0.035	0.9	1.4	0.08	4.1
Total	1.0	0.035	0.035	2.3	5.4	0.13	4.3

Below is a summary of the total Inferred Mineral Resources estimated for the Gas Hills Project(1):

Area	Thickness (Ft)	Cutoff Grade (eU3 O8%)	Grade Thickness	Tons (1,000,000s)	Contained Lbs. (eU3 O8 ) (1,000,000's)	Average Grade (eU3 O8%)	Average Thickness (Ft)
Bullrush	1.0	0.035	0.035	0.9	0.9	0.05	5.7
Day Loma	1.0	0.035	0.035	0.6	1.2	0.10	3.2
George-Ver	1.0	0.035	0.035	0.4	0.5	0.07	3.2
Loco-Lee	1.0	0.035	0.035	1.0	1.2	0.06	3.2
Rock Hill	1.0	0.035	0.035	1.1	1.7	0.08	8.3
Total	1.0	0.035	0.035	3.9	5.5	0.07	5.1

Notes:
(1)	Total pounds, tons, average grade, and grade thickness may not check exactly with totals and averages calculated from table values due to rounding.

The Gas Hills Project contains no NI 43-101 Mineral Reserves.

Key assumptions in the resource estimate are as follows:

•

CAM reviewed gamma ray, PFN, closed can and chemical assay data for all five properties. For Day Loma and George-Ver CAM found that PFN, closed can and chemical assay data supported the assumption that the gamma ray eU3O8 could be used for calculation of indicated and inferred resources. For Bullrush, Rock Hill and Loco Lee the data are suitable for estimation of an inferred resource but believes that additional chemical, closed can and associated PFN and gamma ray data are required for the estimation of indicated and measured resources.

•

CAM reviewed the geometry in three dimensions of mineral intercepts above the grade of 0.035 and a minimum thickness of 1 foot. A content of 0.035% eU3O8 corresponds to a contained uranium value of $35 per ton at a $50 uranium price. A foot is about the minimum thickness that can be selectively mined by open pit methods. This review indicated that likely open pit minable mineralization is confined by elevations or depths. These elevations or depths were used to define limits for a potentially open pit minable resource.

•

Day Loma and George-Ver were historically mined by open pits and by underground workings. The areas of historic mining were excluded from resource tabulation based on the plan footprint of historic mining. Depending on backslope and vertical extent of underground workings, this may be conservative.

•

Grade thickness and thickness contour maps were constructed using all the data and a zero nugget linear variogram. This gives a smooth contour map which honors the data. The contour maps were consistent with usual roll front deposit geometry but all contour maps showed the connectivity associated with potentially minable mineral deposits.

•

Limits of mineralization in plan for each of the 5 areas were provided by Strathmore. CAM reviewed these and found them to be reasonable so resource reporting was additionally constrained to within these areas.

•

Based on a the variogram ranges of a minimum about 200 feet and review of grade thickness contour maps CAM classified resources as inferred if values were interpolated up to 400 ft. and extrapolated to 200 feet and were not indicated. Resources were classified as indicated if values were interpolated up to 282 ft. and extrapolated to 141 ft. Note that indicated must also have an acceptable equilibrium factor.

•

A specific volume of 16.9 cubic feet per ton is suitable for the estimation of tonnage and contained pounds. This is based on current measurements. Although additional specific volume information should be obtained, CAM believes this value is suitable for estimation of an inferred and indicated resource.

Mining Operations

Mining operations have been carried out on areas of the Gas Hills Project at various times in the 1950’s to the 1980’s as discussed above. No current mining is occurring on the project. Although not discussed in the Technical Report, Strathmore had proposed several small open pit mines and a central heap leach recovery plant for uranium from the various resource areas. Strathmore had developed mine and processing permit applications. After acquisition by Energy Fuels, the permitting process was placed on hold.

Permitting

The Gas Hills Project consists of proposed open pit mines with ore to be processed onsite or at a centrally-located processing facility. The Company has completed baseline studies for the Project. Most of the mining activities proposed for the Project are on Federal lands administered by the BLM. Strathmore previously submitted a Mine Permit Application and Plan of Operations (“PO”) to the WDEQ-LQD and the BLM, respectively, in August 2013. The BLM completed public hearings to advance work on the Environmental Impact Statement (“EIS”) pursuant to the National Environmental Policy Act (“NEPA”). In late 2013, Energy Fuels requested that WDEQ-LQD cease review of the Mine Permit Application and that the BLM temporarily delay the EIS process until the company can fully assess the Project’s economics. In March 2014, Energy Fuels withdrew the PO because it became apparent that the mining and processing plans would need to be significantly revised to optimize the project’s economic potential. Energy Fuels continues to cooperate with the AML Division of the WDEQ to advance reclamation of historic mining features within the Project area.

La Sal Project

Unless stated otherwise, the following description of the La Sal Project is derived from a technical report titled "Technical Report on La Sal District Project (Including the Pandora, Beaver, and Energy Queen Projects), San Juan County, Utah, U.S.A.", dated March 25, 2014, prepared by Douglas C. Peters, CPG, of Peters Geosciences, in accordance with NI 43-101 (the “La Sal Technical Report”). The La Sal Technical Report includes an updated NI 43-101 compliant Mineral Resource estimate. The author of the La Sal Technical Report is a “qualified person” and “independent” of the Company within the meaning of NI 43-101. A copy of the La Sal Technical Report is available under the Company’s profile on SEDAR at www.sedar.com.

Energy Fuels had previously filed an NI 43-101 Technical Report for the Energy Queen mine in March 2011 titled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Project San Juan County, Utah March 15, 2011” by Douglas C. Peters. The Energy Queen property is located near the west end of the La Sal Mineral Belt, about three-to-five miles west of the town of La Sal, Utah. In June 2012, Energy Fuels acquired the US assets of Denison Mines Corp. (“Denison”), including the Pine Ridge, Pandora, Snowball, La Sal, and Beaver mines in the eastern part of the La Sal Mineral Belt, as well as property between the Beaver and Energy Queen mines, referred to in this section and in the La Sal Technical Report as the “Redd Block.”

Peters Geosciences was retained by Energy Fuels to prepare a new Technical Report to support disclosure of Mineral Resource estimates for the combined properties now controlled by Energy Fuels in the La Sal Mineral Belt, herein referred to as the La Sal project. The La Sal Technical Report replaced the Energy Queen Technical Report; however, it, in part, relies on information previously disclosed in the Energy Queen Technical Report.

Project Description & Location

The La Sal project consists of four core mineral properties, from east-to-west, the Pandora/ Snowball, Beaver/La Sal, Redd Block, and Energy Queen, all located in San Juan County, Utah near the town of La Sal. Other properties within the La Sal Project include the Pine Ridge property, east of Pandora, and unpatented mining claims and a Utah State Mineral Lease west of the Energy Queen mine. The property stretches for 11 miles in an east-west direction and covers all, or parts of the following Sections: Sections 31, 32, and 33, T28S, R25E; Sections 4, 5, 6, and 7, T29S, R25E; Sections 25, 26, 31, 32, 33, 34, 35, and 36, T28S, R24E; Sections 1, 2, 3, 4, 5, 6, 7, 11, and 12, T29S, R24E; Section 36, T28S, R23E; and Sections 1, 2, and 12, T29S, R23E, SLBM, San Juan County, Utah.

The La Sal project is held by Energy Fuels’ subsidiaries, EFR Colorado Plateau LLC under private surface use and access leases, private mineral leases, Utah State Mineral Leases, San Juan County surface use, access, and mineral lease, and, after the Company reduced the property position by dropping claims without affecting the Mineral Resource, 219 unpatented mining claims on land managed by the U.S. Bureau of Land Management or U.S. Forest Service, that are either owned by Energy Fuels (90 claims) or leased by Energy Fuels (129 claims). After the claim drop the total land package consists of approximately 9,900 acres. The unpatented claims cover about 3,350 acres, the eight Utah State leases total approximately 2,860 acres, the San Juan County leased land contains just over 263 acres, and the six separate surface access and nine private parcel mineral leases apply to a total of 3,430 acres. The La Sal Project consists of four core properties, from east-to-west, Pandora/Snowball, Beaver/La Sal, Redd Block, and Energy Queen. Other properties within the La Sal Project include Pine Ridge east of Pandora and unpatented mining claims and a Utah State Mineral Lease west of Energy Queen. The property covers all, or parts of the following Sections: Sections 31, 32, and 33, T28S, R25E; Sections 4, 5, 6, and 7, T29S, R25E; Sections 25, 26, 31, 32, 33, 34, 35, and 36, T28S, R24E; Sections 1, 2, 3, 4, 5, 6, 7, 11, and 12, T29S, R24E; Section 36, T28S, R23E; and Sections 1, 2, and 12, T29S, R23E, SLBM, San Juan County, Utah.

Annual holding costs consist of rental fees to the BLM at $140/year/claim, due on or before September 1st each year (BLM increased the fee to $155 per claim in 2014). An affidavit of the payment to the BLM must be filed with the appropriate County each year for a nominal fee of about $10 per claim. This applies to all unpatented claims whether owned or leased by Energy Fuels.

Claims Owned by Energy Fuels:

Beaver/La Sal Area: Energy Fuels owns 21 unpatented claims covering parts of the Beaver/La Sal and Snowball Mines.

Energy Queen Area: After the Company reduced its property position by dropping 20 claims without affecting the Mineral Resource as described in the Technical Report, the Company owns 36 unpatented claims covering part of the Energy Queen Mine Mineral Resources and west of the Energy Queen property. In March 2009, Energy Fuels purchased 29 claims from BZU Holdings (Mesa Uranium) in section 1, T29S, R23E. There are no royalties on these claims. The Sunnyside 3-8, Rattlesnake 3, 4, 7, and 8, Buck #1, and Jude #1 and #2 were purchased by Energy Fuels from Uranium One in December 2010. They lie in Sections 1 and 12, T29S, R23E. Uranium One reserved an overriding royalty of 1% on these claims which also are burdened by a 2.5% royalty due to a previous owner of the claims. Since issuance of the Technical Report, the Company dropped some of these claims and retained only the Sunnyside #5-#8 and Jude # 1 and #2 subject to the above royalty. Energy Fuels purchased the Judas 10-13, HEC 23, DOD 1-3, and Daisy 1-8 claims in March 2012 from Kimmerle Mining LLC. Energy Fuels will owe a production royalty (4% net smelter return) to the seller on those claims. These claims lie in Section 31, T28S, R24E, Sections 1 and 12, T29S, R23E, and Sections 6 and 7, T29S, R24E.

Pine Ridge Area: In April 2011, Denison purchased 37 claims on Pine Ridge from six separate claim owners. Due to some overlap and other irregularities, Denison amended the Notice of Location with the BLM on 18 of the claims. Energy Fuels abandoned the other 19 claims and replaced them with 15 new claims covering essentially the same ground. All of these claims are held without encumbrances and lie in Section 33, T28S, R25E and Section 4, T29S, R25E.

Claims Leased by Energy Fuels:

Pandora Claims: Energy Fuels is successor to the Mining Lease of June 16, 1967 and its several amendments between Robert H. Sayre, Jr. and American Metal Climax, Inc. and its successors (to Atlas in 1973; to Umetco in 1988) applicable to 104 Pandora unpatented claims. The claims lie in Sections 1 and 12, T29S, R24E, Section 31, T28S, R25E, and Sections 5, 6, and 7, T29S, R25E. Production from these claims is subject to a royalty to Sayre’s successors of 10% of the contained value of uranium and vanadium, less certain allowable deductions. No annual advance royalties are due.

Martha Claims: A Mining Lease between Robert H. Sayre, Jr. and Atlas dated July 11, 1973 applies to 10 Martha unpatented claims at the east end of the Pandora claims. Energy Fuels is successor to this lease. The terms of the Mining Lease, with respect to production royalty, are the same as the Pandora Mining Lease (above). The Martha claims lie in Section 31, T28S, R25E and Section 5, T29S, R25E. The Mining Lease does not include any requirement for annual advance royalties.

Mike Claims: The Mike claims are the subject of a Mining Lease between various individuals who are all part owners of the six Mike claims and Denison, dated August 1, 2011. That lease supersedes the original 1970 lease between Umetco and the owners. The claims lie in Section 1, T29S, R24E. Production royalties are on a sliding scale for both uranium and vanadium depending on the respective commodity’s market price. The uranium royalty varies from 3% to 8% and the vanadium royalty from 2% to 6% less allowable deductions. There is no annual advance royalty due on these claims.

Crested Claims: Six Crested and two T and A claims are covered by a Mining Lease dated February 1, 2009 between the eight individual owners and Denison. These claims are located in Sections 33 and 34, T28S, R24E and Section 3, T29S, R24E. Energy Fuels pays an annual advance royalty determined by the long term uranium price in the preceding twelve months. Production royalties are on a sliding scale for both uranium and vanadium depending on the respective commodity’s market price. The uranium royalty varies from 3% to 8% and the vanadium royalty from 2% to 6% less allowable deductions.

State of Utah School and Institutional Trust Lands Administration (“SITLA”) Leases:

ML-18301: The Utah State Mineral Lease covering all of the 640 acres in Section 36, T28S, R24E was originally issued to an individual, Robert Manly, on April 25, 1960. Through a series of assignments and amendments, the lease is now held by Energy Fuels. The term of the lease runs through December 31, 2014; it is renewable for as long as minimum royalty and rental fees are paid. The Company has renewed this lease for another 10 year term. The surface of approximately 384 acres of the western part of the lease parcel is owned by Charles Hardison Redd. Energy Fuels has a surface access agreement with Mr. Redd. The eastern part of ML-18301 surface is owned by SITLA. Rights to necessary surface use are granted by the mineral lease. The eastern part of the Beaver/La Sal Mine lies within this lease. The lease is held by paying in advance an annual rental of $1.00 per acre and an annual minimum royalty based on the previous January through November’s average uranium and vanadium market prices. The production royalty on this and other Utah SITLA Leases is 8% on uranium and 4% on vanadium.

ML-27247: Mineral Lease ML-27247 covers 40 acres in the SW ¼ SW ¼ Section 35, T28S, R24E. The lease was originally issued on December 4, 1970 to an individual, Gregory Hoskin. Through a series of assignments and amendments, the lease is now held by Energy Fuels. The term of the lease runs through December 31, 2014; it is renewable as long as minimum royalty and rental fees are paid. The Company has renewed this lease for another 10 year term. The surface of the western 20 acres of the lease parcel is owned by Redd Agri LLC and the eastern 20 acres is owned by La Sal Livestock. Energy Fuels has a surface access agreement with both Redd Agri and La Sal Livestock. Portions of the western part of the Beaver Mine occur on this lease parcel. The production royalty on this lease is 8% on uranium and 4% on vanadium.

ML-27248: As with ML-27247, the Mineral Lease ML-27248 was originally issued to Gregory Hoskin in December 1970 and is now held by Energy Fuels following several assignments and amendments. It covers 80 acres in the W ½ NW ¼ Section 2, T29S, R24E. With the exception of small parcels owned by San Juan School District and La Sal Recreation District, the surface is owned by Redd Agri. Energy Fuels has a surface use agreement with Redd Agri for the remainder. Portions of the western part of the Beaver Mine are located on this lease. The term of the lease runs through December 31, 2014. The Company has renewed this lease for another 10 year term.. The lease is held by paying in advance an annual rental of $1.00 per acre and an annual minimum royalty based on the previous January through November’s average uranium and vanadium market prices. The production royalty on this and other Utah State Mineral Leases is 8% on uranium and 4% on vanadium.

ML-49313: In December 2010, Energy Fuels purchased ML-49313 from Uranium One with the seller retaining a 1% overriding royalty. Uranium One acquired the lease from the original assignee, William Sheriff. This lease covers about 484 acres in the S½, S½ of NW¼, and E½ of NE¼ Section 36, T28S, R23E. The southeast corner of this section is one mile west of the Energy Queen Shaft. The surface is owned by SITLA. Rights to necessary surface use are granted by the lease. This lease is held by payment of $500 per year rental. No annual minimum royalties apply. Energy Fuels has paid to hold this lease to the end of its first term, May 1, 2014 and renewed the lease for an additional 10 year term. The production royalty on this lease is 8% on uranium and 4% on vanadium.

ML-49314: This lease was issued April 30, 2004 to William Sheriff. Sheriff assigned it to Energy Metals Corporation in 2006, which then became Uranium One in 2009. In February 2011, Denison purchased it from Uranium One. Energy Fuels now is the lessee, having acquired this asset from Denison in June, 2012. The lease covers 640 acres, all of Section 32, T28S, R25E. This lies north of the eastern part of the Pandora Mine, but no mining has occurred. The surface is owned by Paul Redd. Energy Fuels has a surface access agreement with Redd to access a Pandora Mine ventilation hole. Holding cost for ML-49314 is $1.00 per acre. The rental of $640 was paid to hold the lease to the end of its first term, May 1, 2014, and the lease was renewed for an additional 10 year term. The production royalty on this lease is 8% on uranium and 4% on vanadium.

ML-49315: The history of ownership of this lease is the same as that of ML-49314, mentioned above. ML-49315 covers almost 138 acres mostly in the NE ¼ and in parts of NW ¼ Section 5, T29S, R24E. Energy Fuels has paid the annual rental of $1.00 per acre to hold this lease until May 1, 2014, and renewed the lease for an additional 10 year term. Portions of the Redd Block Mineral Resources are located on this lease. The production royalty on this lease is 8% on uranium and 4% on vanadium.

ML-49596: The State lease, ML-49596, comprises 640 acres in section 2, T29S, R23E. It was purchased from Uranium One in December 2010 with the seller retaining a 1% overriding royalty. Uranium One acquired the lease from the original assignee, William Sheriff. The surface is owned by SITLA. Rights to necessary surface use are granted by the lease. Holding costs are currently $1.00/acre/year and have been paid to hold the lease until January 31, 2015. The Company has renewed this lease for an additional 10 year term The production royalty on this lease is 8% on uranium and 4% on vanadium.

ML-51440: In September 2008, Energy Fuels was the high bidder on lease ML-51440. The lease covers 160 acres in the N ½ S ½ Section 32, T28S, R24E. Payment of $500 per year is required to hold this lease. Energy Fuels has made the payment to hold until August 31, 2015. The production royalty on this lease is 8% on uranium and 4% on vanadium.

Private Mineral Leases:

Superior Uranium - Energy Queen Mining Lease: A lease to lease the Energy Queens surface rights with Markle Ranch Holdings, LLC was signed on December 15, 2006 for a term of twenty years, which is extendable if mineral production is on a continuing basis. Rental is at the rate of $50.00 per acre for those acres disturbed by such activities, currently about 60 acres, and $10.00 per acre for the remaining undisturbed acreage. Markle also will be paid 1% of market value for any material mined on adjoining properties, if such minerals are removed by use of the mine shaft located on the Markle property. A Mining Lease Agreement to lease the Energy Queen mineral rights from Superior Uranium Inc. was signed on December 13, 2006 for a term of twenty years, which is extendable if mineral production is on a continuing basis. The mineral lease and surface lease cover the same 702 acres located in most of Section 6 and the N ½ NE ¼ and NE ¼ NW ¼ Section 7, T29S, R24E. There are annual payments due on the lease anniversary dates of $50,000, which are advance royalties that will be credited against production royalties. Production royalty will be paid on a sliding scale for both uranium and vanadium from 4% to 8%.

Redd Royalties Block 1-A Mining Lease: The leased parcel referred to as Redd 1-A covers 160 acres in the SE ¼ Section 31, T28S, R24E. An advance royalty of $3.00 per net mineral acre is paid annually to hold the lease. Payment is current to hold the lease until July 1, 2014, and the Company has made payments to hold the lease until July 1, 2015. No mining has occurred on this parcel yet. Production royalty will be 12.5 % of “gross value”.

Redd Royalties Block 1-B Mining Lease: The lease referred to as the Redd 1-B was entered at the same time and in the same form as the Redd 1-A lease described above, but covering different parcels of land. The Redd 1-B Mining Lease applies to 1,400 acres lying in the following sections: E ½ SE ¼, SE ¼ NE ¼ Section 34 and W ½ NW ¼ Section 35, T28S, R24E; in Section 2, T29S, R24E all but the W ½ NW ¼; the SE ¼, E ½ SW ¼ and E ¼ NE ¼ of Section 3, T29S, R24E; and the N ½ Section 11, T29S, R24E. An annual advance royalty of $6,000 is paid to hold this lease. Payment is current to hold the lease until July 1, 2015. The production royalty is 12.5 % of “gross value”.

Redd Royalties La Sal Unit Mining Lease: This lease was entered into on February 5, 2008 between Denison and Redd Royalties for a 20-year term to cover some of the land previously part of the Redd 1-A that had been released from the 1-A lease in 1999. The leased land lies in the following parcels: NE ¼ Section 31, T28S, R24E; S ½ NE ¼, SE ¼ Section 4, T29S, R24E, and the SE ½ Section 5, T29S, R24E. It totals about 683 acres. The annual advance royalty to hold this lease is dependent on the previous 12 month weighted average Ux Consulting Long Term U3O8  Price (Ux Long-Term price). Based on theUxLT price 12-month average dropping below $50/lb., a payment of $8,000 has been made to keep the lease current until February 5, 2016. A “market value” production royalty will be due on a sliding scale ranging from a uranium royalty of 4% when the Ux Long Term price is less than $50/lb. to 10% when the Ux Long-Term Price is greater than $150/lb. The vanadium “market value” royalty varies from 2% at a Ryan’s Notes published value for V2O5 of less than $3.00/lb. up to 6% if the Ryan’s Notes published value for V2O5  is more than $20.00/lb.

Redd Royalties Pine Lodge Unit Mining Lease: On January 31, 1968, Union Carbide entered a mining lease with Redd Ranches, a partnership of 11 members of the Redd family, for the rights to more than 3,680 acres north and east of La Sal, Utah. Partial drops occurred along with assignments resulting in the current lease held by Energy Fuels applicable only to 60 acres described as SE ¼ SW ¼, E ½ SW ¼ SW ¼, Section 31, T28S, R25E. Holding costs amount to an annual $12.00 per net mineral acre, which has been paid until February 2, 2016. A production royalty is due at the rate of 15% of “gross value”.

Redd Royalties West Pine Lodge Unit Mining Lease: Denison began a Mining Lease with Redd Royalties on February 5, 2008 to cover an area previously in the Pine Lodge Unit (above) that had been dropped from the older lease. The current lease held by Energy Fuels applies to 100.4 acres described as W ½ NE ¼ SW ¼; NW ¼ SW ¼ and Lots 2 and 3, Section 31, T28S, R25E. The annual advance royalty to hold this lease is dependent on the previous 12 month weighted average Ux Long-Term price. Annual advance royalties have been paid to hold this lease current until February 5, 2015 in the amount of $2,000. Based on the UxLT price 12-month average dropping below $50/lb a payment of $1,000 has been made to keep the lease current until February 5, 2016. No mining has yet occurred on the subject land. When it does, a “market value” production royalty will be due on a sliding scale ranging from a uranium royalty of 4% when Ux Long-Term price is less than $50/lb. to 10% when Ux Long Term price is greater than $150/lb. The vanadium “market value” royalty varies from 2% at a Ryan’s Notes published value for V2O5 of less than $3.00/lb. up to 6% if the Ryan’s Notes published value for V2O5 is more than $20.00/lb.

Redd Royalties portion of Redd-Mullins Mining Lease: Union Carbide entered a lease with Katheryn Anne Redd Mullins and ten other members of the Redd family on April 16, 1973. It covered 50% of the mineral ownership of 280 acres located in S ½ SW ¼ and S ½ SE ¼ Section 33, T28S, R24E and SE ¼ SW ¼ and W ½ SE ¼ Section 34, T28S, R24E. (See Crawford-Keller and Barton Estate, below for description of the other 50% mineral ownership of these parcels.) The lease has undergone assignments and amendments. An annual advance royalty equal to $30.00 per net mineral acre ($4,200) has been paid to hold this lease current until April 16, 2014. The Company has made the payment to hold the lease until April 16, 2015. It is the intent of Energy Fuels to continue to hold this lease beyond that date. The production royalty on the 50% mineral ownership on this leased land is like that due on the other older leases, such as Redd 1-A. Production royalty is 12.5% of “gross value”.

Crawford-Keller portion of Redd Mullins Land: A 20-year mining lease was entered between Denison and the Erma Crawford Family Trust on April 1, 2008. It applies to the Crawford’s 25% mineral ownership of 240 acres of land situated in S ½ SW ¼ and SW ¼ SE ¼, Section 33, T28S, R24E and SE ¼ SW ¼ and W ½ SE ¼, Section 34, T28S, R24E. The annual advance royalty to hold this lease is currently paid in the amount of $625/year each to two individuals through April 1, 2015. This amount is based on a sliding scale determined by the 12-month weighted average Ux Long-Term price. Production royalty here is variable, based on a “market value” ranging from a uranium royalty of 3% when Ux Long Term price is less than $50/lb. to 8% when Ux Long-Term price is greater than $150/lb. The vanadium “market value” royalty varies from 2% at a Ryan’s Notes published value for V2O5 of less than $3.00/lb. up to 6% if the Ryan’s Notes published value for V2O5 is more than $20.00/lb.

Barton Norton Estate portion of Redd-Mullins Land: Denison entered a Mining Lease with Joel Norton, representative of the Thora Barton Norton Estate on April 25, 2008. The lease covers a 50% mineral ownership on 40 acres located in the SE ¼ SE ¼ Section 33, T28S, R24E. The other 50% mineral right resides with Redd Royalties, described above in the Redd-Mullins Mining Lease (Section 4.4.7) . The annual advance royalty payment to hold the Barton Norton mineral lease is based on the weighted average Ux Long-Term price in the previous 12 months, currently $4,000. The advance royalty is paid through April 25, 2014. The Company has made the payment to hold the lease until April 25, 2015. It is the intent of Energy Fuels to continue to hold this lease beyond that date. Production royalty here is variable, based on a “market value” ranging from a uranium royalty of 3% when Ux Long-Term price is less than $50/lb. to 8% when Ux Long-Term price is greater than $150/lb.

San Juan County Mineral Lease: A Metalliferous Mineral Lease between San Juan County, Utah and Hecla Mining Company was signed April 17, 1967. This gave Hecla the right to explore and mine some 262.69 acres located in the S ½ S ½ Section 32, T28S, R24E and most of the NW ¼ Section 5, T29S, R24E. Two small private parcels in the NW ¼ Section 5 are excluded. A very small parcel, 0.18 acre in Section 10, T29S, R24E, is included in the lease. Hecla assigned 50% interest in the lease to Union Carbide in December 1976 as part of the Hecla-Union Carbide joint venture. The Hecla-Union Carbide JV operated the Hecla Shaft (now the Energy Queen Shaft) immediately to the west of Section 5 on the Superior Uranium Lease. The lease is held by an annual payment of $1.00 per acre. Energy Fuels has paid the lease to maintain it through December 31, 2014, and made the payment to hold the lease until December 31, 2015. An amendment to the lease in January 1968 changed the production royalty to match that used by the State of Utah on its metalliferous leases. The lease contains mineral resources that are part of the Redd Block Mineral Resources described later in this section. The mineral lease allows for surface use necessary for exploration and mining.

Mines on private and state lands require an approved Notice of Intent (“NOI”) with the Utah Division of Oil, Gas and Mining (“DOGM”). If the mine generates water, a ground water discharge permit is required for the treatment plant and ponds and a surface water discharge permit is required for discharge of treated water. Both permits are issued through the DWQ. Air permits for air emissions including radon are issued by the Utah Division of Air Quality (“DAQ”); however, smaller mines are typically exempt. Water well permits, water rights, and stream alteration permits are issued through the Division of Water Resources (“DWR”). On federal land, all the state permits listed above are required; however, a Plan of Operations (“POO”) and a review under NEPA are also required by the federal land managing agency. The company’s mines are all existing mines in historic mining areas and approvals by the BLM and U.S. Forest Service (“USFS”) have been obtained under Environmental Assessments (“EAs”) and Findings of No Significant Impact (“FONSI”).

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The La Sal Project property is easily accessed from the all-weather Utah State Highway 46. Utah 46 enters the project land near the west-central edge of ML-49596 (Section 2, T29S, R23E) about 2 miles east of the intersection of Utah 46 with U.S. Highway 191 at La Sal Junction. Utah 46 stays within or very near the Project land for the next 10 miles to the east. All State and U.S. highways in this area are paved roads with weight limits for 18-wheel trucks of 80,000 pounds and are maintained year round. Utah allows for trucks to pull an auxiliary trailer which results in some trucks hauling more than 75,000 net pounds per trip.

The area is semi-arid. Temperatures range between an average low of 41oFto an average high of 72oF. Less than 10 inches of precipitation falls per year. Winters are not too severe, although there are numerous snow storms, the temperature drops below 0oF at times, and snow can accumulate to over a foot in the lower areas and more than two feet at times on Pine Ridge. The region of the La Sal District Project central area is characterized by a broad shallow valley of hay fields and pasturelands at an elevation between 6,400 and 7,000 feet. Hills cut by small canyons occur at the west end and even higher elevations of about 7,800 feet are reached at Pine Ridge on the east end. All elevations within 4 miles of the center and west end of the property support moderate growths of sage and rabbitbrush along with other brush, forbs, cactus, yucca, and grasses. Higher elevations contain juniper and piñon pine in the rocky soils along with scrub oak, aspen, and ponderosa pine on Pine Ridge to the east.

La Sal, Utah is a small town, currently home to about 200 people. It has been a hub to area ranchers, uranium and copper miners, and oil drillers for many years, as well as a supply stop for recreationists. A small grocery store and post office are located on the highway. The State of Utah and San Juan County both have road maintenance shops in La Sal. Larger population centers of Moab and Monticello, Utah are 22 miles north and 34 miles south, respectively, from La Sal Junction on Highway 191. Before the cessation of mining at the Beaver and Pandora Mines in late 2012, many of the workers also came from the Nucla-Naturita and the Dove Creek areas of Colorado, each about 55 miles away to the east and south, respectively. Larger cities with industrial supply houses include Cortez, Colorado 100 miles to the south and Grand Junction, Colorado about 140 miles to the north.

Permanent structures existing at the Energy Queen site include the headframe and a metal building containing an office, shop, showers, warehouse, and the hoist. The compressor is located in a separate building. One cased vertical ventilation hole was established into the mine working level. A small water treatment building and settling ponds are located on the San Juan County land in Section 5. During earlier operations, water was treated with barium chloride to remove radium.

The Beaver and La Sal Mine are accessed through the La Sal decline with rubber-tired equipment. Men and supplies enter through this portal. The principal shop, offices, and warehouse facilities used by all mines in the district are housed at the surface facilities of the La Sal Decline. There are large fenced yards as well as buildings for equipment and supply storage. It is used as a central receiving site for bulk and large orders which are then distributed to the other Energy Fuels’ mines in the district and other parts of the region. The shop areas include facilities specific to electrical equipment, drills, mobile diesel equipment, and welding. Engineering, geology, safety, environmental, and mine supervisory and clerk offices are located here. There are also staff and mine crew’s dry rooms. Ample ore stockpile space is available for easy truck load-out for transporting ore to the White Mesa Mill. Electrical lines and substations exist and are adequately sized for any future production potential of the Mineral Resources. The La Sal Mine is dry, so no water treatment facilities are needed.

The surface infrastructure at the Beaver Shaft location consists of the hoist house, hoist, and headframe. The shaft is 690 feet deep to the underground haulage level at the loading pockets top grizzlies and 750 feet total depth. There are three pockets, two of 70 ton capacity and one of 90 ton capacity. This arrangement allows for separation of ore and waste. The skips dump into an ore bin from which the ore is trucked a short distance to a stockpile and subsequently loaded in to the trucks for haulage to the Energy Fuels Mill. The shaft conveyance system is certified for man trips, although the routine access for personnel is through the La Sal decline. Another building houses the compressors which supply compressed air for the underground workings in the Beaver Mine. Power lines and substations are in place. The Beaver Mine is a dry mine, therefore, no water treatment facilities exist.

Access into the Pandora Mine is through a decline with rubber-tired equipment. Surface facilities here are less than at the other mines. It consists of a small office and shop buildings. A third building with a dirt floor is used for storage of materials and equipment. Power lines exist to the mine with enough capacity for the required load of potential future mining. The Pandora Mine is a dry mine.

In 1980, Umetco was planning to sink another shaft to access the Redd Block Mineral Resource. The project did not progress too far. The infrastructure at the Redd Block associated with a possible new shaft consists of a cleared and leveled site large enough for future construction of all surface facilities that would be required. The power line and transformers are installed and the concrete base for a compressor building has been poured. As mining progresses, a water table in the Salt Wash sandstone host horizon will be between the current Beaver western mine advance and the east end of the Redd Block Mineral Resources. Seven monitor wells were installed by Denison around this proposed shaft site.

Electric transmission and distribution lines exist throughout the project area, of sufficient size to supply the load the mines demanded in the past. Several substations exist and the electricity supply is adequate for additional demand. Natural gas is also available for any future production needs.

History

Numerous underground mines near outcrops in the eastern part of the La Sal trend (in the La Sal Creek Canyon District) were mined for vanadium and uranium during the early 1900s. Sometime after World War II (approximately 1948-1954), exploration work on Morrison Formation outcrops in the west end of the district resulted in the discovery of the Rattlesnake mine (open pit) two miles west-southwest of the Energy Queen shaft. Deeper deposits of the central La Sal trend (in the area of the La Sal Project) were discovered in the 1960s and developed for production in the 1970s through vertical shafts and declines. The La Sal project and La Sal Creek District production, through 1980, amounted to about 6,426,000 pounds U3O8 (average grade of 0.32% U3O8) and nearly 29,000,000 pounds V2O5 (average grade of 1.46%) . Most production in the district was derived from fluvial sandstones, mainly in the upper part of the Salt Wash Member of the Morrison Formation of Jurassic age.

The Pandora mine was operated by Atlas Minerals in the 1970s and early 1980s. Umetco Minerals (Union Carbide) operated the Snowball, La Sal, and Beaver mines during the same time period. The Energy Queen mine, then known as the Hecla Shaft, was started in 1979 by the Union Carbide/Hecla Joint Venture. The mine stopped production in 1983 due to inadequate uranium prices. GEUMCO (General Electric Uranium Mining Company) operated the Pine Ridge mine in the late 1970s, producing from a sandstone lens in the Brushy Basin Member of the Morrison Formation. Pine Ridge was acquired by Minerals Recovery Corporation in 1981 which developed a decline to the Salt Wash Member of the Morrison Formation, but halted operations before any significant production. A small mine produced in the eastern part of Section 2 (ML-49596) during the early 1980s. The amount of production from this mine is unknown. Low uranium and vanadium prices forced all production throughout the district to cease about 1991. Ores from these mines have been successfully processed at the now dismantled Uravan Mill (Umetco), the now dismantled Moab Mill (Atlas), and the operating White Mesa Mill, now owned by Energy Fuels.

Denison began producing from the Pandora Mine in 2006 and later from the Beaver Shaft/La Sal decline following its acquisition of International Uranium Corporation. The production by Denison, and Energy Fuels following its acquisition of Denison’s US assets, between 2006 and 2012, at the Pandora was 290,000 tons of ore. The production by Denison and EFR between 2006 and 2012 from the mines in the La Sal Project area was 412,000 tons of ore (1,658,000 lbs U3O8 at an average grade of 0.20% U3O8 and 8,431,000 lbs V2O5 at an average grade of 1.02% V2O5).

From 2008 through mid-2012, Denison drilled 225 exploration and fill-in (confirmation) holes in the project area. Energy Fuels drilled another 27 holes on the Energy Queen property and the State land to the northwest of the Energy Queen from 2007 through 2012. Due to declining uranium prices, production ceased in October 2012 at the Beaver/La Sal and in December 2012 at the Pandora. Both mines were put on a standby status and are currently maintained in conditions that would allow them to be placed back into production within a few months’ time.

Geologic Setting

The Colorado Plateau covers nearly 130,000 square miles in the Four Corners region of the U.S. The La Sal project and other properties held by Energy Fuels lie in the Canyon Lands Section in the central and east-central part of the Colorado Plateau in Utah and Colorado. The Plateau’s basement rocks are mostly Proterozoic metamorphics and igneous intrusions. The area was relatively stable throughout much of the Paleozoic and Mesozoic Eras with minor uplifts, subsidences, and tiltings resulting in fairly flat-lying sedimentary rocks ranging from evaporites, limestones, and marine clastic sediments, through eolian sandstones, to detritus of fluvial systems.

The significant uranium deposits in the La Sal project occur in the late Jurassic Morrison Formation. The Morrison comprises two members in the La Sal area. The lower member, the Salt Wash, is the main uranium host. The upper part of the Morrison is the Brushy Basin Member; it is from 350 to 450 feet thick. The Salt Wash, approximately 300 feet thick, consists of about equal amounts of fluvial sandstones and mudstones deposited by meandering river systems flowing generally toward the east. The Brushy Basin was deposited mostly on a large mud flat, probably with many lakes and streams. Much of the material deposited to form the Brushy Basin originated from volcanic activity to the west. The majority of the uranium production has come from the upper sandstones of the Salt Wash Member known as the Top Rim (historically referred to as the “ore-bearing sandstone” or OBSS), which ranges from about 60 feet to 100 feet thick.

Light-brown and gray sandstones and conglomerates of the 200-foot thick Cretaceous Burro Canyon Formation overlie the Brushy Basin. These crop out in the eastern part of the La Sal project (over the Pine Ridge, Pandora, and La Sal/Snowball areas). This formation contains interbedded green and purplish mudstones with a few thin limestone beds. The Burro Canyon Formation is exposed covering the Brushy Basin at the west end of the La Sal project, on the State sections and claims west of the Energy Queen. Locally, silicification altered the limestones to chert and some of the sandstones to orthoquartzite. Orthoquartzite cobbles and boulders litter the Brushy Basin slopes. In the central part of the La Sal Project (Beaver Mine, Redd Block, and Energy Queen), the Burro Canyon is covered by a layer of alluvium and gravels shed from the La Sal Mountains to the north. These gravels vary in thickness from a thin veneer to over 120 feet thick.

The La Sal District uranium-vanadium deposits are similar to those elsewhere in the Uravan Mineral Belt. Host rocks within the areas surrounding the La Sal Project consist of oxidized sediments of the Morrison Formation, exhibiting red, hematite-rich clastic rocks. Individual deposits are localized in areas of reduced, gray sandstone and gray or green mudstone (Thamm, et al., 1981). The Morrison sediments accumulated as oxidized detritus in the fluvial environment. However, there were isolated environments where reduced conditions existed, such as oxbow lakes and carbon-rich point bars. During early burial and diagenesis, the through-flowing ground water within the large, saturated pile of Salt Wash and Brushy Basin material remained oxidized, thereby transporting uranium in solution. When the uranium-rich waters encountered the zones of trapped reduced waters, the uranium precipitated. Therefore, deposits vary greatly in thickness, grade, size, and shape. Vanadium may have been leached from iron-titanium mineral grains and subsequently deposited along with, or prior to the uranium.

Exploration

Outcrops within a few miles of the La Sal project were explored by prospectors in the early 20th century for their radium and vanadium content. Prospecting was mostly done by exploring outcrops of the Morrison Formation in the canyon walls of the east end of the La Sal Trend and other parts of the Uravan Mineral Belt farther east and the Chinle outcrops to the south. Beginning about 1936, when several mills were built in the region to process the vanadium ores, prospecting intensified in the areas of the outcrops. Shallow drilling on the benches above the outcrops was beginning. Uranium exploration in the region began in the mid-1940s resulting in the discovery of the Rattlesnake deposit in about 1948. Improvements in equipment led to increased amounts and depths of drilling. The USGS conducted extensive uranium exploration and geologic evaluation in the entire region from the late 1940s, resulting in numerous publications. The Rattlesnake deposit is the only outcropping uranium deposit on the Energy Fuels La Sal Project property. All other exploration on the Project has been by drilling, described below. During the operation of the underground mines, longhole drill programs are essential to explore for mineralized material not found by the surface holes. This is especially helpful if the surface hole spacing is larger than about 100 feet.

Mineralization

The uranium- and vanadium-bearing minerals occur as fine grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace some carbonaceous material and detrital quartz and feldspar grains. The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH).Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydromica. Traces of metallic sulfides occur. In outcrops and shallow oxidized areas of older mines in the surrounding areas, the minerals now exposed are the calcium and potassium uranyl vanadates, tyuyamunite, and carnotite.

Some stoping areas in the Beaver/La Sal and Pandora/Snowball Mines are well over 1,000 feet long and several hundred feet wide. The Indicated Mineral Resources of the Redd Block and Energy Queen mine identified through drilling are of similar size. Individual mineralized beds vary in thickness from several inches to over 6 feet. Throughout much of the La Sal District there are three horizons in the Top Rim that host the mineralization. They are 25-40 feet apart.

Kovschak and Nylund (1981) report no apparent disequilibrium problems in the other mining episodes of the La Sal area. Mining and milling by Denison and Energy Fuels shows that well-calibrated gamma probes used by the mining personnel equate well to the mill head grades indicating no significant disequilibrium exists. This is generally true of the Salt Wash uranium deposits because of the age of the mineralization and the hydrologic history of the host rocks. Therefore, Energy Fuels has no reason to anticipate any disequilibrium conditions within the unmined portions of the deposits on the project property.

Drilling

The area at and around the several mines on the La Sal project was extensively drilled from the late 1960s through early 1980s. The targets were the upper sandstones of the Salt Wash Member of the Morrison Formation. The drilling down dip from the Rattlesnake mine discovered mineralization locally in Section 1, T29S, R23E (mostly mined-out since then; Energy Fuels has not reviewed any information on the historic drilling in Section 1). Throughout the 1960s and into the 1970s, drilling progressed westward from the head of La Sal Creek canyon discovering Morrison uranium deposits under several hundred feet of cover (Pandora, La Sal, and Snowball mines). Drilling continued westward and intensified in the later 1970s, discovering large uranium-vanadium deposits which were developed by vertical shafts (Beaver Shaft and Hecla Shaft). The Redd Block deposit was located and mostly defined in the late 1970s.

Most of the past exploration on the Beaver/La Sal, Redd Block, and Energy Queen properties performed by Union Carbide was in the period 1972-1984. A few holes were deep enough to explore the basal Chinle horizon. Much of the exploration and development drilling at the Pandora mine was done in the 1970s by Atlas. GEUMCO and its successor, MRC, drilled extensively on the Pine Ridge property from the mid-1970s through 1985. The Company owns the data on some 2,200 drill holes within the boundary of the property held as the La Sal Project.

In 2008, following the dormant period after Umetco stopped mining at the Beaver and Pandora Mines in 1991, Denison began a drill project at the Pandora mine in an attempt to extend ore being followed in the underground mining operation. The historic drilling provided the best guide to drill offset holes. From 2008 to 2012, Denison drilled a total of 220 rotary and core holes over the Pandora, Beaver/La Sal Mines and the Redd Block areas. These holes were drilled to verify historical drilling data and to test the favorable ground adjacent to the mines. Holes were drilled on approximately 100 foot centers where the terrain allowed. Denison’s exploration drilling at the La Sal Project in 2008 and 2009 focused on the East Pandora mining area, southwest and northeast of the existing workings. During the two year exploration campaign significant mineralization was intercepted in and around the Pandora mine. During 2010, Denison completed 60 rotary holes in close proximity to mine workings around the Beaver mine and 11 holes at East Pandora. Most of the holes were drilled in relatively close proximity to current mine workings with the purpose being to identify targets that could be quickly accessed, or to infill areas close to the mine with very spare historical drilling. In 2011 a total of 68 holes were completed, including nine monitor wells. Four holes were cored in the West Beaver area to assay for both uranium and vanadium. In 2012, a total of 40 rotary holes were drilled in the Redd Block area.

Before purchasing Denison’s USA assets, Energy Fuels drilled 27 holes on the Energy Queen property and the State land to the northwest of the Energy Queen from 2007 through 2012. Twenty holes were drilled by Energy Fuels at the Energy Queen from October, 2007 to January 2008 totaling 14,450 feet. Energy Fuels’ drilling was done at 100 feet or greater centers. The purpose of the exploration drilling for Energy Fuels was to verify some of the older drilling, to obtain more stratigraphic information for mine planning of the Energy Queen mine, and to add more resources to the mine inventory. Energy Fuels’ drilling discovered uranium grades comparable to historical drill holes.

Sampling and Analysis

EFR has not conducted widespread and definitive sampling related to exploration on the La Sal Project. The equivalent uranium content (eU3O8) can easily be estimated radiometrically with properly calibrated Geiger Counters and scintillation instruments. During underground mining, samples are often collected where the appearance of the rock suggests it is ore-grade, but the radioactivity is low. This usually represents low uranium content but higher vanadium content. The samples are assayed for both uranium and vanadium. Standard industry laboratory practices are used for chemical assaying of uranium and vanadium.

Union Carbide’s preferred method of exploration in the late 1970s and early 1980s was to rotary “plug” drill through the upper part of the hole, then core through the Top Rim uranium-bearing sandstone horizon. This allowed the company to do assays for both uranium and vanadium. Core from drill holes is logged for its lithology, scanned with a Geiger Counter, and any zone of mineralization is split along the axis of the core. One half is sent for assaying and the other half is retained with the other core. These tasks were mostly performed by personnel of Union Carbide who were experienced in uranium exploration, sampling, and analytical methods, and the summary data appear to be in conformity with technological standards at the time. EFR and Denison follow similar practices on recent core and will continue such practices on future core samples.

Conventional rotary drilling produces sand-sized particles which cannot be assigned an exact footage interval by the time they reach the surface. Mixing with cuttings from higher in the drill hole can occur; therefore, they do not yield samples adequate for grade estimation. Instead, downhole electric and radiometric logging is relied on for rotary holes. However, assaying of cuttings from ore zones can give an approximate V2O5:U3O8 ratio.

Security of Samples

Because EFR has not performed bulk sampling for exploration or resource estimation, the results of historical preparation techniques and analyses have been relied upon as being reasonably accurate. As mentioned in Section 6, some personnel currently on EFR’s staff have personally been involved in work at the La Sal Project since the early 1980s. It is believed that the lithology, core assays, and diamond drill logging information of the previous operators is a reasonable representation of actual in situ conditions because standard industry practices were followed by all operators.

The probing was conducted by Denison staff using Mount Sopris downhole logging equipment. Gamma counts per seconds were converted to geologic equivalent uranium grade intervals using Denison’s in house Gamlog program, accounting for K-factor, dead time, water factors, and pipe factors. All gamma probes used were calibrated often at the U.S. Department of Energy calibration pits in Grand Junction. Logging of the Energy Fuels drilling at Energy Queen followed the same procedures with identical equipment.

Mineral Resources

Since the La Sal project covers a length of eleven miles and includes several mines from east to west, the project was divided into four blocks: Pandora, Beaver/ La Sal, Redd Block and Energy Queen. The mineral resource estimation for the La Sal project is based on the gamma logs from 1,993 historic rotary drill and core holes, 247 holes drilled by Energy Fuels and Denison from 2007 to 2012, and approximately 500 underground long holes. Mineral Resource estimates have been calculated using a modified polygonal method. A minimum composite intercept GT value (grade X thickness) of 0.10% ft eU3O8 was used as a cutoff. The cutoff of a mineralized intercept in individual holes is 0.10% U3O8, with a select few holes as low as 0.05% U3O8. Mining assumptions were used in determining a cut-off grade for the resource estimates. The mineralization in the La Sal project is interpreted as being hosted in the Top Rim sandstone of the Salt Wash Member of the Morison Formation. Total thickness of the host sandstone is between 60 and 100 feet.

Mineral Resource estimates have been made for the La Sal Project. The Mineral Resources are classified as defined in the National Instrument 43-101 and in accordance with CIM Standards on Mineral Resources and Mineral Reserves. They are grouped by logical mining unit subareas and summarized as follows:

Mines	Tons	U3 O8 Lbs.	Avg. Grade(U3 O8 )	V2 O5 Lbs.	Avg. Grade( V2 O5 )

Energy Queen
Measured	262,000	971,000	0.19	5,100,000	0.97
Indicated	81,000	268,000	0.17	1,409,000	0.87
Inferred	43,000	79,000	0.09	417,000	0.48
Redd Block
Measured	336,000	1,260,000	0.19	6,615,000	0.98
Indicated	35,000	47,000	0.07	249,000	0.35
Inferred	95,000	171,000	0.09	900,000	0.47
Beaver/La Sal
Measured	215,000	800,000	0.19	4,199,000	0.98
Indicated	9,000	33,000	0.18	173,000	0.96
Inferred	29,000	67,000	0.11	352,000	0.60
Pandora
Measured	196,000	701,000	0.18	3682,000	0.94
Indicated	6,700	19,000	0.14	99,000	0.73
Inferred	18,000	44,000	0.12	232,000	0.66

Total(Mea+Ind)	1,142,000	4,100,000	0.18	21,525,000	0.94
Total(Inf)	185,000	362,000	0.10	1,902,000	0.51

The older drilling was often on 200-foot centers in portions of the district. The 2007-2008 drilling program on the Energy Queen lease partially consisted of fill-in holes on 100-foot spacing, as did the Denison drilling. Therefore, many polygons for Measured Mineral Resources are circles with a 100-foot diameter, thus 7,854 square feet of area, reflecting just a 50-foot influence distance centered on the hole. At locations where drifting or stoping has removed portions of polygons, there have been reductions to the resources assigned those polygons. The same method of polygons is used for resources on the entire district. Where drilling is closer than 100-foot spacing and the circles intersect, they are truncated to polygons by the perpendicular bisector method. Intercepts in surface rotary and core holes, and underground long holes, were assigned as Measured Resource. The contained metal associated with that drill-hole is calculated from the thickness, grade and area of influence of the drill-hole intercept. A tonnage factor of 14 cubic feet per ton is used for Salt Wash deposits.

An Indicated Mineral Resource block is drawn between two drill holes or among several drill holes which have to meet two criteria: first, mineralization between and among drill holes has to correlate well within the same zones (U1. U2. U3) within which the mineralization is believed to be continuous between drill holes; and second, the distance between two drill holes cannot be over 200 feet apart. Otherwise an Inferred Mineral Resource will be assigned. No Indicated or Inferred Resources will be calculated between two holes when mineralization intercepts in these two holes are on different horizons and does not support the mineralization continuity. The grade and thickness assigned to a polygon of either Indicated or Inferred Resource blocks is the smallest grade and thickness of the particular drill holes’ intercepts that define each block. Therefore, the Indicated and Inferred Mineral Resource reported here is conservative.

The average V2O5:U3O8 ratio from both Pandora and Beaver/ La Sal mines is 5.25:1 from the recent Energy Fuels’ Mill head grades and this ratio is used for the Vanadium Mineral Resources estimate.

Mining Operations

Mining operations are currently on standby. The mining of all resources in the La Sal project have been by conventional underground methods for over 40 years and, once mining resumes, will continue by such methods. These methods have been used very successfully in the region for over 100 years. The nature of the Salt Wash uranium-vanadium deposits require a random room and pillar mining configuration. The deposits have irregular shapes and occur within several close-spaced, flat or slight-dipping horizons. It often rolls between horizons. The use of rubber-tired equipment allows the miners to follow the ore easily in the slight dips and to ramp up or down to the other horizons. The deposits are accessed from the surface via declines depending on the depth to mineralization and geologically suitable sites for portals, as is the case for the La Sal and Pandora/Snowball mines. Deposits may also be accessed through vertical shafts such as at the Beaver and Energy Queen Mines. Depending on ground conditions, the shafts will be lined with concrete or with steel and timber-lagging methods. Most recently, the Beaver Shaft was used for hoisting ore, ventilation, and a secondary escape. It is connected underground to the La Sal mine which provided men and equipment access to the Beaver mine areas. The Salt Wash sandstones are usually quite competent rock and require only moderate ground support. The overlying Brushy Basin mudstones are less competent, so the declines are often supported by square set timber or steel arch and timber lagging, as is the case at the La Sal and Pandora mines. The Salt Wash uranium deposits are usually thinner than the mining height needed for personnel and equipment access. Therefore, the mineralized material is often mined by employing a split-shooting method, which serves to separate ore and waste as it is broken.

Mineral Processing and Metallurgical Testing

The La Sal Trend has a long history of uranium and vanadium production. Deposits from this district have been successfully milled at several historic mills in the region including Union Carbide’s (Umetco) mill at Uravan, Colorado, the Climax Uranium mill in Grand Junction, Colorado, the Atlas mill at Moab, Utah and Energy Fuels’ White Mesa Mill in Blanding, Utah. Samples of mineralized material were collected from the Energy Queen Mine waste rock dump. These were used along with samples from other mines in the region for preliminary testing of amenability to the proposed Piñon Ridge Mill leaching conditions. These results and the historic milling of district ores suggest at this point that the Energy Queen deposit will present no unforeseen problems with either metallurgical testing or processing. Testing of Energy Queen mineralized material should be performed after the mine is dewatered and rehabilitated to the point that representative samples can be obtained from in-place rock.

Between November 2012 and April 2013, the Mill processed uranium/vanadium ores from stockpiles of the several previous months’ mining at Beaver /La Sal and Pandora/Snowball Mines attaining greater than 96% uranium recovery and greater than 70% vanadium recovery. Future production will be processed at White Mesa Mill. The Mill uses sulfuric acid leaching and a solvent extraction recovery process to extract and recover uranium and vanadium. The Mill has been operated on a campaign basis (i.e., intermittent processing of ore and alternate feed) since its initial start-up due to variable uranium market conditions. The Mill is licensed to process an average of 2,000 tons of ore per day and to produce up to 8.0million pounds of U3O8 per year

Permitting

The Energy Queen and Redd Block IV mines are located on private land and were permitted with UDOGM in the early 1980s by Union Carbide. The Energy Queen was developed and put into production, but the Redd Block IV project was discontinued soon after the start of construction. A mine and reclamation plan amendment for the Energy Queen was approved by the UDOGM on September 22, 2009. This amendment allows the Company to install water treatment and other new surface facilities to support mine production of up to 250 tpd. Water discharge permits to allow initial and ongoing discharge of underground mine water were also approved by the UDEQ in 2009. Energy Fuels initiated permitting plans for additional mine expansion in 2012, but then deferred these plans when the Redd Block IV resource was acquired in the Denison acquisition. Engineering studies are being conducted to determine if the Redd Block IV resource can be mined economically from the Energy Queen Mine shaft and surface facilities. If this proves to be the case, the Energy Queen UDOGM permit would be updated to include the Redd Block IV area as well as other resources that have been acquired since the 2009 amendment. A Small Source Exemption that is in place for air emissions would also need to be replaced with an air permit because of the increased surface disturbance.

The Pandora, Beaver, La Sal and Snowball mines are permitted with the State of Utah and the BLM/ USFS for current operations. Energy Fuels is in the process of obtaining combined permits for expansion of the Pandora, Beaver, and La Sal mines with both UDOGM and the BLM/USFS. Both permit amendments are in the late stage of permitting. A final EA was issued for the La Sal Mines Complex by the BLM and USFS late-2014. All other permits needed for mine expansion, including the required air permit, are in place.

Exploration

Energy Fuels has evaluated numerous targets for additional surface drilling. However, there are no plans to perform the drilling in 2015. A preliminary economic assessment (PEA) is being performed internally by EFR in 2015.

Juniper Ridge Project

Unless otherwise stated, the following description of the Juniper Ridge Project is derived from a technical report titled "Juniper Ridge Uranium Project, Carbon County, Wyoming, USA," dated January 27, 2014, prepared by Douglas L. Beahm, P.E., P.G. and Terence P. McNulty, P.E., D.Sc., in accordance with NI 43-101 (the “Juniper Ridge Technical Report”). The Juniper Ridge Technical Report includes an updated NI 43-101 compliant Mineral Resource estimate and Preliminary Economic Assessment (“PEA”). Each of the authors of the Juniper Ridge Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. A copy of the Juniper Ridge Technical Report is available under the Company’s profile on SEDAR at www.sedar.com.

The Juniper Ridge Project was acquired on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels.

Project Description and Location

The Juniper Ridge project is located in southwest Wyoming, between 6 and 10 miles west of the town of Baggs. After the Company dropped 67 claims without affecting the mineral resources, mineral rights associated with the project include 130 unpatented lode mining claims (the “Juniper Ridge Claims”) and one (1) Wyoming State Mineral Lease No. 0-41095 of 640-acres (the “Juniper Ridge Lease”). After the claim drop, these holdings comprise 3,350 acres. Mineral ownership of the Juniper Ridge Claims resides with the U.S. federal government, administered by the BLM. Some of the Juniper Ridge Claims are a split estate with the minerals held by the U.S. and the surface held by private owners. Mineral ownership of the Juniper Ridge Lease resides with the State of Wyoming, administered by Wyoming State Lands. The surface of the Juniper Ridge Lease is held by the U.S. The Juniper Ridge Claims were originally located by Strathmore in 2008. All unpatented mining claims are subject to an annual federal mining claim maintenance fee of $140 per claim. BLM increased the fee to $155 in 2014 plus approximately $10 per claim for county filing fees.

The Juniper Ridge Lease is for an initial term of ten (10) years, beginning on April 2, 2005, and is valid through April 1, 2015 and is renewable for another 10-year term by payment of an increased rental rate of $4.00/acre. The Juniper Ridge Lease includes a royalty of five percent (5%) of the gross value of the uranium bearing ore mined and removed from the land covered by the Juniper Ridge Lease (the “Juniper Ridge Royalty”). After a lease goes into production, the State may reduce the royalty as necessary to allow the lessee to undertake operations or continue operations with a reasonable expectation that the operations will be profitable.

Through its purchase of Strathmore, EFR now controls 100% of the project

Except for the Juniper Ridge Lease Royalty, no royalties, agreements or encumbrances exist on the Juniper Ridge Project. There are no significant factors known by the Company that may affect title, access or the right to perform work on the property.

In order to conduct exploratory drilling of the property, a Drilling Notification (DN) from the State of Wyoming Department of Environmental Quality and the BLM will be required.Mine development will require a number of permits depending on the type and extend of development.

Major permits are expected to include a mining permit issued by the WDEQ-LQD and a Plan of Operations approved by the BLM (likely requiring an EIS). In the event mineral processing occurs on the property (versus transporting the resource to another processing facility) a source materials license from the NRC will be required. No environmental permits have been obtained to date for the Juniper Ridge Project.

There are no outstanding environmental liabilities to which the project is subject. There is little existing infrastructure on the property.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The project is accessible via two-wheel drive on existing county and two-track roads by proceeding one mile north of Baggs on Highway 789, then west on Carbon County Road 144 (Poison Buttes Road), toward Poison Buttes for approximately six miles where, the road crosses into the Juniper Ridge Project for the next four miles. Mining personnel and supplies can be obtained from Wyoming towns in the region including Baggs, Rawlins, Rock Springs and Craig, Colorado.

The Juniper Ridge Project falls within the intermountain semi-desert weather province within the Green and Bear Drainage. Although winter conditions can be severe, including local ground blizzards, such conditions are not expected to preclude year-round mining or processing operations.

The Juniper Ridge Project is located within the Wyoming Basin physiographic province within a small closed subsidiary basin on the southeast flank of the greater Washakie Basin. The elevation of the property is between 6,000 and 7,000 feet above mean sea level. The topography is characterized by gently rolling hills which are cut by ephemeral streams draining into the Little Snake River, located approximately 3 miles south of the property. The dominant vegetation consists of juniper trees, native grasses, sagebrush and other shrubs typical of the continental, arid climate of the western United States.

The project development will require the installation of some infrastructure, including utilities and water supplies. Utility services, including natural gas, electricity and communications are located in Baggs. Water can be obtained from locally permitted and constructed wells or from nearby surface water sources, including the Little Snake River. Water rights for both surface and groundwater are administered by the Wyoming State Engineer’s Office and are subject to prior water rights.

History

Uranium was first discovered in the Juniper Ridge project area in 1951, and commercial uranium mining occurred intermittently from 1954 to 1966. Seven companies mined uranium from twelve open pits and two shallow underground mines. During this time, a total of 156,000 tons of mineralized material with an average grade of 0.172% U3O8 was mined resulting in production of 536,000 lbs. of uranium. Some of the companies that operated in the region included Shawano Development Corporation, Trace Elements (later acquired by Union Carbide Corporation), Teton Minerals, Parker-Thomas, and Leckenby. Underground mining was conducted by Basin Engineering Company under contract with Teton Minerals. Mined ores were shipped to a variety of nearby mills including Union Carbide’s mills located in Rifle and Maybell, Colorado, Western Nuclear’s Split Rock mill near Jeffrey City, Wyoming, and ore buying stations administered by the U.S. Atomic Energy Commission (the “AEC”). Site activities were limited during what is referred to as the “Stretch Out” period beginning in the mid-1960s and continuing into the early 1970s. In 1973, Homestead Mineral Corporation (“HMC”) controlled most mining claims and leases in the area, with the exception of those properties held by Union Carbide. Also in 1973, Minerals Exploration Company, in a joint venture with Urangesellschaft (“UG”), acquired the Juniper Ridge property from HMC. In 1981, AGIP Mining Group (“AGIP”) acquired the property from UG, after which mineral leases and claims were allowed to expire during the ensuing two-plus decade lull in the uranium market.

In 2005, Strathmore, through Miller and Associates, acquired the Juniper Ridge Lease and located the lode mining claims that comprise the Juniper Ridge Project. On January 30, 2007, Strathmore entered into a joint venture with Yellowcake Mining Inc. to develop the property, which was later dissolved in December 2008. On November 1, 2010, Crosshair entered into an agreement to acquire the property from Strathmore. However, Crosshair failed to complete the terms of the agreement, and the property reverted to Strathmore.

An historic technical report states 5,423 drill holes in the vicinity of the property comprising 868,000 feet.

Geological Setting

The geological setting within the Juniper Ridge Project is well documented in the professional literature as well as in internal historical reports from past operators. The Juniper Ridge Project is located within a small subsidiary basin of the southeast flank of the Washakie Basin, encompassing the majority of the outcropping of the Browns Park Formation which was preserved in the basin over an area of approximately ten square miles. This basin and the larger Powder Spring Basin, about 15 miles to the west, appear to be small tectonic grabens down-dropped post-Eocene, but pre-Browns Park in time. Uranium mineralization in the Browns Park Formation within the Project and surrounding area is described as Wyoming sandstone roll-type mineralization.

The dominant structure of the area, directly related to the grabens, are the east-west trending, high-angle, normal faults. These faults are mapped as bounding the north side of the basins, but in all probability they bound the south side as well. Although these east-west faults trend into the Poison Basin, they do not appear to affect the Miocene rocks, and thus are dated as being pre-Miocene.

While formations ranging in age from Cretaceous to Quaternary are exposed at the surface in the vicinity, only Eocene and Miocene formations play a significant role in the location and tenure of mineralization. Upper Eocene and Miocene age sediments fill the Poison Basin. Oligocene rocks are absent, having been completely eroded away before the Miocene deposition. Miocene rocks lie unconformably on the upper Eocene rocks in the basin and host the known uranium mineralization within the project area.

Exploration

The initial discovery of mineralization was based on ground radiometric surveys reported in 1953. Since that time, most exploration work has focused on drilling which is discussed in the “Drilling” section below.

The most recent of the historic technical studies (Pincock, Allen, & Holt, 1986) state that the study was based on radiometric sampling (geophysical logging) from 5,423 drill holes in the vicinity of the property comprising 868,000 feet, of which 4,871 of these drill holes were located on the AGIP mineral properties. The previous historic feasibility study (Pincock, Allen, & Holt, 1978) states that their mineral resources/reserve estimates were based on radiometric assays from 3,935 drill holes.

The previous historic technical studies and reports also address radiometric equilibrium. The data available over time for evaluation of radiometric equilibrium also varied. In 1982, an internal project summary report (Beahm, 1982) radiometric equilibrium was evaluated based on data from 200 core holes. For that study, only core holes with greater than 80% sample recovery were included and only samples with uranium grades greater than 0.04% U3O8 were used. This study reported a positive disequilibrium factor of 1.017:1 (chemical to radiometric). The subsequent feasibility study (Pincock, Allen, & Holt, 1986) evaluated individual core samples representing a total of 321.5 feet of core, but does not specify the number of core holes from which the samples were taken. Independent sampling and assaying of core and independent radiometric log determinations were completed by the authors of the 1986 report. They concluded that while there was some bias in the estimation of mineralized thickness based on radiometric interpretation, there was no bias in grade. The older feasibility study by UG (Pincock, Allen, & Holt, 1978) evaluated radiometric equilibrium based on 125 mineralized intervals from three separate geographical areas at a 0.02%minimum grade U3O8. This study recommended an adjustment of grade by an overall negative disequilibrium factor of 0.90.

The historic data utilized to evaluate radiometric equilibrium in these reports is generally not available for incorporation into this Technical Report. Current data with respect to radiometric drilling is available from some 549 recent drill holes.

Mineralization

Uranium mineralization occurs within an eolian stratigraphic unit of the Miocene Browns Park Formation. The host unit consists of tuffaceous, feldspathic sandstone which exhibits small to large scale festoon and planar cross-bed sets ranging up to several feet in thickness. Generally, uranium mineralization is of the roll-front type, common to the uranium basins in Wyoming. Localization of uranium appears to relate to permeability and the presence of pyrite or hydrogen sulphide. The depth of mineralization averages slightly over 100 feet, but ranges from near the surface to a maximum of 292.5 feet depending on the location within the basin and the local topography. The deposit is relatively flat lying with formation dip of less than 5°. The dip of the formation is highest at the margins of the basin and flatter near the center. The average thickness of mineralization above a 0.02%eU3O8cutoff grade is in excess of 10 feet. Two general areas of mineralization occur within the project, separated by less than two miles.

Historic feasibility reports (AGIP, 1986 and UG, 1978) discuss the continuity of mineralization. These reports express some concerns relative to the continuity of mineralization, especially with respect to grades necessary to support mining. AGIP’s 1986 report states that continuity, at very low grades (i.e., cutoff of about 80 ppm), is excellent, and mineralization appears nearly continuously for several thousand feet throughout much of the property area. However, the degree of continuity decreases with an increasing grade. At grades above 500 ppm, continuity of uranium mineralization may range from tens of feet to several hundred feet. Continuity of most mineralized zones is generally less than 50 feet. Past operations have compensated for the variability in grade by delineating areas to be mined by drilling on 50-foot centers and instituting rigorous in-pit grade control programs.

The source of uranium is described as syngenetic, as alteration of the tuffaceous volcanic materials within the Browns Park Formation and/or the immediately overlying North Park Formation liberated uranium which was transported by groundwater and concentrated along oxidation/reduction interfaces within the formation.

Drilling

Available drill data consists of radiometric equivalent data (eU3O8) for 2,167 historic drill holes and uranium spectral analysis tool (“USAT”) assay data for 400 drill holes completed during the 2011 drill program and 149 drill holes completed in 2012 (all by Crosshair). For the 2011 drill program, downhole logging of the drill holes was completed using standard gamma technology as well as a USAT, supplied by third party vendor, Century. The 2012 drilling was intended to better define and expand the mineral resource. Thus, the current database consists of 2,716 drill holes of which approximately 80% are historic and 20% are more recent. Seventeen core holes were completed during the 2011 drilling program primarily to provide samples for metallurgical testing.

All drill holes, both historic and recent, were shallow (less than 300 feet) and drilled vertically. The Browns Park Formation is relatively flat, with dip varying from 5° on the margins to flat in the center. Drift surveys of the drill holes were generally not completed. Both grade and GT distribution are log normal. However, the range was not extreme with a grade above cutoff ranging from 0.02%eU3O8 to a maximum of approximately 1% U3O8 and GT above cutoff ranging from 0.10 to just over 5.

Sampling and Analysis

The primary data collected for the project is downhole radiometric, USAT geophysical log data, and the lithological descriptions of the drill cuttings. For the 2011 and 2012 drill programs, downhole geophysical logging was provided by a recognized commercial vendor, Century. The geophysical log data was provided to Crosshair in electronic format. The current data for evaluation of radiometric equilibrium is available from the 400 drill holes completed in 2011 for which there is both radiometric equivalent data and USAT data available. Lithologic descriptions, along with drill hole number and survey coordinates, were recorded on-site with a data recorder. Qa/Qc of the data was completed by the project manager, and the electronic data transferred to Crosshair’s data server with weekly back up. Seventeen core holes were completed during the 2011 drilling program primarily to provide samples for metallurgical testing. Following field lithologic description, the core was placed into plastic sleeves which were sealed to prevent oxidation. The core was then placed into standard core boxes and temporarily stored in a secure facility leased from Grieve Enterprises in Baggs, Wyoming.

No core data was available at the time the Juniper Ridge Technical Report was prepared. This was not necessary for the mineral resource estimate as the estimate is based on radiometric equivalent data with the USAT data utilized to evaluate radiometric equilibrium.

In summary, the data needed for completion of the mineral resource estimate provided herein was collected and preserved to generally accepted industry standards and in the author’s opinion is appropriate for the stated purpose of the Juniper Ridge Technical Report.

The key data for the estimation of uranium mineral resources for this project includes:

•	Down hole geophysical log data which provides a quantitative measure of uranium concentration based on total gamma emissions, provided;
	o	The geophysical logging equipment is properly calibrated.
	o	The geophysical log data, measured in Counts Per Second (CPS) is properly converted to equivalent uranium grade, eU3O8.
	o	The uranium mineralization is in radiometric equilibrium.
•	Chemical assays or other direct measurements of uranium grade to evaluate radiometric equilibrium conditions which may include;

	o	Chemical assay of physical core.
	o	Down hole neutron activation analysis of uranium content including;
		•	Prompt Fission Neutron logging currently used and available commercially.
		•	Delayed Neutron Logging developed in the 1970’s and used throughout the 1980’s. No longer commercially available.
	o	Down hole spectral gamma measurements which only measure gamma from uranium daughter products with short half-lives.
		•	Commercially available Uranium Spectrum Analysis Tool
		•	Cryogenic detector measuring Proactinium 234
•	Sample location; coordinates and elevation
•	Density of mineralized material

Data sources for the estimation of uranium mineral resource for the Project include radiometric equivalent data (eU3O8) for 2,167 historic drill holes, radiometric equivalent data (eU3O8) and USAT assay data for 400 drill holes completed during the 2011 drilling program, and radiometric data for 149 drill holes completed in 2012. For the 2011 and 2012 drilling programs, downhole geophysical logging of the drill holes was provided by a recognized commercial vendor, Century Wireline of Tulsa, Oklahoma.

Of the 400 drill holes completed in 2011, sixty-nine were completed within 25 feet of a drill hole with historic radiometric data. With respect to GT above a cutoff of 0.02%eU3O8.Overall the GT from the 2011 drill holes were slightly lower than the comparative historic data.

It is the opinion of the author of the Juniper Ridge Technical Report that the variances in the comparison of historic and recent data are related primarily to variations related to continuity of grade rather than variations in assay methodology and/or equipment.

In conclusion, it is the author’s opinion that current radiometric database consisting of a mixture of historic and recent dill data is reliable for the purpose of estimating mineral resources for the following reasons:

  The historic and current radiometric data were developed by a commercial geophysical logging company. The same commercial logging company, Century Geophysical Corporation, was employed for both the historic and current drilling programs and is one of the principal companies providing such logging services for the uranium industry in the US.
  The companies which previously controlled the project area were involved in uranium exploration in the US and abroad. These companies followed generally accepted industry practices.
  The historic radiometric data was vetted and verified independently for two separate technical studies commissioned by the previous owners of the Project area.
  The procedures employed during the 2011 drilling program were observed and reviewed by the author and followed generally accepted industry practices.
  The 2012 drill data was reviewed by the author and was found to be consistent with the 2011 drill data.
  The author has direct personal knowledge as to the veracity of the historic database having managed the database during the period of 1982 through 1986.

The density of mineralized material used in the historic technical studies, (Pincock, Allen, & Holt, 1986) and (Pincock, Allen, & Holt, 1978) was 16.3 and 17 cubic feet per ton, respectively. Although there was some test data available for the determination of density, the data were not specifically provided in the reports nor were they available for this study. The previous studies both recommended further testing to determine the density. For the purposes of the Juniper Ridge Technical Report, the author recommends a density factor of 16 cubic feet per ton based on direct personal experience with mining operations in similar sandstone hosted deposits in Gas Hills, Wyoming and Maybell, Colorado.

The maximum variance in the estimation of mineral resources based on density in the range of 16 to 17 cubic feet per ton is approximately 6%.

Security of Samples

The author of the Juniper Ridge Technical Report observed the core storage and examined some of the core which had been collected. The core samples were sealed in plastic bags to prevent oxidation and stored in core boxes which were labeled as to the hole number and footage interval. At that time, no core had been prepared or shipped for assay; however, the basic protocol of maintaining a chain of custody and obtaining assays from a certified lab was discussed.In summary, the data needed for completion of the mineral resource estimate provided herein was collected and preserved to generally accepted industry standards and is appropriate.

Mineral Resource and Reserve Estimates

Based on drill density and verification drilling completed in 2011 and 2012, the Mineral Resource estimate for the Juniper Ridge Project meets the criteria for either Indicated Mineral Resources or Inferred Mineral Resources, in accordance with CIM Standards on Mineral Resources and Reserves. No current Prefeasibility or Feasibility Study has been completed for the Juniper Ridge Project, thus no Mineral Reserves have been reported.

The results of the Juniper Ridge Technical Report estimate that the project has total Indicated Mineral Resources of 5,280,108 lbs. of eU3O8 contained in 4,598,296 tons with an average grade of 0.057% eU3O8. In addition, the results of the Juniper Ridge Technical Report estimate that the Juniper Ridge Project contains 182,100 lbs. of eU3O8 contained in 107,436 tons with an average grade of 0.085% eU3O8. The authors of the Juniper Ridge Technical Report utilized a 0.1 GT cutoff based on their experience with successful open pit mining of similar deposits, including Maybell, Colorado and Gas Hills, Wyoming, which used similar cutoff criterion.

Indicated Resource	Juniper Ridge West
GT Cut-off (ft. x wt%)	0.1	0.25	0.5
Pounds eU3O8	840,000	758,000	601,000
Tons	635,000	487,000	340,000
Average Grade % eU3O8	0.066	0.078	0.088

Indicated Resource	Juniper Ridge East
GT Cut-off (ft. x wt%)	0.1	0.25	0. 5
Pounds eU3O8	5,280,108	4,657,371	3,394,520
Tons	4,598,296	3,616,411	2,391,000
Average Grade % eU3O8	0.057	0.064	0.071

Indicated Resource	PROJECT TOTAL
GT Cut-off (ft. x wt%)	0.1	0.25	0. 5

Pounds eU3O8	6,120,108	5,415,371	3,995,520
Tons	5,233,296	4,103,411	2,731,000
Average Grade% eU3O8	0.058	0.066	0.073

Inferred Resource	Juniper Ridge West
GT Cut-off (ft. x wt%)	0.1
Pounds eU3O8	117,000
Tons	82,936
Average Grade % eU3O8	0.071

Inferred Resource	Juniper Ridge East
GT Cut-off (ft. x wt%)	0.1
Pounds eU3O8	65,100
Tons	24,500
Average Grade %eU3O8	0.133

Inferred Resource	PROJECT TOTAL
GT Cut-off (ft. x wt%)	0.1
Pounds eU3O8	182,100
Tons	107,436
Average Grade %eU3O8	0.085

The recommended base case for estimated mineral resources, as highlighted in the forgoing tabulation, is the 0.1 GT cutoff. This recommendation is based upon the experience of the author of the Juniper Ridge Technical Report with successful open pit mining of similar deposits, including Maybell, Colorado and Gas Hills, Wyoming, which employed a similar cutoff criterion and the findings of the PEA.

The primary resource calculation method utilized in the Juniper Ridge Technical Report is the Grade Thickness (GT) contour method which complies with the best practice guidelines specific to uranium for the estimation of mineral resources and mineral reserves adopted by the CIM November 23, 2003 and it is applicable to this type of deposit.

The mineral resource estimate represents a two dimensional estimate based on the total GT, by hole, meeting cutoff criteria. The cutoff criteria applied included: minimum radiometric equivalent grade of 0.02%eU3O8, a minimum thickness of 2 feet to account for mine dilution, and a minimum GT of 0.10. Drill data reflecting the thickness (T), grade (eU3O8), and GT was summed for all intercepts meeting cutoff criteria by hole. GT and T were then contoured using standard algorithms based upon the geological interpretation of the deposit. From the contoured GT ranges, the contained pounds of uranium were calculated by multiplying the measured areas by GT and density. Similarly, the total tonnage was calculated by contouring thickness and multiplying by area to obtain cubic feet, then converting to tonnage by applying the density factor. Tonnage by GT range was estimated based on the ratio of GT areas to total tonnage and the results summed. A density factor of 16 cubic feet per ton was utilized in the mineral resource calculation. Currently available drill data consists of: radiometric equivalent data (eU3O8) for 2,167 historic drill holes, radiometric equivalent data (eU3O8) and USAT assay data for 400 drill holes completed during the 2011 drilling program, and radiometric equivalent data (eU3O8) for 149 drill holes competed in 2012.

GT contour maps for Juniper Ridge East and West are provided in the Juniper Ridge Technical Report. Due to the observed variability of grade, as previously discussed, the projection of mineralization was limited to a maximum of 25 feet. The spacing of drill data within the areas for which mineral resources are projected is 100 feet or less. Based on the density of data and interpretation of geologic continuity, the mineral resource, as calculated, is considered to meet CIM criteria as an indicated mineral resource.

Evaluation of radiometric equilibrium was based on 258 drill holes, with natural gamma and USAT data, completed in 2011 which met the cutoff criteria utilized in the mineral resource calculation. While the average disequilibrium factor was slightly less than 1 (0.94), the disequilibrium factor varies by area, ranging from 0.84 to 1.04 with the higher factors corresponding to the more highly mineralized areas of the deposit. For the purposes of assessing the overall mineral resources for the Project, it is recommended no correction for radiometric equilibrium be applied.

Wyoming is generally favorable to mine developments provided established environmental regulations are met (refer to “Wyoming Politicians, Regulators Embrace Uranium Miners With Open Arms”, Finch, 2006).

Mine development would require a number of permits depending on the type and extent of development, the major permits being the mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division and the Plan of Operations approved by the BLM. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission. To obtain these permits, it is likely that an Environmental Impact Statement (EIS) would be required.

Portions of the project area are split estate which means that the surface ownership is held privately while the minerals are federal. In these areas, agreements with surface owners will be necessary for mining. Such agreements are currently in place for the most recent drill program.

To the author’s knowledge, there are no other significant factors that may affect access, title, or the right to perform work on the property.

Mining Operations

Mining operations have been carried out on areas of the Juniper Ridge Project at various times during the 1950’s to the 1970’s. No current mining is occurring on the project.

Preliminary Economic Assessment

The PEA is based on open pit mining and heap leach extraction of uranium values, utilizing methodologies, equipment, and a generalized design criterion which has been employed at the site and/or similar sites in the past but has not been specifically developed for the Project. The PEA is utilizing methodologies, equipment, and a generalized design criterion which has been employed at the site and similar sites in the past. Conceptual mine designs were developed for three main areas. Mineral resources were calculated based on a minimum mining thickness of 2 feet; a minimum grade of 0.02% eU3O8; and a minimum GT of 0.10. Based on a commodity price of $65 per pound, the overall breakeven grade would be approximately 0.05%eU3O8or a GT of 0.10.

The planned uranium recovery method at the Juniper Project is conventional heap leaching which includes: the mobilization of uranium into solution from the mined material stacked on the heap pad via acid leaching, delivery of uranium rich solutions to a recovery plant (mill), and concentration of the uranium via Ion Exchange (IX).

The PEA assumes constant US dollars and a commodity price of US$65.00 per pound. Operating costs include all direct taxes and royalties, but do not include US Federal Income Tax. The results of the PEA demonstrate that the Juniper Ridge project is expected to generate an IRR of 22% and a NPV of $21,255,000 using an 8% discount rate (base case), after all production related tax and federal income taxes. The PEA demonstrates a pre-tax IRR of 26% and $25,696,000 NPV. A range of IRR’s and NPV’s were calculated in the Juniper Ridge Technical Report utilizing different discount rates and uranium prices. The sensitivity analysis shows that the project is not highly sensitive to minor changes in OPEX and/or CAPEX. The project is roughly twice as sensitive to variances in mine recovery and/or process recovery as it is to variance in OPEX or CAPEX.

The project is expected to require capital expenditures of $37.5 million, including initial CAPEX of $33.3 million. Capital investment was assumed to begin three years prior to startup to include such items as: exploratory drilling, environmental baseline studies, engineering and design related studies, and permitting and licensing. Once in operation the Project has a positive cumulative cash flow three years after the project startup, in constant dollars. In addition, the project is expected to have total direct operating costs of US$38.84 per pound of uranium. A total of 5.1 million lbs. of uranium is expected to be mined from the project over a 10-year life, with initial production of 312,000 lbs. in three years after production begins and 665,000 lbs. five years after production begins. The 10-year mine life is expected to see production at an average rate of approximately 400,000 tons per year of mineralized material.

Exploration and Development

The Company has no plans for additional exploration drilling or for advancing permitting at the date of this AIF.

The Whirlwind Mine

Unless otherwise stated, the following description of the Whirlwind Mine is derived from a technical report dated March 15, 2011 titled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Whirlwind Technical Report”). The author of the Whirlwind Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. A copy of the Whirlwind Technical Report is available on SEDAR under the Company’s profile at www.sedar.com.

Property Description and Location

The Whirlwind Mine project is located in the Beaver Mesa district of the Uravan Mineral Belt, along the Colorado-Utah state line four miles southwest of Gateway, Colorado. After the Company dropped 90 claims, none of which affected the mineral resources, the current land position consists of 126 unpatented claims, the Whirlwind, Crosswind, and Far West groups, covering approximately 2,520 acres, and a 320 acre Utah SITLA Lease ML-49312 for a total of about 2,840 acres. The property is held under four mining leases with 10-year to 20-year terms, which can be extended. The area was claimed at earlier times by Umetco Minerals Corporation (“Umetco”), Atlas, Climax Uranium, and Pioneer Uravan Inc. (“Pioneer Uravan”), as well as smaller companies including Beaver Mesa Uranium, Inc. and Rajah Ventures, Ltd.

The Whirlwind claim group consists of 57 unpatented lode claims located in the Beaver Mesa mining district, some four miles southwest of Gateway, Colorado and straddling the Colorado-Utah border. The claims lie in sections 35 and 36, T51N, R20W, NMPM and sections 1, 2, 11, and 12, T50N, R20W, NMPM, Mesa County, Colorado and in sections 8, 9, 17, 20, and 21, T25S, R26E, SLPM, Grand County, Utah. The Far West claim group contains 74 claims covering approximately 1,480 acres, however, after the claim drop, the Company retained 31 claims covering about 640 acres. This group lies to the west and north of the Whirlwind group (which contains a few claims named Far West, also). These claims cover all or part of sections 4, 5, 7, 8, 9, 17, 18, 19, 20, and 21, T25S, R26E, SLPM, Grand County, Utah and parts of sections 25 and 26, T51N, R20W, NMPM, Mesa County, Colorado. The Crosswind claim group is contiguous with the east side of the Whirlwind group. Since the Technical Report was written, The Company retained 38 Crosswind claims. None of the claims dropped in the periphery areas affect the mineral resources as stated in the Technical Report since all of the claims covering the resources have been kept. The claims are located in section 6, T50N, R19W, sections 1 and 2, T50N, R20W, Section 31, T51N, R19W, and section 36, T51N, R20W, NMPM, Mesa County, Colorado. The area encompassed by the claims is approximately 2,840 acres and is covered by the U.S. Geological Survey (USGS) Dolores Point North and Dolores Point South 7½ minute topographic quadrangle map.

The land covered by the claims is administered by the BLM. The claim groups surround a half section (about 320 acres) of Utah State Land (section 16, T25S, R26E). Energy Fuels signed an agreement with Energy Metals and its successor, Uranium One, in May 2008 to acquire this parcel, and that acquisition has been completed. The Whirlwind claims were staked over a period of time ranging from January, 2005 through September, 2006. Amendments were made to a few claims to correct defects in descriptions. The Whirlwind Mine portal is located at latitude 38° 38’ 32” N, longitude 108° 2’ 54” W, at an elevation of 7,050 feet. The Far West property was staked between December 5 and December 29, 2006. Two claims were added to the group on April 19, 2007 to close a gap immediately north of the Whirlwind Mine portal for mine permit purposes. The Crosswind claims were mostly staked from March 19, 2005 through April 18, 2005, with the last four staked September 4, 2006.

The claims were properly staked on the ground and filed with the two counties and the BLM. The BLM maintenance fees have been paid to maintain the 126 claims through September 1, 2015. Energy Fuels entered into an option to lease the Whirlwind group (Whirlwind Tunnel, Whirlwind #2-22, 25-45, Far West 1-13) with Little Maverick Mining Company on September 1, 2006 for 120 days. The lease was signed on December 11, 2006 for a term of twenty years, which is extendable if mineral production is on a continuing basis. The total advanced royalty paid to Little Maverick over five years will be $3,000,000. The Company has fulfilled all advanced royalty payments to Little Maverick. Production royalty will be paid on a sliding scale for both uranium and vanadium from 5% to 8.5% of spot price market value, depending upon market prices. Little Maverick also will be paid a haulage and usage royalty of 1% or 2%, depending on the price of U3O8 and V2O5.

The term of the S&S Mining Company lease for the Far West, et al. group (Far West #15-34, 37-112, Christmas 1-10, and Whirlwind 140-147) is also 20 years (which is extendable if mineral production is on a continuing basis). It was signed on March 21, 2007. The payment to the Lessor at the time of signing was $400 per claim for the 112 claims in the group ($44,800). The lease contains a production royalty nearly identical to the Whirlwind property, the exception being the top rate is 8% of market value. Energy Fuels has an exploration and development work commitment of $25,000 per year beginning after the first anniversary date for each of the next three years. The Company has fulfilled its work requirement. There are no annual advanced royalties due for this property.

The lease between Energy Fuels and High Country Mining Company covering the Crosswind claim group (Crosswind #40-84) was signed March 21, 2007. Its term is also 20 years, which is extendable if mineral production is on a continuing basis.. There is no work commitment contained in this agreement, however, the Lessor has the first right for drilling and ore hauling contracts. The total advanced royalty due of $1,125,000 has now been paid. The production royalty rate is the same as in the S&S Mining lease.

The State of Utah reserves a production royalty on lease ML-49312 of 8% on uranium and 4% on vanadium. Uranium One retained an overriding royalty varying from 2 to 4% on uranium as the spot price varies from $50 to greater than $95 per pound U3O8 and 2 to 4% on vanadium as that price varies from less than $8 per pound to greater than $22 per pound V2O5. There is an annual work commitment of $30,000 as part of this lease assignment from Uranium One. Energy Fuels is responsible for payment of the Utah annual advanced royalty ($500). Effective May 1, 2014, the Company renewed the lease for a second 10-year term, and an annual minimum royalty of $1,500 has been added in addition to the annual claim rental fees to the BLM ($140/claim). BLM increased the fee to $155 per claim in 2014. A cost of about $10 per claim for county filing fees also applies as well as permitting and bonding fees to the applicable state and county agencies, and reclamation costs for all of the leases.

All phases of the mining permits from Mesa County, the State of Colorado, and the Bureau of Land Management have been completed. The Mine Permit approval for full production was received in September, 2008.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Whirlwind Mine portal is centrally located for the combined properties, being in the north central part of the Whirlwind claim group. It is accessed by driving 0.8 mile on Colorado Highway 141 south of the Gateway, Colorado post office to Mesa County Road 4 4/10, the road that goes south into John Brown Canyon, then by following Road 4 4/10 for 7.4 miles to the intersection with Mesa County Road 5/10, and then proceeding north and west on Road 5/10 for 3.2 miles to the mine site. These county roads are mostly graded dirt with short graveled sections. They are not presently maintained by the county for their entire lengths during winter months. However, snowfall is usually manageable for year-round access by a private concern.

A fabric/metal frame shop building was erected in 2007, and a two-piece mobile mine dry/office building was installed in 2008. Phone and power lines are within a few hundred feet of the portal area; however the power lines are not energized. Energy Fuels will use generators until the transmission line to the area is upgraded. Water needed for underground mining is anticipated to be encountered in the form of ground water during the development and extraction phases. Presently, groundwater inflow is approximately the amount needed for mining purposes. Additional water, if needed, can easily be hauled to the site.

Gateway, Colorado is a very small town currently undergoing a transition from agriculture to a tourist-based economy. Recently completed construction at the Gateway Canyons Resort includes a grocery store, recreational store and tour center, hotel/resort, restaurant, car museum, small convention center, and employee housing for part of the facility staff. Additional resort type facilities are being built, and many more are planned by Gateway Canyons Development. Mine personnel and supplies are available from Grand Junction (52-miles) and Montrose, Colorado (95-miles).

The region is characterized by mesas cut by deep canyons. There are narrow benches on the mesa shoulders in some areas and near-vertical, 500-foot cliffs elsewhere. Elevations within the claim group range from 7,900 feet in the southwestern part to 6,800 feet near the canyon rim in the northeast part. The elevation at Gateway, Colorado, where Highway 141 crosses the Dolores River, is approximately 4,560 feet.

The area is semi-arid. All elevations support moderate growths of juniper and piñon in rocky soils along with sage and other brush, forbs, and grasses. Where soils are rich at the higher elevations and on northern slopes, there are stands of ponderosa pine and oak brush.

History

This district has seen production of radium, vanadium, and uranium ores since early in the 20th century. The Gateway/Beaver Mesa District of the Uravan Mineral Belt was mostly idle from the 1920s until about 1937 when several mills, including a small one at Gateway (Gateway Alloys, Inc.), were built to process the ore for its vanadium content. Uranium became the emphasis of the district when the U.S. Army’s Manhattan Project came to the area in 1943. Mining diminished until the mid-1970s when the private market price of uranium began rising to record levels. The area boomed until 1985 when the uranium price decline brought on by the Three Mile Island nuclear plant incident made most mining here unprofitable. Numerous underground mines on the Whirlwind property, and surrounding areas within one mile of the claim group perimeter, have produced in excess of 7,000,000 lbs. U3O8 and nearly 24,000,000 lbs. V2O5. When the price of vanadium experienced a brief spike in 1989-1990, several mines in the Uravan Mineral Belt were reactivated, including some on the Whirlwind Property. The last production was in 1990, which ceased due to inadequate uranium prices.

Shallow exploration drilling was conducted on the topographic benches, along with some long-hole drilling underground (up to 50 feet). Mining followed ore into areas of deeper cover as drill rigs improved. The mesa top was drilled on wide-spacing by the USGS/AEC and claim holders in the 1950s and 1960s. In the 1970s, the area covered by the Whirlwind claims was held by several entities.

The Whirlwind Mine was started in 1979 by Pioneer Uravan. It was known then as the Urantah Mine. Pioneer Uravan stopped the project in 1981, shortly after completion of the access decline, with only minor production. Umetco, who controlled the Packrat and several other mines to the north, acquired the property from Pioneer Uravan in about 1984. In 1994, Umetco let the Urantah claims lapse. Cotter Corporation staked the same area later in 1994 as the Liberty group. Neither Umetco nor Cotter did any underground work in the mine. Cotter conducted a small drilling project which resulted in a minor increase to resources.

As the uranium and vanadium prices began increasing in 2004, the owners that Energy Fuels leases from began staking new claims. On September 10, 2008, the Whirlwind permitting process was completed with the approval by the BLM of the PO for the Whirlwind Mine. Construction of all surface facilities (clearing, top soil stockpiling, drainage control structures, etc.) necessary for mine development and production to begin has been completed. The mine was put on standby, and pumping ceased in December 2009.

Geological Setting

Major uranium deposits of the east-central Colorado Plateau occur principally in two of the fluvial sequences. The older one is located at or near the base of the upper Triassic Chinle Formation. No Chinle uranium resources are known for the Whirlwind property. The other significant Colorado Plateau uranium deposits occur in the late Jurassic Morrison Formation. The Morrison comprises two members in the Gateway, Colorado area. The lower member, the Salt Wash, is the main uranium host. The upper part of the Morrison is the Brushy Basin Member. It is overlain by the Lower Cretaceous conglomerates, sandstones, and shales of the Burro Canyon Formation. The majority of the uranium production has come from the upper sandstones of the Salt Wash Member known as the Top Rim.

The Whirlwind area lies in the northwest-trending Sagers Wash Syncline formed between the Uncompahgre Uplift and the northern La Sal Mountains, which intruded along the axis of the salt-cored Paradox Valley anticline. The claims are near, but slightly southwest of, the axis of the syncline; therefore, the beds dip gently to the northeast, about one to three degrees.

Exploration and Development

Outcrops were explored by prospectors in the early 20th century. The Whirlwind, Far West, and Crosswind claim groups and ML-49312 are composed of properties previously held separately by Pioneer Uravan (known as the Urantah claims), Umetco Minerals, Climax Uranium, and smaller companies, including Rajah Ventures. The area around the older mines was extensively drilled. Most of the past drilling was complete by the early 1980s. Portions of the underground mines were explored by longhole drilling as mining was in progress. Some of the mineralized material found by this method near the end of the last mining episode remains in place.

EFR has not conducted any underground exploration other than cursory examinations and limited rib-scanning in the Packrat and Whirlwind Mines. Some outcrops of Salt Wash Top Rim sandstones also have been examined.

Mineralization

The Whirlwind and other Beaver Mesa District uranium-vanadium deposits are typical of the Uravan Mineral Belt type. The uranium and vanadium bearing minerals occur as fine grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace carbonaceous material and some detrital grains.

The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydro mica. Traces of metallic sulfides occur. In outcrops and shallow oxidized areas of the older mines, the weathered minerals now exposed are the calcium and potassium uranyl vanadates, tyuyamunite and carnotite. The remnant deposits in the ribs and pillars of the old mines show a variety of oxidized minerals common in the Uravan Mineral Belt. These brightly-colored minerals result from the moist-air oxidation of the primary minerals. Minerals from several oxidation stages are seen in the Packrat Mine (which is a part of the Whirlwind Mine area), including corvusite, rauvite, and pascoite. Exposures in the Whirlwind rarely show the colorful oxides because it was standing full of water until recently.

Some stopes in old mines are over 1,000 feet long and several hundred feet wide. More often they are 400 feet to 600 feet long and 100 feet to 200 feet wide. The Indicated Resources of the Whirlwind Mine are of similar size. Individual mineralized beds vary in thickness from several inches up to four feet to five feet. Locally, two or more mineralized horizons separated by thin waste layers will make a thick mineable zone of 15 feet to 18 feet.

Drilling

Much of the drilling on the Whirlwind property was performed by previous operators. Although not actually counted, it is believed that over 1,000 holes have been drilled on the Whirlwind property, and the Crosswind property has a similar number.

Energy Fuels conducted a drilling project in the summer of 2007 to verify some of the older drilling, explore for additional resources, and to obtain stratigraphic information for mine planning, particularly for a proposed drift to connect the Whirlwind Mine to the Packrat mine (one of the historic mines in the Whirlwind group). This project consisted of 14 holes in Colorado and 14 holes in Utah. The holes totaled 18,580 feet of drilling. The Colorado Plateau logging tools were calibrated at the DOE test pits in Grand Junction, Colorado in May of 2007. A follow-up calibration run at the Grand Junction pits in October 2007 showed no statistical difference between calibrations.

The second campaign of exploration drilling by EFR was in September-to-November, 2008. Three portions of the project area were targeted: 1) the Whirlwind Mine portal area (Far West lease), 2) the southeast Packrat area, and 3) Utah lease ML-49312. Eleven holes, totaling 3,060 feet, were completed in the Far West lease area to explore for resources in the Lumsden Mine area (one of the historic mines in the Whirlwind group), and give stratigraphic information in the vicinity of a planned monitor well.

There were ten holes, totaling 6,600 feet, drilled in 2008 on the Colorado portion of the Whirlwind lease. Three holes were exploring east of the Whirlwind deposit, closer to the decline. The other seven holes were offsets in the area of a good hole drilled in 2007, WW-07-10 (1.5’ -0.53%) . Of these, three encountered ore-grade intercepts, the best being 1.5’ -0.67% in the Top Rim. Three of these holes also found the Middle Rim to be very favorable, including mineralization up to 0.03% .

Five holes were drilled on the SITLA Lease on Section 16 totaling 1,340 feet.

Since the filing of the Technical Report five more holes were drilled in Section 16 in 2011. One of these encountered a well mineralized interval (1.0’ - 0.46% U3O8). Seven holes were also drilled in the southern part of the Far West group. This area was found to be unfavorable so the claim block was reduced by 40 claims. Also, after the Technical report was written, ten more holes were drilled on Section 16 in 2012 further defining favorable ground, although no significant mineralization was found.

Sampling and Analysis

Energy Fuels has not conducted widespread and definitive sampling on the Whirlwind and adjoining properties. Previous underground activity, which resulted in driving the decline and short development headings, did encounter strong mineralization in one area. EFR has conducted scanning in this area and taken a few grab samples from the ribs. The samples were permit-related, intended to represent average mineralized material for simulated atmospheric precipitation leach-potential analyses. Assays of these samples compared well with the scanner results. A composite sample of numerous mineralized locations in the pillars and ribs of the northwestern end of the Packrat Mine were collected for early-stage amenability testing.

During the Energy Fuels drilling campaigns, cuttings were logged with particular attention to sandstone color, carbon content, and interbedded mudstone characteristics. The holes were probed using a natural gamma tool along with resistivity and spontaneous potential logs when the holes contained water. An induction tool was used in holes that were dry. All holes were also logged with a deviation tool. It is believed that previous operators also used this method, or a close variant of it.

Security of Samples

The results of historical preparation techniques and analyses have been relied upon as being reasonably accurate. These tasks were performed by companies experienced in uranium exploration, sampling, and analytical methods, and the presentation of the summary data appears to be in conformity with technological standards at the time.

The Colorado Plateau logging tools were calibrated at the DOE test pits in Grand Junction, Colorado in May of 2007. A follow-up calibration run at the Grand Junction pits in October 2007 showed no statistical difference between calibrations. Since the Technical Report was written the Company has performed additional drilling. The logging equipment was calibrated at the DOE Grand Junction test pits both before and after the projects were completed.

Mineral Resource Estimates

The Whirlwind Technical Report covering all the leased claims comprising the Whirlwind Mine property estimated an Indicated Mineral Resource of 169,129 tons of mineralized material grading 0.30% U3O8and 0.97% V2O5 containing 1.0 million lbs. of U3O8 and 3.3 million lbs. of V2O5. The Whirlwind Technical Report also states that the Inferred Resources on the Whirlwind Mine property are 437,100 tons grading 0.23% U3O8 and 0.72% V2O5 containing 2.0 million lbs. of U3O8 and 6.47 million lbs. of  V2O5.

Mineral resources were calculated by the polygonal method by Energy Fuels. Polygons are drawn as perpendicular bisectors between drill holes or as 100-ft by 100-ft square areas of influence for isolated holes or areas of equidistant holes on 100-ft centers. The drilling is often on 100 foot centers, and therefore, many polygons enclose approximately 10,000 square feet of area. Of course the polygons are smaller where drill spacing is closer, and some may be slightly larger in clusters of holes with irregular spacing.

For the in situ resource estimate, the thickness and grade assigned to each polygon equals that of the intercepts recorded in the center hole of the polygon. A tonnage factor of 14 cubic feet per ton is used for Salt Wash deposits. Mining dilution is 1 foot of waste for mineralized thicknesses less than 6.0 feet or an appropriate fraction of a foot (if the intercept is greater than 6 feet) up to 7.0 feet.

A cutoff of 0.06% U3O8 has been used in all resource estimates for the Whirlwind and related properties that are based on historic or EFR drilling results. This cutoff is somewhat subjective and was chosen based on experience of EFR staff and on the basis of the lowest grade intercepts that are likely to be mined based on a tentative mine plan and location of such intercepts in or adjacent to development entries that will be mined regardless of the grade of involved mineralized sandstone. Measured vanadium grades, in combination with uranium grade, can be high enough to warrant mining a resource area even if the uranium contents in all holes in that area would not be sufficient to make the mineralization mineable through uranium content alone. Full-face mining costs less per ton of mineralized material than split-shooting does.

Vanadium assays are available for only a few of the drill holes. Where no data exist on vanadium, the intercept is assigned a value based on the historical district average V2O5:U3O8 ratio of 3.24:1. This ratio cannot be guaranteed and must be used as a historical estimator for vanadium mineralization potential.

Mining Operations

Mining will be conducted by conventional rubber-tired underground drill-blast-muck methods in a random room-and-pillar configuration (reflecting the geometry of the deposit as found during mining). A split-shot mining approach will be followed to minimize dilution when extracting thin zones. In the split-shot method, the mineralization is usually thin (a few feet in thickness). This method of split-shooting involves assessing each face as the stopes advance by the mine geologist, engineer, mine foreman, or experienced lead-miner. Since the grades and thickness of the typical Salt Wash uranium-vanadium deposits are highly variable, they are usually unpredictable from one round to the next. The eventual stope height will be seven feet or greater, but at the time of mining the waste above or below the mineralized horizon is blasted. After the waste is blasted and removed, the mineral zone is blasted and removed, thus reducing the amount of dilution to the mineralized rock. At times, the mineralized zone is blasted before the waste. For the Whirlwind Mine, 7.0 feet is the assumed minimum stope height. Ore grade material is determined by probing drill holes in the face of the stope. In resuing, waste is blasted or otherwise removed from one side of the ore zone. The ore in that zone is then extracted, thereby leaving any waste on the other side of the ore zone in place. If additional stope space is needed or a second ore zone occurs behind the remaining waste, that waste is removed without dilution to the ore zones. The lower limit of waste volume that can be extracted without disturbing ore is a function of the precision with which waste areas of the drill pattern can be selectively blasted without unduly increasing mining costs.

The Whirlwind Mine has been rehabilitated to both faces and the main haulage drifts enlarged to accommodate larger haul trucks. Development work for near-term production can begin within three months of the decision to restart. Due to the declining uranium price, the mine was placed on standby following the rehabilitation work in late 2008. In order to conserve cash, a decision to stop pumping and treating water was made in December 2009. Since the Technical Report was written, the mine has refilled with water to near historic levels. It is expected to take about 90 days to pump the water from the mine once operations resume.

Permitting

The Whirlwind Mine has all local, state, and federal permits needed to mine. A permit application to treat and discharge mine water was submitted in May 2007 and approved by CDPHE in August 2007. A water treatment plant and settling tanks were completed in the fall of 2007 under approved exploration plans. In July 2007, mine permit applications were submitted to CDRMS and Mesa County. A PO was also submitted to the BLM in July 2007. Mesa County approved a Special Use Permit and CDRMS approved a 112D Large Mine Permit for the project in February 2008.

On September 10, 2008, the Whirlwind permitting process was completed with the approval by the BLM of Energy Fuels’ PO for the Whirlwind Mine with a Finding of No Significant Impact. The mine is currently on standby and environmental monitoring and reporting continues to be conducted at the mine in accordance with permit conditions.

The Sage Plain Project

Unless otherwise stated, the following description of the Sage Plain Project is derived from the technical report dated March 18, 2015 titled “Updated Technical Report on Sage Plain Project (Including the Calliham Mine), San Juan County, Utah USA prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Sage Plain Technical Report”). The author of the Sage Plain Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. A copy of the Sage Plain Technical Report is available under the Company’s profile on SEDAR at www.sedar.com.

Project Description and Location

The Company’s Sage Plain Project is located near the southwest end of the Uravan Mineral Belt. It consists of three private mineral leases, three Utah State mineral leases, and one directly owned private parcel in east-central San Juan County, Utah. The combined 3,040 acres of the property is comprised of approximately 1,680 acres of leased fee land in sections 21, 27, 28 and 29, T32S, R26E, SLPM, about 1,280 acres of Utah State School and Institutional Trust Lands Administration (SITLA) land in sections 16 and 32, T32S, R26E, and 80 acres of land owned by Energy Fuels in section 33, T32S, R26E.

Two private leases and the Utah State leases are held by Colorado Plateau Partners LLC (“CPP”). CPP was a 50:50 joint venture between the Company’s former subsidiary Energy Fuels Resources Corporation (“EFRC”) and Lynx-Royal JV (“Lynx-Royal”). EFRC bought-out the 50% owned by Lynx-Royal in October 2012 and EFRC assigned its consequent 100% interest in CPP to EFR Colorado Plateau LLC (“EFRCP”), an affiliated Colorado subsidiary of the Company in September 2014. The other private lease is held solely by EFRCP, having been assigned from EFRC in September 2014. EFRCP has the right to use any of the surface necessary for exploration and mining activities by virtue of the leases or ownership.

The various parcels of the project were acquired in stages. EFRCP was successful bidder on two SITLA mineral leases in 2007. A third lease was awarded to EFRCP in March 2011. These were subsequently assigned to CPP. The SITLA leases have initial terms of 10 years at a rental price of $1.00 per acre.

They have provisions allowing for renewals for a second 10-year term with increased rental and advanced royalties. Production royalty rates on SITLA leases are 8% on uranium and 4% on vanadium.

EFRCP purchased the lease on the private Calliham parcel in February 2011 from NUVEMCO. The lease was effective as of March 8, 2007 and can be held indefinitely by an annual advanced royalty payment of $10,000. It carries a production royalty of 5% on uranium and 8% on vanadium. The Crain lease was purchased in July 2011 from Uranium Energy Corporation. It was effective on April 19, 2005 and was renewed by a one-time payment for a second 5-year term in April 2010. A renewal of this lease to keep it active beyond April 2015 is in progress. A production royalty of 6.25% on uranium and 5% on vanadium is reserved to Crain. The Skidmore lease covering land owned by J.H. Ranch, Inc., was acquired in October 2011 from a private group when it exercised an option to lease with J.H. Ranch. The lease has a primary term of 20 years. EFRCP has amended the lease, deferring advanced royalty payments until after October 2016 by continuing to make annual lease payments (the final lease payment of $62,500 will be due in November 2015). Production royalty here will be at a rate of 12.5% of the value of “crude ore”. EFRCP bought 80 acres of fee land (surface only) on which the reclaimed Calliham mine portal is located from Umetco in May 2012.

There are no environmental liabilities on any of the properties because reclamation associated with past exploration and production is complete. The portal site of the Calliham mine is on the private parcel owned by EFRCP. It was totally reclaimed and the permit terminated in 2000. A mine permit through the State of Utah and associated air and water permits will be required before EFRCP can reopen the Calliham mine, located on private land. EFRCP has performed much of the required baseline data gathering work and permit applications are nearly ready to file.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property lies some 15-17 air miles northeast of Monticello, Utah. The Sage Plain Project property can be accessed from the north, south, and east on paved, all-weather county roads connecting to State and U.S. highways. The nearest towns with stores, restaurants, lodging, and small industrial supply retailers are Monticello, Utah, 26 road miles to the west, and Dove Creek, Colorado, 20 road miles to the southeast. Larger population centers with more supplies and services are available farther away at Moab, Utah (61 road miles to the north) and Cortez, Colorado (54 road miles to the southeast).

The region of the Sage Plain Project is characterized by a sparsely-vegetated, relatively flat plain. It lies in an elevation range for 6,950 to 7,200 feet, is semi-arid, and accessible year-round. The region has a long history of mining, ranching, farming, and oil and gas production. Therefore, even though the regional towns are small, they have adequate services and supplies to support a project the size of the proposed Calliham mine. The regional grid of electrical transmission and distribution lines simultaneously supported the mine in the EFRCP project area plus the large Deremo mine operated by Umetco Minerals, 2 miles to the southeast, and the Silver Bell and Wilson mines, 1 ½ miles to the north. The grid remains adequate for any future mine operations by EFRCP.

History

The land and mineral rights ownership history was covered under section 1.1 above. Exploration drilling by various companies in the 1960s and 1970s discovered uranium-vanadium deposits in the Sage Plain area. The historic underground Calliham mine accessed the three private leases, but has been idle for about 20 years. It and the nearby Sage mine (one mile to the southeast) were operated in the 1970s to early 1980s by Atlas Minerals. The Calliham mine was acquired by Umetco Minerals in 1988 and operated briefly in 1990-1991. Umetco also operated the Silver Bell and Wilson mines, 1 ½ miles to the north. All mines ceased production due to depressed uranium and vanadium prices, not because they were depleted. The Calliham is totally reclaimed. Historic production from the Calliham by Atlas and Umetco, combined, was approximately 222,000 tons at average grades of 0.15% U3O8and 0.92% V2O5.

Geological Setting

The Sage Plain District (also referred to as the Egnar District or Summit Point District) is a portion of the greater Slick Rock District. It is the southwest continuation into Utah of the prolific Uravan Mineral Belt. Here, the host sandstones of the upper part of the Salt Wash Member of the Jurassic-aged Morrison Formation are not exposed. They are covered by Cretaceous-aged sediments or the upper Morrison Formation’s Brushy Basin Member. Due to the deeper burial of the mineralized Salt Wash Member in the Sage Plain area, discovery of economic deposits here lagged many years behind the production from the same host rocks elsewhere in the Slick Rock District a few miles to the northeast in Colorado. At Slick Rock, mining and milling of radium-uranium-vanadium ores from the Salt Wash has occurred since 1901. This part of the Uravan Mineral Belt has a significantly higher ratio of V2O5:U3O8in the ore than the deposits farther north.

Exploration

The uranium-vanadium deposits at and near the project are buried 500 to 750 feet deep. All exploration work, therefore, has been done by drilling from the surface. Outcrop exposures of mineralized Salt Wash sandstones 2-3 miles east of the Calliham mine helped guide the initial drilling. Drilling is discussed in more detail below.

Mineralization

The Morrison sediments accumulated as oxidized detritus in the fluvial environment. However, there were isolated environments where reduced conditions existed, such as oxbow lakes and carbon-rich point bars. During early burial and diagenesis, the through-flowing ground water within the large, saturated pile of Salt Wash and Brushy Basin material remained oxidized, thereby transporting uranium in solution. When the uranium-rich waters encountered the zones of trapped reduced waters, the uranium precipitated. Vanadium may have been leached from the detrital iron-titanium mineral grains and subsequently deposited along with or prior to the uranium. The thickness, the gray color, and pyrite and carbon contents of sandstones, along with gray or green mudstone, were recognized by early workers as significant and still serve as exploration guides. The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydromica.

Drilling

Historic exploration drilling from the surface was conducted by previous operators (including Hecla, Atlas, Truchas, Pioneer Uravan, and Umetco). These companies are known to have used techniques of common practice for uranium exploration appropriate for the region. EFRCP owns most of the original historic drill logs and maps. In addition, EFRCP staff personally know many of the workers of the previous operators in the Sage Plain area, as well as the reputations of the operators themselves. This direct familiarity lends confidence to EFRCP regarding the results of the operators and information provided by such previous workers. Longhole drilling was done within the underground mine during its operation. Verification and fill-in exploration drilling by EFRCP confirmed and added to the geologic interpretation and mineral resources at the project area. There have been approximately 313 holes drilled on the Calliham lease, 300 on the Crain lease, and 487 on the Skidmore lease by the prior owners. Ten holes were drilled by CPP across the three Calliham area leased properties in December, 2011 totaling 6,465 feet. Cuttings were logged with particular attention to sandstone color, carbon content, and interbedded mudstone characteristics. The holes were probed using a properly calibrated natural gamma tool along with resistivity and spontaneous potential logs when the holes contained water. An induction tool was used in the 2011 holes that were dry. All CPP holes were also logged with a deviation tool.Sampling and Analysis

Umetco’s preferred method of exploration at the nearby Deremo mine and other properties they worked in the Sage Plain area in the 1970s and early 1980s was to rotary “plug” drill through the upper part of the hole, then core through the uranium-bearing sandstone horizon. This allowed them to do assays for both uranium and vanadium. Holes then usually were logged with a natural gamma probe for radiometric uranium grades. EFRCP has most of the original assay data from the Umetco drilling on the leases. EFRCP also has most of the original gamma logs, which include the calibration factors for the probing equipment used, from the Hecla, Atlas, Truchas, and Pioneer Uravan drilling.

Material mined from the Calliham mine was successfully milled at the Atlas mill in Moab, Utah in the 1980s. The ore mined by Umetco in 1990-91 was milled at the White Mesa Mill in Blanding, Utah, presently owned by EFI. EFRCP is not aware of any radiological disequilibrium or unfavorable metallurgical issues occurring during the mining and milling of the Calliham ore.

Security of Samples

Core sampling methods used by previous operators is believed to have followed proper protocol commonly used by uranium-vanadium producers in the region in the 1970s and 1980s. Natural gamma logging equipment used by CPP in its 2011 verification drilling, the Colorado Plateau Logging, LLC tools, were calibrated at the U.S. Department of Energy (DOE) test pits in Grand Junction, Colorado on August 24, 2011.

Mineral Resources

Review of the historic and verification drilling data show it supports remaining Measured and Indicated Mineral Resources at the Sage Plain Project of approximately 1,611,000 lbs. U3O8 and 13,261,000 lbs. V2O5. This is contained in roughly 475,000 tons of material at an in-place diluted grade of 0.17% U3O8 and 1.40% V2O5 Additionally, Inferred Mineral Resources are estimated at 11,800 tons with an in-place diluted grade of 0.16% U3O8 and 1.20% V2O5 (36,700 lbs U3O8 and 283,600 lbs V2O5). This resource estimate for the Sage Plain Project is divided into the particular leases for reporting in this Technical Report. The resources of the Calliham, Crain, and Skidmore leases are accessible through the Calliham mine. The reported Mineral Resources are all hosted in the upper sandstone interval of the Salt Wash Member of the Morrison Formation. Uranium grades derive from equivalent U3O8 estimated from gamma logs as well as data from historic core assays.

Resources were estimated using a polygon method. The area of influence for any one drill hole was set at a maximum of 7,854 sq. ft. (radius of 50 feet) for Measured Resources. Indicated Resources are the areas between the Measured Resource polygons of adjacent holes that are greater than 100 feet apart, but no more than 200 feet, and the mineralized intercepts in those holes correlate well. Inferred Resources are where mineralized holes are from 200 to 400 feet apart. EFRCP uses a tonnage factor of 14 cu ft/ton for mineralized Salt Wash sandstone. A cutoff grade of 0.10% U3O8 was used (with a few exceptions, explained in Chapter 14).

The Mineral Resource totals for the entire project area are summarized in Table 1.1.

Table 1.1 – Summary of Measured, Indicated, and Inferred Mineral Resources for the Sage Plain Project; rounded.

Leases	Tons of Ore	U3O8 Lbs	Avg Grade (U3O8)	V2O5 Lbs	Avg Grade (V2O5)
Calliham			0.16		1.32
Measured	179,300	595,600	0.17	4,915,000	1.37
Indicated	10,900	22,700	0.10	172,900	0.80
Inferred	8,700	22,000	0.13	165,900	0.95
Crain			0.14		1.15
Measured	60,900	176,800	0.15	1,434,700	1.18
Indicated	2,100	3,700	0.09	26,100	0.63
Inferred	1,300	3,000	0.11	22,400	0.85
Skidmore			0.18		1.52
Measured	203,800	768,000	0.19	6,364,200	1.56
Indicated	18,100	44,200	0.12	348,100	0.96
Inferred	1,800	11,700	0.33	95,300	2.67
Grand Total(Mea+Ind)	475,100	1,611,000	0.17	13,261,000	1.40
Grand Total(Inf))	11,800	36,700	0.16	283,600	1.20

Notes:	1)	Grades and tonnages shown as diluted amounts.
Dilution is discussed in Chapter 14 of the Sage Plain Technical Report.
2)

Vanadium grades are based on assays where known, otherwise estimated at the average V2O5:U3O8 ratios for the individual properties used by previous operators based on core assay data and past production.

The Mineral Resources are located on private land in a region of past mining success where nearby communities have long supported mining enterprises. The State of Utah regulations are clearly stated and compliance will be readily achievable. The main challenge to moving the project forward is having a favorable market price for uranium and/or vanadium.

Mining Operations

The mining of resources in the Sage Plain Project will be by conventional underground methods. These methods have been used very successfully in the region for over 100 years. The nature of the Salt Wash uranium-vanadium deposits require a random room and pillar mining configuration. The deposits have irregular shapes and occur within several close-spaced, flat or slightly dipping horizons. It often rolls between horizons. The use of rubber-tired equipment allows the miners to follow the ore easily in the slight dips and to ramp up or down to the other horizons. The deposit will be accessed from the surface through a decline about 3,500 feet long at a gradient between 8 and 15%. If possible, the Calliham decline will be rehabilitated; if unusable, a new parallel decline would be driven. The Salt Wash sandstones are usually quite competent rock and require only moderate ground support. The overlying Brushy Basin mudstones are less competent, so the declines are often supported by square set timber or steel arch and timber lagging. The Salt Wash deposits are usually thinner than the mining height needed for personnel and equipment access. Therefore, the ore is mined by a split-shooting method.

The mined material will be processed at the conventional White Mesa Mill, 54 miles away. Ore from the Calliham mine was successfully processed there in 1991. Salt Wash ores from other districts in the Uravan Mineral Belt were processed at the White Mesa Mill as recently as mid-2013.

Exploration and Development Recommendations

EFRCP should continue efforts to acquire the necessary permits to allow mining to commence quickly when the uranium and/or vanadium prices increase to the point the project would become economic. A formal preliminary economic assessment should be performed to determine what those prices need to be.

Although some of the “exploration” of the Calliham mine areas will be performed underground as development proceeds, it is recommended that additional surface drilling be done for the areas to the north of the majority of the Calliham workings, particularly on the Skidmore lease.

Permitting

Prior to starting major permitting for the site, it is required that an exploration permit be obtained from DOGM to reopen the Calliham Decline and the Calliham No. 1 Vent Shaft to determine whether the decline is in good enough shape to allow for rehabilitation. Assuming that the decline is in reasonable shape, a summary of the three major state permits needed to reopen the mine follows:

  DOGM Large Mine Permit: This permit would include operation and reclamation plans, as well as comprehensive descriptions of environmental and health and safety issues. A preliminary draft of the Large Mine Notice of Intent (NOI) was prepared in 2012 but not finalized or submitted.

  Utah Division of Water Quality (DWQ) Mine Water Discharge Permit: The Calliham Mine would need to be dewatered during rehabilitation and then kept dewatered during mine operations. The DWQ requires that groundwater (zero) discharge permits be obtained for all ponds and surface water discharge permits be obtained for treating and discharging water from the site. Use of evaporation ponds versus water treatment was evaluated for this project and water treatment and discharge was selected as the preferable method for managing excess water.

  Utah Air Quality Division (AQD) Minor Permit: Given the large number of vent shafts and anticipated life-of-mine production greater than 100,000 tons of ore, this project would need an air quality permit for fugitive dust and radon emissions from ventilation shafts and disturbed surface areas.

All three state permits likely would trigger a public comment period and associated public meetings. This area has seen extensive uranium mining over the years and benefited from the associated economic advantages. Minor permits for water rights, storm water, county special use, etc. also may be required. The San Juan County Administrator stated the only permits they need to issue are building permits to reopen the Calliham Mine. These permits typically take 7 to 10 days to approve.

Copper King Gold/Copper Project

Unless otherwise stated, the following description of the Copper King Project is derived from the technical report dated August 24, 2012 titled, “Technical Report on the Copper King Project” prepared by Paul Tietz, C.P.G. and Neil Prenn, P. Eng. of Mine Development Associates (“MDA”) in accordance with NI 43-101 (the “Copper King Technical Report”). Each author of the Copper King Technical Report is a “qualified person” and “independent” of the Company within the meaning of NI 43-101. A copy of the Copper King Technical Report is available under Strathmore’s profile on SEDAR at www.sedar.com.

Project Description and Location

The Copper King project is located in southeastern Wyoming, approximately 32km west of the city of Cheyenne, on the southeastern margin of the Laramie Range. The property covers about five square kilometers that include the S½ Section 25, NE¼ Section 35, and all of Section 36, T.14N., R.70W.

Strathmore acquired its interest in the Copper King Project in May 2012 through an agreement to acquire all of the issued and outstanding shares of Saratoga Gold Company Ltd. (“Saratoga”). The property is held through two State of Wyoming Metallic and Non-Metallic Rocks and Minerals Mining Leases (the “Copper King Leases”) that extend through February 1, 2013 and February 1, 2014. Strathmore has renewed both leases for an additional 10 years. The current total rental payments are $2,240 annually with a production royalty ranging from 5 to 10% once production has commenced, although the Wyoming State Board of Land Commissioners has the authority to reduce that percentage. An easement agreement providing access has been negotiated with Ferguson Ranch Inc. on the S½ Section 25, T.14N., R.70W., and also the W½ Section 30, T.14N., R.69W. Annual payments on the easement agreement are $10,000. The agreement has been renewed for the current year. Prior to mining development, a surface impact payment would have to be negotiated with the lessee, which annual payment would then be split between the State of Wyoming and the surface lessee based on a sliding scale. On July 2, 2014, the Company contributed the Copper King Project to CK Mining Corp, a newly formed private company, in consideration of cash and newly issued Common Shares of CK Mining Corp., representing 50% of its issued and outstanding shares after giving effect to such issuance. A private investor group with experience in developing gold projects and building mining companies holds the other 50% of CK Mining Corp.

There are no outstanding environmental liabilities to which the project is subject. Strathmore completed reclamation of all drilling done in 2007-2009. The drill permit has been terminated and the bond released.

Accessibility, Climate, Local Resources, and Infrastructure

The Copper King Project is located in Laramie County, Wyoming, about 32km west of Cheyenne, Wyoming. Access to within 1.5km of the property is provided by paved and maintained gravel roads, although driving conditions might be difficult in the winter.

Annual precipitation averages 43cm, of which the majority falls as winter snows, which may hamper transportation for short periods after heavy snowfalls. Summer temperatures are mild; subfreezing temperatures are common during the winter. Overall, temperatures range from -37° C in the winter to 32° C in the summer.

Lodging, supplies, and labor are available in Cheyenne, a city of about 59,500 (2010 census). A paved road is within 8km that provides direct access into Cheyenne, which is served by Interstates 80 and 25 along with a full-service airport. The Union Pacific main line runs through Cheyenne, and a smaller trunk line passes by the property about 13km to the northeast. Interstate 80 and the main line of the Union Pacific Railroad lie about 6km to the south of the Copper King property, although there is no direct maintained access to this portion of the transportation corridor.

High-voltage power lines are located about 2.4km from the project, and local power lines serve the scattered residences along Crystal Lake Road.

There is ample ground east and south of the Copper King project area for mining infrastructure with a large flat area south of the mineralized area and still on the State section.

There are no significant water sources on the property. South Crow Creek and Middle Crow Creek, both perennial streams, lie 1.6km to the south and north. A large nearby reservoir, Crystal Lake Reservoir, lies 1.2km to the northwest within Curt Gowdy State Park. Previous site reports (Nevin, 1973; Mountain Lake Resources, 1997) indicate that the city, specifically the Cheyenne Board of Utilities, would be receptive to a proposal to sell water for mine use from this and other nearby reservoirs. MDA has not contacted the city authorities to ascertain whether this is still true.

Groundwater is <46m deep at the project site, and deep wells, or the dewatering of a future open-pit, could serve as an adequate water source for the mine. No hydrological studies have been completed to date on the property.

There is some low-density residential development east and west of the Copper King Project. From about six to 11km east of the Copper King mine there are 30 to 40 scattered homes. About 1.6km west of the mine are about five to eight scattered homes with 15 to 20 homes along Crystal Lake Road 4km west of the mine. The Ferguson Ranch is a working ranch located about four km northeast of Copper King mine.

Within the Copper King property, elevations range from about 2,073m to 2,225m with generally low to moderate relief. The exception is the northwest portion of the property, which covers a moderate to steep, northwest-facing slope that bottoms at 2,103m elevation in a northeast-flowing intermittent stream drainage. Elevations at the Copper King mine, and within the immediate mineral resource area, range from 2,118m to 2,188m. The currently identified mineral resource is exposed at the surface along a west-northwest-trending ridge, and the topography is conducive to open-pit mining methods. Vegetation is sparse to moderate with sagebrush and prairie grasses on the gentle south- and east-facing slopes and small conifers on the steeper north slopes.

The Company believes that the project has sufficient surface rights to engage in all contemplated mining operations, including potential waste disposal areas.

History

Limited exploration and mining were conducted on the Copper King property in the late 1880s and early 1900s. Approximately 272 tonnes of material were reported to have been produced from a now inaccessible 48m-deep shaft with two levels of cross-cuts. A few small adits and prospect pits with no significant production are scattered throughout the property.

Since 1930, at least nine historic (pre-Strathmore) drilling campaigns by at least seven companies plus the U. S. Bureau of Mines (“USBM”) have been conducted at the Copper King Project. American Smelting and Refining Company (“ASARCO”) acquired the property in 1938 and was the first known major company to drill the Copper King property. The Copper King Mining Company (“Copper King Mining”) acquired the property in 1952. While the Copper King Mining drilling was in progress, the U. S. Bureau of Mines (“USBM”) became involved and in1953/1954 surveyed and mapped the property and then drilled three diamond core holes for a total of 802m. There was no further recorded work on the property until 1970, when ASARCO re-optioned the property, conducted soil geochemical sampling and geologic mapping, performed additional diamond drilling, and completed induced polarization (“IP”) and aeromagnetic geophysical surveys. Henrietta Mines Ltd. (“Henrietta”), a wholly owned subsidiary of Caledonia Resources Ltd., acquired rights to the property in 1972, and a comprehensive exploration program was completed by the spring of1973. At some point between 1973 and 1987, Henrietta’s interest in the property was folded into Wyoming Gold, Inc. The Caledonia work was mentioned briefly in the Wyoming State Geological Survey Bulletin 70. Compass Minerals, Ltd. (“Compass”) acquired the property in 1993. In addition to the exploration just described, MDA found evidence suggesting that two or three other operators may have conducted at least some drilling at Copper King.

Saratoga acquired the property in 2006. Strathmore acquired all of the issued and outstanding shares of Saratoga on May 11, 2012 and has conducted no exploration to date. The Company Acquired Strathmore in 2013. The current project database contains 91 drill holes totaling 11,429m that were drilled before Saratoga acquired the property.

The most recent drilling on the property was conducted by Saratoga, who completed a drill exploration program on the property in 2007 and 2008. Thirty-five diamond core drill holes were completed for a total of 7,762m. The focus of the work was to confirm and potentially expand the mineralized body outlined in the previous drill campaigns, increase the geologic and geochemical database leading to the creation of the current geologic model and resource estimate, and to provide material for further metallurgical testing.

Neither Strathmore nor Energy Fuels has conducted exploration on the Copper King Project to date.

Geologic Setting

The Silver Crown mining district, within which the Copper King project is located, is underlain by Proterozoic rocks that make up the southern end of the Precambrian core of the Laramie Range. Metavolcanic and metasedimentary rocks of amphibolite-grade metamorphism are intruded by the approximately 1.4 billion year old Sherman Granite and related felsic rocks. Within the project area, foliated granodiorite is intruded by aplitic quartz monzonite dikes, thin mafic dikes, and younger pegmatite dikes. Shear zones with cataclastic foliation striking N60°E to N60°W are found in the southern part of the Silver Crown district, including at Copper King. Copper and gold mineralization at Copper King occurs primarily in unfoliated to mylonitic granodiorite. The granodiorite typically shows potassium enrichment, particularly near contacts with quartz monzonite. At Copper King, mineralization is associated with a N60°W-trending shear zone.

The Copper King deposit is thought by some to be a Proterozoic porphyry gold-copper deposit (Hausel, 1992, 1997; Carson, 1998), and is included in a list of undeveloped porphyry copper deposits by Long (1995). Others (Klein, 1974) categorized the Copper King deposit as a structurally controlled base and precious metal deposit in a Precambrian shear zone.

Exploration

Limited exploration and mining were conducted on the Copper King property in the late 1880s and early 1900s. Approximately 272 tonnes of material were reported to have been produced from a now inaccessible 48m-deep shaft with two levels of cross-cuts. A few small adits and prospect pits with no significant production are scattered throughout the property.

Since 1938, at least nine historic (pre-Strathmore) drilling campaigns by at least seven companies plus the U. S. Bureau of Mines (“USBM”) have been conducted at Copper King. The current project database contains 91 drill holes totaling 11,429m that were drilled before Saratoga acquired the property. There are only limited, third-party references to four historic holes, and therefore these four holes are not included in the database. Also, one of the core holes re-entered and then deepened an earlier hole and so is considered just one hole, with one surface collar location, within the current database. All but six of the drill holes are within the current resource area.

MDA has very little information on sampling or analytical procedures for most of the pre-Saratoga drilling campaigns. With the exception of limited check assaying, there is no evidence of quality assurance/quality control measures having been taken by all but the most recent previous operators.

However, drilling by five different operators since 1970 has generally confirmed the mineralization identified by the drilling of two companies and the USBM prior to 1970, which lends confidence to the drilling results.

Other work conducted at Copper King by previous companies has included ground and aeromagnetic surveys as well as induced polarization (“IP”) surveys along with geochemical sampling, geologic mapping, and a number of metallurgical studies.

The most recent drilling on the property was by Saratoga, who conducted a drill exploration program in 2007 and 2008. Saratoga completed 35 diamond core drill holes for a total of 7,762m. The focus of Saratoga’s work was to confirm and potentially expand the mineralized body outlined in the previous drill campaigns, increase the geologic and geochemical database leading to the creation of the current geologic model and resource estimate, and to provide material for further metallurgical testing.

The Company (including Strathmore) has conducted no exploration on the Copper King project to date.

Mineralization

The Copper King deposit consists of a near-surface, central core of high-grade (>1.71g Au/t) mineralization, 175m long, 50m wide, and 150m thick, associated with moderate to pervasive silicification and near-vertical thin, sulfide-bearing quartz veins and stockwork. The high-grade core is surrounded by a large envelope of low-grade disseminated mineralization, 760m long along its N60oW strike, up to 300m wide at the widest part, and over 330m in thickness. The low-grade mineralization is open along strike, both to the northwest and southeast, and also at depth, where historic core holes have encountered mineralization to a depth of at least 305m. Gold and copper mineralization within the lower-grade portion of the deposit is uniformly consistent in tenor both along strike and at depth. Historic and Saratoga drill holes have intercepted >250m of continuous gold and copper mineralization in which over 90% of the individual gold assays range between 0.3g Au/t and 1g Au/t. grade and copper values range between 0.1% Cu and 0.3% Cu.

Mineralization is present as disseminated sulfides and quartz/sulfide stockworks with malachite and chrysocolla and native copper present at the surface and chalcopyrite, pyrite, minor bornite, primary chalcocite, pyrrhotite, and native copper at depth. The mineralization is low in pyrite and high in magnetite. Precious metal concentrations are directly proportional to sulfide content, particularly chalcopyrite. Gold occurs as free gold in grains 10 to 250 microns in size. Oxidation occurs within the upper 30m below the topographic surface and a mixed zone of weak oxides and remnant sulfide, often associated with increased metal grades, occurs within the core of the deposit up to 75m below the oxide boundary. Chalcopyrite is the dominant sulfide mineral, though chalcocite and native copper are enriched within the mixed oxide/sulfide zone and oxide zones, respectively.

Drilling

The USBM’s drilling indicated that the mineralization has a fairly extensive width and length and continues to a depth of at least 312m. The results of the pre-1955 work are summarized in the USBM Report of Investigation No. 5139 (Soule, 1955). This early work confirmed the large-tonnage potential of the deposit and indicated that the mineralization extends to depths greater than 305m. As of the effective date of the Copper King Technical Report, 120 drill holes totaling 18,105m occur within the Copper King deposit area and are in the current database. The drill total includes 62 core holes totaling 11,276m (62% of total drill footage), 30 conventional rotary holes totaling 3,383m, 23 reverse circulation (“RC”) holes totaling 2,219m, and 5 holes started with RC but finished with core that total 1,227m. Both vertical and angle holes have been drilled, and the maximum vertical depth is 305m. All 120 drill holes, including collar location, down-hole orientation, and analytical results, are in the current project database. Limited data exist concerning drill procedures or collar surveys for the drilling prior to that of Saratoga. Except for one pre-Saratoga core hole, MDA has no evidence that any of the other holes drilled on the Copper King property by previous operators were down-hole surveyed. All Saratoga drill-hole collars were professionally surveyed, and all Saratoga holes have down-hole survey data.

The Saratoga data have been validated against original source material, including collar survey files, original driller-recorded down-hole survey data, and digital assay data direct from the laboratories. Saratoga’s quality assurance/quality control measures included the use of standards and blanks along with pulp duplicate and pulp-re-assay testing, the latter using a second umpire laboratory.

The Company (including Strathmore) has conducted no drilling on the property to date. Historic drilling on the property is summarized below.

Drilling on the Copper King Property

Company	Year	No. of holes	Type	Series/hole	Total Drilled (m)
ASARCO	1938	5	Core	A	427
Copper King	1952	6	Core	C	802
USBM	1953-54	3	Core	B	802
ASARCO(2)	1970	8	Core	A	874
Henrietta Mines(1)	1973	111	Rotary	P-1, P-2, P5 - P7	341
			Rotary/core	P3/H5; P4/H6	325
			Core	H-1 thru H-42	483

?(3)	Pre-1988	14	?	BL-L1	?
Caledonia	1987	25	Percussion rotary	(5) CK87	3042
Royal Gold?(6)	1989	24	Rotary or RC	CK89	1544
Compass	1994	26	21 RC, 5 Core	CCK	2890
?(7)	Pre-1995	14	Core	N-1	3134
Mountain Lake	1997	8	RC	MLR,MLRM	1445
Saratoga Gold	2007 & 2008	35	Core	WG07, WG08	7762
Total		131			19,660

1)	Some references count the two combined rotary/core holes as two rotary and two core holes for a total of 13 holes
2)	Hole H-3 re-entered ASARCO hole A-12
3)	Hole apparently drilled by an unknown operator prior to December 1987
4)	Not included in current database because of questions about the existence of these holes
5)	Some maps show these holes as K- series or 87- series
6)	Inferred from Hazen Research, Inc. (1989) but not verified and not located
7)	Hole apparently drilled by an unknown operator prior to December 1994.

Saratoga’s 2007 and 2008 drill results confirmed the high-grade mineralization and also confirmed the presence of mineralization across the length and breadth of the deposit. All of the 2007 and 2008 holes which were cored were down-hole surveyed for deviation. Other data collected on many of the holes in this program were core photography, RQD and core- recovery measurements, geologic logging, and sampling. Core recoveries averaged over 90% with many long intervals at over 95%. Some of the core was exposed to the weather, onsite, due to limited covered space.

Sampling and Analysis

To date, 120 drill holes totaling 18,105m occur within the Copper King deposit area and are in the current database. The drill total includes 62 core holes totaling 11,276m (62% of total drill footage), 30 conventional rotary holes totaling 3,383m, 23 reverse circulation (“RC”) holes totaling 2,219m, and 5 holes started with RC but finished with core that total 1,227m. Both vertical and angle holes have been drilled, and the maximum vertical depth is 305m. All of the drill holes were continually sampled down-hole with most of the historic drilling on predominantly 1.5m or 3m intervals, while the Saratoga sampling was predominantly at 1.5m intervals. All 120 drill holes, including collar location, down-hole orientation, and analytical results, are in the current project database.

The Copper King drill-hole assay database contains 8,357 gold assays and 8,225 copper assays. Sixty percent of the analytical data within the current database are from the Saratoga drill program. The Saratoga data have been validated against original source material, including collar survey files, original driller-recorded down-hole survey data, and digital assay data direct from the laboratories. Saratoga’s quality assurance/quality control measures included the use of standards and blanks along with pulp duplicate and pulp-re-assay testing, the latter using a second umpire laboratory.

Saratoga sampled the 2007 and 2008 drill core on approximate 1.5m intervals, although sample intervals did range from 0.3 to 3m as warranted by the geology. Due to the pervasive alteration and potential for mineralization observed throughout all drill holes, the core was continuously sampled with no gaps in the sample sequence. The samples were collected principally by sawing the core in half, though some intervals, due either to the hardness of the rock or the unavailability of the saw, were split with a hydraulic splitter. One half of the core was bagged and sent for assay, while the remaining half was placed back into the core box and put into storage. Energy Fuels maintains all remaining core from these programs in locked storage.

The Saratoga core samples from the 2007 drill program were shipped to ALS Minerals (“ALS”, formerly called ALS Chemex) in Elko, Nevada for sample preparation and then on to the ALS facility in Sparks, Nevada, for analysis for gold and a 33-element geochemical suite. Final results were received in December 2009. The ALS sample preparation and analysis methods requested by Saratoga were “AA23” for gold and “ME-ICP61” for the geochem suite. The detection level for the analysis was 5 ppb Au, while the upper precision level was 10 ppm Au. Samples assaying over 10 ppm were re-assayed using a fire assay with gravimetric finish technique (ALS lab code “Au-GRA21”), which has an upper precision level of 1,000 ppm Au. The “ME-ICP61” analytical geochem procedure consists of a four-acid digestion and analysis by inductively coupled plasma (“ICP”) followed by atomic emission spectroscopy (“AES”). The reported range for copper values using this technique is between 1 and 10,000 ppm Cu. Samples with initial values over 10,000 ppm Cu were re-run using the same analytical techniques optimized for accuracy and precision at high concentrations (ALS lab code “CU-OG62” with an upper precision of 40 percent Cu).

After completion of analyses and temporary storage at ALS, all of the pulps and selected coarse reject samples from mineralized intervals were retrieved by Saratoga and are currently in storage in Elko, Nevada. Energy Fuels continues to maintain all remaining core rejects and sample pulps from these programs in locked storage, in Elko, NV.

Neither Strathmore nor Energy Fuels have done any drilling on the property to date.

Security of Samples

The drill crew, upon filling a core box, placed a wooden top over the core, and the box was secured using strapping tape. At the end of each drill shift, the core was transported by the drill crew into Cheyenne, WY, a distance of about 32km, and placed in a locked commercial storage unit. The storage unit is located within a secure, gated facility. About once per week, the core were transported on a trailer to a logging and sampling facility in Casper, Wyoming, a distance of about 320km. After being logged and sampled, the remaining half-core was placed in a locked storage unit within a secure, commercial storage facility in Casper.

All remaining 2007 core holes were transported 320km to Dubois, Wyoming, for storage and further core processing. Sampling was conducted within an open-sided ranch shed on private property owned by Norm Burmeister, an officer with Saratoga. The core facility was within a fenced area. After sampling was complete, the core was transported to a commercial storage facility and stored on racks in a locked storage unit. These same procedures were used for the 2008 drilling.

The Saratoga core is currently stored in two facilities. The initial 11 drill holes from the 2007 campaign and the core from all eight holes of Saratoga’s 2008 drilling are in a secure storage facility in Cheyenne, Wyoming, along with remaining unsampled core from Compass’s holes. Saratoga’s 16 remaining 2007 core holes are in a secure storage facility in Dubois, Wyoming.

At the time of their report, MDA was of the opinion that the sampling methods, security, and analytical procedures were adequate for mineral resource estimation. Saratoga’s QA/QC program implemented for the 2007 and 2008 drilling included analytical standards and blanks inserted into the drill-sample stream, duplicate assaying of selected coarse-reject samples by the primary assay laboratory, and re-assaying of original pulps by an umpire laboratory. The check assay analyses have shown good agreement between the ALS duplicate pulp analyses on the original ALS coarse rejects and also between the ALS pulp re-assays of the original American Assay samples. No significant biases or assay variability issues were found within these data.

Metallurgical Testing

Neither Energy Fuels nor Strathmore have conducted metallurgical testing to date. However, the previous owner, Saratoga Gold, did a fairly extensive test set of which the samples are currently controlled by Energy Fuels and kept at the Riverton Office.

Mineral Resource Estimates

As of June 20, 2012, 120 drill holes totaling 18,105m exist in the Copper King deposit area. The drill total includes 62 core holes totaling 11,276m (62% of total drill footage), 30 conventional rotary holes totaling 3,383m, 23 RC holes totaling 2,219m, and 5 holes started with RC but finished with core that total 1,227m. The Copper King drill-hole assay database contains 8,357 gold assays and 8,225 copper assays. Other metals are not considered to be economically significant and, therefore, were not estimated.

Upon completion of the database validation process, MDA constructed 26 cross sections spaced 50ft (15.24m) to 100ft (30.5m) apart and looking northwest at 302°. The sections were spaced to best fit the existing drilling with the tighter spacing within the center of the deposit. One set of sections was made for lithology and then another for gold/copper. Drill-hole information, including rock type and metal grades, along with the topographic surface were plotted on the cross sections. Using the cross-sectional interpretations as a framework, three-dimensional solids were created of the gold and copper mineral domains and the quartz monzonite and lamprophyre dikes. Grade estimation was controlled by the metal domains and the unique rock types.

The Copper King density database consists of 1,338 specific gravity measurements on Saratoga’s 2007-2008 drill core. MDA assigned a specific rock type and oxidation type (oxide, mixed, or sulfide) to each density value by correlating the specific gravity down-hole depths with the logged geology at that same location. Unique gold and copper mineral domain models were created based on, and guided by, the geologic/density model cross-sections. Further analyses of the gold and copper data indicated that the dike mineralization was consistently of a lower grade than the surrounding granodiorite. The dike and granodiorite assays were therefore treated as separate domains for compositing and estimation purposes resulting in two mineral domains within the model for both gold and copper. The volume inside each mineral domain was estimated using only composites from inside that domain.

The resource block model reflects the even distribution of metal grades occurring within a large body of disseminated and vein/stockwork gold and copper mineralization. MDA classified the Copper King resources in order of increasing geological and quantitative confidence into Inferred, Indicated, and Measured categories. MDA classified the Copper King resources by a combination of distance to the nearest sample and the number of samples, while at the same time taking into account reliability of underlying data and understanding and use of the geology.

A summary of the total Copper King stated resources are tabulated in the following two tables. The stated resource is fully diluted to 6.1m by 6.1m by 6.1m blocks (20ft by 20ft by 20ft) and is tabulated on a AuEq cutoff grade of 0.514g AuEq/t (0.015oz AuEq/ton). All material, regardless of which metal is present and which is absent, is tabulated. Because multiple metals exist, but do not on a local scale co-exist, the AuEq grade is used for tabulation. Using the individual metal grades of each block, the AuEq grade is calculated using the following formula:

g AuEq/t = g Au/t + (2.057143 * %Cu)

This formula is based on prices of $1,000.00 per ounce gold, and $3.00 per pound copper. No metal recoveries are applied, as this is the in situ resource.

Summary Table of Copper King Resources

Total Measured and Indicated Resource:

Au-equiv. Cutoff		Tons	Tonnes	oz Au	g Au
oz AuEq/ton	g AuEq/t	(millions)	(millions)	/ton	/t	oz Au	% Cu	lbs Cu
Measured 0.015	0.51	15.13	13.73	0.018	0.62	272,000	0.199	60,120,000
Indicated 0.015	0.51	44.62	40.48	0.015	0.50	654,000	0.183	162,880,000
TOTAL 0.015	0.51	59.8	54.2	0.015	0.53	926,000	0.187	223,000,000

Total Inferred Resource:

Au-equiv. Cutoff		Tons	Tonnes	oz Au	g Au
oz AuEq/ton	g AuEq/t	(millions)	(millions)	/ton	/t	oz Au	% Cu	lbs Cu
0.015	0.51	15.6	14.2	0.011	0.38	174,000	0.200	62,530,000

For the Copper King deposit, the most important observation that can be presented to the reader is the even, consistent distribution of gold and copper, albeit generally low-grade, throughout this potential open-pit deposit. Approximately 85% of the total resource is classified as Measured or Indicated due to the consistent nature of the mineralization and the current drill spacing.

It is proposed that the Copper King gold-copper deposit be mined by open pit methods. It was concluded that the process with the highest potential to yield good extractions of gold and copper would likely be flotation, followed by cyanidation of the flotation tailings.

This study assumed material would be processed at a rate of 10,000 tons per day. The ore-grade material would be crushed in or near the mine and transported to the plant located close to the mine. The production schedule indicated between 3.5 and 11.0 million tons of material will be moved annually. Mining is planned to proceed on 20ft bench intervals. Material will be drilled and blasted. The blasted material will be loaded by a 15cy front shovel or a 16cy loader into 100-ton trucks. The ore-grade material will be hauled to a jaw crusher located near the pit rim. The crushed material will be transported to a plant site.

The Capital Cost estimate is expressed in terms of U.S. dollars in first quarter 2011 costs (US$). The initial mine equipment capital cost is estimated to be $17 million and the floatation mill capital cost is estimated to be $81.6 million. The estimated capital cost of infrastructure is $5.4 million. The mining cost is estimated to be $1.60 per ton of material moved. The processing cost estimate is $7.73 per ton and the general and administrative costs were estimated to total $0.86/ton of material processed.

The pre-tax economic analysis of the project shows a 31.2% IRR, and a NPV (5%) of $159.5 million.

Exploration and Development

The Company has no plans to perform any additional exploration work or development work in 2015.

Permitting

To date, no concentrated environmental studies have been performed on the Copper King property. No known environmental liabilities exist on or near the Copper King property at the time. There are no apparent fatal flaws or excessive permitting requirements that would be prohibitive to obtaining a Permit to Mine; however, careful planning and coordination with the Wyoming Department of Environmental Quality would streamline the permitting process and allow for the early identification of ways to address items of critical concern.

Non-Material Mineral Properties

This section describes additional non-material mineral properties in the Western U.S. and Newfoundland held by the Company. As these projects are not considered material to Energy Fuels’ business, the Company is pursuing the potential sale, joint venture, trade or other transaction involving one or more of these projects.

The Company holds additional non-material mineral properties in the Western U.S. and in Newfoundland as follows:

Other Colorado Plateau Projects:

Overview:

The Company holds the Rim mine, which is permitted and on standby. However, the Rim will require varying degrees of additional development and permitting for expansion prior to being put back into production. It is located approximately 65 road miles from the Company’s White Mesa mill. Haulage of the ore from the mines to the mill is along County, State and U.S. highways.

The uranium/vanadium deposits in the Colorado Plateau District are hosted by sandstone formations which resulted from deposition of clastic material by braided streams. The shape and size of the mineralized zones are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find a zone and then merely following its erratic path, with little exploration other than development drilling in the course of following the mineralization. The sporadic and ill-defined nature of these deposits has traditionally resulted in a limited amount of operational resources being dedicated to delineating future mineral resources or mineral reserves prior to mining.

Operations:

The Rim mine is a combination of a shaft and decline access but at the present time is only accessed through the decline. The Rim mine is a mature formerly operating mine, with extensive underground workings. The mining method at the Rim property is random room and pillar in which no set pillar pattern is established but rather both the size of the rooms and the pillars are variable and are defined by the deposit geometry. A typical room is about 20 feet wide with pillars as small as 12 feet square in highly mined areas.

The uranium-vanadium deposits in the Rim mine occur in the upper and middle sandstones of the Salt Wash Member of the Morrison Formation. The Rim Mine deposits have an unusually high V2O5: U3O8 ratio; the last milled at the White Mesa Mill had a 10:1 ratio.

For the majority of these properties, Energy Fuels is in possession of much historic mine and drill data as well as up to date mine maps.

Because of the limited thickness of the mineralization, mining must be selective in order to maintain a satisfactory production grade. This is done by following the mineralized zones closely and by the technique of “split shooting” wherein the ore and waste are blasted separately in a two-stage operation.

As a result of declining uranium prices, in March 2009, Denison placed the Rim mine on standby. The ore production from the Rim mine for 2007 through September 2012 is shown below.

Mine	2013*	2012*	2011*	2010*	2009*
Rim
Tons	-	-	-	-	3,475
% U3 O8	-	-	-	-	0.07%
% V2 O5	-	-	-	-	0.70%

No Mineral Reserve or Resource estimates have been prepared in accordance with NI 43-101 for the Rim mine. The uranium grades shown above are based on probe grades taken when the ore arrives at the White Mesa Mill. The vanadium grades are based on historical uranium/vanadium ratios.

Permitting:

The Rim Mine was developed in the early 1970s by Atlas Minerals and was permitted in the late 1970s and early 1980s with DOGM and the BLM when their respective environmental programs were implemented. The mine and permits were transferred to Energy Fuels Nuclear in 1994, then to International Uranium (1997), then to Denison Mines (2007), and finally to Energy Fuels in 2012. Denison restarted the mine in 2008. The mine was dewatered, but only several thousand tons of ore were mined before it was shut down. Dewatering continued until Energy Fuels shut the pumps down in the fall of 2012. The original mine permits were for 13.3 acres; however, agency inspections in 2009 identified additional areas of disturbance. An updated Large Mine NOI, which doubled as a Plan of Operations, were submitted to the DOGM and the BLM, respectively, in 2010 for 16 acres of disturbance. This plan was approved and the bond was increased proportionally. The facility has a surface water discharge permit and a Small Source Exemption for air emissions. Energy Fuels plans to submit a new construction application to DAQ prior to restarting the mine.

The Company considers the Rim mine to be a non-material property.

San Rafael Project:

In August 2014, The Company sold all the San Rafael Project to Pinon Ridge Mining LLC.

Willhunt:

In August 2014, The Company sold all the Willhunt Project to Pinon Ridge Mining LLC.

Farmer Girl:

In August 2014, The Company sold all the Farmer Girl Project to Pinon Ridge Mining LLC.

Torbyn:

Energy Fuels has filed a technical report, dated January 7, 2009 titled “Amended Technical Report On Energy Fuels Resources Corporation’s Torbyn Property, Mesa County, Colorado”, prepared by M. Hassan Alief, Certified Professional Geologist, Alinco GeoServices, Inc. Lakewood, Colorado (the “Torbyn Technical Report”). A copy of the Torbyn Technical Report is available under the Company’s profile on SEDAR at www.sedar.com. The Company has leased the Torbyn (Tenderfoot Mesa) property from Rimrock Exploration and Development, Inc. since July 1, 2006. Four drill projects have been completed on the Torbyn claims in 2007, 2008, 2009 and 2012. The 2007 Energy Fuels drilling is described in the Torbyn Technical Report. Subsequent drilling (12 holes drilled in 2008 total 4,755 ft. and in 2009, six holes were drilled which total 2,350 feet) added resources in the exploration target areas defined in the Report by approximately 51,500 lbs. of U3O8 and 206,000 lbs. of V2O5 which is not considered compliant at this time. The drilling in 2012 was designed to look for extensions of the mineralization in three directions near the mine, finding the sandstone to be very favorable in one of those directions. More drilling is needed to enlarge the known resources near this mine in order to make a decision as to go forward with permitting. Now only the most prospective 40 claims remain under lease.

The Company considers the Torbyn project to be a non-material property.

Other New Mexico Projects:

Nose Rock Project:

The Nose Rock project is a uranium development project located within the Grants Mineral Belt in the State of New Mexico northeast of the town of Crownpoint. The Nose Rock project as a whole consists of approximately 5,000 acres of land, including 102 federal lode mining claims and six (6) State of New Mexico Mineral Leases.

On March 19, 2009, Strathmore filed on the SEDAR website at www.sedar.com, the technical report titled "Technical Report on Section 1, T18N, R12W, Nose Rock Uranium Property, McKinley County, New Mexico," dated February 9, 2009, prepared by M. Hassan Alief, M.Sc., CPG, in accordance with NI 43-101 (the “Nose Rock Technical Report”). A copy of the Nose Rock Technical Report is available under Strathmore’s profile on SEDAR at www.sedar.com. The author of the Nose Rock Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

The Nose Rock project was acquired by the Company on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels. Strathmore acquired the property through mineral leases or by claim staking.

The Company considers the Nose Rock project to be a non-material mineral property.

Dalton Pass Project:

The Dalton Pass project is a uranium development project located in the western part of the Grants Mineral Belt in the State of New Mexico. The Company considered the resources here to be too low-grade and too deep to be economical in a reasonable timeframe under the current forecast of uranium prices. Therefore, the property was abandoned by not paying the federal lode mining claim Fee on September 1, 2014.

Church Rock Project:

The Church Rock project is a uranium development project located in the State of New Mexico. It consists of approximately 640 acres of federal lode mining claims.

The Church Rock project was acquired as a result of the acquisition of Strathmore by Energy Fuels. Strathmore acquired the property through claim staking.

An historical measured and indicated mineral resource estimate for the Church Rock project reported by Kerr-McGee in 1979 totaled 10.9 million pounds eU3O8 based on 6,050,000 tons at an average grade of 0.09% eU3O8. Kerr McGee's measured and indicated mineral resource categories are most likely comparable to CIM Measured and Indicated mineral resource categories. In 1995, Rio Algom LLC, the successor company to Kerr-McGee, prepared a resource estimate utilizing Kerr-McGee's methodology, but using a higher cut-off grade of 5 feet of 0.10% . Rio Algom calculated an historical measured resource estimate totaling 5,426,000 lbs. eU3O8 based on 2,532,000 tons at an average grade of 0.11% eU3O8, an indicated resource estimate totaling 76,000 lbs. eU3O8 based on 34,000 tons at an average grade of 0.11% eU3O8, and a total measured & indicated resource estimate of 5,502,000 lbs. eU3O8 based on 2,564,000 tons at a grade of 0.11% eU3O8.

The Company cautions readers that the Company is not treating either of these two historical resource estimates as current mineral resources. The Kerr-McGee and Rio Algom historical measured and indicated resource estimates stated above were completed prior to the implementation of NI 43-101. Given the extensive mineral production in the Church Rock and Crownpoint areas (approximately 16 million pounds), the experience and reputation of the companies, and the quality of their historical work, the Company believes these historical resource estimates to be relevant and reliable. However, a qualified person has not completed sufficient work to verify and classify these historical resource estimates as current Mineral Resources, and the Company is not treating the historical resource estimates as current Mineral Resources or Mineral Reserves. Additional work including confirmation drilling, sampling and chemical assay verification, and other technical support work as deemed necessary, is required in order to verify the historical estimates as a current mineral resource.

The Company considers the Church Rock project to be a non-material mineral property.

Marquez Project:

The Marquez Project is a uranium development project located in the eastern part of the Grants Mineral Belt in northwestern New Mexico. It consists of approximately 14,501 acres of a private mineral lease. It was extensively explored during the 1970’s, including 384 drill holes completed, and was being developed as a full-scale underground uranium mine by Kerr McGee and the Tennessee Valley Authority. However, the project was later abandoned in the 1980s due prolonged weak uranium prices. Strathmore acquired rights to the Marquez property in 2007.

On June 21, 2010, Strathmore filed on the SEDAR website at www.sedar.com, the technical report titled "Marquez Uranium Property, McKinley County, New Mexico," dated June 10, 2010, prepared by M. Hassan Alief, M.SC, CPG, in accordance with NI 43-101 (the “Marquez Technical Report”). The Marquez Technical Report is available under Strathmore’s profile on SEDAR at www.sedar.com. The author of the Marquez Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

The Marquez Project was acquired by the Company on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels. Strathmore acquired the property through claim staking.

The Company considers the Marquez project to be a non-material mineral property.

Other Wyoming Projects

Shirley Basin:

The Company’s Shirley Basin uranium properties exceed 2,500 acres of federal lode mining claims and 680 acres in two Wyoming State Leases. Previous exploration conducted by Utah International identified a number of mineralized areas requiring follow-up exploration.

The Shirley Basin properties were acquired by the Company on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels. Strathmore acquired the property through claim staking.

The Company considers the Shirley Basin property to be a non-material property.

Sky Project:

The Sky project totals approximately 800 acres of federal lode mining claims. The claims are within the Wind River Basin of Wyoming. The property was originally discovered by Exxon Minerals in the 1970's and was controlled by the Pathfinder group until the late 1980's. The Company considered the resources here to be too low-grade and too deep to be economical in a reasonable timeframe under the current forecast of uranium prices. Therefore, the property was abandoned by not paying the federal lode mining claim fee on September 1, 2014.

Exploration Properties

Department of Energy (DOE) Lease Tracts:

The Company was the successful bidder in May 2008 on four of the DOE tracts offered for lease in the Uravan Mineral Belt in western Colorado (C-SR-16A, C-CM-24, C-G-26, and C-G-27). Three other leases were acquired by the Company, the second highest bidder, in 2009 when the initial lessee did not renew (C-SR-12, C-AM-19A and C-AM-20). A fourth lease was assigned to the Company from the initial lessee, Zenith Minerals, in 2010 (C-AM-19). A lawsuit filed against DOE in November 2008 by non-governmental organizations alleged DOE should have performed an EIS on each individual lease tract instead of a Programmatic Environmental Assessment (PEA) on the combined leases. The court ruled in favor of the plaintiffs in June 2011. In the ruling, the court ordered the preparation of a Programmatic Environmental Impact Study, which is currently underway. The court also stayed the leases in June 2011, prohibiting any surface disturbing work until the EIS is completed. DOE therefore suspended the annual lease payments until the final decision on the EIS. DOE will also add onto the end of the lease initial term the length of time it takes from the stay until the Final EIS record of decision (“ROD”), assuming the decision allows work to resume. The draft EIS was made available for public comment in February, 2013. The Final EIS was made available and the publishing in the Federal Register of the ROD was made May 12, 2014. The DOE’s preferred alternative is to resume the leasing program as it was before the law suit. The DOE General Counsel’s office and the Department of Justice attorneys will draft a motion to the Court to have the injunction lifted. Until the Court lifts the injunction, no annual payments to continue to hold the leases will be due until a year after since the lease payments were made for a year in advance at the same time the suit stayed the leases. There is the potential for mineralization on these leases.

The Company considers these properties to be non-material.

HC Claims (Calamity Mesa):

The Company has leased the HC claims on Calamity Mesa from Rimrock Exploration and Development, Inc. since March 8, 2007. All but 30 claims have been dripped from the lease. Three drill projects have been completed on the HC claims in 2007, 2008, and 2009. The 2007 project focused on exploring near the southwest end of the historic New Verde mine. The other two projects were in the area just south of the historic resource north of the New Verde mine on the adjoining DOE lease, C-G-26. The Company has maps by the previous operator showing the mine workings and historic drilling. It will remain a low-priority exploration project until the Court lifts the injunction against the DOE leasing program (see DOE Lease Tracts above).

The Company considers these properties to be non-material.

Yellow Cat (Ethan and YC claim groups, plus Utah State leases):

In August 2014, the Company sold the entire Yellow Cat project to Pinon Ridge Mining LLC.

Mag Pie/Dry Creek:

Energy Fuels entered a Mining Lease Agreement with Sutherland Brothers Drilling in December 2010. The property is on the north side of Gypsum Valley and includes several historic producing mines, including some of the Mexico group and the Sego mine. The Company terminated the lease in June 2013. To the east of the Mag Pie property is the Dry Creek claims. One hundred claims were staked by Denison covering a prospective area with minor historic exploration drilling, some showing favorable conditions for uranium deposition. In August 2013, the Company dropped all but the most prospective 18 claims. Due to the continuing soft uranium price, no exploration funding is available for exploring this area. Therefore, the remaining 18 claims were dropped in August 2014.

The Company considers these properties to be non-material.

Avocet:

Denison staked five claims in 2007 in an area known to contain a small historic deposit based on drilling by Cotter Corporation. The property is about 4½ miles southeast of the Whirlwind Mine.

The Company considers these properties to be non-material.

West Lisbon JV (Mesa-BZU); DAR-RAD claims:

Energy Fuels and Mesa Uranium Corporation (along with its subsidiary, BZU Holdings, Inc.) formed a joint venture, called West Lisbon LLC, in May 2008 for future exploration on a group of 60 claims (the DAR group) located north and west of the north end of the Lisbon Valley uranium district. Energy Fuels is the manager for both exploration and mining on the joint venture properties. The most prospective target is the basal channel sandstones and conglomerates of the Triassic Chinle formation, known as the Moss Back member. The Moss Back has produced approximately 70,000,000 lbs. of U3O8from historic mines in the Lisbon Valley/Big Indian District. The underlying Permian Cutler formation is also prospective, consisting of interbedded sandstones and mudstones. There has been about 8,000,000 lbs. of uranium produced from the Cutler in the same district. An angular unconformity exists between the Chinle and the Cutler with the Cutler dipping steeper to the west than the Chinle beds. Deposits in the Cutler form where Cutler sandstones are in contact with the Moss Back, and continue short distances down dip of the contact. The Chinle and Cutler target horizons range from about 1,000 feet to 1,350 feet deep. Historic wide-spaced exploration drilling by Energy Fuels Nuclear in the late 1980’s encountered scattered mineralization (from 0.02% up to 0.22%eU3O8) in 50% of the holes drilled on land now covered by the DAR claims.

On December 1, 2010, an amendment was made to add 34 more claims to the West Lisbon LLC. The RAD claims were staked by BZU Holdings in April 2007. Mesa offered these to West Lisbon LLC under the same terms as the DAR; that is a 50:50 shared expenditure agreement to conduct exploration. The RAD claims lie contiguously along the east side of the DAR group. This is the up-dip direction where the target horizons are somewhat shallower. The RAD group boundary is less than ½ mile west of the historic producing North Alice (slightly over 4.5 million pounds historic production), Far West, and Radon mines.

Due to the lack of data, Energy Fuels does not carry any historic resources on the DAR claims, nor on the newly acquired RAD group. Vanadium occurs in both the Chinle and Cutler at concentrations too low to be economic in the northern Lisbon Valley District. No exploration drilling is planned until there is a sustained higher price for uranium.

The Company considers these properties to be non-material. The Company considered the potential here to be too low to expend any exploration funds under the current forecast of uranium prices. Therefore, with the partner in agreement, the property was abandoned by not paying the federal lode mining claim fee on September 1, 2014.

Cedar Mountain:

Energy Fuels acquired control of this project in the 2009 acquisition of Magnum USA. It is an exploration play. It consists of one SITLA LEASE in Section 36, T18S, R10E, S.L.M. All federal lode mining claims surrounding the SITLA land have been abandoned. The Cedar Mountain property lies just west of the north-plunging axis of the San Rafael Swell, about 20 miles northwest of the San Rafael Project area. The deposit lies wholly in Section 36, which is a plateau capped by the Buckhorn Conglomerate. Below the Buckhorn is the Brushy Basin Member of the Jurassic Morrison Formation composed of fine-grained clastic rocks including claystone, limy claystone and mudstone, mudstone, siltstone, and sandstone. The uranium mineralization is situated in the upper portion of the Brushy Basin. A total of 61 holes have been drilled in the area of the deposit. Mineralized intercepts range from 1.5 - to 68-feet thick, but average about 25-feet thick. Corrected grades (due to disequilibrium) range as high as 0.16% eU3O8, but average about 0.052% eU3O8. Holes containing material grading up to 0.6% eU3O8and 0.7% eU3O8 exist west of and below the plateau rim and have not been off-set.Mineralization is about 100 to 120 feet below the surface.

The Company considers these properties to be non-material.

Arizona Strip Properties

On June 30, 2008 the Company along with Royal USA Inc. (a subsidiary of Aldershot) completed the formation of the Arizona Strip Partners LLC (“ASP”), a joint venture created to explore uranium properties on the Arizona Strip located in Northern Arizona. The Company acquired Royal USA Inc.’s interest in the joint venture on October 1, 2012 (See “Mineral Projects – Sage Plain Project”), giving the Company a 100% interest in ASP. ASP currently owns a number of mining claims in Arizona that are in the exploration stage, and have no underground or surface facilities. No exploration expenditures are planned for these claims in FY 2014.

The Company considers these properties to be non-material.

Burnt Pond, Newfoundland:

Energy Fuels holds a 100% interest in the Newfoundland property known as Burnt Pond which is prospective for both zinc and copper, consisting of 20 mining claims totalling 725 hectares. The property is located approximately 38 kilometers east of Buchans and approximately 55 kilometers west of Grand Falls in the Tally Pond Belt of volcanic and sedimentary rocks of central Newfoundland. In April 2008, the Burnt Pond mining claims were transferred to Energy Fuels Exploration, Inc. a 100%-owned subsidiary of Energy Fuels Inc.

In August 2008, Energy Fuels personnel reviewed core data samples held by the Canadian Government and were granted permission to access raw data from a forthcoming survey to be completed by adjacent property holders. Following the review and interpretation of such data, the Company explored the possibility of optioning the property to another mining company for further exploration. The license was renewed for a third 5-year term in April 2013. There has been no expenditure commitment on this property due to a credit built up by excess expenditures prior to 2008. That credit will keep the license in good standing until April 2015. The annual cost to maintain this property is approximately $600.

Due to uncertainty regarding the ability to sell the property or enter into a joint venture with another mining company operating in the same area, the Company chose to write-off all costs incurred to date in the amount of $0.68 million.

Quality Assurance and Quality Control Procedures and Protocols

The following section details the Quality Assurance and Quality Control (“QA/QC”) procedures and protocols for all exploration programs operated by Energy Fuels.

All uranium exploration technical information is obtained, verified and compiled under a formal QA/QC assurance and quality control program in the southwestern United States. The following details the protocols used by all Energy Fuels staff and consultants.

Processes for Determining Uranium Content by Gamma Logging

Exploration for uranium deposits in the southwest United States typically involves identification and testing of permeable sandstones within reduced sedimentary sequences. The primary method of collecting formation is through extensive drilling and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.

The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.

If the gamma radiation emitted by the daughter products of uranium is in balance (equilibrium) with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as "eU3O8" for "equivalent U3O8") is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe's sensitivity is measured against a known set of standard "test pits," with various known grades of uranium mineralization, located at the DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe "K-Factor," and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

It is recognized that gamma logs are indirect measurements of the amount of uranium present and must be validated. Typically, this process consists of comparing equivalent uranium determined from gamma log interpretations with chemical analyses of rock core recovered from core holes. This process is subject to some degree of uncertainty because the gamma logs and the chemical assays are obtained from different samples: core from the drill hole itself and gamma readings from the material surrounding the hole. The age of the sandstones and the uranium minerals in the deposits, coupled with the groundwater regime, results in disequilibrium rarely being a problem in the Colorado Plateau ores or in New Mexico. Analysis of chemical equilibrium of uranium for the Grants Mineral Belt from historic drill reports and years of production indicates that various relationships are present. In most areas and deposits, uranium is in equilibrium, or is slightly enriched relative to gamma determinations. Based on Kerr-McGee’s extensive operating experience in the Ambrosia Lake sub-district, there were no historical concerns regarding disequilibrium for gamma ray results at the Roca Honda deposit. Additionally, RHR cores showed no major negative disequilibrium. The Wyoming roll front-type deposits are considerably younger and have experienced more recent groundwater flow than the Colorado Plateau deposits and are more prone to disequilibrium issues.

At the Wyoming properties, two additional down-hole logging methods have been employed. At Gas Hills, Strathmore used a Company-owned Prompt-Fission-Neutron logging tool (“PFN”), gamma-ray probing tools, and select chemical assays from core drilling, for the measurement of uranium in the Gas Hills. Equivalent uranium values, expressed as eU3O8 are obtained from down-hole gamma-ray probes, assuming that uranium and its daughter products are in radiogenic equilibrium. The probes are standardized and calibrated using test pits operated by U.S. Department of Energy, located in Casper, Wyoming and Grand Junction, Colorado. PFN analysis assesses the quantity of uranium present surrounding a drill hole directly by measuring neutrons fissioned from the U235 isotope, thus aiding in determining any disequilibrium which may be present. This eliminates the uncertainties due to measuring the gamma radiation resulting from decay of uranium daughter products, which may be subjected to selective remobilization due to the varying chemical properties of each daughter element. PFN also samples a larger sample than the typical 3” diameter core that is obtained for chemical analysis. Many historic drill holes completed prior to November 2012 have been logged using the PFN logging tool. It is anticipated that, through regular ongoing use of PFN with its associated calibration checks and continuing checks against existing or historical core holes, a background of validity can be achieved which will reduce the number and frequency of future chemical-assaying.

At the Sheep Mountain Project, in situ mineral grades for the 2009 drilling were determined by geophysical logging including both conventional gamma logging and state of the art Uranium Spectrum Analysis Tool (USAT). Crosshairs used USAT at Juniper Ridge on the 2011 drilling project, too. USAT is a Century Geophysical logging service that directly measures uranium if disequilibrium conditions exist. USAT employs a High Purity Germanium detector that measures Protactinium234, the second daughter element after Uranium 238. USAT ignores the high volume gamma rays of Bismuth 214, Lead 214, and Radium 226 that the sodium iodide crystals measure. USAT does not need to be calibrated at calibration pits, it is calibrated against a low-power, lab-style source. Like PFN, it is sampling the rock surrounding the bore hole with a radius of influence of about one foot.

Core Sampling, Processing, and Assaying

Core samples are collected for a number of purposes: verification of lithology as determined from geophysical logging and examination of drill cuttings, determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance (this is referred to as "radiometric disequilibrium"), whole rock analysis, and specific geochemistry for uranium species and other minerals of interest. Typically core is only taken over select intervals of interest as identified from logging of drill holes. This reduces the amount of core through barren zones or horizons of no interest and greatly reduces overall exploration costs.

Core diameter is typically 2½ – 3¼ inches. For zones selected for laboratory analyses, one half of the core will normally be used. The minimum length of core submitted is usually one foot and the maximum length per sample is two feet. Sample intervals are selected by geologists in the field based on lithology, oxidation/reduction, and uranium grade (from gamma logging and from hand-held gamma counters).

Core samples collected in Colorado, Utah, and Arizona are prepared at the White Mesa Mill in Blanding, Utah. Samples are crushed and then ground to -200 mesh. The sample pulps are split to 250 to 300 grams for laboratory work. The samples collected in Wyoming have been sent to commercial labs for analyses in accordance to industry standards. At Roca Honda, RHR completed four pilot holes in 2007 and one geotechnical hole in 2011. These samples were analyzed at a commercial lab, Energy Labs in Casper, Wyoming

Quality Assurance and Quality Control Measures

Drill hole logging is conducted by Energy Fuels in-house personnel. The logging capabilities are designed specifically to meet Energy Fuels’ logging requirements in the southwest United States. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado. Energy Fuels has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols for the southwest United States’ operations. All tools are checked and calibrated before being used in the southwest United States and a variety of system checks and standards are also established for routine checking and calibration of tools.

Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Egnar, Colorado field office. The raw and converted logging data are copied and then sent via e-mail to Energy Fuels’ Denver, Colorado office, where all data is checked and reviewed.

The PFN truck is stored at the Riverton, Wyoming office. It and the natural gamma logging tools are routinely calibrated at the Casper, Wyoming test pits maintained by the DOE. The gamma logging equipment is the same make and type as the units used in Colorado and Utah.

Samples of drill core are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand held scintillometer. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the geologist logging the core. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades. However, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to "close-off" sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core is representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core are split longitudinally at the drill site. One half of the core is placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core is re-assembled in the core box and stored for future reference. Samples collected in Utah or Colorado are stored at the Egnar, Colorado office under the supervision of the project geologists and delivered to either the White Mesa Mill or Activation Laboratories Ltd. for preparation. As standard procedure, field duplicates are included in assay suites sent to the laboratories, and reference samples are used to verify laboratory controls and analytical repeatability. The Wyoming sample splits are stored in Riverton at the Company office. Chemical analysis for the Gas Hills drilling was performed by Hazen Research of Golden, Colorado and Intermountain Labs of Sheridan, Wyoming. Core samples are stored at various locked storage facilities in Wyoming and at the Company office.

RHR has developed stringent in-house standard operating procedures for core handling and decontamination of small equipment used for sampling.

ENVIRONMENTAL AND SAFETY MATTERS

The Company has adopted an Environmental, Health and Safety Policy (the “EHS Policy”) that affirms Energy Fuels’ commitment to environmentally responsible management and compliance with occupational health and safety laws. Under the EHS Policy, the Company has committed to run its operations in compliance with applicable legislation, in a manner that minimizes the impact on our ecosystem. The EHS Policy mandates the use of regular monitoring programs to identify risks to the environment, to the public and Energy Fuels’ employees, and to ensure compliance with regulatory requirements. The EHS Policy also sets out Energy Fuels’ requirement to train its employees regarding environmental and health and safety compliance and best practices and to provide adequate resources in this regard. Finally, the EHS Policy requires regular reporting to the Board regarding the Company’s compliance and the results of the Company’s monitoring.

White Mesa Mill

The White Mesa Mill processed conventional ore from June to mid-August 2014. The alternate feed circuit was operating throughout FY-2014 and is expected to continue through mid-2015. The White Mesa Mill is expected to begin processing conventional ore again in October 2016 through April of 2017. The Mill operations registered one lost time accident in 2014.

Prior to Energy Fuels acquisition of the US Mining Division, chloroform contamination in the shallow aquifer at the White Mesa mill site was discovered. The contamination appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, Denison commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This action enables Energy Fuels to begin cleanup of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2014. Energy Fuels is continuing to work with the State of Utah to develop a long-term Corrective Action Plan (“CAP”). A CAP is currently being prepared by the State. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

Elevated concentrations of nitrate and chloride were observed in some of the monitoring wells at the White Mesa Mill site in 2008 a number of which are upgradient of the mill’s tailings cells. Pursuant to a Stipulated Consent Agreement with UDEQ, Denison retained INTERA, Inc., an independent professional engineering firm, to investigate these elevated concentrations and to prepare a Contamination Investigation Report for submittal to UDEQ. The investigation was completed in 2009, and the Contamination Investigation Report was submitted to UDEQ in January 2010. INTERA concluded in the Report that: (1) the nitrate and chloride are co-extensive and appear to originally come from the same source; and (2) the source is upgradient of the Mill property and is not the result of Mill activities. UDEQ reviewed the Report, and concluded that further investigations were required before it could determine the source of the contamination and the responsibility for cleanup. Such investigations were performed in 2010 and 2011, but were considered to be inconclusive by UDEQ. As a result, after the investigations, it was determined that there are site conditions that make it difficult to ascertain the source(s) of contamination at the site, and that it was not possible at that time to determine the source(s), causes(s), attribution, magnitudes of contribution, and proportion(s) of the local nitrate and chloride in groundwater. For those reasons, UDEQ decided that it could not eliminate mill activities as a potential cause, either in full or in part, of the contamination. The Company and UDEQ have therefore agreed that resources are better spent in developing a CAP, rather than continuing with further investigations as to the source(s) and attribution of the groundwater contamination. Pursuant to a revised Stipulated Consent Agreement, Denison submitted a draft CAP for remediation of the contamination to UDEQ in November 2011. The CAP proposes a program of pumping the nitrate contaminated groundwater to the mill’s tailings cells, similar to the chloroform remedial program. UDEQ approved the CAP on December 12, 2012. In accordance with the CAP, in 2013 the Company commenced pumping nitrate/chloride contaminated water from four monitoring wells for use in mill processing or discharge into the Mill’s process or tailings cells. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

During 2011, 2012, and 2013, the White Mesa Mill reported consecutive exceedances of groundwater compliance limits (“GWCLs”) under the White Mesa Mill’s Groundwater Discharge Permit (“GWDP”) for several constituents in several wells, and there are decreasing trends in pH in a number of wells across the site that have caused the pH in a number of compliance monitoring wells to have dropped below their GWCLs. These exceedances and pH trends include wells that are up-gradient of the Mill facilities, far down-gradient of the Mill site and at the site itself. These consecutive exceedances of GWCLs have resulted in violations of the GWDP. Source Assessment Reports were submitted in 2012 and 2013 addressing each exceedance and the decreasing trends in pH at the site. UDEQ has accepted the Source Assessment Report, and has concluded that such exceedances and decreasing trends in pH are due to natural background influences at the site. UDEQ has agreed to revise the GWCLs in the GWDP to account for these background influences, which would put those constituents, including pH at the site, back into compliance.

The White Mesa Mill monitors radon flux from tailings Cells 2 and 3, in the case of Cell 3 to comply with, and in the case of Cell 2, which is in closure, consistent with, the NESHAPs requirements of the Clean Air Act. The radon flux from Cell 2 exceeded the regulatory threshold beginning with the June 2012 sampling event and continued to climb during subsequent sampling events, which is believed to be due to the aggressive dewatering of the slimes drain solution level in Cell 2 to comply with the Mill’s GWDP. Consistent with the regulations, the Company initiated monthly monitoring of Cell 2 radon flux in April 2013. In order to address the Cell 2 radon exceedances, in 2013 the Company commenced placement of additional cover materials over areas showing high radon emissions, to mitigate the radon flux from Cell 2. Monthly monitoring indicated that the radon flux from Cell 2 had dropped below the compliance threshold and, by a letter dated July 23, 2014, UDEQ has determined that Cell 2 is now in compliance.

Reclamation

The White Mesa Mill is subject to decommissioning liabilities. Energy Fuels, as part of the Mill License, is required to annually review its estimate for the decommissioning of the White Mesa Mill site and submit it to UDEQ for approval. The estimate of closure costs for the Mill is $21.67 million as of the date of this AIF, and financial assurances are in place for the total amount. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Mines

The Company acquired the US Mining Division on June 29, 2012. Since that time, the Company had five active mining operations, the Daneros, the Beaver and Pandora mines in the La Sal Project in Utah, and the Arizona 1 and Pinenut mines in Arizona. On October 17, 2012, the Company placed the Daneros and Beaver mines on standby, pending improved market conditions, and the Pandora mine was placed on standby in December 2012. There are four other mines, the Tony M, Whirlwind, Energy Queen, and Rim, which are on care and maintenance.

In 2011, Energy Fuels’ Arizona 1 mine received the 2010 U.S. Department of Labor’s MSHA Sentinels of Safety Award in the small underground metal mine category. In 2010, the Arizona 1 mine personnel worked a total of 56,417 injury-free hours. The Daneros mine in Utah was recognized as a runner up with a total of 23,674 injury-free hours. The Sentinels of Safety Award acknowledges the men and women at those mines in the United States that have worked the most employee-hours without experiencing a lost-time injury.

There was one lost time accident at the mining operations in FY-2014.

Reclamation

All of the Company’s mines in the U.S. are subject to closure and reclamation liabilities. The estimate of the reclamation costs for the various mining operations in Colorado, Utah, Arizona, New Mexico and Wyoming is $5.06 million. Financial bonds are in place for the total amount.

EMPLOYEES

At December 31, 2014, the Company had a total of 124 active employees in the United States. None of the Company’s employees are unionized.

In the United States, the Company also retains the services of White Mesa Inc., an independent local native-owned company that provides the services of additional personnel to the White Mesa Mill and some mine operations when in full operation.

GOVERNMENT REGULATION

U.S. Uranium Industry

Uranium milling in the U.S. is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations.

On August 16, 2004, the State of Utah became an Agreement State for the regulation of uranium mills. This means that the primary regulator for the White Mesa Mill is now UDEQ rather than the NRC. At that time, the mill’s NRC Source Material License was transferred to the State and became a Radioactive Materials License. The State of Utah incorporates, through its own regulations or by reference, all aspects of Title 10 pertaining to uranium recovery facilities. The Mill License was due for renewal on March 31, 2007. Energy Fuels’ predecessor submitted its application for renewal of the license on February 28, 2007. A draft renewal license was published for comment by UDEQ in the 4th quarter of 2011, and is expected to be re-published for comment in 2015. UDEQ is currently in the process of reviewing the public comments and performing additional environmental reviews. Energy Fuels expects that the renewed license will be issued by UDEQ by the end of FY 2015. During the period that the State is reviewing the license renewal application, the Mill can continue to operate under its existing Radioactive Materials License. The mill’s license was initially issued in 1980 and was renewed in 1987 and 1997.

When the State of Utah became an Agreement State, it required that a GWDP be put in place for the White Mesa Mill. The GWDP is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the Mill was finalized and implemented in March 2005. The GWDP required that the Mill add over 40 additional monitoring parameters and 15 additional monitoring wells at the site. The GWDP came up for renewal in 2010, and is currently in the renewal process. During the review period the Mill can continue to operate under its existing GWDP. The White Mesa Mill also maintains permit approvals for air emissions with the UDEQ, Division of Air Quality.

Uranium mining is subject to regulation by a number of agencies including (1) local county and municipal government agencies; (2) the applicable state divisions responsible for mining and protecting the environment within Utah, Colorado, Arizona, New Mexico, and Wyoming; (3) the BLM and the USFS on public lands under their jurisdiction; (4) the U.S. Mine Safety and Health Administration (“MSHA”); (5) the EPA for radon emissions from underground mines; and (6) other federal agencies (e.g., U.S. Fish and Wildlife Service, U.S. Army Corp. of Engineers, DOE), where certain conditions exist. In addition, the heap leach facility at the Sheep Mountain project will be subject to regulation under the NRC, as a uranium processing facility and for permanent disposal of the resulting tailings. A review of the major permit for each mine is included above under “Mineral Projects”.

Energy Fuels is required to have export licenses issued by the NRC for its uranium exports. Such licenses are obtained by the Company as required.

Land Tenure

United States

The Company’s land holdings in the U.S. are held either by leases from the fee simple owners (private parties or the State) or unpatented mining claims located on property owned and managed by the U.S. Federal Government. Annual fees must be paid to maintain unpatented mining claims, but work expenditures are not required. Holders of unpatented mining claims are generally granted surface access to conduct mineral exploration and mining activities. However, additional mine permits and plans are generally required prior to conducting exploration or mining activities on such claims.

On July 9, 2009, BLM issued a Notice of Proposed Withdrawal (“2009 Notice”) under which it proposed that a total of approximately one million acres of public lands around the Grand Canyon National Park be withdrawn from location and entry under the Mining Law of 1872 (the “Mining Law”), subject to valid existing rights. In the 2009 Notice, BLM stated that the purpose of the withdrawal, if determined to be appropriate, would be to protect the Grand Canyon watershed from any adverse effects of locatable hardrock mineral exploration and mining. The 2009 Notice segregated the lands from location and entry under the mining laws for up to two years to allow time for various studies and analyses, including appropriate National Environmental Policy Act (“NEPA”) analysis. In order to allow more time for BLM to complete its NEPA analysis, the U.S. Department of the Interior (the “DOI”) published Public Land Order 7773 on June 21, 2011, which effected a six-month emergency withdrawal of the area. The emergency withdrawal prevented the lands from opening to location and entry under the Mining Law upon expiration of the two-year segregation while the DOI completed the decision–making process on the proposed withdrawal. The emergency withdrawal was effective July 21, 2011 to January 20, 2012. During the two-year segregation and six month emergency withdrawal, the BLM, along with its cooperating agencies, completed various studies and analyses of resources in the withdrawal area, including an EIS under NEPA. These studies and analyses were undertaken to provide the basis for the final decision regarding whether or not to proceed with the proposed withdrawal or to select an alternative action. Based on this analysis, on January 9, 2012, the DOI announced its final decision to withdraw from location and entry under the Mining Law, subject to valid existing rights, the total of approximately one million acres of lands originally proposed in the 2009 Notice (the “Withdrawn Lands”), for a 20-year period. Lawsuits challenging this decision have been filed by various industry groups and interested parties.

No new mining claims may be filed on the Withdrawn Lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM or USFS, as applicable. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the mineral resource constitutes the discovery of a valuable mineral deposit.

All of the Company’s Arizona Strip properties, with the exception of its Wate Project, Moonshine Springs property and certain exploration properties held by the Company’s subsidiary, Arizona Strip Partners LLC, are located within the Withdrawn Lands. A mineral examination on the Company’s EZ Complex will need to be completed by BLM, in conjunction with its review of the Company’s proposed PO for that project. Mineral examinations are not required for the Company’s Arizona 1 and Pinenut mines, which have previously approved POs and are currently undergoing mining activities, or have undergone mining activities before and after the Withdrawal. Although the Company’s Canyon Project also has an approved PO, and a mineral examination is not required, the USFS performed a mineral examination on that project in 2012 and concluded that the Canyon Project’s claims constitute valid existing rights. The USFS also concluded that no additional approvals are required on the Canyon Project.

The Company believes that all of its material Arizona Strip projects within the Withdrawn Lands are on valid mining claims that will each withstand a mineral examination. However, market conditions may postpone or prevent the performance of mineral examinations on certain properties and, if a mineral examination is performed on a property, there can be no guarantee that the mineral examination would not result in one of more of the Company’s mining claims being considered invalid, which could prevent a project from proceeding.

RISK FACTORS

There are a number of factors that could negatively affect Energy Fuels’ business and the value of its securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Energy Fuels that could have a material impact on the financial condition of Energy Fuels. Other factors may arise in the future that are currently not foreseen by management of Energy Fuels that may present additional risks in the future. Current and prospective security holders of Energy Fuels should carefully consider these risk factors.

URANIUM AND VANADIUM PRICE FLUCTUATIONS

The results of the Company’s operations are significantly affected by the market price of uranium and vanadium which are cyclical and subject to substantial price fluctuations. The Company’s earnings and operating cash flow are and will be particularly sensitive to the change in the long and short term market price of uranium and vanadium. Among other factors, these prices also affect the value of the Company’s resources, reserves and inventories, as well as the market price of the Company’s common shares.

Market prices are affected by numerous factors beyond the Company’s control. With respect to uranium, such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear incident; reprocessing of used reactor fuel, the re-enrichment of depleted uranium tails and the enricher practice of underfeeding; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons; the premature decommissioning of nuclear power plants; and from the build-up of Japanese utility uranium inventories as a result of the Fukushima incident) by governments and industry participants; uranium supply, including the supply from other secondary sources; and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel; the potential for vanadium to be used in advanced battery technologies; political and economic conditions in vanadium producing and consuming countries; world production levels; and costs of production. Other factors relating to both the price of uranium and vanadium include: levels of supply and demand for a broad range of industrial products; substitution of new or different products in critical applications for the Company’s existing products; expectations with respect to the rate of inflation; the relative strength of the US dollar and of certain other currencies; interest rates; global or regional political or economic crises; regional and global economic conditions; and sales of uranium and vanadium by holders in response to such factors. If prices should decline below the Company’s cash costs of production and remain at such levels for any sustained period, the Company may determine that it is not economically feasible to continue commercial production at any or all of the Company’s mines or other facilities and may also be required to look for alternatives other than cash flow to maintain the Company’s liquidity until prices recover. The Company’s expected levels of production and business activity are dependent on the Company’s and industry’s expectations of uranium and vanadium prices, which may not be realized or may change. In the event the Company concludes that a significant deterioration in expected future uranium prices has occurred, the Company will assess whether an impairment allowance is necessary which, if required, could be material.

The recent fluctuations in the price of many commodities is an example of a situation over which the Company has no control and which could materially adversely affect the Company in a manner for which it may not be able to compensate. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any deposits can be mined at a profit.

The Company’s profitability is directly related to the market price of uranium and vanadium produced. The Company may from time to time undertake commodity and currency hedging programs, with the intention of maintaining adequate cash flows and profitability to contribute to the long term viability of the business. The Company anticipates selling forward in the ordinary course of business if, and when, the Company has sufficient assets and production to support forward sale arrangements. There are, however, risks associated with forward sale programs. If the Company does not have sufficient production to meet its forward sale commitments, it may have to buy or borrow (for later delivery back from production) sufficient product in the spot market to deliver under the forward sales contracts, possibly at higher prices than provided for in the forward sales contracts, or potentially default on such deliveries. In addition, under forward contracts, the Company may be forced to sell at prices that are lower than the prices that may be available on the spot market when such deliveries are completed. Although the Company may employ various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such mechanisms will be successful.

TERM SALES CONTRACTS

The Company has entered into term sales contracts for a portion of its uranium production. Those contracts, which have historically resulted in uranium sales at prices in excess of spot prices, have fixed terms. There can be no guarantee that the Company will be able to extend the terms of those contracts or enter into new term sales contracts in the future on terms and conditions suitable to the Company. The failure to renew existing term sales contracts or enter into new term sales contracts on suitable terms could adversely impact the Company’s operations and production decisions, and resulting cash flows and income.

GLOBAL ECONOMIC CONDITIONS

In the event of a general economic downturn or a recession, there can be no assurance that the business, financial condition and results of operations of the Company would not be materially adversely affected. During the past several years, the global economy faced a number of challenges. During, the global financial crisis of 2007-8 economic problems in the United States and Eurozone caused a deterioration in the global economy, as numerous commercial and financial enterprises either went into bankruptcy or creditor protection or had to be rescued by governmental authorities. Access to public financing was negatively impacted by sub-prime mortgage defaults in the United States, the liquidity crisis affecting the asset-backed commercial paper and collateralized debt obligation markets, and massive investment losses by banks with resultant recapitalization efforts. Although economic conditions have shown improvement in recent years, the global recovery from the recession has been slow and uneven. The effects of the global financial crisis continue to limit growth. In addition, increasing levels of government debt, slowing economic growth in certain key regions including China, the threat of sovereign defaults including Greece, and political instability in Eastern Europe continue to weigh on markets. These factors continue to impact commodity prices, including uranium and vanadium, as well as currencies and global debt and stock markets.

These factors may impact the Company’s ability to obtain equity, debt or bank financing on terms commercially reasonable to the Company, or at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these increased levels of volatility and market turmoil continue, or there is a material deterioration in general business and economic conditions, the Company’s operations could be adversely impacted and the trading price of the Company’s securities could continue to be adversely affected.

MARKET PRICE OF SHARES

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities is also likely to be significantly affected by short-term changes in uranium and vanadium prices, changes in industry forecasts of uranium and vanadium prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company’s public float and its inclusion in market indices may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of the Company does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If an active market does not exist, investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies in periods of volatility in the market price of their securities, and following major corporate transactions or mergers and acquisitions. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

GOVERNMENTAL REGULATION AND POLICY RISKS

Exploration, development, mining and milling of minerals and the transportation and handling of the products produced are subject to extensive federal, state and local laws and regulations governing, among other things; acquisition of the mining interests; maintenance of claims; tenure; expropriation; prospecting; exploration; development; mining; milling and production; price controls; exports; imports; taxes and royalties; labor standards; occupational health; waste disposal; toxic substances; water use; land use; Native American land claims; environmental protection and remediation; endangered and protected species; mine and mill decommissioning and reclamation; mine safety; transportation safety and emergency response; and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in the Company incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. The Company expends significant financial and managerial resources to comply with such laws and regulations. The Company anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. There can be no assurance that future changes in applicable laws and regulations will not adversely affect the operations or financial condition of the Company. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations, including through stricter license and permit conditions, could have a material adverse impact on the Company, increase costs, cause a reduction in levels of, or suspension of, production and/or delay or prevent the development of new mining properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration, mining and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Should the Company be unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company. To the extent that the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce otherwise available earnings and could have a material adverse effect on the Company. In addition, the Company does not have coverage for certain environmental losses and other risks as such coverage cannot be purchased at a commercially reasonable cost. Compliance with applicable environmental laws and regulations requires significant expenditures and increases mine development and operating costs

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside the Company’s control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on the Company. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia. Changes in these policies and restrictions may adversely impact the Company’s business.

PUBLIC ACCEPTANCE OF NUCLEAR ENERGY AND COMPETITION FROM OTHER ENERGY SOURCES

Growth of the uranium and nuclear industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal, hydro-electricity and renewable energy sources. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

URANIUM INDUSTRY COMPETITION AND INTERNATIONAL TRADE RESTRICTIONS

The international uranium industry, including the supply of uranium concentrates, is competitive. The Company markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies, from nationalized uranium companies, from uranium produced as a byproduct of other mining operations, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. A large quantity of current World production is inelastic, in that uranium market prices have little effect on the quantity supplied. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the United States and Europe.

ABILITY TO MAINTAIN OBLIGATIONS UNDER DEBENTURES AND OTHER DEBT

The Company may from time to time enter into arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that restrict its business in some way. Events may occur in the future, including events out of the Company’s control that would cause the Company to fail to satisfy its obligations under its existing Debentures or other debt instruments. In such circumstances, or if the Company were to default on its obligations under the Debentures or other debt instruments, the amounts drawn under the Company’s debt agreements may become due and payable before the agreed maturity date, and the Company may not have the financial resources to repay such amounts when due.

Further, although most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure a portion but not all of this bonded amount, to the extent the bonded amounts are not fully collateralized, the Company will be required to come up with additional cash to perform its reclamation obligations when they occur. In addition, the bonding companies have the right to require increases in collateral at any time upon 30-days’ notice to the Company, failure of which would constitute a default under the bonds. In such circumstances, the Company may not have the financial resources to perform such reclamation obligations or to increase such collateral when due.

ADDITIONAL FUNDING REQUIREMENTS

The Company may need additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines, requires a substantial amount of capital and may depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly need further capital in order to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile uranium and vanadium markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or may affect the ability of the Company, or third parties it seeks to do business with, to access those markets. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all.

DILUTION FROM FURTHER EQUITY FINANCING

If the Company raises additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

NATURE OF EXPLORATION AND DEVELOPMENT, EXPANSION PROJECTS AND RESTARTING PROJECTS

The exploration and development of mineral deposits, the expansion of projects and restarting projects involves significant financial risks. Development of any of the exploration properties in which the Company has an interest will only follow upon obtaining satisfactory exploration results. The exploration and development of mineral deposits involve significant financial risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral resources and mineral reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on the Company’s mineral resource properties will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things: the accuracy of reserve estimates; the particular attributes of the deposit, such as its size and grade; ability to economically recover commercial quantities of the minerals; proximity to infrastructure; financing costs and governmental regulations, including regulations relating to prices, taxes, royalties; infrastructure; land use; importing and exporting and environmental protection. The development, expansion and restarting of projects are also subject to the successful completion of engineering studies, the issuance of necessary governmental permits, the availability of adequate financing, that the correct estimation of engineering and construction timetables and capital costs for the Company’s development and expansion projects, including restarting projects on standby, and such construction timetables and capital costs not being affected by unforeseen circumstances. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

THE COMPANY’S MINERAL RESERVES AND RESOURCES ARE ESTIMATES

Mineral reserves and resources are statistical estimates of mineral content, based on limited information acquired through drilling and other sampling methods, and require judgmental interpretations of geology. Successful extraction requires safe and efficient mining and processing. The Company’s mineral reserves and resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of uranium or vanadium will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Mineral reserve and resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill-hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. It should not be assumed that all or any part of the Company’s mineral resources constitute or will be converted into reserves. Market price fluctuations of uranium or vanadium as applicable, as well as increased production and capital costs or reduced recovery rates, may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic.

ENVIRONMENTAL REGULATORY REQUIREMENTS AND RISK

The Company is required to comply with environmental protection laws and regulations and permitting requirements promulgated by federal agencies and various states and counties in which the Company operates, in connection with mining and milling operations. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The Company expends significant resources, both financial and managerial, to comply with these laws and regulations. The possibility of more stringent regulations exists in the areas of worker health and safety, storage of hazardous materials, standards for heavy equipment used in mining or milling, the disposition of wastes, the decommissioning and reclamation of exploration, mining, milling and in-situ sites, climate change and other environmental matters, each of which could have a material adverse effect on the cost or the viability of a particular project.

The Company cannot predict what environmental legislation, regulations or policies will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies, stricter interpretation of existing laws and stricter permit and license conditions, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business or may cause material changes or delays in the Company’s intended activities. There can be no assurance of the Company’s continued compliance or ability to meet stricter environmental laws and regulations and permit or license conditions. Delays in obtaining permits and licenses could impact expected production levels or increases in expected production levels.

The Company’s operations may require additional analysis in the future including environmental, cultural and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. The Company cannot provide assurance that it will be able to obtain or maintain all necessary permits that may be required to continue operations or exploration and development of its properties or, if feasible, to commence construction or operation of mining facilities at such properties on terms that enable operations to be conducted at economically justifiable costs. If the Company is unable to obtain or maintain, licenses, permits or other rights for development of its properties, or otherwise fails to manage adequately future environmental issues, its operations could be materially and adversely affected.

OPPOSITION TO MINING MAY DISRUPT BUSINESS ACTIVITY

In recent years, governmental and non-governmental agencies, individuals, communities and courts have become more vocal and active with respect to their opposition of certain mining and business activities including with respect to production at the Company's facilities, such as the White Mesa Mill and the Canyon Project. This opposition may take on forms such as road blockades, applications for injunctions seeking work stoppages, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavourable laws and regulations, and other rulings contrary to the Company’s interest. These actions can occur in response to current activities or in respect of mines that are decades old. In addition, these actions can occur in response to activities of the Company or the activities of other unrelated entities. Opposition to the Company’s activities may also result from general opposition to nuclear energy. Opposition to the Company’s business activities are beyond the Company’s control. Any opposition to the Company’s business activities may cause a disruption to the Company’s business activities and may result in increased costs and this could have a material adverse effect on the Company’s business and financial condition.

COMPETITION FOR PROPERTIES AND EXPERIENCED EMPLOYEES

The Company competes with other mining companies and individuals for capital, mining interests on exploration properties and undeveloped lands, acquisitions of mineral resources and reserves and other mining assets, which may increase its cost of acquiring suitable claims, properties and assets, and the Company also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees. The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

LITIGATION AND OTHER LEGAL PROCEEDINGS

The Company is subject to litigation and other legal proceedings arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation and legal proceedings cannot be known and may arise from, among other things, business activities, environmental laws, permitting and licensing activities, volatility in stock prices or failure to comply with disclosure obligations. The results of litigation and proceedings cannot be predicted with certainty, and may include potential injunctions pending the outcome of such litigation and proceedings. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

DECOMMISSIONING AND RECLAMATION

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines located in the United States and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure a portion but not all of this bonded amount. Although the Company’s financial statements will record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability to be provided on the Company’s financial statements. Further, to the extent the bonded amounts are not fully collateralized, the Company will be required to come up with additional cash to perform its reclamation obligations when they occur.

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As the Company’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

TECHNICAL INNOVATION AND OBSOLESCENCE

Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium. In addition, the Company’s competitors may adopt technological advancements that give them an advantage over the Company.

PROPERTY TITLE RISK

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including by local governments.

The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company's U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. In addition, the Secretary of the Interior has withdrawn certain lands around the Grand Canyon National Park from location and entry under the Mining Laws. All of the Company’s material Arizona Strip properties, other than the Wate Property, are located on these withdrawn lands. No new mining claims may be filed on the withdrawn lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM or USFS, as applicable. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the mineral resource constitutes discovery of a valuable mineral deposit. The Company believes that all of its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, the Company’s Arizona 1 and Pinenut mines have approved plans of operations which, absent modification, would not require a mineral examination. Although the Company’s Canyon Project also has an approved plan of operations, which, absent modification, would not require a mineral examination, the USFS performed a mineral examination at that mine in 2012, and concluded that the underlying mining claims were valid existing rights. However, market conditions may postpone or prevent the performance of mineral examinations on certain other properties and, if a mineral examination is performed on a property, there can be no guarantee that the mineral examination would not result in one or more of the Company’s mining claims being considered invalid, which could prevent a project from proceeding.

Certain of the Company’s properties, or significant portions thereof, such as Section 16 of the Roca Honda property, are State mineral leases that have fixed terms. There can be no guaranty that the Company will be able to renew or extend such leases on favorable terms or at all. The failure to renew any such leases could have a material adverse effect on the Company and its operations.

ACCESS TO PROPERTIES

The Company is currently in the process of negotiating access rights to certain of its properties, such as Section 16 of the Roca Honda project and the Wate Project, with private landholders. There can be no guaranty that the Company will be able to negotiate such access rights on favorable terms or at all. The failure to negotiate such access rights could have a material adverse effect on the Company and its operations.

FOREIGN CURRENCY RISKS

The Company’s operations are subject to foreign currency fluctuations. The Company’s operating expenses and revenues are primarily incurred in U.S. dollars, while some of its cash balances and expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and shareholders’ equity.

ACQUISITION AND POST-ACQUISITION SUCCESS

The proposed acquisition or Uranerz by the Company may not be completed as anticipated, and, as a result the Company may not realize the anticipated benefits from that transaction, and will have expended significant transaction costs to no avail. In addition, the Company may not realize the anticipated benefits of acquiring the US Mining Division in 2012 or completing the Strathmore Acquisition in 2013, due to integration and operational challenges, and to decreases in commodity prices that have required the Company to place a number of acquired mines on standby and to defer permitting and development activities on certain other acquired assets, until market conditions warrant otherwise. The success of the Company following those acquisitions will depend in large part on the success of the Company’s management in integrating the US Mining Division and the Strathmore assets into the Company. The failure of the Company to achieve such integration and to mine or advance such assets could result in the failure of the Company to realize the anticipated benefits of the Denison Acquisition and Strathmore Acquisition and could impair the results of operations, profitability and financial results of the Company.

PRODUCTION ESTIMATES AND PRODUCTION EFFICIENCY

The Company may from time to time prepare estimates of future production or increases in production for particular operations, or relating to the Company’s ability to increase production in response to increases in commodity prices, as market conditions warrant or otherwise. No assurance can be given that any such production estimates will be achieved nor can assurance be given that production or production increases will be achieved in a cost effective or timely manner. Failure to achieve production estimates or failure to achieve production in a cost effective or timely manner could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of mineral reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; the accuracy of estimated rates and costs of mining and processing; assumptions as to future commodity prices; assumptions relating to changes in laws, regulations or policies, or lack thereof, that could impact the cost and time required to obtain regulatory approvals, licenses and permits; assumptions relating to obtaining required licenses and permits in a timely manner, including the time required to satisfy environmental analyses, consultations and public input processes; assumptions relating to challenges to or delays in the licensing and permitting process; and assumptions regarding any appeals or lack thereof, or injunctions or lack thereof, relating to any approvals, licenses or permits.

The Company’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; unexpected labor shortages or strikes; varying conditions in the commodities markets; and delays in obtaining or denial, challenges or appeals of regulatory approvals, licenses and permits or renewals of existing approvals, licenses or permits.

DEPENDENCE ON ISSUANCE OF MILL LICENCE AMENDMENTS AND RENEWALS

The Company maintains regulatory licenses and permits in order to operate its White Mesa Mill, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licenses or permits from time to time. While the Company has been successful in renewing its licenses and permits on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such license and permit renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

MINING, MILLING AND INSURANCE

The operations of the Company are subject to all of the hazards and risks normally incidental to exploration, development and mining of mineral properties, and milling, including: environmental hazards; industrial accidents; labor disputes, disturbances and unavailability of skilled labor; encountering unusual or unexpected geologic formations; rock bursts, pressures, cave-ins, flooding; periodic interruptions due to inclement or hazardous weather conditions; technological and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; the availability and/or fluctuations in the costs of raw materials and consumables used in the Company’s production processes; the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; and other mining, milling and processing risks, as well as risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services. Many of the foregoing risks and hazards could result in damage to, or destruction of, the Company’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the Company’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by the Company on a regular and ongoing basis.

While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings, financial position and competitive position of the Company. No assurance can be given that such insurance will continue to be available or will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards. This lack of insurance coverage could result in material economic harm to the Company.

REPLACEMENT OF MINERAL RESERVES AND RESOURCES AND AVAILABILITY OF ALTERNATE FEED MATERIALS

The Company’s mineral reserves and resources at its Roca Honda, Arizona Strip, EZ Complex, Sage Plain, Henry Mountains, Daneros, Sheep Mountain, Gas Hills, Juniper Ridge, Whirlwind, and La Sal projects are the Company’s primary sources (and potential sources) of uranium concentrates. Unless other mineral reserves and resources are discovered or extensions to existing ore bodies are found, the Company’s sources of production for uranium concentrates will decrease over time as its current mineral reserves and resources are depleted. There can be no assurance that the Company’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while the Company believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace current production.

The Company also produces uranium from processing alternate feed materials at its White Mesa Mill. There can be no assurance that additional sources of alternate feed materials will be forthcoming in the future on commercially acceptable terms or otherwise, or that the Company will be successful in receiving all required regulatory approvals, licenses and permits on a timely basis to allow for the receipt and processing of any such alternate feed materials.

CREDIT RISK

The Company’s sales of uranium and vanadium products expose the Company to the risk of non-payment. The Company manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

DEPENDENCE ON KEY PERSONNEL AND QUALIFIED AND EXPERIENCED EMPLOYEES

The Company’s success will largely depend on the efforts and abilities of certain senior officers and key employees, some of which are approaching retirement. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While the Company does not foresee any reason why such officers and key employees will not remain with the Company, other than through retirement, if for any reason they do not, the Company could be adversely affected. The Company has not purchased key man life insurance for any of these individuals, other than for the Chief Executive Officer.

The Company’s success will also depend on the availability of qualified and experienced employees to work in the Company’s operations and the Company’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.

DISCLOSURE AND INTERNAL CONTROLS

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

DEPENDENCE ON BUSINESS PARTNERS, GOVERNMENT AND THIRD PARTY CONSENTS

The Company has a number of joint ventures and other business relationships relating to its properties and projects, including key projects, such as the Roca Honda Gas Hills and Wate projects, which can restrict the ability of the Company to act unilaterally with respect to those projects in certain circumstances. There can be no assurances that the Company will be able to maintain relationships with its joint venture and business partners to allow for satisfactory permitting, development, mining or milling relating to any such projects. The Company’s operations are also dependent from time to time on receiving government and other third party consents and approvals. There can be no assurances that all such consents and approvals will be forthcoming when required.

CONFLICTS OF INTEREST

Some of the directors of the Company are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of the Company may be offered to another company or companies with which the director is associated, and may not be presented or made available to the Company. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Business Corporations Act (Ontario).

LABOR RELATIONS

None of the Company’s operations directly employ unionized workers who work under collective agreements. However, there can be no assurance that employees of the Company or its contractors do not become unionized in the future, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

INFRASTRUCTURE

Mining, processing, development and exploration activities depend, to a substantial degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants affecting capital and operating costs. The Company considers the existing infrastructure to be adequate to support its proposed operations. However, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to pay dividends in the near future. Any earnings generated will be dedicated to finance further growth. The Board of Directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Preferred Shares issuable in series, and an unlimited number Series A Preferred Shares.

The holders of Common Shares are titled to vote, to receive dividends and to receive, subject to the right of holders of any other class of shares, the remaining property of the Company upon liquidation, dissolution or winding up of the Company. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the board of directors of the Company approving their issuance, subject to the Company’s Articles of Incorporation. The Series A Preferred Shares are non-redeemable, non-callable, non-voting and do not have a right to dividends.

As of December 31, 2014, there were 19,677,522 Common Shares issued and outstanding (not including 20,920 treasury shares (the “Treasury Shares”) held by a subsidiary of the Company. See “Treasury Shares” below. As of the date hereof, the Company had an aggregate of 19,677,522 Common Shares issued and outstanding (not including the Treasury Shares). The Common Shares trade on the TSX under the Symbol “EFR”.

As at December 31, 2014, 902,620 Common Shares are issuable pursuant to currently outstanding stock options granted pursuant to the Company’s Stock Option Plan and 2,793 in connection with the acquisition of Strathmore, which options are exercisable at share prices ranging from Cdn$7.60 to Cdn$44.22.

The Company also has a number of warrants outstanding, as described under Market for Securities below.

In addition, on July 24, 2012, the Company issued Cdn$22,000,000 principal amount of convertible debentures (the “Debentures”). The Debentures will mature on June 30, 2017 and are convertible into Common Shares of the Company at the option of the holder at a conversion price, subject to certain adjustments, of Cdn$15.00 per Common Share at any time prior to redemption or maturity. The Debentures are listed for trading on the TSX under the symbol “EFR.DB”. As at December 31, 2014 up to 1,466,667 Common Shares were issuable upon conversion of the Debentures. Subject to any required regulatory approval and provided no event of default (as defined in the indenture governing the Debentures) has occurred and is continuing, the Company has the option to satisfy its obligation to repay the $1,000 principal amount of the Debentures, in whole or in part, due at redemption or maturity, by delivering that number of Common Shares obtained by dividing the $1,000 principal amount of the Debentures maturing or to be redeemed as applicable, by 95% of the volume-weighted average trading price of the Common Shares on the TSX during the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be.

RIGHTS PLAN

A shareholder rights plan (the “Rights Plan”) was approved by the Board of Directors on February 3, 2009 and adopted by the shareholders of the Company on March 19, 2009.

The Rights Plan has an initial term of three years. The provisions of the Rights Plan are set out in an agreement dated as of February 2, 2009 between the Company and CIBC Mellon Trust Company, as Rights Agent, as previously filed by the Company. At the Company’s annual meeting of shareholders held on February 10, 2012, the shareholders of the Company approved the renewal of the Rights Plan for a further three years. The Rights Plan will expire at the annual meeting of shareholders of the Company to be held in 2015, unless a renewal of the Rights Plan is approved by shareholders of the Company at that time.

The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also provides the Board with more time to fully consider an unsolicited take-over bid and, if applicable, to explore other alternatives to maximize shareholder value.

MARKET FOR SECURITIES

COMMON SHARES

The Common Shares in the capital of the Company are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “EFR” and in the United States on the NYSE MKT under the symbol “UUUU”. Prior to March 19, 2007, the Common Shares were listed and traded on the TSX Venture Exchange.

The table below sets out the low and high prices for the securities of the Company on the TSX for the calendar months commencing January 1, 2014 and ending December 31, 2014 along with the volume of common shares traded for the months indicated:

Month	High (Cdn$)	Low (Cdn$)	Volume Traded (Daily Average)
January 2014	$9.20	$6.10	103,895
February 2014	$11.90	$7.32	70,629
March 2014	$13.03	$9.84	90,862
April 2014	$10.87	$8.40	46,314
May 2014	$8.89	$7.15	35,355
June 2014	$8.70	$7.51	26,671
July 2014	$8.68	$7.26	45,827
August 2014	$8.50	$7.93	21,485

Month	High (Cdn$)	Low (Cdn$)	Volume Traded (Daily Average)
September 2014	$8.50	$7.22	21,160
October 2014	$7.50	$6.24	14,895
November 2014	$8.98	$6.88	26,489
December 2014	$8.49	$6.97	15,557

WARRANTS

The following table describes the outstanding warrants of the Company as at December 31, 2014:

Number of Warrants Outstanding and Exercisable as at December 31, 2014	Exercise Price	Expiry Date
230,000(1)	$32.50	March 31, 2015
355,005(2)	$13.25	June 21, 2015
464,859(3)	$9.50	June 15, 2015
19,915(4)	$9.00	June 15, 2015
9,290(5)	$8.00	October 16, 2015

Notes:

(1)	In connection with the March 31, 2011 public offering, 230,000 share purchase warrants were issued each of which is exercisable into one Common Share of the Company at a price of Cdn$32.50 per share.
(2)

These warrants were issued in connection with the equity private placement of 710,010 non-transferable subscription receipts on June 21, 2012. Each subscription receipt was exchangeable upon completion of the acquisition of the US Mining Division of Denison into one Common Share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of Cdn$13.25 until June 22, 2015.

(3)	These warrants were issued in connection with the June 2013 Private Placement. Each warrant entitles the holder to purchase one additional Common Share at a price of Cdn$9.50 until June 15, 2015.
(4)

These warrants were issued as compensation to the underwriters in connection with the June 2013 private placement. Each of these warrants entitles the holder to purchase one additional Common Share at a price of Cdn$9.00 until June 15, 2015.

(5)

These warrants were issued as compensation to the underwriters in connection with the October 15th, 2013 private placement. Each of these warrants entitles the holder to purchase one additional Common Share at a price of Cdn$8.00 until October 16, 2015.

DEBENTURES

The Debentures issued in July 2012 were listed and posted for trading on the TSX under the trading symbol “EFR.DB” on July 27, 2012. The following table sets forth the reported market price ranges for the Debentures for the year ended December 31, 2014, along with the volume of Debentures traded for the months indicated, as reported by the TSX:

Month	High (Cdn$)	Low (Cdn$)	Volume Traded
January 2014	89.50	85.00	51,000
February 2014	98.00	88.00	3,694,000
March 2014	100.25	95.50	176,000
April 2014	100.00	94.00	2,780,000
May 2014	96.00	94.00	661,000
June 2014	94.20	92.00	73,000
July 2014	92.25	92.25	7,000
August 2014	94.00	92.50	32,000
September 2014	94.05	90.01	131,000
October 2014	92.27	85.00	210,000
November 2014	90.00	86.00	128,000
December 2014	86.00	83.00	107,000

PRIOR SALES

The following table sets out the prior sales of securities of the Company not listed on the TSX or any other exchange since January 1, 2014:

Date Issued/Granted	Number of Securities	Security	Price Per Security
January 23, 2014	307,250	Stock options to purchase Common Shares exercisable at Cdn$9.05 per share	n/a
February 28, 2014 and March 10, 2014	8,949	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	9.50
March 20, 2014	30,679	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	9.00
March 20, 2014	21,673	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	8.00
April 4, 2014	15,000	Common Shares issued upon exercise of stock options previously issued under the Energy Fuels Stock Option Plan	8.75
January 28, 2015	133,150	Stock options to purchase Common Shares exercisable at Cdn$5.85 per share	n/a

Date Issued/Granted	Number of Securities	Security	Price Per Security
January 28, 2015	153,850	Restricted Stock Units issued at Cdn$5.85 per share	n/a

ESCROWED SECURITIES

As at December 31, 2014, there are no securities of the Company held in escrow.

TREASURY SHARES

As a result of the Company’s acquisition of Titan, the Company acquired ownership of 20,920 shares of the Company’s Common Shares. Such shares are treated as treasury shares as at December 31, 2014.

DIRECTORS AND OFFICERS

DIRECTORS

The following table sets forth the name and municipality of residence, the office (if any) held with the Company, the Common Shares of the Company beneficially owned or controlled, directly or indirectly, for each of the officers and directors of the Company, as well as the members of each committee of the Board of Directors:

Name and Municipality of Residence	Office Held	Director Since(1)	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised(2)
J. Birks Bovaird(3) Ontario, Canada	Chairman and Director	2006	5,192
Stephen P. Antony(4) Colorado, USA	President, CEO and Director	2009	19,957
Paul A. Carroll (6) Ontario, Canada	Director	2010	Nil
Larry Goldberg(6) Ontario, Canada	Director	2012	Nil
Mark E. Goodman(4) (5) Ontario, Canada	Director	2010	Nil
Bruce D. Hansen(3)(6) Colorado, USA	Director	2007	2,600

Ron F. Hochstein(4)(5) British Columbia, Canada	Director	2012	23,368
Joo Soo Park Seoul, Korea	Director	2015	Nil
Richard Patricio(3)(5) Ontario, Canada	Director	2012	7,720

Notes:

(1)

Directors are elected annually and hold office until a successor is elected at a subsequent annual meeting of the Company, unless a director’s office is earlier vacated in accordance with the by-laws of the Company.

(2)

The information as to Common Shares beneficially owned or over which the directors exercise control or direction not being within the knowledge of the Company has been furnished by the respective nominees individually.

(3)	Member of the Compensation Committee.
(4)	Member Environment, Health and Safety Committee.
(5)	Member of Governance and Nominating Committee.
(6)	Member Audit Committee.

J. Birks Bovaird

For a majority of his career, Mr. Bovaird’s focus has been the provision and implementation of corporate financial consulting and strategic planning services. He was previously the Vice President of Corporate Finance for one of Canada’s major accounting firms. He currently is the Chair of NunaMinerals A/S, a public mining exploration and development company listed on the Copenhagen Exchange (NUNA.CO). He is a director of Noble Minerals Exploration (TSX.V:NOB) where he is Chair of the Nominating, Compensation and Governance Committee, as well as a member of the Audit Committee. He is also the Chair of the board of directors of GTA Resources and Mining Inc., as well as a member of the Audit Committee. He has previously been involved with numerous public resource companies, both as a member of management and as a director. He is a graduate of the Canadian Director Education Program and holds an ICD.D designation.

Stephen P. Antony

Mr. Antony is a registered professional engineer in a number of states in which the Corporation holds properties. He is a graduate of the Colorado School of Mines, and holds a Masters of Business Administration from the University of Denver. Over the last 38 years, Mr. Antony has held increasingly senior positions in both the technical and managerial sectors of the mining business. He first entered the uranium business with Mobil Oil’s Mining and Mineral group in the mid 1980’s, during which time he developed the reclamation plan for Mobil’s El Mesquite ISR operation in south Texas. He joined Energy Fuels Nuclear, Inc. ("EFN") in 1986 as the company was growing to become the largest U3O8 producer in the US, peaking at more than five million pounds annually. Mr. Antony served as director of Technical Services for the company where he authored many of the feasibility studies which provided justification for the expansion of EFN’s highly successful Breccia Pipe Mine projects in the Arizona Strip. Subsequent to his employment with EFN, Mr. Antony held a brief position with Power Resources, Inc. ("PRI") as Vice President of Business Development. He then consulted to Cameco Corp. on due diligence prior to their acquisition of PRI, which Cameco undertook as part of their strategy to become a significant ISR uranium producer in the US. Mr. Antony was most recently Chief Operating Officer of EFI, responsible for the daily operations of the Corporation, including all aspects of uranium property exploration, ore production and mill processing. He was appointed President and Chief Executive Officer of the Corporation on April 1, 2010.

Paul A. Carroll

Mr. Carroll has had a lengthy business career in the mining industry, both as a lawyer and as a director and/or officer of many mining companies. He has been engaged in the mineral exploration and mining industry in Canada, the U.S., Mexico, Central and South America, Africa, China, Russia and Kazakhstan. Mr. Carroll is President of Carnarvon Capital Corporation, a corporate management and advisory company based in Toronto, Canada. Companies with which he has been extensively involved include Dundee Corporation, a full-service investment bank, Corona Corporation, where he was a member of the Executive Committee, Zemex Corporation, Royex Gold Mining Corporation, Campbell Resources Inc., Cobra Emerald Mines Ltd., Lacana Mining Corporation where he was Chair, Arcon International Resources plc where he was Chair, Tahera Corporation, World Wide Minerals Ltd. where he is President and Chief Executive Officer, Poco Petroleums Ltd., Mascot Gold Mines Ltd., United Keno Hill Mines Ltd., Repadre Capital Corporation (now IAMgold Corporation), Crowflight Minerals Inc., War Eagle Mining Company Inc. and Mammoth Resources Corporation. From 2004 to 2005, as one of the committee of “independent directors” thereof, Mr. Carroll was a director of Argus Corporation Limited and Hollinger Inc. (“Hollinger”) and in 2005 he was Chief Executive Officer. He was a director of The Uranium Institute (now the World Nuclear Association) in 1998. In addition to the Corporation, Mr. Carroll is currently a director of the following companies: World Wide Minerals Ltd. (TSX, CDN, OTC); War Eagle Mining Company Inc. (TSX-V) and Mammoth Resources Corp. (TSX-V). Mr. Carroll serves on the Audit Committee of War Eagle Mining Company Inc., as well as of the Corporation.

Lawrence A. Goldberg

Mr. Goldberg is a Chartered Professional Accountant (CPA, CA). He is currently Chief Financial Officer of JSN Jewellery Inc. From May 2013 to May 2014 he was Chief Financial Officer of Blue Goose Capital Corp., a private organic food company. From May 2012 to May 2013 he was Chief Financial Officer and Chief Operating Officer of Arcestra Inc., a private software company. From August 2010 to September 2011, Mr. Goldberg was the Chief Financial Officer of ZENN Motor Company Inc., a TSX-V listed energy storage technology company. From February 2000 to August 2010, Mr. Goldberg was the Chief Financial Officer of Mega Uranium Ltd., a uranium exploration company listed on the TSX, and of Pinetree Capital Ltd., a TSX-listed investment company. From May 2004 to December 2009, Mr. Goldberg was the CFO of Brownstone Ventures Inc. (now called Brownstone Energy Inc.), an energy company listed on the TSX-V.

Mark E. Goodman

Mr. Goodman has worked in the financial services and mining industry since 1992. He began his career working for Dundee Corporation and has held numerous positions within that organization. In 2005 he founded Cogitore Resources Inc., a base metal exploration company active in Northern Quebec. He has also served as President and Chief Executive Officer of both Valdez Gold and Cogitore Resources. Mr. Goodman is currently a Vice President of Dundee Corporation. He sits on the board of directors of the following publicly and privately held companies: Cogitore Resources Inc. (TSX-V); Corona Gold Corp. (TSX); Dundee Energy (TSX); Focused Capital Corp. (TSX-V); Focused Capital II (TSX-V); Ryan Gold Corp (TSX-V); Odyssey Resources Inc. (TSX-V); Nighthawk Gold Corp. (TSX-V) and Dynamic Venture Opportunities Fund (Ontario Labour Sponsored Fund).

Bruce D. Hansen

Mr. Hansen is currently Chief Executive Officer and a director of General Moly Inc., a position he has held since 2007. Prior to that, Mr. Hansen was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation. He worked with Newmont for ten years holding increasingly senior roles, including CFO from 1999 to 2005. Prior to joining Newmont, Mr. Hansen spent 12 years with Santa Fe Pacific Gold, where he held increasingly senior management roles including Senior Vice President of Corporate Development and Vice President Finance and Development. Mr. Hansen also serves as a Director for General Moly Inc. and ASA Gold & Precious Metals Ltd., and he is on the Audit Committee of ASA Gold. Mr. Hansen holds a Masters of Business Administration from the University of New Mexico and a Bachelor’s of Science Degree in Mining Engineering from the Colorado School of Mines. Mr. Hansen is also a director of ASA Gold and Precious Metals Ltd. (NYSE).

Ron F. Hochstein

Mr. Hochstein is currently President and Chief Executive Officer of Lundin Gold Inc., a position he has held since December 2014. Mr. Hochstein is also currently Chief Executive Officer of Denison Mines Corp., and previously served as its President and Chief Executive Officer since 2009. Prior to this Mr. Hochstein served as President and Chief Operating Officer of Denison Mines Corp. since 2006, when International Uranium Corporation ("IUC") and Denison Mines Inc. combined to form Denison Mines Corp. Mr. Hochstein served as President and Chief Executive Officer of IUC from 2000 to 2006 after serving as Vice President Corporate Development and Vice President and Chief Operating Officer. Prior to joining IUC Mr. Hochstein was a Project Manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds a Masters of Business Administration from the University of British Columbia and a Bachelor of Science in Mineral Processing from the University of Alberta. Mr. Hochstein is a Director of Denison Mines Corp. (TSX, NYSE MKT) and Lundin Gold Inc. (TSX, OMX). He is also a Director and serves on the Audit Committee of Sprott Resource Corp. (TSX).

Joo Soo Park

Since 2012, Mr. Park has been Team Leader and General Manager, Overseas Resources Development Department for KEPCO, an international electric power company headquartered in Korea. From 2007 to 2012, Mr. Park was Senior Manager, Korea Electric Power Research Institute for KEPCO, and from 2002 to 2007, Mr. Park was Senior Manager, Kum-ho Nuclear Power Plant Construction Division for KEPCO. Mr. Park has been with KEPCO for nearly twenty five years, and has been involved in many domestic and overseas projects for KEPCO. Mr. Park has a business degree from Chungnam National University, Korea, and a Masters of Business Administration from Helsinki School of Economics, Finland.

Richard J. Patricio

Since March 2015, Mr. Patricio has been the Chief Executive Officer and President of Mega Uranium Ltd., where he previously was, since 2005, the Executive Vice President, Corporate Affairs. In addition, Since February 2015, Mr. Patricio is the Chief Executive Officer of Pinetree Capital Ltd., where he previously was the Vice President of Corporate and Legal Affairs since 2005. Prior to joining Pinetree, Mr. Patricio worked as in-house General Counsel for a senior TSX listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler Hoskin & Harcourt LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions. In addition to his legal and corporate experience, Mr. Patricio has built a number of mining companies with global operations. He holds senior officer and director positions in several junior mining companies that are listed on the TSX, TSX-Venture, AIM, ASX and New York exchanges. Mr. Patricio is a lawyer qualified to practice in the Province of Ontario. Prior to the Corporation’s acquisition of Titan Uranium Inc., Mr. Patricio was a director of Titan. Mr. Patricio is also a director of Caledonia Mining Corp. (TSX, AIM, NASDAQ-OTCQX), Terreno Resources Corp. (TSX-V), U3O8 Corp. (TSX, OTCQX), Mega Precious Metals Inc. (TSX-V), Macusani Yellowcake Ltd. (TSX-V), Macarthur Minerals Ltd. (TSX) and Toro Energy Ltd. (ASX). He formerly served as a Director for Santa Maria Petroleum Inc. (formerly Quetzal Energy Ltd.), X-Terra Resources Corporation, Dejour Enterprises Ltd., Titan Uranium Inc., Mooncor Oil & Gas Corp., and Vesta Capital Corp.

EXECUTIVE OFFICERS

The following table sets forth the name and municipality of residence, and the office held with the Company, for each of the executive officers of the Company:

Name and State of Residence	Office Held	Held Position Since
Stephen P. Antony Colorado, USA	President, CEO and Director	2009
Daniel G. Zang Colorado, USA	Chief Financial Officer and Controller	2014
Harold R. Roberts Colorado, USA	Executive Vice President and Chief Operating Officer	2012
David C. Frydenlund Colorado, USA	Senior Vice President, General Counsel and Corporate Secretary	2012

Stephen P. Antony – President and Chief Executive Officer

Mr. Antony is a registered professional engineer in a number of States in which the Company holds properties. He is a graduate of the Colorado School of Mines, and holds a Masters of Business Administration from the University of Denver. Over the last 38 years Mr. Antony has held increasingly senior positions in both the technical and managerial sectors of the mining business. He first entered the uranium business with Mobil Oil’s Mining and Mineral group in the mid 1980’s, during which time he developed the reclamation plan for Mobil’s El Mesquite ISR operation in south Texas. He joined EFN in 1986 as the company was growing to become the largest U3O8producer in the US, peaking at more than five million pounds annually. Mr. Antony served as director of Technical Services for the company where he authored many of the feasibility studies which provided justification for the expansion of EFN’s highly successful Breccia Pipe mine projects in the Arizona Strip. Subsequent to his employment with EFN, Mr. Antony held a brief position with Power Resources, Inc (PRI) as Vice President of Business Development. He then consulted to Cameco Corp. on due diligence prior to their acquisition of PRI, which Cameco undertook as part of their strategy to become a significant ISR uranium producer in the US. Mr. Antony was most recently Chief Operating Officer of Energy Fuels, responsible for the daily operations of the Company, including all aspects of uranium property exploration, ore production and mill processing. He was appointed President and CEO on April 1, 2010.

Daniel G. Zang – Chief Financial Officer

Mr. Zang is Chief Financial Officer for Energy Fuels. He has many years of experience as Chief Financial Officer, Controller, Chief Accounting Officer and other positions with a number of public and private companies, including Controller and Treasurer of General Moly, Inc. and Vice President and Controller of Cyprus Copper Company, an operating division of Cyprus Minerals Company that earned annual revenues in excess of $1 billion. Prior to his coming to Energy Fuels, Mr. Zang served as Deputy Chief Financial Officer of Umami Sustainable Seafood Inc. in San Diego, California from 2012 to 2013, and Chief Financial Officer of Umami from 2010 to 2012. Prior to Umami, Mr. Zang was a Senior Finance and Accounting Professional based in Littleton, Colorado from 2009 to 2010. From 2007 to 2009, Mr. Zang was Controller and Treasurer for General Moly Inc.

Harold R. Roberts – Executive Vice President and Chief Operating Officer

Mr. Roberts is Executive Vice President and Chief Operating Officer for Energy Fuels. He was previously the Executive Vice President – U.S. Operations for Denison Mines Corp. from 2006 to 2012. Prior to his employment with Denison, Mr. Roberts was the President of Energy Fuels Nuclear, Inc. Throughout his career Mr. Roberts has held various positions related to operations oversight, project development, and permitting of mining operations. Mr. Roberts obtained his Bachelor of Science degree in Civil Engineering from Montana State University in 1975, and is a Registered Professional Engineer in several western states. Mr. Roberts is a director and serves on the audit committee of Virginia Energy Resources Inc. (TSX.V: VUI).

David C. Frydenlund – Senior Vice President, General Counsel and Corporate Secretary

Mr. Frydenlund is Senior Vice President, General Counsel and Corporate Secretary of Energy Fuels. Mr. Frydenlund’s responsibilities include all legal matters relating to the Company’s activities. His expertise extends to NRC, EPA, State and Federal regulatory and environmental laws and regulations. From 1997 to July 2012, Mr. Frydenlund was Vice President Regulatory Affairs, Counsel and Corporate Secretary of Denison Mines Corp., and its predecessor International Uranium Corporation (IUC), and was also a director of IUC from 1997 to 2006 and Chief Financial Officer of IUC from 2000 to 2005. From 1996 to 1997, Mr. Frydenlund was a Vice President of the Lundin Group of international public mining and oil and gas companies, and prior thereto was a partner with the Vancouver law firm of Ladner Downs (now Borden Ladner Gervais) where his practice focused on corporate, securities and international mining transactions law. David holds a bachelor’s degree from Simon Fraser University, a master’s degree from the University of Chicago and a law degree from the University of Toronto.

As at the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 73,531 Common Shares, representing approximately 0.37% of the currently outstanding Common Shares. No single director or officer beneficially owns or controls or directs, directly or indirectly, one percent or more of the Common Shares as of the date of this AIF. The information as to Common Shares beneficially owned or directed by the directors and officers, not being within the knowledge of the Company, has been furnished by each such individual.

CEASE TRADE ORDERS AND BANKRUPTCIES

Except as set out below, to the knowledge of the Company no director or executive officer of the Company is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade or order similar to a cease trade order, or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an cease trade or order similar to a cease trade order, or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Bovaird was a director of HMZ Metals Inc. (“HMZ”) at the time a management cease trade order was issued on September 6, 2005 requiring the directors, officers and insiders of HMZ to cease all trading in, or acquisition of, the securities of HMZ due to HMZ’s failure to file its interim financial statements for the six month period ended June 30, 2005. The management cease trade order issued on September 6, 2005 expired on October 20, 2005. The management cease trade order issued on April 3, 2006 expired and was replaced with a permanent management cease trade order dated April 17, 2006, which was allowed to expire on June 2, 2008. Mr. Bovaird was also an independent director of Fort Chimo Minerals Inc. (“Fort Chimo”) at the time a management cease trade order was issued on June 5, 2007 requiring the directors, officers and insiders of Fort Chimo to cease all trading in, or acquisition of, the securities of Fort Chimo due to Fort Chimo’s failure to file its interim financial statements for the three month period ended March 31, 2007. The management cease trade order was allowed to expire on July 9, 2007 after Fort Chimo remedied the filing default.

Mr. Carroll is a director and President and Chief Executive Officer of World Wide Minerals Ltd., a Canadian public company which is subject to an issuer cease trade order issued by the Ontario Securities Commission on May 9, 2011 for failure to file financial statements and has not been revoked.

Mr. Hochstein was a director of Sirocco Mining Inc. (“Sirocco”). Pursuant to a plan of arrangement completed on January 31, 2014, Canadian Lithium Corp. acquired Sirocco. The final step in the plan of arrangement transaction was the amalgamation of Canadian Lithium Corp. and Sirocco to form RB Energy Inc (“RBI”). On October 13, 2014, RBI announced that, among other things, the Board of Directors of RBI had approved a filing on October 14, 2014, for an Initial Order to commence proceedings under the Companies' Creditors Arrangement Act (the "CCAA"). On October 15, 2014, RBI further announced that the Quebec Superior Court had issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA. RBI is now under the protection of the Court. KPMG LLP has been appointed monitor under the Court Order. The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Since that time, RBI’s common shares have been suspended from trading.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

PENALTIES OR SANCTIONS

Other than as set out herein, to the knowledge of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

Some of the Company’s directors are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Company or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies and their obligations to act in the best interests of Energy Fuels’ shareholders. In addition, each of the directors of the Company discloses and refrains from voting on any matter in which such director may have a conflict of interest.

None of the present directors or senior officers of the Company, and no associate or affiliate of any of them, has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company except as described herein.

THE AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

A copy of the Company’s Audit Committee Charter is annexed to this AIF as Appendix “A”.

COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Audit Committee of the Company are Lawrence A. Goldberg, Paul A. Carroll, and Bruce D. Hansen. Lawrence A. Goldberg is the Chair of the Audit Committee. The directors of the Company have determined that each member of the Audit Committee is considered to be “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees (the “NI 52-110”).

RELEVANT EDUCATION AND EXPERIENCE

Lawrence A. Goldberg, is a Chartered Professional Accountant (CPA, CA) and currently Chief Financial Officer of JSN Jewellery Inc. From May 2013 to May 2014 he was Chief Financial Officer of Blue Goose Capital Corp., a private organic food company. From May 2012 to May 2013 he was Chief Financial Officer and COO of Arcestra Inc., an orgnic food company, from June 2012 to May 2013. From August 2010 to September 2011, Mr. Goldberg was the Chief Financial Officer of ZENN Motor Company Inc., a TSX-V listed energy storage technology company. From February 2000 to August 2010, Mr. Goldberg was the Chief Financial Officer of Mega Uranium Ltd., a uranium exploration company listed on the TSX and of Pinetree Capital Ltd. From May 2004 to December 2009, Mr. Goldberg was the Chief Financial Officer of Brownstone Ventures Inc. (now called Brownstone Energy Inc.). See also “Directors and Officers – Directors – Lawrence A. Goldberg” above.

Paul A. Carroll, is President of Carnarvon Capital Corporation, a corporate management and investment company, and President and CEO of World Wide Minerals Ltd., a former uranium mining and marketing company. He is a member of the Ontario Bar and has had a 50 year legal career, commencing in 1965 when he joined Smith Lyons, which grew to become a major Toronto law firm. In 2001, Smith Lyons was merged into Gowling Lafleur Henderson LLP, which was then Canada’s largest law firm. Mr. Carroll retired from the active practice of law in 2003. He has been a director and officer of many publicly traded and privately held companies, in the mining, oil and gas, real estate and financial services industries, including Dundee Corporation, World Wide Minerals Ltd., International Corona Corp. and Zemex Corp. See also “Directors and Officers – Directors – Paul A. Carroll” above.

Bruce D. Hansen, holds a Masters of Business Administration from the University of New Mexico and a Bachelor’s of Science Degree in Mining Engineering from the Colorado School of Mines. Mr. Hansen is currently Chief Executive Officer and a director of General Moly Inc., a position he has held since 2007. Mr. Hansen also serves as a Director for General Moly Inc. and ASA Gold & Precious Metals Ltd. He was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation until November, 2006. He worked with Newmont for ten years holding increasingly senior roles including CFO from 1999 to 2005. See also “Directors and Officers – Directors – Bruce D. Hansen” above.

RELIANCE ON CERTAIN EXEMPTIONS

During the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 or Part 8 of NI 52-110.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the most recently completed financial year of the Company was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the directors of the Company.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

EXTERNAL AUDITOR SERVICE FEES

The aggregate fees billed to the Company by the Company’s external auditors in each of the last two fiscal years for (i) audit services (Audit Fees), (ii) assurance and related services by the external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in Audit Fees (Audit-Related Fees), (iii) professional services rendered by the Company’s external auditor for tax compliance, tax advice, and tax planning (Tax Fees), and (iv) products and services provided by the Company's external auditor, other than Audit Fees, Audit-Related Fees and Tax Fees (All Other Fees), are as follows:

Year Ended	Audit Fees(1) (Cdn$)	Audit-Related Fees(2) (Cdn$)	Tax Fees(3) (Cdn$)	All Other Fees(4)
December 31, 2014	$462,000	Nil	$36,694	Nil
December 31, 2013	$565,500	Nil	$303,852	Nil

Notes:

(1)	Aggregate fees billed for services provided in auditing the Company’s annual financial statements.
(2)

Aggregate fees not included in “audit fees” that are billed by the auditors for the assurance and related services that are reasonably related to the performance of the audit or review of the Company’s statements or as related to a prospectus.

(3)

Aggregate fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. In 2014 fees reflect tax planning. 2013 fees reflect organizational structure and tax planning.

(4)	Aggregate fees billed by the auditors for products and services not included in the foregoing categories.

Pursuant to the Audit Committee Charter, the Audit Committee has the responsibility to review and approve the fees charged by the external auditors for audit services, and to review and approve all services other than audit services to be provided by the external auditors, and associated fees.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as described below, the Company is not currently a party to, nor was it a party to during the last financial year, and none of the Company’s property is or was the subject of, any material legal proceedings, and the Company knows of no such legal proceedings that are contemplated. The Company is not subject to any penalties or sanctions and has not entered into any settlement agreements with a court or securities regulatory authority. However, from time to time, the Company may become party to routine litigation incidental to its business.

WHITE MESA MILL

In November, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming unspecified damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust while working at the White Mesa Mill. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. In January, 2013, the Company filed a Special Appearance challenging jurisdiction and certain other procedural matters relating to this claim.

In January, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination in the shallow aquifer at the White Mesa Mill site. This challenge is currently being evaluated, and may involve the appointment of an administrative law judge to hear the matter. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

In April 2014, the Grand Canyon Trust filed a citizen suit in federal district court for alleged violations of the Clean Air Act at the White Mesa Mill. In October 2014, the plaintiffs were granted leave by the court to add further purported violations to their April 2014 suit. The Complaint, as amended, alleges that radon from one of the Mill’s tailings impoundments exceeded the standard; that the mill is in violation of a requirement that only two tailings impoundments may be in operation at any one time; and that certain other violations related to the manner of measuring and reporting radon results from one of the tailings impoundments occurred in 2013. The Complaint asks the court to impose injunctive relief, civil penalties of up to $37,500 per day per violation, costs of litigation including attorneys’ fees, and other relief. The Company believes the issues raised in the Complaint are being addressed through the proper regulatory channels and that the Company is currently in compliance with all applicable regulatory requirements relating to those matters. The Company intends to defend against all issues raised in the Complaint.

CANYON PROJECT

In March, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (the “USFS”) seeking an order (a) declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, (b) setting aside any approvals regarding exploration and mining operations at the Canyon mine, and (c) directing operations to cease at the mine and enjoining the USFS from allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction, which was denied by the District Court in September, 2013. In October 2013, the Plaintiffs appealed the District Court’s Order to the 9th Circuit Court of Appeals, and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company entered into a stipulation agreement with the Plaintiffs, which was extended in November 2014, under which the Company has agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of the Plaintiffs’ claims, or April 15, 2015, and the Plaintiffs have agreed to stay their appeal and Emergency Motions. In the meantime, proceedings on the merits of the case are ongoing. Oral arguments were heard on March 18, 2015, and a judgment is expected by the end of second quarter 2015. If the Plaintiffs are successful on the merits, the Company may be required to maintain the mine on standby pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on future operations of the Company.

ROCA HONDA

In January, 2014 the Acoma Pueblo filed a notice of appeal and separately filed a Complaint for Declaratory Judgment, in the Eleventh Judicial District Court of McKinley County, New Mexico, challenging the permit to dewater certain aquifers underlying the Company’s proposed Roca Honda uranium mine site. The Company does not believe the appeal and Complaint have merit and intends to defend against those actions. If the appeal is successful, the likely outcome would be remand of the permit back to the State Engineer for reconsideration or possible withdrawal of the permit. The Company does not believe any such outcome would materially affect the Company’s financial position, results of operations or cash flows. At the request of the parties, on July 10, 2014, the Court issued an Order staying these proceedings for 90 days, which was extended by the Court on October 10, 2014 and January 12, 2015, in each case for a further 90 days, pending settlement negotiations of the parties. On February 27, 2015, the parties settled this dispute, and the Acoma Pueblo has agreed to dismiss its appeal and Complaint.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed above and elsewhere in this AIF, no insider of the Company has any interest in material transactions involving the Company.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common Shares of the Company is CST Trust Company, Inc., at its offices in Toronto, Ontario.

MATERIAL CONTRACTS

The following are material contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and which were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect as of the date of this Annual Information Form:

1.	The Warrant Indenture dated as of June 21, 2012 between the Company and CIBC Mellon Trust Company providing for the issue of up to 355,005 common share purchase warrants.

2.	The Convertible Debenture Indenture dated as of July 24, 2012 between the Company and BNY Trust Company of Canada providing for the issue of the Debentures.

3.

The Agreement and Plan of Merger (the “Merger Agreement”) between the Company and Uranerz Energy Corporation dated January 4, 2015. Under the agreement, upon satisfaction of certain conditions, a subsidiary of the Company will merge with and into Uranerz, and as a result Uranerz will continue as the surviving operating corporation and as a wholly owned subsidiary of the Company. Pursuant to the Merger Agreement, shareholders of Uranerz will receive 0.255 common shares of the Company for each share of Uranerz Common Shares held. The Merger Agreement contains customary deal support provisions, including a reciprocal break fee, customary non-solicitation covenants by Uranerz, and the right for the Company to match superior offers. The transaction is expected to close in mid-2015.

4.

Subscription Agreement dated December 31, 2012 between the Company and Virginia Energy Resources Inc. (“VUI”), whereby the Company agreed to acquire 9,439,857 common shares of VUI at a price of Cdn$0.42 per share, for an aggregate subscription price of Cdn$3,964,739.94. The subscription price was satisfied by the Company by a combination of Cdn$250,000 cash and the issuance of 437,028 common shares of the Company. As a result of the transaction the Company acquired 16.5% of VUI. Under the subscription agreement, for so long as the Company owns at least 9.9% of the outstanding shares of VUI, the Company has the right to participate in equity financings in order to maintain its percentage ownership. In addition, for so long as the Company owns at least 5% of the outstanding shares of VUI, increasing to 9.9% after 2 years, the Company has the right to nominate one director for election or appointment to the Board of Directors of VUI

INTERESTS OF EXPERTS

NAMES OF EXPERTS

Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado prepared the Whirlwind Technical Report, the La Sal Project Technical Report, and the Sage Plain Project Technical Report and the Daneros Mine Technical Report.

Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering prepared the Sheep Mountain Technical Report and the Juniper Ridge Technical Report.

M. Hassan Alief, Certified Professional Geologist of Alinco GeoServices, Inc. prepared the Torbyn Technical Report, the Nose Rock Technical Report, and the Marquez Technical Report.

Thomas C. Pool, P.E. and David A. Ross, M.Sc., P.Geo. of RPA prepared the Arizona Strip Technical Report.

Barton G. Stone CPG., Robert Michaud, P.Eng., Stuart E. Collins, P.E. and Mark B. Mathisen CPG. of RPA and Harold R Roberts P.E., COO Energy Fuels prepared the Roca Honda Technical Report.

David A. Ross, M.Sc., P.Geo. and Christopher Moreton, Ph.D., P.Geo. of RPA prepared the EZ1 and EZ2 Technical Report.

William E. Roscoe, Ph.D., P.Eng., Douglas H. Underhill, Ph.D, C.P.G. and Thomas C. Pool, P.E. of RPA prepared the Henry Mountains Technical Report.

Richard L. Nielsen, Ph.D., CPG, Thomas C. Pool, P.E., Robert L. Sandefur, P.E. and Matthew P. Reilly, P.E. of CAM prepared the Gas Hills Technical Report.

Paul Tietz, Certified Professional Geologist, and Neil Prenn, Registered Professional Engineer of Mine Development Associates prepared the Copper King Technical Report.

Terence P. McNulty, P.E., D.Sc. prepared the Juniper Ridge Technical Report.

Allan V. Moran, C.P.G. and Frank A. Daviess, MAusIMM, prepared the Wate Project Technical Report.

INTERESTS OF EXPERTS

To the knowledge of management of the Company, as at the date hereof, none of the experts, or designated professionals of the experts (as that term is defined in NI 51-102F2), named above under “Names of Experts” had any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or its associates or affiliates when the experts prepared their respective reports and did not and will not receive any such interests after the date of their respective technical reports.

The Company’s independent auditors for fiscal 2014, KPMG LLP, have audited the consolidated financial statements of Energy Fuels Inc. for the year ended December 31, 2014 and the fifteen-month period ended December 31, 2013. In connection with their audit, KPMG LLP has confirmed that they are independent with respect to the Company (and its related entities) within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and under all relevant US professional and regulatory standards.

Richard White, CPG#08792, Chief Geologist and Director of Exploration and Technical Services of the Company, who is a “qualified person” within the meaning of this term in NI 43-101, has prepared sections of this AIF that are of a scientific or technical nature pertaining to the Company’s mineral projects, and has verified the data disclosed therein. To the knowledge of the Company, Richard White is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is available in the Company’s management information circular for the most recent annual meeting of shareholders.

Additional financial information is provided in the 2014 Annual Financial Statements and 2014 Annual MD&A.

A copy of this AIF, as well as the 2014 Annual Financial Statements, the 2014 Annual MD&A and such other information and documentation that the Company makes available via SEDAR, can be found at www.sedar.com. In addition, certain of this information is distributed to shareholders in connection with Energy Fuels’ Annual General Meeting of Shareholders. The Company will provide any of the foregoing documents subject to its rights to require people who are not security holders of the Company to pay a reasonable charge. Copies of these documents may be obtained by writing to:

Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood CO USA 80228

EXHIBIT 1
CORPORATE ORGANIZATION CHART AS OF MARCH 18, 2015

Energy Fuels Inc. (Ontario)
100%
100%
100%
Magnum Uranium Corp. (British Columbia)
Titan Uranium Inc. (Canada)
Strathmore Minerals Corp. (British Columbia)
100%
Uranium Power Corp. (British Columbia)
100%
100%
Strathmore Resources (US) Ltd. (Nevada)
Wyoming Gold Mining Company (Wyoming)
3%
20%
77%
60%
50%
Energy Fuels Holdings Corp. (Delaware)
Roca Honda Resources LLC (Delaware)
CK Mining Corp. (Nevada)
100%
Magnum Minerals USA Corp. (Nevada)
Energy Fuels Wyoming Inc. (Nevada)
Energy Fuels Resources (USA) Inc. (Delaware)
EFR White Mesa LLC (Colorado)
EFR Henry Mountains LLC (Colorado)
EFR White Canyon Corp. (Delaware)
EFR Colorado Plateau LLC (Colorado)
EFR Properties LLC (Colorado)
EFR Arizona Strip LLC (Colorado)
100%
100%
50%
50%
Arizona Strip Partners LLC (Delaware)
Colorado Plateau Partners LLC (Delaware)
West Lisbon LLC (Delaware)
Wate Mining Company LLC (Arizona)
100%
Arizona Strip Resources JV LLC (Delaware)

E-1

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE

The responsibilities and composition requirements of audit committees are as set out in the Canadian Securities Administrators’ National Instrument 52-110-Audit Committees ("NI 52-110"), the rules of the NYSE MKT Company Guide (the “Company Guide”), the Sarbanes-Oxley Act of 2002 (“SOX”), and the rules and regulations promulgated by the United States Securities and Exchange Commission (“SEC”).

Audit Committee Mandate

The Audit Committee (the "Committee") is a committee established and appointed by and among the Board of Directors of the Company (the “Board”) to assist the Board in fulfilling its oversight responsibilities of the Company. In so doing, the Committee provides an avenue of communication among the external auditor, management, and the Board. The Committee's purpose is to ensure the integrity of financial reporting and the audit process, and that sound risk management and internal control systems are developed and maintained. In pursuing these objectives the Audit Committee oversees relations with the external auditor, reviews the effectiveness of the internal audit function, and oversees the accounting and financial reporting processes of the Company and audits of financial statements of the Company.

Responsibilities

The Committee's primary duties and responsibilities are as follows:

1.

The appointment, compensation, retention and oversight of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including approval, prior to the auditor’s audit, of the auditor’s work plan and scope of the auditor’s review and all related fees. The external auditor shall report directly to the Committee.

2.

Assume direct responsibility for overseeing the work of the external auditor engaged to prepare or issue an audit report or perform other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.	Pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor.

4.

Review the Company's annual and interim financial statements, Management’s Discussion, and Analysis (MD&A) and annual and interim earnings press releases, and any other set of financial statements which will be released to shareholders, other security holders or regulatory agencies and/or which will form part, either directly or by reference, of any prospectus, offering circular, information circular, annual information form (AIF), annual reports filed with the SEC or any legal filing, before such documents are publicly disclosed by the Company.

5.

The Committee must satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in 4 above, and must periodically assess the adequacy of those procedures.

6.	Establish procedures (the “Whistleblower Policy”) for:

	(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7.	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

8.

Ensuring the receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard 1, and actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full Board take, appropriate action to oversee the independence of the external auditor.

9.

Prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the external auditor the quality of the Company’s accounting policies and financial statement presentation, including (without limitation), the following:

(a)

all critical accounting policies and practices to be used, including (without limitation) the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the external auditor that were not made;

	(b)	all alternative accounting treatments for policies and practices that have been discussed by management and the external auditor; and

(c)

other material written communications between the external auditor and management, including (without limitation) any management letter, schedule of unadjusted differences, the management representation letter, report on internal controls, as well as the engagement letter and the independence letter.

10.

Review annually the accounting principles and practices followed by the Company and any changes in the same as they occur, and review new accounting principles of the Chartered Professional Accountants of Canada and the International Accounting Standards Board which have a significant impact on the Company’s financial reporting as reported to the Committee by management.

11.

Review the status of material contingent liabilities, potentially significant tax issues, and any errors or omissions in the current or prior years’ financial statements which appear material, as reported to the Committee by management.

12.	Oversee management’s design, testing, and implementation of the Company’s internal controls and management information systems and review the adequacy and effectiveness thereof.

13.	Oversee and enforce the Code of Ethics for the Chief Executive Officer, senior financial officers and other officers of the Company, subject to supervision by the Board.

14.

Inquire of management and the external auditor as to any activities that may or may not appear to be illegal or unethical and review with management and the external auditor any frauds reported to the Committee.

15.	Report and make recommendations to the Board as the Committee considers appropriate.

Authority of the Committee

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it. The Committee shall also have the authority to communicate directly with the external auditor.

Composition

The Committee members shall meet the requirements of the Ontario Securities Commission (the “OSC”), the Toronto Stock Exchange (the “TSX”), the SEC and the NYSE MKT. The Audit Committee shall consist of at least three (3) Directors. All members of the Audit Committee shall be “independent” in accordance with the NI 52-110, the rules of the Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and the Chair of the Audit Committee shall be “financially literate” as set forth in NI 52-110 and at least one member of the Committee must qualify as an Audit Committee Financial Expert as defined from time to time by the SEC. A quorum shall consist of not less than two (2) members of the Audit Committee.

The Board shall designate the Chair of the Committee annually. Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director or ceasing to qualify as a member under any applicable law, rule or regulation shall cease to be a member of the Committee. Subject to the foregoing, each Member of the Committee shall hold office as such until the next annual appointment of members to the Committee after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

Remuneration

No member of the Committee may earn fees from the Company or any of its subsidiaries other than directors' fees or committee member fees (which fees may include cash, options or other in-kind consideration ordinarily available to directors). For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company.

Meetings & Operating Procedures

•

The Committee shall meet at least four times annually for regular meetings, or more frequently as circumstances dictate for special meetings. The times of and places where meetings of the Committee shall be held and the calling of and procedures at such meetings shall be determined from time to time by the Committee. Special meetings shall be convened whenever requested by the external auditor, the Chair, or any two members of the Audit Committee in accordance with the Ontario Business Corporations Act.

•

Regular meetings shall be called by the Chair of the Committee so as to allow the Committee to review the annual and interim consolidated financial statements of the Company prior to approval of the statements by the Board and prior to the release of the annual financial statements, the MD&A or the interim reports to shareholders, as applicable.

•

Notice of every such meeting shall be given in writing not less than forty-eight (48) hours prior to the date fixed for the meeting, and shall be given to the external auditor of the Company, so that the auditor shall be titled to attend and be heard thereat.

•

The Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of any matter. The Committee shall meet privately with the external auditor without management present, at each regular meeting.

•	A quorum shall be a majority of the members.

•	In the absence of the Chair of the Committee, the members shall appoint an acting Chair.

•

The Committee shall maintain minutes or other records of its meetings and activities. A copy of the minutes of each meeting of the Committee shall be made available, upon request, to each member of the Committee and to each Director of the Company.

•	The Chair of the Committee shall prepare and/or approve an agenda in advance of each meeting.

•

The Committee, in consultation with management and the external auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Company's financial policies and disclosures.

•

The Committee shall communicate its expectations to management and the external auditor with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditor in advance of meeting dates.

•

The Committee should meet privately in executive session at least quarterly with management, the external auditor and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.

•

In addition, the Committee or at least its Chair should communicate with management and the external auditor quarterly to review the Company's financial statements and significant findings based upon the auditor's limited review procedures.

•	The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.

•

The Committee expects that the external auditor, in discharging its responsibilities to the shareholders, shall be accountable to the Board through the Committee. The external auditor shall report all material issues or potentially material issues to the Committee.

Review Procedures

•

The Committee shall review and reassess the adequacy of this Charter at least annually, submit any proposed changes to the Board for approval and ensure that it is in compliance with TSX, OSC, SEC and NYSE MKT regulations.

APPENDIX B

Glossary of Terms

Note: The terms related to mineral resources and mineral reserves presented herein are as defined in “CIM DEFINITION STANDARDS on Mineral Resources and Mineral Reserves” prepared by the CIM Standing Committee on Reserve Definitions, adapted by CIM Council, December 11, 2005.

Any terms not defined in this Glossary of Terms are defined in the body of this AIF. Any capitalized terms contained in the below definitions are defined elsewhere in this Glossary of Terms.

2009 Notice
The Notice of Proposed Withdrawal issued by the BLM on July 9, 2009 regarding the withdrawal of one million acres of public lands around the Grand Canyon National Park from location and entry under the Minong Law of 1972.

2012 PFS
This term refers to the technical report dated April 13, 2012 titled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report”, prepared by Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering in accordance with NI 43-101 (See also “Sheep Mountain Technical Report”).

2014 Annual MD&A
Management’s Discussion and Analysis of Energy Fuels Inc. for the year ended December 31, 2014.

AEC
This term refers to the Atomic Energy Commission, the U.S. federal agency that fostered and controlled the peace time development of atomic science and technology from 1945 to 1974. Most of the functions of the AEC were later assigned to the NRC.

AIF
This 2014 Annual Information Form of Energy Fuels Inc. dated March 18, 2015 and relating to the year ended December 31, 2014.

Aldershot
Aldershot Resources Ltd., a British Columbia corporation

Arizona 1 Mine
This term refers to the Company’s Arizona 1 mine, a uranium mine located in northern Arizona, USA, as more particularly described in the Arizona 1, Canyon and Pinenut Technical Report.

Arizona 1, Canyon and Pinenut Technical Report
This term refers to the technical report dated June 27, 2012 titled “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.”, prepared by Thomas C. Pool, P.E and David A. Ross, M.Sc., P.Geo. of RPA in accordance with NI 43-101.

Arizona Strip or Arizona Strip District
A uranium district located in northern Arizona largely bounded on the north by the Arizona/Utah state line; on the east by the Colorado River and Marble Canyon; on the west by the Grand Wash Cliffs; and on the south by a midpoint between the city of Flagstaff and the Grand Canyon. The area encompasses approximately 13,000 square miles.

ASP
Arizona Strip Partners LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of the Company and former joint venture between subsidiaries of the Company and Aldershot.

ASR
Arizona Strip Resources JV LLC, a Delaware limited liability company, which is a joint venture between ASP and High Plaints Uranium Inc.

Atlas
Atlas Minerals Corp.

BLM
The U.S. Bureau of Land Management

Board of Directors
This term refers to the board of directors of the Company

Canyon Project
This term refers to the Company’s Canyon Project, a development-stage uranium mine located in northern Arizona, USA, as more particularly described in the Arizona 1, Canyon and Pinenut Technical Report.

CAM
Chlumsky, Armbrust & Meyer LLC, an independent geological and engineering consulting firm

CAPCD
This term refers to the Colorado Air Pollution Control Division of CDPHE

CAPEX
This term refers to capital expenditures.

CDPHE
The Colorado Department of Public Health and Environment

CDRMS
The Colorado Division of Reclamation, Mining and Safety

Colorado Plateau or Colorado Plateau District
A mining district encompassing approximately 20,000 square miles, straddling the border of southeastern Utah and southwestern Colorado

Common Shares
Common shares in the capital of the Company as constituted on the date of this AIF, after giving effect to the Share Consolidation

Company
Energy Fuels Inc., an Ontario corporation (see also “Energy Fuels”).

Conoco
Continental Oil Company

Continental
Continental Uranium Corporation

Copper King Project
This term refers to the Company’s Copper King Project, a gold/copper project, located in southeast Wyoming, USA, as more particularly described in the Copper King Technical Report.

Copper King Technical Report
This term refers to the technical report dated August 24, 2012 titled, “Technical Report on the Copper King Project” prepared by Paul Tietz, C.P.G. and Neil Prenn, P. Eng. of Mine Development Associates (“MDA”) prepared in accordance with NI 43-101.

CPP
Colorado Plateau Partners LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of the Company and former joint venture between subsidiaries of the Company and Aldershot.

Daneros Mine
This term refers to the Company’s Daneros Mine, a recently producing mine located in southeast Utah as more particularly described in the Daneros Mine Technical Report.

Daneros Mine Technical Report
This term refers to the technical report dated July 18, 2012 titled “The Daneros Mine Project, San Juan County, Utah, U.S.A.”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

Debentures
This term refers to the 22,000 floating-rate convertible unsecured subordinated debentures onissued pursuant to and governed by the Convertible Debenture Indenture dated as of July 24, 2012 between the Company and BNY Trust Company of Canada.

Denison
Denison Mines Corp., an Ontario corporation

DMHC
Denison Mines Holdings Corp., a Delaware corporation, which was acquired from Denison in 2012. DMHC is now named Energy Fuels Holdings Corp. and is a wholly-owned subsidiary of the Company.

DMO
Designated Mining Operation

DOE
The U.S. Department of Energy

DOI
The U.S. Department of the Interior

DRC
The Utah Division of Radiation Control.

Dundee
Dundee Resources Limited, a subsidiary of Dundee Corporation.

Dynatec
Dynatec Mining Corporation

EA
Environmental Assessment in accordance with NEPA

EF Holdings
Energy Fuels Holdings Corp. (formerly Denison Mines Holdings Corp.), a wholly-owned subsidiary of the Company.

EFN
Energy Fuels Nuclear, Inc.

EFRC
Energy Fuels Resources Corporation, a formerly wholly-owned subsidiary of the Company that was sold by the Company in November 2014.

EF Wyoming
Energy Fuels Wyoming Inc., a Nevada corporation, which is a wholly-owned subsidiary of the Company. EF Wyoming was acquired as a part of the Titan acquisition and was formerly known as Titan Uranium USA Inc.

EHS Policy
The Environment, Health and Safety Policy of the Company

EIS
Environmental Impact Statement in accordance with NEPA

EMC
Energy Metals Corporation

Energy Fuels
Energy Fuels Inc., an Ontario corporation (see also “Company”)

Energy Queen Technical Report
This term refers to the technical report dated March 15, 2011 titled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Project, San Juan County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

EPA
The U.S. Environmental Protection Agency

EPP
Environmental Protection Plan

eU3O8
This term refers to equivalent U3O8 grade derived by gamma logging of drill holes.

Exxon
Exxon Minerals Company

EZ1 and EZ2 Technical Report
This term refers to the technical report dated June 27, 2012 titled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.”, prepared by David A. Ross, P.Geo., and Christopher Moreton, Ph.D, P.Geo of RPA in accordance with NI 43-101.

Farmer Girl Technical Report
This term refers to the technical Report dated December 16, 2008 titled “Amended Technical Report on Energy Fuels Resources Corporation’s Farmer Girl Property, Montrose County, Colorado”, prepared by M. Hassan Alief, Certified Professional Geologist, Alinco GeoServices, Inc., Lakewood, Colorado in accordance with NI 43-101.

FeV
Ferrovanadium

FONSI
Finding of No Significant Impact in accordance with NEPA.

FUSRAP
Means Formerly Utilized Sites Remedial Action Program, a U.S. Government program aimed at cleaning up former defense program sites.

FY-2011
The financial year of the Corporation ended September 30, 2011

FY-2012
The financial year of the Corporation ended September 30, 2012

FY-2013
The 15-month financial period of the Corporation ended December 31, 2013

FY-2014
The financial year of the Corporation ended December 31, 2014

Gas Hills Project
This term refers to the Company’s Gas Hills Project, a uranium project, located in central Wyoming, USA, as more particularly described in the Gas Hills Technical Report.

Gas Hills Technical Report
This term refers to the technical report dated March 22, 2013 titled “National Instrument 43-101 Technical Report Update of Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA”, prepared by Richard L. Nielsen, PhD., CPG, Thomas C. Pool, P.E., Robert L. Sandefur, P.E., and Matthew P. Reilly, P.E., prepared in accordance with NI 43-101.

GWCL
Groundwater Compliance Limit

GWDP
Groundwater Discharge Permit

Hecla
Hecla Mining Corporation

Henry Mountains Technical Report
This term refers to the technical report dated June 27, 2012 titled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.”, prepared by William E. Roscoe, Ph.D., P.Eng., Douglas H. Underhill, Ph.D., C.P.G. and Thomas C. Pool, P.E. of RPA in accordance with NI 43-101.

Henry Mountains Complex
This term refers to the Company’s Henry Mountains complex of mineral properties, a development-stage uranium mine located in southeastern Utah, USA, as more particularly described in the Henry Mountains Technical Report.

HEU
Highly Enriched Uranium

Historical Estimate
A historical estimate means an estimate of the quantity, grade or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepare before the issuer acquiring, or entering into an agreement to acquire an interest in the property that contains the deposit.

IFRS
International Financial Reporting Standards as issued by the International Accounting Standards Board

Indicated Mineral Resource
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

IRR
Internal Rate of Return

ISR
In-Situ Recovery

IUC
International Uranium Corporation

Juniper Ridge Project
This term refers to the Company’s La Sal Project, a uranium project including standby mines, located in southeastern Utah, USA, as more particularly described in the La Sal Technical Report.

Juniper Ridge Technical Report
This term refers to the technical report dated January 27, 2014 titled “Juniper Ridge Uranium Project, Carbon County, Wyoming, U.S.A.”, prepared by Douglas L. Beahm, P.E, P.G. and Terence P. McNulty, P.E., D.Sc., in accordance with NI 43-101.

KEPCO
Korea Electric Power Corporation

La Sal Project
This term refers to the Company’s La Sal Project, a uranium project including standby mines, located in southeastern Utah, USA, as more particularly described in the La Sal Technical Report.

La Sal Technical Report
This term refers to the technical report dated March 26, 2014 titled “Technical Report on La Sal District Project (Including the Pandora, Beaver, and Energy Queen Projects), San Juan County, Utah, U.S.A.”, prepared by Douglas C. Peters, CPG., in accordance with NI 43-101.

Lynx-Royal
Lynx-Royal JV LLC, a subsidiary of Aldershot and former joint venture partner of the Company in ASP and CPP.

Magnum USA
Magnum Minerals USA Corp., a Nevada corporation and wholly-owned subsidiary of the Company.

MCBOCC
Montrose County Board of County Commissioners

Measured Mineral Resource
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mega
Mega Uranium Ltd., an Ontario corporation

Merger
The proposed acquisition of Uranerz by the Company, pursuant to the Merger Agreement.

Merger Agreement
The Agreement and Plan of Merger dated January 4, 2015 among the Company, Uranerz and Merger Sub, which provides for a business combination whereby Merger Sub will merge with and into Uranerz, and as a result Uranerz will continue as the surviving operating corporation and as a wholly owned subsidiary of the Company

Merger Sub
EFR Nevada Corp., a wholly owned subsidiary of the Company

Mill or White Mesa Mill
This term refers to the Company’s White Mesa mill, located near the town of Blanding, Utah in southeastern Utah, the only operating uranium processing facility in the United States.

Mill License
The Radioactive Materials License issued by the State of Utah for the White Mesa Mill.

Mineral Reserve
A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resource
A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial materials in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mining Law
The Mining Law of 1872

MUC
Magnum Uranium Corp., a British Columbia corporation and wholly-owned subsidiary of the Company.

NEPA
The National Environmental Policy Act

NESHAPS
National Emissions Standards for Hazardous Air Pollutants

NI 43-101
National Instrument 43-101 – Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators.

NI 52-110 Instrument
National Instrument 52-110 – Audit Committees, promulgated by the Canadian Securities Administration

NPV
Net Present Value

NRC
The U.S. Nuclear Regulatory Commission

NYSE MKT
The stock exchange operated by the NYSE MKT LLC on which the Common Shares are listed under the trading symbol “UUUU”

OBSS
Ore Bearing Sandstone

Offtake Agreement
The Company’s contract with KEPCO’s subsidiary to deliver 350,000 pounds (±10%) per year from 2010 to 2015 inclusive.

Other Technical Reports
Collectively, the Willhunt Technical Report, the Farmer Girl Technical Report, and the Torbyn Technical Report

Pathfinder
Pathfinder Mines Corporation

Phelps Dodge
Phelps Dodge Corporation

Pinenut Mine
This term refers to the Company’s Pinenut mine, a producing uranium mine located in northern Arizona, USA, as more particularly described in the Arizona 1, Canyon and Pinenut Technical Report.

Piñon Ridge Mill
The Company’s formerly owned Piñon Ridge uranium and vanadium processing facility, a 500 ton per day mill proposed for western Montrose County, Colorado, USA, which was sold by the Company in November 2014.

Pioneer Uravan
Pioneer Uravan Inc.

Plateau
Plateau Resources Inc.

PO
Plan of Operations

Pre-Feasibility Study
A Pre-Feasibility Study is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve
A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve
A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

QA/QC
Quality Assurance and Quality Control

Qualified Person
A ‘Qualified Person’ means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report and is a member or licensee in good standing of a professional association of geoscientists and/or engineers meeting the criteria set out in NI 43-101.

Redpath
J.D. Redpath Corporation

Rights Plan
The Shareholder Rights Plan of the Company approved by the Board of Directors on February 3, 2009 and adopted by the shareholders of the Company on March 19, 2009.

RFI
Request for Information from CDPHE in the Piñon Ridge Mill permitting process

RILOR
Reclamation in Lieu of Royalty performed on DOE lease tracts.

ROD
Record of Decision prepared in accordance with NEPA.

Roca Honda Project
This term refers to the Company’s Roca Honda Project, a uranium project, located in northwestern New Mexico, USA, as more particularly described in the Roca Honda Technical Report.

RHR
Roca Honda Resources LLC, a limited liability company organized under the laws of the State of Delaware, in which a wholly-owned subsidiary of the Company holds a 60% membership interest which was acquired on August 30, 2013.

Roca Honda Technical Report
This term refers to the technical report dated February 27, 2015 titled "Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A.", prepared by Barton G. Stone, C.P.G., Robert Michaud, P.Eng., Stuart E. Collins, P.E., and Mark B. Mathisen, C.P.G., all of Roscoe Postle Associates.

RPA
Roscoe Postle Associates Inc., an independent geological and engineering consulting firm.

Sage Plain Project
This term refers to the Company’s Sage Plain project, including the historic Calliham mine, located in southeastern Utah and southwestern Colorado, USA, as more particularly described in the Sage Plain Technical Report.

Sage Plain Technical Report
This term refers to the technical report dated March 18, 2015 titled “Updated Technical Report on Sage Plain Project (Including the Calliham Mine), San Juan County, Utah USA” prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

San Rafael Project or San Rafael Uranium Project
This term refers to the Company’s San Rafael uranium project, located in eastern Utah, USA, as more particularly described in the San Rafael Technical Report.

San Rafael Technical Report
This term refers to the technical report dated March 21, 2011 titled “NI 43-101 Technical Report on the San Rafael Uranium Project (Including the: Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) Emery County, Utah”, prepared by O. Jay Gatten, Utah Professional Geologist in accordance with NI 43-101.

Saratoga
Saratoga Gold Company Ltd., a former wholly-owned subsidiary of the Company incorporated under the laws of British Columbia, which was acquired by the Company on August 30, 2013, and wound up in February 2015.

SEDAR
The System for Electronic Data Analysis and Retrieval

Sheep Mountain Project
This term refers to the Company’s Sheep Mountain project, a uranium development project located in central Wyoming, USA, as more particularly described in the Sheep Mountain Technical Report.

Sheep Mountain Technical Report
This term refers to the technical report dated April 13, 2012 titled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report”, prepared by Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering in accordance with NI 43-101 (see also “2012 PFS”).

SITLA Lease or Utah SITLA Lease
Mineral lease on lands administered by the State of Utah School and Institutional Lands Trust Administration

Skidmore Lease
A 20-year mining lease previously held by the Company in the Sage Plain Project.

Strathmore
Strathmore Minerals Corp., a wholly-owned subsidiary of the Company, incorporated under the laws of British Columbia which was acquired by the Company on August 30, 2013.

Subscription Receipts
The subscription receipts issued by the Company in a June 21, 2012 private placement, which subscription receipts were exchanged for Common Shares and warrants of the Company.

Sunday Complex
A complex of mines previously owned by the Company on the Colorado Plateau in southwest Colorado including the Sunday, West Sunday, St. Jude, Carnation and Topaz mines.

Technical Reports
Collectively, the Arizona 1, Canyon and Pinenut Technical Report, the Daneros Mine Technical Report, the Henry Mountains Technical Report, the La Sal Project Technical Report, the Whirlwind Technical Report, the Sheep Mountain Technical Report, the Sage Plain Technical Report, EZ1 and EZ2 Technical Report, the San Rafael Technical Report, and the Other Technical Reports.

Titan
Titan Uranium Inc., a wholly-owned subsidiary of the Company, incorporated under the laws of Canada which was acquired by the Company on February 29, 2012.

Torbyn Technical Report
This term refers to the technical report dated January 7, 2009 titled “Amended Technical Report on Energy Fuels Resources Corporation’s Torbyn Property, Mesa County, Colorado”, prepared by M. Hassan Alief, Certified Professional Geologist, Alinco GeoServices, Inc. Lakewood, Colorado in accordance with NI 43-101.

Towns
The Towns of Telluride and Ophir, Colorado, USA and San Miguel County, Colorado, USA.

TSX
The Toronto Stock Exchange

U3O8
Triuranium octoxide, the form of uranium typically produced at the White Mesa Mill, often called yellowcake.

UDEQ
Utah Department of Environmental Quality

UDOGM
Utah Department of Oil, Gas and Minerals

UEC
Utah Energy Corp., a Delaware corporation, and a wholly-owned subsidiary of the Company (now called EFR White Canyon Corp.)

Umetco
Umetco Minerals Corporation, a subsidiary of Union Carbide Corporation

Union Carbide
Union Carbide Corporation

UPC
Uranium Power Corp., a British Columbia corporation, and a wholly-owned subsidiary of the Company.

Uranerz
Uranerz Energy Corporation

Uravan Mineral Belt
A zone of uranium and vanadium deposits located in eastern Utah and western Colorado. The Uravan Mineral Belt is the most historically significant uranium producing district in U.S. history.

US Mining Division
All of the assets of Denison located in the United States. All of these assets were acquired by the Company on June 29, 2012.

USFS
U.S. Forest Service

UWQD
Utah Water Quality Division of UDEQ

UxC
The Ux Consulting Company

V2O5
Vanadium pentoxide, the form of vanadium typically produced at the White Mesa Mill, also called blackflake.

Wate Project
This term refers to the Company’s Wate Project, a breccia pipe deposit in the permitting stage, located in northern Arizona, USA, as more particularly described in the Wate Technical Report.

Wate Technical Report
This term refers to the technical report dated March 10, 2015 titled “NI 43-101 Technical Report on Resources Wate Uranium Breccia Pipe – Northern Arizona, USA”, prepared by Allan Moran, C.P.G., AIPG and Frank A. Daviess, MAusIM, RM SME, both of SRK Consulting (US), Inc., in accordance with NI 43-101.

WEO 2012
The World Energy Outlook 2012 prepared by the International Energy Agency.

WCUL
White Canyon Uranium Ltd., an Australian corporation, and a wholly-owned subsidiary of the Company.

WDEQ
Wyoming Department of Environmental Quality

Western Nuclear
Western Nuclear Inc.

Whirlwind Mine
This term refers to the Company’s Whirlwind mine, an standby uranium mine located in west-central Colorado and east-central Utah, USA, as more particularly described in the Whirlwind Technical Report.

Whirlwind Technical Report
This term refers to the technical report dated March 15, 2011 titled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

White Canyon District
An historic uranium district located in southeastern Utah west of the town of Blanding.

White Mesa Mill or Mill
This term refers to the Company’s White Mesa mill, located near the town of Blanding, Utah in southeastern Utah, the only operating uranium processing facility in the United States.

Willhunt Technical Report
This term refers to the technical report dated November 30, 2008 titled “Amended Technical Report on Energy Fuels Resources Corporation’s Willhunt Property, San Miguel County, Colorado”, prepared by Douglas C. Peters, Certified Professional Geologist, Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

Withdrawn Lands
One million acres of lands withdrawn from location and entry under the Mining Law of 1872 near the Grand Canyon National Park.

WNA
The World Nuclear Association

Wyoming Gold
Wyoming Gold Mining Company, a wholly-owned subsidiary of the Company incorporated under the laws of the State of Wyoming, which was acquired by the Company on August 30, 2013.